Form 20-F
period 2019-03-31
Happiness Biotech Group Ltd
filed 2019-08-27
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: -

Happiness Biotech Group Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

(Address of Principal Executive Offices)

Xuezhu Wang, Chief Executive Officer

Tel: +86-0599-782-8808

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0005 per share	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2019 was: 23,000,000 ordinary shares, par value $0.0005 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

On June 28, 2019, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-230170) (“Form F-1 Registration Statement”) of Happiness Biotech Group Limited, a limited liability company organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of Happiness Biotech Group Limited for the year ended March 31, 2019; therefore, as required by Rule 15d-2, Happiness Biotech Group Limited is hereby filing the certified financial statements of Happiness Biotech Group Limited with the SEC under cover of the facing page of an annual report on Form 20-F.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Happiness Biotech Group Limited

Cayman Islands

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Happiness Biotech Group Limited (the Company) as of March 31, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Briggs & Veselka Co.

We have served as the Company’s auditor since 2018.

Houston, Texas

August 26, 2019

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of March 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$14,800,772	$8,884,829
Accounts receivable	32,011,536	32,564,827
Other receivables	6,682	11,132
Inventories	1,970,735	2,269,182
Prepaid expenses	6,050,534	28,298
Total current assets	54,840,259	43,758,268

Property, plant and equipment, net	7,807,045	8,790,553
Land use rights, net	774,374	847,505
Other assets	2,257,370	-
TOTAL ASSETS	$65,679,048	$53,396,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,664,002	$5,398,247
Other payables and accrued liabilities	1,117,661	1,131,201
Income tax payable	942,160	820,365
Short-term bank borrowings	1,039,578	1,494,887
TOTAL LIABILITIES	4,763,401	8,844,700

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 23,000,000 shares issued and outstanding	11,500	11,500
Additional paid-in capital	5,702,663	5,075,035
Statutory surplus reserve	2,064,096	2,008,019
Retained earnings	53,935,169	35,269,267
Accumulated other comprehensive income (loss)	(797,781)	2,187,805
Total shareholders’ equity	60,915,647	44,551,626

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$65,679,048	$53,396,326

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the years ended March 31,
	2019	2018
Revenues	$63,936,185	$61,495,527
Cost of revenues	(31,689,117)	(32,143,327)
Gross profit	32,247,068	29,352,200

Operating expenses:
Selling and marketing	6,291,228	5,817,018
General and administrative	1,951,259	1,436,579
Research and development	2,161,708	1,857,818
Total operating expenses	10,404,195	9,111,415

Operating income	21,842,873	20,240,785

Other income (expenses):
Interest income	42,038	18,711
Interest expense	(83,549)	(133,284)
Other income	103,771	235,421
Total other income	62,260	120,848

Income before income taxes	21,905,133	20,361,633

Income tax provision	(3,183,154)	(2,871,693)

Net income	18,721,979	17,489,940

Other comprehensive income (loss):
Foreign currency translation adjustment	(2,985,586)	3,174,257
Comprehensive income	$15,736,393	$20,664,197

Basic and diluted earnings per ordinary share
Basic and diluted	$0.81	$0.76
Weighted average number of ordinary shares outstanding
Basic and diluted	23,000,000	23,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARSENDED MARCH 31, 2019 AND 2018

(IN U.S. DOLLARS)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity

Balance at March 31, 2017	23,000,000	$11,500	$4,500,708	$2,008,019	$17,779,327	$(986,452)	$23,313,102

Capital contributions	-	-	221,421	-	-	-	221,421
Net income for the year	-	-	-	-	17,489,940	-	17,489,940
Interest payable forgiven by the related parties	-	-	352,906	-	-		352,906
Foreign currency translation adjustment	-	-	-	-	-	3,174,257	3,174,257

Balance at March 31, 2018	23,000,000	11,500	5,075,035	2,008,019	35,269,267	2,187,805	44,551,626

Capital contributions	-	-	627,628	-	-	-	627,628
Net income for the year	-	-	-	-	18,721,979	-	18,721,979
Statutory reserve	-	-	-	56,077	(56,077)	-	-
Foreign currency translation adjustment	-	-	-	-	-	(2,985,586)	(2,985,586)
Balance at March 31, 2019	23,000,000	$11,500	$5,702,663	$2,064,096	$53,935,169	$(797,781)	$60,915,647

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2019	2018
Cash Flows from Operating Activities:
Net income	$18,721,979	$17,489,940
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	699,538	137,173
Gain on disposal of property, plant and equipment	(3,155)	-

Changes in operating assets and liabilities:
Accounts receivable	(1,601,202)	(6,551,304)
Other receivables	3,714	751,827
Inventories	148,388	2,301,812
Prepaid expenses	(6,025,735)	59,586
Other assets	(2,257,979)	-
Accounts payable	(3,378,079)	(1,192,982)
Other payables and accrued liabilities	61,303	(13,825)
Income taxes payable	176,107	(48,278)
Net cash provided by operating activities	6,544,879	12,933,949

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(283,100)	(157,966)
Proceeds from disposal of property and equipment	5,942	-
Net cash used in investing activities	(277,158)	(157,966)

Cash Flows from Financing Activities:
Capital contributions	627,628	221,421
Repayments on related party payables	-	(62,888)
Proceeds from short-term loans	1,396,382	1,423,789
Repayments on short-term loans	(1,752,905)	(1,514,670)
Repayment and premiums paid under capital lease	-	(518,102)
Dividends paid	-	(8,330,683)
Net cash used in financing activities	271,105	(8,781,133)

Effect of exchange rate changes on cash and cash equivalents	(622,883)	620,648

Net increase in cash and cash equivalents	5,915,943	4,615,498
Cash and cash equivalents at the beginning of year	8,884,829	4,269,331

Cash and cash equivalents at the end of year	$14,800,772	$8,884,829

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$3,007,047	$2,919,971
Cash paid for interest expense	83,549	133,284

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Happiness Biotech Group Limited (“Happiness Biotech” or “the Company”) is a holding company incorporated on February 13, 2018 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Biotech Group Limited (“Happiness Hong Kong”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Nanping) Biotech Co., Ltd (“Happiness Nanping”). Happiness Nanping is a holding company of all of the equity or ownership of Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”) a limited liability company established under the laws of the People’s Republic of China (“PRC”) on November 19, 2004. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”).Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Lucidum spore powder and others mainly in China.

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Biotech Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping. Happiness Biotech, Happiness Hong Kong and Happiness Nanping are all holding companies and had not commenced operation till August 21, 2018.

Prior to the reorganization, Mr. Wang Xuezhu, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Wang Xuezhu and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Nanping, which is 100% owned by Happiness Hong Kong. After the reorganization, Happiness Biotech owns 100% equity interests of Fujian Happiness. Mr. Wang Xuezhu, who owns 52.37% ownership of Happiness Biotech, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control. Therefore the above mentioned transactions were accounted for as a recapitalization. The reorganization has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 100,000,000 ordinary shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares at their par value of $111.55. Currently, the Company has 23,000,000 ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

During the reporting periods, the Company has three operating subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities
Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	Incorporated on November 19, 2004	PRC	RMB 25,755,000	100% by Happiness Nanping	Research, development, production and selling of nutraceutical and dietary supplements
Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”)	Incorporated on May 19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi
Shunchang Xinxin Agricultural Technology Co., Ltd (“Xinxin Agricultural”)*	Incorporated on January 4, 2015	PRC	RMB 2,000,000	100% by Fujian Happiness	Research and development of agricultural products

* Xinxin Agricultural was cancelled on June 28, 2017.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Fujian Happiness Biotech Co., Ltd and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, and provisions necessary for contingent liabilities. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains all bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management's best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted-average method. In addition to cost of raw materials, work in progress and finished goods include direct labor costs and overheads. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

There were no write-downs recognized of inventories for the years ended March 31, 2019 and 2018.

Property and Equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful Lives
Buildings	20 years
Machinery	10 years
Furniture, fixture and electronic equipment	3-10 years
Vehicles	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights

Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership”. Land use rights are stated at cost, less accumulated amortization. Land use rights are amortized using the straight-line method over the grant period of 50 years.

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2019 and 2018.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (FASB) Accounting Standards Codification 820, Fair Value Measurement and Disclosures, requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, and income taxes payable and to approximate the fair value of the respective assets and liabilities at March 31, 2019 and 2018 based upon the short-term nature of the assets and liabilities.

Revenue Recognition

The Company generates its revenue mainly from sales of nutraceutical and dietary supplements made of Lucidum spore powder and others. The Company’s revenue recognition policies are in compliance with ASC 605, Revenue Recognition. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year. The transportation fee is bore by the customers in the condition of products return. There were no products return incurred for the years ended March 31, 2019 and 2018.

The Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition on April 1, 2019. Topic 606 requires the Company to recognize revenue upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company sells nutraceutical and dietary supplements to distributors and experience stores. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g. value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment. Customers are required to pay under the customary payment terms, which is generally less than six months.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts. For the years ended March 31, 2019 and 2018, the Company recognized government grants of $146,992 and $243,176, respectively, for the government support of the Company’s research and development activities and patent applications. The government grants were recorded as other income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred as selling and marketing expense. Shipping and handling costs were $1,841,312 and $2,296,687 for the years ended March 31, 2019 and 2018, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $3,217,096and $2,048,026 for years ended March 31, 2019 and 2018, respectively.

Income Taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2019 and 2018.

To the extent applicable, the Company records interest and penalties as a general and administrative expense. All of the tax returns of the Company and its subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing.

The Company is subject to Chinese tax laws. We are not subject to U.S. tax laws and local state tax laws. Our income and our related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and we are subject to Chinese tax laws, all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that Income Tax Laws of China will not be changed in a manner that adversely affects shareholders. In particular, any such change could increase the amount of tax payable by us, reducing the amount available to pay dividends to the holders of our ordinary shares.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018, the Company is subject to a VAT rate of 16% based on the new Chinese tax law.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s financial statements are reported using U.S. Dollars. The consolidated statements of income and comprehensive income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2019	March 31, 2018

Period-end spot rate	US$1=RMB 6.7335 Yuan	US$1=RMB 6.2881 Yuan
Average rate	US$1=RMB 6.7317 Yuan	US$1=RMB 6.6021 Yuan

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of income and comprehensive income.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at March 31, 2019 and 2018, cash and cash equivalents of $14,800,772 (RMB 99,661,001 Yuan) and $8,884,829 (RMB 55,868,691 Yuan), respectively, is denominated in RMB and is held in PRC.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents and accounts receivable, the balances of which are stated on the consolidated balance sheets which represent the Company’s maximum exposure. The Company places its cash and cash equivalents in good credit quality financial institutions in China. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. Bank interest bearing loans are charged at variable interest rates within the reporting period. The Company is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606),” which delayed the effective date of ASU 2014-09 by one year. In addition, between March 2016 and December 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting revenue gross versus net)” (“ASU 2016-08”), ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016- 20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”). ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 clarify certain aspects of ASU 2014-09 and provide additional implementation guidance. ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”) became effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 for public companies. The effective date for all other entities is one year later than this (i.e., December 15, 2018). Entities are permitted to adopt ASC 606 using one of two methods: (a) full retrospective adoption, meaning the standard is applied to all periods presented, or (b) modified retrospective adoption, meaning the cumulative effect of applying the new standard is recognized as an adjustment to the opening retained earnings balance.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASC 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has elected to adopt the new revenue standard as of the effective date applicable to non-issuers and adopted the new revenue standard on April 1, 2019 using the modified retrospective method. The Company has substantially completed its assessment and currently does not expect the adoption of this guidance will have significant effects on the Company’s revenue recognition practices, financial positions, results of operations or cash flows. The new standard will require the Company to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to provide guidance on the presentation and classification of certain cash receipts and cash payments on the statement of cash flows. The guidance requires that 1) debt extinguishment costs be classified as cash outflows for financing activities and provides additional classification guidance for the statement of cash flows, 2) the classification of cash receipts and payments that have aspects of more than one class of cash flows to be applied under generally accepted accounting principles, and 3) each separately identifiable source or use within the cash receipts and payments be classified based on their nature in financing, investing or operating activities. This ASU is effective for annual and interim reporting periods beginning after December 15, 2017 and is applied retrospectively. Early adoption is permitted including adoption in an interim period. The Company adopted ASU 2016-15 on April 1, 2018 and the adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows: Restricted Cash". The amendments address diversity in practice that exists in the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment is effective for public companies for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted ASU 2016-18 on April 1, 2018 and the adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In January 2017, the FASB issued ASU No. 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business". The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted ASU 2017-01 on April 1, 2019 and this update does not have a material impact on the Company's consolidated financial position, results of operations and cash flows.

In February 2017, the FASB issued ASU No. 2017-05, “Other Income – Gains and Losses from the De-recognition of Nonfinancial Assets”. The amendments in this ASU provides guidance for recognizing gains and losses from the transfer of nonfinancial assets and in-substance nonfinancial assets in contracts with non-customers, unless other specific guidance applies. The standard requires a company to derecognize nonfinancial assets once it transfers control of a distinct nonfinancial asset or distinct in substance nonfinancial asset. Additionally, when a company transfers its controlling interest in a nonfinancial asset, but retains a non-controlling ownership interest, the company is required to measure any non-controlling interest it receives or retains at fair value. The guidance requires companies to recognize a full gain or loss on the transaction. ASU 2017-05 is effective for annual periods beginning after December 15, 2017, including interim periods within that reporting period. The effective date of this guidance coincides with revenue recognition guidance. The Company adopted ASU 2017-05 on April 1, 2019 and this update does not have a material effect on the Company’s consolidated financial positions, results of operations or cash flows.

In May 2017, the FASB issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, and application is prospective. The Company adopted ASU 2017-09 on April 1, 2018 and the adoption of this update did not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In June 2018, FASB issued ASU 2018-07 to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company adopted this Standard effective April 1, 2019; there was no material impact on the Company’s financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. The Company as an “emerging growth company” has elected to adopt the new lease standard as of the effective date applicable to non-issuers and will adopt the new lease standard on April 1, 2020 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Company does not expect this update will have a material impact on the Company's consolidated financial position, results of operations and cash flow.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). The amendments in this ASU modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not plan to early adopt ASU 2018-13 or expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

In November 2018, FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808): Clarifying the Interaction between Topic 808 and Topic 606, which, among other things, provides guidance on how to assess whether certain collaborative arrangement transactions should be accounted for under Topic 606. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is in the process of evaluating the impact the standard will have on its financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2019 and 2018:

	As of March 31,
	2019	2018
Accounts receivable, gross	$32,011,536	$32,564,827
Less: allowance for doubtful accounts	-	-
Accounts receivable	$32,011,536	$32,564,827

The Company recorded no allowance for doubtful accounts as of March 31, 2019 and 2018. The Company gives its customers credit period of 180 days and continually assesses the recoverability of uncollected accounts receivable. As of March 31, 2019 and 2018, the balances of the Company’s accounts receivable are all due within 1 year. The Company believes the balances of its accounts receivable are fully recoverable as of March 31, 2019 and 2018.

NOTE 4 – INVENTORIES

Inventories consisted of the following as of March 31, 2019 and 2018:

	As of March 31,
	2019	2018
Raw materials	$1,696,353	$1,942,366
Work in process	40,143	73,642
Finished goods	234,239	253,174
Total	$1,970,735	$2,269,182

No lower of cost or net realizable value adjustment was recorded as of March 31, 2019 and 2018, respectively.

NOTE 5 – PREPAID EXPENSES

Prepaid expenses consisted of the following as of March 31, 2019 and 2018:

	As of March 31,
	2019	2018
Deposit for purchase of raw materials	$5,940,447	$-
Other prepaid expenses	110,087	28,298
Total	$6,050,534	$28,298

In March 2019, the Company prepaid $5,940,447 (RMB 40 million) to Shandong Guanxian Lingzhibao Biological Co., Ltd. (Guanxian Lingzhibao) to purchase certain materials that the Company uses in its products. The prepayment was an initial deposit for the purchase in order to secure the quantities Guanxian Linzhibao produces. The prepayment the Company made is fully refundable in condition of failure of supply caused by Guanxian Lingzhibao.

The Company expects to receive the materials from Guanxian Lingzhibao in September 2019 and the prepayment will be applied upon receipt of goods.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2019 and 2018:

	As of March 31,
	2019	2018
Buildings	$9,273,325	$9,481,048
Machinery	2,150,738	2,471,925
Furniture, fixture and electronic equipment	172,552	179,173
Vehicles	68,360	73,202
Total property plant and equipment, at cost	11,664,975	12,205,348
Less: accumulated depreciation	(3,857,930)	(3,414,795)
Property, plant and equipment, net	$7,807,045	$8,790,553

As of March 31, 2019 and 2018, the Company pledged its building with a carrying value of approximately $3.1 million and $3.3 million, respectively, as the collateral for short-term bank loans (see Note 9).

Depreciation expense was $682,462 and $119,762 for the years ended March 31, 2019 and 2018, respectively. Capitalized depreciation in inventories was $568,017 and $569,238 for the years ended March 31, 2019 and 2018, respectively.

NOTE 7 – LAND USE RIGHTS

	As of March 31,
	2019	2018
Land use rights, cost	$853,552	$914,011
Less: accumulated amortization	(79,178)	(66,506)
Land use rights, net	$774,374	$847,505

As of March 31, 2019 and 2018, the Company pledged its land use right on its 12,120 square meters land with a carrying value of $95,540 and $105,066, respectively, as the collateral for a short-term bank loans (see Note 9).

Amortization expense was $17,076 and $17,411 for the years ended March 31, 2019 and 2018, respectively.

Estimated future amortization expense is as follows as of March 31, 2019:

Years ending March 31,	Amortization expense

2020	$17,076
2021	17,076
2022	17,076
2023	17,076
2024	17,076
Thereafter	688,994
$774,374

NOTE 8 – OTHER ASSETS

Other assets consisted of the following as of March 31, 2019 and 2018:

	As of March 31,
	2019	2018
Prepayments for advertising or marketing	$1,856,390	$-
Prepayment of celebrity endorsement fee	400,980	-
Total	$2,257,370	$-

The Company entered into several agreements with 15 exclusive distributors to provide subsidy of $148,551 (RMB1 million) to each exclusive distributor for advertising and marketing. The prepayments were amortized within the contract periods of 3 years.

In October 2018, the Company paid celebrity endorsement fee of $445,533 (RMB 3 million). The celebrity endorsement contract is for a period of 5 years. For the year ended March 31, 2019, the Company recognized $44,553 in selling and marketing expenses.

NOTE 9 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following as of March 31, 2019 and 2018:

	As of March 31,
	2019	2018
Industrial Bank Co., Ltd	$1,039,578	$1,113,214
Postal Saving Bank of China	-	381,673
Total	$1,039,578	$1,494,887

On May 4, 2018, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,039,578 (RMB 7 million Yuan) as working capital for one year with due date on April 21, 2019 and was renewed on April 19, 2019. The loan bears a fixed interest rate of 1-year Loan Prime Rate (“LPR”) +2.19% on the date of drawing per annum. The loan facility agreement is personally guaranteed by Mr. Wang Xuezhu, Mr. Wang Xianfu and Mrs. Lin Yanying. Based on guarantee contract the maximum guaranteed amount was RMB 7 million Yuan. The Company also pledged its building and land use rights as collaterals. Based on the pledge agreement, the maximum pledged amount was RMB 17.4 million Yuan.

On May 8, 2017, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,113,214 (RMB 7 million Yuan) as working capital for one year with due date on May 7, 2018. The loan bears a fixed interest rate of 1 year Loan Prime Rate (“LPR”) +2.2% per annum on the date of drawing. The loan was fully repaid upon maturity. The loan agreement was personally guaranteed by Mr. Wang Xuezhu, Mr. Wang Xianfu and Mrs. Lin Yanying. The Company also pledged its building and land use right as collaterals.

On May 23, 2017, the Company entered into a loan facility framework agreement with Postal Saving Bank of China. The agreement allows the Company to access a total borrowing of approximately $380,000 (RMB 2.4 million Yuan) for short-term loans. The loan facility agreement is valid until May 22, 2020 and subject to renewal. The loan facility agreement is personally guaranteed by Mr. Wang Xianfu, Mrs. Lin Yanying and Fujian Happiness Biotech Research Center (Limited Partnership). The Company also pledged its building and land use right as collaterals. Pursuant to the loan facility agreement, on May 23, 2017, the Company entered into a loan agreement with Postal Saving Bank of China to borrow approximately $380,000 (RMB 2.4 million Yuan) as working capital for no more than 12 months. The loan bears a fixed interest rate of at least LPR*(1+30%) per annum on the date of drawing. The loan was fully repaid during 2019.

The carrying values of the Company's pledged assets to secure short-term borrowings by the Company are as follows:

	As of March 31,
	2019	2018
Buildings, net	$3,069,599	$3,313,476
Land use rights, net	95,540	105,066
Total	$3,165,139	$3,418,542

For the years ended March 31, 2019 and 2018, interest expense on all short-term bank loans amounted to $83,549 and $104,760, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

The Company imputed interest through additional paid in capital on the interest-free borrowings from Mr. Xuezhu Wang while the balance was outstanding. For the year ended March 31, 2018, interest expense payable recognized amounted to $352,906 was forgiven by Mr. Xuezhu Wang.

NOTE 11 – SHAREHOLDERS’ EQUITY

Ordinary shares

Happiness Biotech was incorporated under the laws of the Cayman Islands on February 9, 2018. The Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in Fujian Happiness from the former shareholders to Happiness Nanping.

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Biotech Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping.

The reorganization has been accounted for at historical cost and prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company. The Company has retrospectively reflected the reorganization in all periods presented in these financial statements.

In June 2017, the Company received $221,421 (RMB 1,500,000 Yuan) from one investor into Fujian Happiness.

In May 2018, the Company received $627,628 (RMB 4,000,000 Yuan) from two investors into Fujian Happiness.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 100,000,000 ordinary shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares at their par value of $111.55. Currently, the Company has 23,000,000 ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2019, $56,077 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve is now equal to 50% of its registered capital. The reserved amounts as determined pursuant to PRC statutory laws totaled $2,064,096, and $2,008,019 as of March 31, 2019 and 2018.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory surplus reserves of the Company in PRC totaling $7,778,259 and $7,094,554 as of March 31, 2019 and 2018, respectively.

Dividends

Dividends declared by the Company are based on the distributable profits as reported in its statutory financial statements reported in accordance with PRC GAAP, which may differ from the results of operations reflected in the consolidated financial statements prepared in accordance with US GAAP. The Company’s ability to pay dividends is primarily from cash received from its operating activities in PRC. For the years ended March 31, 2019 and 2018, the Company did not declare any dividends.

NOTE 12 – TAXES

(a) Corporate Income Taxes (“CIT”)

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Happiness Hong Kong was incorporated in Hong Kong and is subject to a statutory income tax rate of 16.5%.

Under the Law of the People's Republic of China on Enterprise Income Tax ("New EIT Law"), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Fujian Happiness, the Company’s main operating entity in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% for the years ended December 31, 2016 to December 31, 2018. The HNTE of Fujian Happiness is in the reapplication process. With approval of HNTE, Fujian Happiness is entitled to a reduced income tax rate of 15% for the years ended December 31, 2019 to December 31, 2021, otherwise a uniform income tax rate of 25% will be applied for the years ended December 31, 2019. Shunchang Happiness and Xinxin Agricultural in PRC have applicable EIT rate of 25%. As of March 31, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s entities remain open for statutory examination by PRC tax authorities.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2019 and 2018, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2019.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended March 31,
	2019	2018
PRC statutory income tax rate	25%	25%
Effect of PRC preferential tax rate	(10%)	(10%)
Effect of other deductible expenses	(0.5%)	(0.9%)
Total	14.5%	14.1%

The provision for income tax consisted of the following:

	For the years ended March 31,
	2019	2018
Current income tax provision	$3,183,154	$2,871,693
Deferred income tax provision	-	-
Total	$3,183,154	$2,871,693

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded no deferred tax assets and liabilities as of March 31, 2019 and 2018, as there were no material temporary difference between the carrying amounts of assets and liabilities.

(b) Taxes Payable

The Company’s taxes payable as of March 31, 2019 and 2018 consisted of the following:

	As of March 31,
	2019	2018
Income tax payable	$942,160	$820,365
VAT payable	522,335	508,002
Other tax payables (other payables and accrued liabilities)	68,655	82,580
Total	$1,533,150	$1,410,947

NOTE 13 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2019 and 2018, Company has no material purchase commitments, significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2019 and 2018, Company has no pending legal proceedings.

NOTE 14 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the years ended March 31, 2019 and 2018, no individual customer accounted for more than 10% of the Company’s total revenues. As of March 31, 2019 and 2018, no individual customer accounted for more than 10% of the total outstanding accounts receivable balance.

For the year ended March 31, 2019, the Company purchased a substantial portion of raw materials from two third-party suppliers (12.7% and 11.7% of total purchase of the year ended March 31, 2019, respectively). As of March 31, 2019, the amounts due to the two vendors were $384,547 and $129,984, respectively. For the year ended March 31, 2018, the Company purchased a substantial portion of raw materials from one third-party supplier (14.4% of total purchase of the year ended March 31, 2018). As of March 31, 2018, the amount due to this vendor was $929,393. The Company believes there are numerous other suppliers that could be substituted should these suppliers become unavailable or non-competitive.

NOTE 15 – SUBSEQUENT EVENTS

Pursuant to the loan facility agreement with Postal Saving Bank of China, which is valid from June 24, 2019 to June 23, 2025, on June 28, 2019, the Company entered a loan agreement of $581,844 (RMB 4 million Yuan) from Postal Saving Bank of China as working capital for one year. The loan bears a fixed interest rate of 5.66%.

On May 4, 2018, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,039,578 (RMB 7 million Yuan) as working capital for one year with due date on April 21, 2019 and was renewed on April 19, 2019.

The Company evaluated all events and transactions that occurred after March 31, 2019 up through the date the Company issued these financial statements on August 26, 2019.

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2019 and 2018.

Happiness Biotech Group Limited

Balance Sheets

	As of March 31,
	2019	2018
ASSETS
Investment in subsidiary	$60,915,647	$44,551,626
Total assets	$60,915,647	$44,551,626

LIABILITIES AND SHAREHOLDERS’ EQUITY

Total liabilities	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 23,000,000 shares issued and outstanding	11,500	11,500
Additional paid-in capital	7,766,759	7,083,054
Retained earnings	53,935,169	35,269,267
Accumulated other comprehensive income (loss)	(797,781)	2,187,805
Total stockholders’ equity	60,915,647	44,551,626

Total liabilities and stockholders’ equity	$60,915,647	$44,551,626

Happiness Biotech Group Limited

 Statements of Income and Comprehensive Income

	For the years ended
	March 31,
	2019	2018

Equity in earnings in subsidiaries	$18,721,979	$17,489,940

Total operating expenses	$-	$-

Net income	$18,721,979	$17,489,940

Other comprehensive income (loss)	(2,985,586)	3,174,257

Comprehensive income	$15,736,393	$20,664,197

Happiness Biotech Group Limited

Statements of Cash Flows

For the years ended March 31,
	2019	20188
Cash flows used in operating activities

Net cash used in operating activities	$-	$-

Cash flows provided by financing activities

Net cash provided by financing activities	-	-

Cash flows used in financing activities
-
Net cash used in financing activities	-	-

Increase in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of year	-	-

Cash and cash equivalents, end of year	$-	$-

Supplemental Cash Flows Information:
Income tax paid	$-	$-
Interest paid	$-	$-

(a) Basis of Presentation

The condensed financial information of Happiness Biotech Group Limited has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations. The subsidiaries did not pay any dividends to the Company for the years presented.

(b) Shareholders’ Equity

On February 9, 2018, the Company issued 50,000 ordinary shares with par value of $1 to its shareholders.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 100,000,000 ordinary shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares at their par value of $111.55.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Happiness Biotech Group Limited

By:	/s/ Xuezhu Wang
Name:	Xuezhu Wang
Title:	Chief Executive Officer (Principal Executive Officer)

Dated:	August 26, 2019

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document