Form 20-F
period 2020-03-31
Happiness Biotech Group Ltd
filed 2020-07-24
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-230170

Happiness Biotech Group Limited

(Exact name of Registrant as specified in its charter)

N/A

(Translation of the Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

(Address of principal executive offices)

Xuezhu Wang, Chief Executive Officer

Telephone: +86-0599-782-8808

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

* Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0005 per share	HAPP	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2020 was: 25,000,000 ordinary shares, par value $0.0005 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Fujian Happiness” is to Fujian Happiness Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Nanping;

●	“Shunchang Happiness” is to Shunchang Happiness Nutraceutical Co., Ltd, a 100% subsidiary of “Fujian Happiness”

●	“HAPP,” “Happiness Biotech,” “we,” “us,” “our company” and “our” refer to Happiness Biotech Group Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

●	“Happiness Hong Kong” refers to Happiness Biology Technology Group Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Happiness Biotech;

●	“Happiness Nanping” refers to Happiness (Nanping) Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Hong Kong;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“Shares,” “shares,” or “ordinary shares” refers to the ordinary shares, par value $0.0005, of Happiness Biotech; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares;

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	our expectations regarding the market for our concrete products;

●	our expectations regarding demand for and market acceptance of our nutraceutical and dietary supplements products;

●	our plans to establish partnerships and develop new businesses;

●	our plans to invest in our business;

●	our relationships with our partners;

●	our future business development, results of operations and financial condition;

●	market conditions affecting our equity capital;

●	change in macroeconomic conditions;

●	competition in our industry; and

●	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Key Information—Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents the selected consolidated financial information of our company. The selected consolidated financial data present the results for the three fiscal years ended and as of March 31, 2020, 2019, and 2018. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	As of and For the Years Ended March 31,
	2020	2019	2018
Statement of Income Data
Revenues	$65,061,953	$63,936,185	$61,495,527
Cost of Revenues	$34,642,649	$31,689,117	$32,143,327
Gross Profit	$30,419,304	$32,247,068	$29,352,200
Operating income	$15,398,717	$21,842,873	$20,240,785
Net Income	$12,688,035	$18,721,979	$17,489,940
Comprehensive Income	$9,332,003	$15,736,393	$20,664,197
Earnings per share – basic and diluted	$0.53	$0.81	$0.76
Weighted average shares – basic and diluted	$23,843,836	$23,000,000	$23,000,000

Balance Sheet Data
Working Capital	$64,477,265	$50,076,858	$34,913,568
Total Assets	$85,097,473	$65,679,048	$53,396,326
Total Liabilities	$5,507,484	$4,763,401	$8,844,700
Total Equity	$79,589,989	$60,915,647	$44,551,626

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks related to Our Business

We face risks related to health epidemics, severe weather conditions and other outbreaks, in particular, the current escalating coronavirus pandemic.

In recent years, there have been outbreaks of epidemics in various countries, including China. If any of our employees or staff members who operates manufacturing facilities or conduct R&D activities is suspected of having contracted a contagious disease, we may be required to temporarily close our facilities or suspend our manufacturing operations entirely. The recent outbreak of COVID-19 has spread throughout the world, especially in China, the United States and Europe. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic. Many businesses and social activities in China and other countries and regions have been disrupted, including those of our business partners, customers and employees. This global outbreak has also caused volatilities in and damage to the global financial markets. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition.

In particular, the Chinese government took a number of actions in order to contain the spread of COVID-19, including mandatory quarantine requirements, shutdown of schools, travel restrictions, prohibition of public gatherings and postponed resumption of business operations.

More specifically, the COVID-19 has negatively affected our business and operations in many ways, including the plump closures of experience stores, diving sales in our distribution channels, and shut down of production facilities for around three months. The experience stores were closed for two to three months, subject to different quarantine policies implemented in different regions. Since the re-open of some of our experience stores in May 2020, the number of the visitors has not returned back to the previous level. Our logistics was also heavily influenced due to travel restrictions among different cities and provinces in China, which also caused the delay of our employees to be back at our offices and workshops. In addition, the planting and harvesting of Cordyceps mycelia ceased for three months, so an inventory loss was recorded. As a result, our revenue of the three months ended March 31, 2020 dropped by approximately 14.1% compared with the revenue for the same period in 2019.

While COVID-19 had begun to show signs of stabilizing in China, there has been a recent re-occurrence and Beijing has reintroduced strict lockdown measures. The potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

We may not be able to successfully generate meaningful revenues from our new lines of products including disinfectants, non-medical face masks and COVID-19 testing kits.

We expanded our product line to produce the COVID-19 prevention products including disinfectants and non-medical face masks in late February 2020 and later in April, 2020, we also developed the COVID-19 testing kits with Fuzhou University and started the production of the testing kits. We leveraged our expertise and existing resources to produce and market these products and have sold disinfectants and non-medical masks to clients in China and overseas. We have sent samples of the COVID-19 testing kits to potential clients but have not sold any testing kits as of the date of this report.

As China and many other countries have largely brought the pandemic under control, we may not derive the expected financial returns on this new line of products or it may not be profitable at all. Regardless of whether we are successful in selling our disinfectants, non-medical face masks and COVID-19 testing kits, we may also be subject to additional costs related to compliance with various international laws in connection with the exportation of our products, our investment in these products may not generate meaningful revenues while distracting management’s attention and increasing our expenses.

We may not effectively manage our growth, which could materially harm our business.

We expect that our business will continue to grow, which may place a significant strain on our management, personnel, systems and resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology and workforce. We must also maintain close coordination among our compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

Our continued growth will require an increased investment by us in technology, facilities, personnel and financial and management systems and controls. It also will require expansion of our procedures for monitoring and assuring our compliance with applicable regulations, and we will need to integrate, train and manage a growing employee base. The expansion of our existing businesses, any expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues and growth prospects.

The P.R.C. dietary supplement industry is large. Participants include specialty retailers, supermarkets, drugstores, mass merchants, on-line merchants, mail-order companies and a variety of other smaller participants. We believe that the market is also highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. We also compete for sales with heavily advertised national brands manufactured by large food companies, as well as other retailers. In addition, as some products become more mainstream, we experience increased price competition for those products as more participants enter the market. Our manufacturing operations compete with other manufacturers of third-party dietary supplements. We may not be able to compete effectively and our attempt to do so may require us to reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues and growth prospects.

Many companies in China made a substantial investment quickly in the manufacture of disinfectant/sanitizing products and non-medical face mask products quickly. Many new participants include companies that are from other industries, including the car manufacture industry and textile industry. We believe that the market is also highly sensitive to the quality control of these products during the COVID-19 outbreak. We may not be able to compete effectively with those manufacturers who have better quality-control equipment than ours. Failure to effectively compete could make us dispose or sell our product lines of disinfectant/sanitizing products and non-medical face mask products quickly, which could adversely affect our market share, revenues, and growth prospects.

An increase in the price and shortage of supply of key raw materials could adversely affect our business.

Our products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, it could result in a significant increase in our production. Raw material prices may increase in the future and we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. Events such as the threat of political or social unrest, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on our suppliers’ ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales.

Any disruption in the supply chain of raw materials and our products could adversely impact our ability to produce and deliver products.

As to the products we manufacture, we must manage our supply chain for raw materials and delivery of our products. Our top five suppliers provided approximately 41.4% of the sourcing of the raw materials for our concrete production business for the year ended March 31, 2020. Some raw material providers reduced or even suspended their production facilities due to the outbreak of COVID-19 and we may not able to find an alternative supplier quickly.

A significant disruption to our distribution network or to the timely receipt of inventory could adversely impact sales or increase our transportation costs, which would decrease our profits.

We rely on our ability to replenish depleted inventory in our stores through deliveries to our distribution centers from vendors and then from the distribution centers or direct ship vendors to our stores by various means of transportation, including shipments by sea and truck. Unexpected delays in those deliveries or increases in transportation costs (including through increased fuel costs) could significantly decrease our ability to make sales and earn profits.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of experienced personal and technicians, there can be no assurance that we will be able to recruit and retain qualified management team and skilful labor, due to labor market competition. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations.

We may not be able to hire and retain qualified personnel to support our growth and if we are unable to retain or hire these personnel in the future, our ability to improve our products and implement our business objectives could be adversely affected.

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel in the PRC is intense and the pool of qualified candidates in the PRC is very limited. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

If we fail to increase our brand recognition, we may face difficulty in obtaining new customers.

Although our brand is well-recognized in the dietary supplement industry, we still believe that maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

If our products do not have the effects intended or cause undesirable side effects, our business may suffer.

Although many of the ingredients in our current dietary supplement products are vitamins, minerals, and other substances for which there is a long history of human consumption, they also contain innovative ingredients or combinations of ingredients. While we believe that all of these products and the combinations of ingredients in them are safe when taken as directed, the products could have certain undesirable side effects if not taken as directed or if taken by a consumer who has certain medical conditions. In addition, these products may not have the effect intended if they are not taken in accordance with certain instructions, which include certain dietary restrictions. Furthermore, there can be no assurance that any of the products, even when used as directed, will have the effects intended or will not have harmful side effects in an unforeseen way or on an unforeseen cohort. If any of our products or products we develop or commercialize in the future are shown to be harmful or generate negative publicity from perceived harmful effects, our business, financial condition, results of operations, and prospects could be harmed significantly.

The PRC government and many foreign governments have tightened quality control of COIVD-19 preventive products recently. Due to fast changes and different rules and standards to these products, including disinfectant/sanitizing products and non-medical face mask products, our sales may be subject to strict scrutiny from the regulatory agencies and may be held liable if we do not meet their rules. Some customers may file civil lawsuits against us if our products do not meet their expectations or quality control standard. If any of our COVID-19 preventive products in the future are shown not complying with the local rules or meeting its effects, our business, financial condition, results of operations, and prospects could be harmed significantly.

Our business is subject to inherent risks relating to product liability and personal injury claims.

As a manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. We may also be obligated to recall affected products. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

As a manufacturer of non-medical face mask products, our non-medical face mask products are similar to medical used face masks from the appearance, while non-medical face masks protection ability is weaker than medical used face masks. Our customers may not fully follow our product instructions during their daily use. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Any such lawsuits may deplete our assets and materially harm our daily business.

If we fail to renew our Food Production License and registration of our nutraceutical and dietary supplements products, we may receive fines or even sanctions which may prohibit us from production.

The Food Safety Law of PRC, which was amended on April 24, 2015 and became effective on October 1 2015, requires the producers and business operators of dietary supplements to obtain licensing and to carry out production and operation in accordance with food safety standards. On February 26, 2016, SFDA promulgated the Administrative Measures for the Registration and Record-filing of Dietary Supplements which became effective on July 1, 2016. In accordance with the Administrative Measures for the Registration and Record-filing of Dietary Supplements, dietary supplements that use raw materials other than those included in the catalogue of raw materials for dietary supplements shall be registered with SFDA. Furthermore, dietary supplements whose raw materials used have been included in the catalogue of raw materials for dietary supplements shall be subject to record-filing. Under the laws and regulations on nutraceutical and dietary supplements, we have obtained Food Production License in December 2017 from Nanping Food and Drug Administration and the registration or record-filing of each nutraceutical and dietary supplements product that we produced. We have been closely monitoring the status of all the permits and applied for renewal before the relevant certificate expired. The failure to renew the relevant licenses and/or registrations may subject us to fines or sanctions which will have negative impact on our production.

If we fail to renew our Sanitation License of Disinfection Product Manufacturer for our disinfectant/sanitizing products, we may receive fines or even sanctions which may prohibit us from production.

Under the PRC laws and regulations on disinfectant/sanitizing products, we have obtained Sanitation License of Disinfection Product Manufacturer from Fujian Provincial Health Commission, which gave the Company permissions to produce liquid disinfectants. We have been closely monitoring the status of all permits and/or regulations may subject our production to negative impacts.

Natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts and global political events could cause permanent or temporary distribution center or store closures, impair our ability to purchase, receive or replenish inventory, or cause customer traffic to decline, all of which could result in lost sales and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods and earthquakes (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, such as civil unrest in countries in which our suppliers are located, or similar disruptions could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more of our distribution centers, a significant number of stores, a manufacturing facility or our corporate headquarters, or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries to our stores and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, delays in opening new stores, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to our distribution centers or stores, the temporary reduction in the availability of products in our stores and disruption to our information systems. These events also could have indirect consequences, such as increases in the cost of insurance, if they were to result in significant loss of property or other insurable damage.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact the Company or its operations

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “ES Law”) and issued related Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards.  A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands.  Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test. Although it is presently anticipated that the ES Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

We rely on internal models to manage risk, to provide accounting estimates and to make other business decisions. Our results could be adversely affected if those models do not provide reliable estimates or predictions of future activity.

We rely heavily on internal models in making a variety of decisions crucial to the successful operation of our business, including the allowance for doubtful accounts and other accounting estimates. It is therefore important that our models are accurate, and any failure in this regard could have a material adverse effect on our results. Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as credit demand, payment rates, default rates, delinquency rates and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for adjustments in response to rapid changes in economic and health conditions. In particular, models are less dependable when the economic environment is outside of historical experience, as has been the case recently. Our new product line of disinfectant/sanitizing products and non-medical face masks began production during the COVID-19 outbreak, thus, lack of historical data or experience in this field may signify our risks.

Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims and limit shareholders’ ability to bring claims.

Our shareholders could have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Cayman Islands company, we are governed by our memorandum and articles of association and Cayman Islands company law. The provisions of the Cayman Islands Companies Act, which applies to us, differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to shareholder lawsuits.

Our amended and restated memorandum and articles of association contain a provision by virtue of which we and our shareholders waive any claim or right of action that they have, both individually and on our behalf, against any director or officer in relation to any action or failure to take action by such director or officer, except in respect of any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action. Although this provision does not preclude our shareholders to bring federal securities claims against us, it may be difficult or impossible for our shareholders to bring an action against us or against any director or officer in the United States in the event that our shareholders believe that their rights have been infringed under the United States federal securities laws or otherwise. Even if the Shareholder are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

As a result of these differences, investors could have more difficulty protecting their interests than would shareholders of a corporation incorporated in the United States.

We may be exposed to liabilities under the Foreign Corrupt Practices Act, and any determination that we violated the Foreign Corrupt Practices Act or Chinese anti-corruption law could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. Chinese anti-corruption law also strictly prohibits bribery of government officials. We have operations, agreements with third parties and make sales in China, where corruption may occur. Our activities in China create the risk of unauthorized payments or offers of payments by one of the employees, consultants, sales agents or distributors of our Company, even though these parties are not always subject to our control. It is our policy to implement safeguards to prevent these practices by our employees. However, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our Company may engage in conduct for which we might be held responsible.

Violations of the FCPA or other anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the United States government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

The relative lack of public company experience of our management team may put us at a competitive disadvantage.

Our management team lacks U.S. public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by the Sarbanes-Oxley Act. Our senior management does not have experience managing a U.S. publicly traded company and lacks knowledge about the Sarbanes-Oxley Act. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management are unable to implement programs and policies in an effective and timely manner or that adequately respond to the increased legal, regulatory and reporting requirements associated with being a U.S. publicly traded company. Our failure to comply with all applicable requirements could lead to the imposition of fines and penalties, distract our management from attending to the management and growth of our business, result in a loss of investor confidence in our financial reports and have an adverse effect on our business and stock price.

We may be exposed to potential risks relating to our internal controls over financial reporting.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to management report for the fiscal year ended March 31, 2020, and a report of our management for the 2020 fiscal year is included under Item 15 of this annual report concluding that, as of March 31, 2020, our internal controls over financial reporting were not effective.   If we cannot remediate the material weakness identified in a timely manner, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

We have limited insurance coverage for our operations in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of insuring for these risks, and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China except for insurance on some company owned vehicles. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may result in the incurrence of substantial costs and the diversion of resources, which could have an adverse effect on our operating results.

Risks Related to Doing Business in China

Recent scrutiny and potential tightened regulation of public companies with majority of its operation in China may have adverse impact on our share performance and even our listing on the Nasdaq Capital Market.

At various times in recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between the two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could reduce the price of our ordinary shares.

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, and passed requiring the SEC to maintain a list of issuers for which the Public Company Accounting Oversight Board, or the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act, or HFCA Act, which in effect would prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if registrant’s financial statements have, for a period of three years, been audited by an accounting firm branch or office that is not subject to PCAOB inspection. Although our independent registered public accounting firm is located in the United States and subject to the regular inspection of PCAOB to assess its compliance with the applicable professional standards, enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected Chin-based issuers, and our share price could be adversely affected. There is uncertainty as to whether and when these bills or legislations will be enacted in the proposed form, or at all.

Furthermore, Nasdaq has proposed changes to its rules to allow it to consider whether the auditor of a company has been inspected by the PCAOB in considering whether to allow the new or continued listing of that company. The proposed Nasdaq rule changes are subject to approval by the SEC. Enactment of either the EQUITABLE Act or HFCA Act, implementation of the proposed Nasdaq rule changes, or other efforts to increase U.S. regulatory access to audit information could cause uncertainty for affected issuers, including us; the market price of our ordinary shares could be adversely affected, and the trading of our ordinary shares on Nasdaq Capital Market may be prohibited if our auditors fail to be inspected by the PCAOB for three consecutive years. It is unclear if the proposed acts of Congress or Nasdaq rule changes will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to lead to legislation, the resulting legislation may have adverse impact on the share performance of China-based issuers listed in the U.S like us.

Our subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors.

We are a holding company and all of our operations and assets are held in overseas subsidiaries. Our PRC subsidiaries, Fujian Happiness, Happiness Nanping, and ShunChang Happiness were established in the PRC, and their main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

Our business is subject to certain PRC laws and regulations.

Our business and operations in the PRC are subject to government rules and regulations, including environmental, working safety, road transportation and health regulations. Any changes in such government regulations may have a negative impact on our business.

Breaches or non-compliance with these PRC laws and regulations may result in the suspension, withdrawal or termination of our business licenses or permits, or the imposition of penalties, by the relevant authorities. Our PRC subsidiaries’ business licenses are also granted for a finite period and any extension thereof is subject to the approval of the relevant authorities. Any suspension, withdrawal, termination or refusal to extend our PRC subsidiaries’ business licenses or permits would cause the cessation of production of certain or all of our products, and this would adversely affect our PRC subsidiaries’ business, financial performance and prospects.

Uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in.

The PRC legal system is based on the PRC Constitution and is made up of written laws, regulations, circulars and directives. The PRC government is still in the process of developing its legal system, so as to meet the needs of investors and to encourage foreign investment. As the PRC economy is generally developing at a relative faster pace than its legal system, some degree of uncertainty exists in connection with whether and how existing laws and regulations will apply to certain events or circumstances.

Some of the laws and regulations, and the interpretation, implementation and enforcement thereof, are still subject to policy changes. There is no assurance that the introduction of new laws, changes to existing laws and the interpretation or application thereof or the delays in obtaining approvals from the relevant authorities will not have an adverse impact on our PRC subsidiaries’ business, financial performance and prospects.

Further, precedents on the interpretation, implementation and enforcement of the PRC laws and regulations are limited, and unlike other common law countries such as the United States, decisions on precedent cases are not binding on lower courts. As such, the outcome of dispute resolutions may not be consistent or predictable as in the other more developed jurisdictions and it may be difficult to obtain swift or equitable enforcement of the laws in the PRC, or obtain enforcement of judgment by a court of another jurisdiction.

Failure of our PRC resident shareholders to comply with regulations on foreign exchange registration of overseas investment by PRC residents could cause us to lose our ability to contribute capital to our PRC subsidiaries and remit profits out of the PRC as dividends.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round-Trip Investment via Overseas Special Purpose Vehicles (“Circular 75”), issued by the SAFE and effective on November 1, 2005, regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct a “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity directly established or indirectly controlled by PRC resident natural or legal persons (“PRC residents”) for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while “round trip investment” refers to the direct investment in China by such PRC residents through the “special purpose vehicles,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a “special purpose vehicle”, PRC residents and PRC entities are required to complete a foreign exchange registration with the competent local branches of the SAFE for their overseas investments. After the completion of a round-trip investment or the overseas equity financing, the PRC residents are required to go through foreign exchange registration alteration formalities of overseas investment in respect of net assets of special purpose vehicles that such PRC residents hold and the variation thereof.

In addition, an amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject the relevant PRC residents to penalties under PRC foreign exchange administration regulations.

We have requested our current PRC resident shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of the Circular 75 and urged PRC residents to register with the local SAFE branch as required under the Circular 75. The failure of our PRC resident shareholders and/or beneficial owners to timely amend their SAFE registrations pursuant to the Circular 75 or the failure of our future shareholders and/or beneficial owners who are PRC residents to comply with the registration requirement set forth in the Circular 75 may subject such shareholders, beneficial owners and/or our PRC subsidiaries to fines and legal sanctions. Any such failure may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise adversely affect our business.

The PRC government could restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain expenses as they come due or may restrict which limit the payment of dividends from the Company.

Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC.

Since 1978, the PRC government has undertaken various reforms of its economic systems. Such reforms have resulted in economic growth for the PRC in the last three decades. However, many of the reforms are unprecedented or experimental, and are expected to be refined and modified from time to time. Other political, economic and social factors may also lead to further readjustment of the reform measures. This refinement and adjustment process may consequently have a material impact on our operations in the PRC or a material adverse impact on our financial performance. Our results and financial condition may be adversely affected by changes in the PRC’s political, economic and social conditions and by changes in policies of the PRC government or changes in laws, regulations or the interpretation or implementation thereof. The outbreak of COVID-19 heightens the possibility of unpredictable change and accelerates such changes in the PRC’s political, economic, and social conditions. Our sales of nutraceutical and dietary supplement are highly relevant to the local tourism, which is already and will be subject to unpredictable changes for an unforeseeable period under restrict travel rules promulgated by local governments.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We rely principally on dividends and other distributions on equity from our PRC Subsidiary for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC Subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC operating subsidiary incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

We may be subject to a significant withholding tax should equity transfers by our non-resident enterprises be determined to have been done without a reasonable business purpose.

In December 2009, the State Administration of Tax in China issued a circular on strengthening the management of proceeds from equity transfers by non-resident enterprises and requires foreign entities to report indirect sales of resident enterprises. If the existence of the overseas intermediary holding company is disregarded due to lack of reasonable business purpose or substance, gains on such sale are subject to PRC withholding tax. Due to limited guidance and implementation history of the circular, significant judgment is required in determining the existence of a reasonable business purpose by considering multiple factors, such as the form and substance of the arrangement, time of establishment of the foreign entity, relationship between each step of the arrangement, relationship between each component of the arrangement, implementation of the arrangement and the changes in the financial position of all parties involved in the transaction. Although we believe that our transactions during all the periods presented would be determined to have reasonable business purposes, should this not be the case, we would be subject to a significant withholding tax that could materially and adversely impact our financial position, results of operations and cash flows.

Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas non-public holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, the State Administration of Taxation released SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax rate” refers to the effective tax rate on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to previous investments by non-resident investors in its company, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our existing non-resident investors may be at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us. We have conducted and may conduct transactions involving our corporate structure. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Any PRC tax imposed on a transfer of our shares or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on the value of your investment in us.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company, our ability to make loans or additional capital contributions to our PRC operating subsidiaries is subject to PRC regulations and approvals. These regulations and approvals may delay or prevent us from using the proceeds we received in the past or will receive in the future from the offerings of securities to make loans or additional capital contributions to our PRC operating subsidiaries, and impair our ability to fund and expand our business which may adversely affect our business, financial condition and result of operations.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On April 8, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 15, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by banks), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our initial public offering, which may adversely affect our business, financial condition and results of operations.

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.

Our reporting currency is the U.S. dollar and our operations in China use RMB as functional currencies. The majority of our revenues derived and expenses incurred are in Chinese RMB with a relatively small amount in U.S. dollars. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies. For example, the value of the RMB depends to a large extent on Chinese government policies and China’s domestic and international economic and political developments, as well as supply and demand in the local market. Starting July 2005, the Chinese government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB has fluctuated within a narrow and managed band against a basket of certain foreign currencies. It is possible that the Chinese government will adopt a more flexible currency policy, which could result in more significant fluctuations of the RMB against the U.S. dollar.

The income statements of our China operations are translated into U.S. dollars at the average exchange rates in each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced revenues, operating expenses and net income for our non-U.S. operations. Similarly, to the extent the U.S. dollar weakens against foreign currencies, the translation of RMB denominated transactions results in increased revenues, operating expenses and net income for our non-U.S. operations. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our non-U.S. subsidiaries into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the non-U.S. subsidiaries’ financial statements will similarly be affected.

We have not entered into agreements or purchased instruments to hedge our exchange rate risks, although we may do so in the future. The availability and effectiveness of any hedging transaction may be limited and we may not be able to successfully hedge our exchange rate risks.

Although Chinese governmental policies were introduced in 1996 to allow the convertibility of RMB into foreign currency for current account items, conversion of RMB into foreign exchange for most of the capital items, such as foreign direct investment, loans or securities, requires the approval of the State Administration of Foreign Exchange, or SAFE. These approvals, however, do not guarantee the availability of foreign currency. We cannot be sure that we will be able to obtain all required conversion approvals for our operations or that Chinese regulatory authorities will not impose greater restrictions on the convertibility of RMB in the future. Because a significant amount of our future revenues are in the form of RMB, our inability to obtain the requisite approvals or any future restrictions on currency exchanges could limit our ability to utilize revenue generated in RMB to fund our business activities outside China, or to repay non-RMB-denominated obligations, including our debt obligations, which would have a material adverse effect on our financial condition and results of operations.

Restrictions on paying dividends or making other payments to us by our subsidiaries in China.

We are a holding company and do not have any assets or conduct any business operations in China other than our investments in our subsidiaries in China. As a result, if our non-China operations require cash from China, we would depend on dividend payments from our subsidiaries in China. We cannot make any assurance that we can continue to receive payments from our subsidiaries in China. In addition, under Chinese law, our subsidiaries are only allowed to pay dividends to us out of their distributable earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Moreover, our Chinese subsidiaries are required to set aside at least 10% of their respective after-tax profit each year, if any, to fund certain mandated reserve funds, unless these reserves have reached 50% of their registered capital. These reserve funds are not payable or distributable as cash dividends. For Chinese subsidiaries with after-tax profits for the periods presented, the difference between after-tax profits as calculated under PRC accounting standards and U.S. GAAP relates primarily to share-based compensation expenses and intangible assets amortization expenses, which are not pushed down to our subsidiaries under PRC accounting standards. In addition, under the EIT Law and its implementing Rules, dividends generated from our PRC subsidiaries after January 1, 2008 and payable to their immediate holding company incorporated in Hong Kong generally will be subject to a withholding tax rate of 10% (unless the PRC tax authorities determine that our Hong Kong subsidiary is a resident enterprise). If certain conditions and requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income entered into between Hong Kong and the PRC and other related PRC laws and regulations are met, the withholding rate could be reduced to 5%.

The Chinese government also imposes controls on the convertibility of RMB into foreign currencies and the remittance of currency out of China in certain cases. We have experienced and may continue to experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency. If we or any of our subsidiaries are unable to receive substantially all of the economic benefits from our operations through these contractual or dividend arrangements, we may be unable to effectively finance our operations or pay dividends on our ordinary shares.

The PRC Labor Contract Law and its implementing rules may adversely affect our business and results of operations.

The PRC Labor Contract Law became effective and was implemented on January 1, 2008. The PRC Labor Contract Law has reinforced the protection for employees who, under the PRC Labor Contract Law, have the right, among others, to have written labor contracts, to enter into labor contracts with no fixed terms under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law establishes additional restrictions and increases the costs involved with dismissing employees. As the PRC Labor Contract Law is relatively new, there remains significant uncertainty as to its interpretation and application by the PRC Government. In the event that we decide to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose contracts include non-competition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

Failure by our PRC shareholders or beneficial owners to make required foreign exchange filings and registrations may prevent us from distributing dividends and expose us to liabilities under the PRC laws.

The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles (“SAFE Circular No. 37”), which was promulgated by SAFE and became effective on July 14, 2014, requires a PRC individual resident (“PRC Resident”) to register with the local SAFE branch before he or she contributes assets or equity interests in an overseas special purpose vehicle (“Offshore SPV”) that is directly established or controlled by the PRC Resident for the purpose of conducting investment or financing. Following the initial registration, the PRC Resident is also required to register with the local SAFE branch for any major change in respect of the Offshore SPV, including, among other things, any major change of a PRC Resident shareholder, name or term of operation of the Offshore SPV, or any increase or reduction of the Offshore SPV’s registered capital, share transfer or swap, merger or division. Failure to comply with the registration procedures of SAFE Circular No. 37 may result in penalties and sanctions, including the imposition of restrictions on the ability of the Offshore SPV’s PRC subsidiary to distribute dividends to its overseas parent.

Our existing PRC Resident shareholders and beneficial owners currently are subject to the registration procedures under SAFE Circular No. 37. However, as SAFE Circular No. 37 was recently promulgated, it is unclear how this regulation and any future regulation concerning offshore or cross-border transactions will be interpreted, amended or implemented by the relevant government authorities. It cannot be predicted that how these regulations will affect our business operations or future strategies. Any failure by our PRC Resident shareholders or beneficial owners to make the updates with SAFE may subject the relevant PRC Resident shareholders or beneficial owners to penalties, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends, or affect our ownership structure and capital inflow from our offshore subsidiaries. As such, our business, financial condition, results of operations and liquidity as well as our ability to pay dividends or make other distributions to our shareholders may be materially and adversely affected.

Our success depends on our ability to protect our intellectual property. However, we may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

Our success depends on our ability to obtain and maintain patent protection for products developed utilizing our technologies, in the PRC and in other countries, and to enforce these patents. There is no assurance that any of our existing and future patents will be held valid and enforceable against third-party infringement or that our products will not infringe any third-party patent or intellectual property. Although we have filed additional patent applications with the Patent Administration Department of the PRC, there is no assurance that they will be granted.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others. A failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws in the PRC are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in the PRC may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or our other intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention.

The fluctuation and seasonality of tourism in China could adversely affect the sales of our experience stores.

We launched the experience store model to stimulate our sales in 2017. As of March 31, 2020, we had twenty-seven experience stores in Xiamen, Mount Wuyi, Mountain Lu, Beihai, Chaozhou, Shanghai, Guilin and other tourism sites in China, respectively. Experience stores are all located in famous scenery areas in China. Such stores are targeted to tourists, and will be the focus of our growth in the future. The sales of our experience stores could be affected by the fluctuation and seasonality of tourism in China. The PRC government and local governments enforced a strict quarantine rule and travel restrictions during the outbreak of COVID-19, which have negatively affected the volume of tourists in our region. The high possibility of COVID-19 second wave and people’s unwillingness for a tour after the COVID-19 outbreak place a major uncertainty on our sales of our experience stores.

Risks Related to Our Ordinary Shares

Our ordinary shares are very thinly traded, and there can be no assurance that there will be an active market for our ordinary shares in the future.

Our ordinary shares are very thinly traded, and the price if traded may not reflect our value. There can be no assurance that there will be an active market for our ordinary shares in the future. The market liquidity will be dependent on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. Because there may be a low price for our ordinary shares, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in our ordinary shares, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such ordinary shares as collateral for any loans.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

Under Cayman Islands law, we may only pay dividends out of our profits or share premium account subject to our ability to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. We have not paid any dividends in the past. Future dividends, if any, will be paid at the discretion of our board of directors, subject to requirements under Cayman Islands law and our memorandum and articles of association, as amended and restated from time to time, and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

We may be subject to penny stock regulations and restrictions and you may have difficulty selling our ordinary shares.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our ordinary shares becomes a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the SEC relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our ordinary shares will qualify for exemption from the Penny Stock Rule. In any event, even if our ordinary shares were exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company.

We were formed under the name of “Happiness Biotech Group Limited” on February 9, 2018, under the laws of the Cayman Islands. Happiness Biotech is the sole shareholder of Happiness Hong Kong, incorporated in Hong Kong on March 5, 2018, which is the sole shareholder of Happiness Nanping. Happiness Nanping was incorporated on June 1, 2018 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Happiness Hong Kong and a wholly foreign-owned entity under the PRC laws. Neither Happiness Biotech, Happiness Hong Kong nor Happiness Nanping is currently engaged in any active business other than acting as holding companies. We conduct our business mainly through Fujian Happiness, a wholly-owned subsidiary of Happiness Nanping and incorporated on November 19, 2004 under the PRC laws. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”). Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China.

On October 25, 2019, our ordinary shares commenced trading on Nasdaq under the symbol “HAPP.” We raised from our initial public offering approximately US$11 million, before deducting underwriting discounts and other related expenses.

B.	Business overview.

We are an innovative nutraceutical and dietary supplements producer focused on the research, development, manufacturing, marketing and sales of a variety of products made from Chinese herbal and animal extracts in China. We conduct our business through our wholly-owned subsidiaries, mainly Fujian Happiness. Founded in 2004, Fujian Happiness focuses on providing nutraceutical solutions made from Chinese herbal extracts. We believe enhanced consumer awareness and demand for nutraceutical and dietary supplements, rising health care costs, aging populations, coupled with our effective sales have been the primary reasons for our growth throughout our 14 years of operating history.

We are one of the leading companies in Fujian Province specializing in research, development, manufacturing, and marketing of nutraceutical and dietary supplements authorized by Nutraceutical Association of Fujian Province. Our products are mainly made of Lucidum spore powder (also known as Ganoderma spore powder or Ganoderma Lucidum spore powder), Cordyceps mycelia, Ejiao, other traditional Chinese herbal and animal extracts, vitamins, minerals and amino acids. Our brand, “Happiness”, is a well-known trademark in Fujian Province and well-recognized in the nutraceutical industry in China. Headquartered in Fuzhou, the provincial capital of Fujian Province, and Nanping, our products are sold throughout China. After the outbreak of COVID-19 in China, we have set up four production lines to produce portable hand sanitizer and daily protective masks to supplement our herbal extracts sales.

Products

Nutraceutical and dietary supplements

Currently we market and sell approximately 32 kinds of nutraceutical and dietary supplements products through over 100 distributors in 20 different provinces and 26 experience stores in China. We categorize our products into six groups: Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products, vitamins and dietary supplements products, American ginseng products, and others. For the years ended March 31, 2020, 2019, and 2018, our sales from Lucidum spore powder products, Cordyceps mycelia products and Ejiao solution products, approximately amounted 66.6%, 63.1% and 63.0% of our gross sales, respectively.

As in Administrative Measures for Nutraceutical Products promulgated by National Health Commission of PRC, nutraceutical and dietary supplements products are a category of food targeted to specific population with general health benefits for daily wellness. Nutraceutical and dietary supplements products are not intended to treat any specific diseases and must not cause any acute, subacute or chronic harm to the human body. With the requirements of nutraceutical and dietary supplements being met and approved by the State Food and Drug Administration (the “SFDA”), the predecessor of the NMPA, under regulations for nutraceutical and dietary supplements, herbal and animal extracts used as both nourishment food and traditional Chinese medicine can be included into raw materials of nutraceutical and dietary supplements products.

We mainly use herbal and animal extracts as raw materials of our Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products and others. These herbal and animal extracts have been used as both daily nourishment food and traditional Chinese medicine in China for a long time. Approved by SFDA under regulations for nutraceutical and dietary supplements, 32 kinds of our products are nutraceutical and dietary supplements products labeled with “Blue Caps.” All our products are produced in compliance with the regulations of food industry.

The following table summarizes our products by product categories:

	Percent of Gross Sales				Representative
Product Category	2020	2019	2018	Description(1)	Products
Lucidum spore powder products	43.4%	31.1%	23.3%	Targeted nutrition products with main ingredient of Lucidum spore powder; mainly targets to people with physical deficiency and weak immune system, except for children.	Lucidum Spore Powder Capsule

Cordyceps mycelia products	13.6%	17.0%	20.8%	Targeted nutrition products with main ingredient of Cordyceps mycelia; mainly targets to people with physical deficiency and weak immune system.	Cordyceps Mycelia Oral Liquid

Ejiao solution products	9.6%	15.0%	18.9%	Targeted nutrition products with main ingredients of donkey-hide gelatin, Astragaluspropincuus and Angelica sinensis; mainly targets to people with physical deficiency, weak immune system and nutritional anemia, except for children.	EjiaoAstragalus Oral Liquid

Vitamins and dietary supplements products	9.6%	13.5%	13.9%	Daily dietary and nutritional supplements containing quality vitamins, minerals and other natural ingredients, to supplement certain vitamins and minerals	Vitamin D & Calcium Tablets, Iron & Zinc Amino Acids Oral Liquid, Calcium Tablets (for elderly, for pregnant and nursing women, for children).

American ginseng products	6.0%	7.7%	10.1%	Targeted nutrition products with main ingredients of American Ginseng, fructose and honey.	American Ginseng Capsule (Tablets/ Oral Liquid)

Others	17.8%	15.7%	13.0%	Nutraceutical and functional beverage containing quality herbs and other natural ingredients.	Ginseng Tea, Melatonin Tablets and others.

(1)	The main ingredients and targeted group of all our products are stated on their SFDA official approvals.

Disinfectants, Non-Medical Face Masks and COVID-19 Testing Kits

In February 2020, the Company began the production of disinfectants for combatting the COVID-19 pandemic, including 75% alcohol disinfectant and hand sanitizer, after obtaining the Sanitation License of Disinfection Product Manufacture (the “Sanitation License”) issued by Fujian Provincial Health Commission. The Company started to make non-medical face masks in March 2020. Production of these disinfectants and non-medical face masks are to leverage our facilities and to satisfy the market need during the pandemic, we do not expect these products to be our major revenue driven products in the near future.

In addition, the Company cooperated with Fuzhou University and developed the colloidal gold COVID-19 testing kit by antibody detection method in March 2020. On June 5, 2020, the Company has obtained the CE Certification for the Company’s COVID-19 anti-body testing kits and later sent samples of the testing kits to potential clients in countries and areas that accept CE certification. Due to lack of sufficient COVID-19 patients in Fujian province, we have not been able to conduct required clinic trials and therefore the Company does not expect mass production of the testing kits.

Sales Channels

Currently, we have mainly two kinds of sales channels, which are traditional distribution channel and experience stores channel. Traditional distributors including regional distributors and large-scale chain drugstores, malls and supermarkets are our main sales channels and their sales terminals are the core resources of our marketing network and the main way to achieve sales. For well-known chain drugstores, malls and supermarkets customers, we tend to establish direct business partnership with them, rather than through our regional distributors. Experience store model is our new attempt in 2017 to boost our market share and the key point of our development strategy.

Since the initial public offering in October 2019, the Company has put significant efforts and resources in online sales. With the popularity of e-commerce and highly developed logistics, we have found increasing demand for online purchase. Therefore, the Company has ramped up the investment in e-commerce in the past few months, especially in social e-commerce. The maturity of our online sales channel gives us a quick return because our online sales gained an expected increase during the outbreak of the COVID-19 in PRC, when our sales of our experience stores decreased sharply due to the strict quarantine rule.

Suppliers

We consider our suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers of such period. We have one such vendors during fiscal years ended March 31, 2020, our top 2 vendors accounted for approximately 25.2% of our overall purchases and our top 5 vendors accounted for 41.4% of our overall purchases respectively. Our purchase from Guanxian Lingzhibao accounted for 16.7% of our total purchases as of March 31, 2020. If we were unable to purchase Lucidum spore powder from the contracted key supplier, we are expected to find another supplier of Lucidum spore powder, as there are many Lucidum growers and suppliers in Fujian Province. We purchase other types of raw materials from a variety of suppliers at the market price. We believe these types of raw materials are widely available, and therefore if we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have stable access to all the raw materials necessary for our production. We believe our relationships with our suppliers are strong. While the prices of such raw materials may vary greatly from time to time, we believe we could hedge such risk by adjusting our price, or absorbing higher costs when necessary.

Branding and Marketing Strategy

Currently, we have two sales models, namely Traditional Distribution Model and Experience Store Model for our nutraceutical and dietary supplements.

Traditional distribution model

The main way we sell our products is through regional distributors and large-scale chain drugstores, malls and supermarkets. In selecting our regional distributors, we consider factors including capital strength, network coverage, marketing ability and etc. We are responsible for the training of distributors and their sales consultants. Our regional distributors focus on expanding sales network, distributing and promoting our products. Regional distributors directly sell our products to customers in retail sales terminals through their sales consultants after receiving training on marketing and basic information of our products. These consultants are not licensed medical professionals and not required to be licensed. At the sales terminals, customers can receive information on the efficacy and usage of our products provided by the sales consultants. Sales terminals are one of the main conduits through which we market our marketing and sales activities.

Our customers also include well-known chain drugstores, malls and supermarkets. Customers who fall under this category tend to have established cross-regional sales networks, strong sales capabilities, well-recognized brands and good reputation among the consumers. We tend to establish direct business partnership with this type of customers. We provide marketing plan, sales support, personnel training and after sales services to them.

The aforementioned two kinds of customers are together referred to as traditional distribution model. Though our efforts for the past 15 years, we have successfully built our traditional distribution channel, as well as established a leading sales system in the industry. As of March 31, 2020, we had over 100 distributors with more than 20,000 sales terminals in 20 different provinces in China, and established close business relationships with them. With our expansive sales network and quality after-sales service, we have effectively promoted our sales and enhanced our brand image.

Experience store model

Traditional sales model face challenges when consumers start to demand high quality individualized health services. In 2017, we started to open experience stores to stimulate our sales. We enter into experience store agreements with participating distributors, who own and operate retail stores in popular tourist sites. Pursuant to such agreements, we provide consulting services to the distributors with respect to store site selection, equipment purchase, store decoration and design. As part of such agreement, we will coach the distributor to design a high-tech exhibition store of approximately 2,000 square meters (approximately 21,500 square feet). Further, we provide professional trainings to sales consultants employed by these exclusive distributors, so that these consultants are able to provide individualized nutrition tips to consumers. We also provide training to the personnel employed by the distributors so that such personnel are able to function as commentators to give in-depth presentation of the origin, tradition and history of our products in the background of the tourist sites.

The key difference between sales terminals operated by traditional distributors and the experience stores are that we provide more support to them and the experience stores are located in tourist sites where the sales consultants gave in-depth presentation of the origin, tradition and history of our products and as a result, the price at such stores are higher than those sold in the sales terminals operated by traditional distributors. The experience stores are presented by the tourists’ sites operators as part of its cultural offerings. The tourists are guided to enjoy a presentation of traditional Chinese herb culture offered by the distributors in the experience store. At the end of the presentation, the tourists are led to the counters and be presented with our products. We estimate about 50% of the tourists visited our experience stores will purchase our products in such stores.

As of March 31, 2020, we had twenty-seven exclusive distributors in Xiamen, Mount Wuyi, Mount Lu, Beihai, Chaozhou, Shanghai, Guilin and other tourism sites in China. With customer conversion rate of approximately 50%, we envision experience stores to be the focus of our future sales strategy.

Competition

We compete with other top-tier dietary supplement producers in China. Many of our competitors also manufacture and sell products similar to ours. Furthermore, many of these companies entered into the market earlier than us, and thus they are more established than we are and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger customer base. Those competitors may be able to respond more quickly to new opportunities, market changes or changes of customer preferences, and may be able to undertake more extensive promotional activities, offer more attractive terms to distributors, and adopt more aggressive pricing policies.

Some of our competitors, including Shouxiangu Pharmaceutical Co., Ltd. and Xianzhilou Biotechnology Co., Ltd., also sell dietary supplement products made of Lucidum spores. Some of our competitors are high-profile and large-scale companies along with some companies that have huge production and storage capacity to influence the market price. Despite that, we believe we are well positioned to compete in this fast-developing market with our diversified product portfolio, proven research and development and in-licensing capabilities, established sales and marketing network and management experiences.

Trademarks, Copyrights, Patents and Domain Names

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark and trade secret law and confidentiality and invention assignment with our employees and others to protect our proprietary rights.

Trademark

“Happiness” is a Well-Known Trademark and well recognized by consumers in Southeastern China. “Happiness” was registered as a Well-Known Trademark in China by State Administration of Industry and Commerce of PRC in 2010 and Famous Brand in Fujian by Fujian Administration of Industry and Commerce in 2007. Our brand is also widely recognized in the nutraceutical industry in China as one of the most famous brands. It is especially recognized in Fujian Province where it was originated and provinces nearby, such as Zhejiang, Jiangsu and Guangdong.

Patent

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 23 employees dedicated to research and development.

Domain Names

Our intellectual property includes our domain name http://www.fjxfl.com.

Sources and Availability of Raw Materials

Property, Plant and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Nanping. Following is a list of our properties, all of which we own the land use rights to:

No.	Property	Duration of Land Use Rights(1)	Space (m2)	Ground Floor Area (m2)
1	No. 134 Freight Yard Road, Shuangxi, Shunchang	January 30, 2016 - January 29, 2066	12,120	16,038.22
2	No. 11 Dongjiao East Road, Shuangxi, Shunchang	May 12, 2006 - May 11, 2056	17,600	9,520.4	(2)

(1)	We have the option to renew these land use rights agreement with the government.
(2)	The certificate of the real estate is under processing.

Our headquarters and manufacturing facility is located at No.11 Dongjiao East Road, Shuangxi, Shunchang, Naping City, Fujian Province, PRC and No.134 Feight Yard Road, Shuangxi, Shuangchang, Nanping City, Fujian Province, PRC. At these locations, we have a variety of heavy equipment required to customize the products and laboratory equipment for research and development. None of our properties are encumbered by debt, and we are not aware of any environmental concerns or limitations on the use of our properties for the purposes we currently use them or intend to use them in the future.

In addition, our cooperation partners lease spaces from different real estate entities for our experience stores. Currently, the average lease term for flagship stores is five years and for the general stores is three years.

Research and Development

Nutraceutical and Dietary Supplements Products

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 23 employees dedicated to research and development and we hold a total of 18 patents as of the date of this report.

Mr. Xianfu Wang, our Chairman of the Board, and Mr. Zongwei Zhang, our key technician, both have over twenty-five years of experiences in the nutraceutical industry. They lead our research team in the process of applying patents for the Company. Dr. Junsheng Fu joined the company as a consultant in June 2018 to assist our technical manager Yujing Zheng, who has over thirty years of experiences in the food manufacturing industry, to rebuild our Research and Development team. Dr. Fu holds Doctorate degree in Microbiology from Fujian Agriculture and Forestry University, and is currently as a professor at the same University. Dr. Fu has over fifteen years of experiences in related industries. He established our general research and development strategy to use modern technology to improve the production process and continue developing newly advanced products to meet the highest quality standards. We believe that our research and development team holds a leading position in the nutraceutical and dietary supplements industry. We will continue to sharpen our advantages and expect to develop new advanced products in the foreseeable future. A detailed development process of our new products is as following:

●	Start-up of a project: feasibility study on the formula, production process and technical requirements of the new product;

●	Lab test of the formula and production process on small scale;

●	Pilot production test of the formula and production process on medium scale;

●	Make further modification on the formula and production process of the new product based on the results of lab test and pilot test to meet current technical requirements and quality standards of nutraceutical and diet supplements;

●	Assessment on safety and general health benefits of the new product: the assessment covers hygienic testing, toxicological testing and functional testing on safety, stability and health benefits of the products. The assessment reports are required and reviewed by SFDA to make sure the product can not cause any acute, subacute or chronic harm to the human body. We mainly rely on third party assessment agencies authorized by SFDA to perform the assessment of the safety, stability and general health benefits of the new products.

●	Submit the materials to SFDA for registration or record-filing process of the new product (for a detailed discussion on the materials needed, see section “Regulation”);

●	Approved by SFDA and get the official approval and “Blue Cap” label of the new product: SFDA shall review the materials for registration or record-filing and perform on-site verification of the production process to confirm whether the products meet the requirements of nutraceutical and dietary supplements products. With the requirements of nutraceutical and dietary supplements being met, SFDA will issue the official approvals of the products to the manufacturers.

Hygienic testing of nutraceutical and dietary supplements products includes various trials on the functional ingredients of the products to assess whether the products meet the hygienic requirements for nutraceutical and dietary supplements products and whether the products contain ingredients harmful to human body, such as Lead, Arsenic and Mercury. Toxicological testing of nutraceutical and dietary supplements products includes experiments on the ingredients to ensure the product must not cause any acute, subacute or chronic harm to the human body. In the condition of the hygienic testing and toxicological testing being qualified, functional testing provide assessments to verify the specified functions of the products. Functional testing includes experiments on animals or human beings (if necessary) for the specific functions of the products. According to the Technical Standards for Testing &Assessment of Health Food promulgated by National Health Commission of PRC, functions of these nutraceutical and dietary supplements products must be covered by the 27 kinds of general health benefits listed in the standard, such as boosting the immune system, improvement of sleep etc.

Insurance

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. The Company is required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We have contributed to the basic and minimum social insurance plan. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Seasonality

The sale of nutraceutical and dietary supplements product is slightly subject to seasonal changes, usually sales is higher in winter time due to traditional Chinese dietary culture. In addition, there are peak and low season period for various attractions with experience stores, which may lead to volatility of sales for different stores.

Employees

We currently have 151 full-time employees. We have employment contracts with all of our employees in China in accordance with relevant PRC laws. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

We have contributed to the basic and minimum social insurance plan. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Management, Culture and Training

We are guided by a philosophy that recognizes customer service and the importance of delivering optimal performance, allowing us to identify and reward teams that meet our high performance standards.

We provide professional trainings to sales consultants employed by these exclusive distributors, so that these consultants are able to provide individualized nutrition tips to consumers. We also provide training to the personnel employed by the distributors so that such personnel are able to function as commentators to give in-depth presentation of the origin, tradition and history of our products in the background of the tourist sites. We also provide all employees with appropriate workplace safety training.

Competitive Advantage

We believe our principal competitive strengths are as follows:

Recognized Brand Name

“Happiness” is a Well-Known Trademark and well recognized by consumers in Southeastern China. “Happiness” was registered as a Well-Known Trademark in China by State Administration of Industry and Commerce of PRC in 2010 and Famous Brand in Fujian by Fujian Administration of Industry and Commerce in 2016. Our brand is also widely recognized in the nutraceutical industry in China as one of the most famous brands. It is especially recognized in Fujian Province where it was originated and provinces nearby, such as Zhejiang, Jiangsu and Guangdong.

Provider of a Wide Range of Nutraceutical and Dietary Supplements Products

We are a nutraceutical manufacturer producing a wide range of nutraceutical and dietary supplements products. We make products from ingredients such as Lucidum spore powder, Cordyceps mycelia, Ejiao, vitamins and minerals, American ginseng, and others. A broad product portfolio allows us to attract consumers with different preferences and to gain competitive advantages in our products.

Strong Research and Development Capability

We have established a strong research and development team (“R&D Team”) of 16 talented researchers as of the date of this prospectus. Our R&D Team has demonstrated its success of developing new products and technologies that lend us an edge over our major competitors. Our R&D Team has developed several products that were successfully launched with positive consumer feedback, including melatonin tablets, calcium tablets, ginseng tea powders, and supplemental tablets with immune-boosting efficacy. Further, we cooperate with Fujian Agriculture and Forestry University and Academy of Chinese Medical Sciences on product research. We believe that our research and development capabilities, in addition to our partnership with scientific research institutions, allow us to provide steady pipeline of innovative dietary supplement solutions that fulfill our customers’ needs.

Experienced and accomplished leadership team with a proven track record.

We have an experienced management team. For example, Mr. Xianfu Wang, our Chairman of the Board, has over twenty-five years of experiences in the dietary supplement industry. Mr. Zongwei Zhang, our key technician, have over twenty-five years of experience in the nutraceutical industry. We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization of our product candidates. Collectively, our management team has extensive experience in the research and development, manufacturing, and commercialization of nutraceutical and dietary supplement products. Experienced in managing fast-growing enterprises, our entrepreneurial management team takes the initiative to adapt our business strategies to market, industry and therapeutic trends. Our management team has successfully established a steady product pipeline and built an integrated research and development, production, sales and marketing infrastructure. Our success in product development and branding reflects the experiences that our management team has in their areas of expertise and their in-depth knowledge of the regulatory framework in China.

Licenses, Permits and Government Regulations

License

Dietary Supplement Production License and Official Approvals

In China, food and nutritious supplement manufacturers are required to comply with the certain quality control, safety requirement and obtain “Food Production License” from SFDA for full compliance with the safety requirements set forth in Food Safety Law of People’s Republic of China. Besides, each nutraceutical product is required to obtain the official approval of manufacturing from SFDA, which is the commonly known as the “Blue Caps”. Currently 32 of our products are approved by SFDA. The approvals of our main products are listed in the below chart.

No.	Product Name	Code	Expiration Date	Owner
1	“Happiness” Lucidum Spore Powder Capsule	No.346(1998)	not applicable	Fujian Happiness
2	“Daguangrong” Cordyceps Mycelia Oral Liquid	No.220(1997)	not applicable	Shunchang Happiness
3	“Happiness” Ejiao Astragalus Oral Liquid	G20040107	not applicable	Fujian Happiness
4	“Happiness” Iron and Zinc Amino Acids Oral Liquid	G20060704	01/12/2019 (under renewal)	Fujian Happiness
5	“Happiness” Calcium Tablets (for elderly)	G20150534	06/08/2020	Fujian Happiness
6	“Happiness” Calcium Tablets (for children)	G20150439	05/06/2020	Fujian Happiness
7	“Happiness” Calcium Tablets (for pregnant and nursing women)	G20141295	12/16/2019	Fujian Happiness
8	“Happiness” Vitamin D and Calcium Tablets	G20050784	06/01/2020	Fujian Happiness
9	“Happiness” American Ginseng Oral Liquid	G20040182	not applicable	Shunchang Happiness
10	“Happiness” American Ginseng Capsule	G20180331	30/03/2023	Fujian Happiness
11	“Happiness” Spirulina Tablets	G20050573	12/29/2018 (under renewal)	Fujian Happiness
12	“Happiness” Sleeping Capsule	No.0198(2002)	not applicable	Fujian Happiness
13	“Happiness” Tablets	G20140404	03/31/2019 (under renewal)	Fujian Happiness
14	“Happpiness”Albumen Powder	G20150631	06/30/2020	Fujian Happiness

According to SFDA regulations, “Blue Caps” approvals granted prior to July 1, 2005 do not have any expiration date, “Blue Caps” approvals obtained after July 1, 2005 have a term of 5 years and maybe renewed. Our research and development team monitors the approval status of our products. For all of our products that require approval renewal, we have already submitted to SFDA the renewal applications, which are currently under review. Pending the renewal applications, as long as the renewal requests have been filed with SFDA, we are still permitted to sell these products despite their approvals expired.

No.	Product Name	Code	Expiration Date	Renewal Application Date
4	“Happiness” Iron and Zinc Amino Acids Oral Liquid	G20060704	01/12/2019	07/05/2018
11	“Happiness” Spirulina Tablets	G20050573	12/29/2018	06/20/2018
13	“Happiness” Tablets	G20140404	03/31/2019	09/26/2018

In addition, we have obtained Sanitation License of Disinfection Product Manufacturer from Fujian Provincial Health Commission on February 25, 2020, which expires on February 24, 2024 and gives the Company permissions to produce liquid disinfectants.

PRC Laws and Regulations Relating to Our Business

Registration and Approval of Dietary Supplements

Pursuant to the Food Safety Law of PRC, which was amended on April 24, 2015 and became effective on October 1, 2015, the producers and business operators of dietary supplements shall obtain licensing and shall carry out production and operation in accordance with food safety standards.

On February 26, 2016, SFDA promulgated the Administrative Measures for the Registration and Record-filing of Dietary Supplements which became effective on July 1, 2016. In accordance with the Administrative Measures for the Registration and Record-filing of Dietary Supplements, dietary supplements that use raw materials other than those included in the catalogue of raw materials for dietary supplements shall be registered with SFDA.

To apply for the registration, the applicant shall submit the following materials:

●	The application form for registration and written legal liability undertaking that the applicant shall be responsible for the truthfulness of the application material;

●	Photocopies of the supporting documents on the registration of the registration applicant;

●	The research and development reports of the dietary supplement, covering the research and development personnel, research and development time, development processes, validation data for tests at and above the level of intermediate pilot experiments, Non-catalogue Raw Materials, demonstration reports and relevant scientific bases for the safety, health benefits and quality controllability of the dietary supplements, product technical requirements determined in a comprehensive manner according to the research and development results;

●	Materials on the formula of the dietary supplement, including the names and dosage of raw materials and auxiliary materials, production processes and quality standards; where necessary, the bases for use of certain raw materials, descriptions on the parts used, certificates of inspection conformity, variety appraisal reports, etc. shall also be provided in accordance with relevant provisions;

●	Materials on the production process of the dietary supplement, covering the diagram and descriptions of the production processes, key process control points and descriptions;

●	Materials on the assessment of the safety and health benefits of the dietary supplement, covering assessment materials on the safety and health benefits tests of Non-catalogue Raw Materials and the dietary supplements, assessment materials on the consumption of the dietary supplement by human beings, testing reports on the effective ingredients or symbolic ingredients, hygiene, stability, strain identification, strain virulence, etc. of the dietary supplement, as well as testing reports involving stimulants, ingredients of illegal substances;

●	The types, names, relevant standards, etc. concerning the packaging materials in direct contact with the dietary supplement;

●	Labels and instruction manual sample texts of the dietary supplement, and search materials proving that the generic names in the name of the dietary supplement are not the same as the names of any registered drug;

●	Samples of the dietary supplement in three minimum sales packages; and

●	Other materials related to the assessment of the registration of the dietary supplement.

The SFDA shall send all application materials to the Assessment Agency within three working days upon acceptance of the application. The Assessment Agency shall organize assessment experts to examine application materials, organize Verification Agency to conduct on-site verification according to actual needs, and organize the inspection agency to carry out review inspection. The Assessment Agency shall put forward the suggestions on approving the registration of the dietary supplement if it is of the opinion that the application materials of the dietary supplement are true, that the said product is scientific and safe, and has the claimed health benefits, that production processes of the said product are reasonable, feasible and controllable in terms of quality, and that the technical requirements and inspection methods of the said product are scientific and rational. After making comprehensive assessment conclusions and suggestions, the Assessment Agency shall submit the same to the SFDA within five working days. The SFDA shall examine the legality, standardization and integrity of assessment procedures and conclusions and suggestions within 20 working days upon acceptance of the comprehensive assessment conclusions and suggestions on the dietary supplement, and make a decision to register or not to register the said product.

In the event the registrant of a dietary supplement transfers relevant technology, the transferee shall submit a new application for registration of the dietary supplement under the guidance of the transferor, and the technical requirements, etc. of the dietary supplement shall remain consistent with the original application materials. In addition to the application materials for registration, the transferee shall also submit the notarized transfer contract. Where pertinent requirements are met, the SFDA will issue a new registration certificate of the dietary supplement to the transferee upon verification, and deregister the dietary supplement registration of the transferor.

Where the registration certificate of a dietary supplement that has already been manufactured for sale needs to be renewed upon expiry, the registrant of the dietary supplement shall apply for renewal six months prior to the expiry. The food and drug administration that receives an application for renewal of the registration of a dietary supplement shall make a decision on whether to approve the renewal application prior to the expiry of the registration certificate of the dietary supplement. The failure of the food and drug administration to make a decision within the prescribed time period shall be deemed as approval of renewal. Where renewal of registration is approved, a new registration certificate of dietary supplement shall be issued, and the original registration certificate of dietary supplement shall be deregistered at the same time.

Record-filing of Dietary Supplements

Pursuant to the Administrative Measures for the Registration and Record-filing of Dietary Supplement, dietary supplements whose raw materials used have been included in the catalogue of raw materials for dietary supplements shall be subject to record-filing.

To apply for the record-filing of a dietary supplement, a record-filing party shall submit the following materials:

●	The record-filing and registration form for the dietary supplements, and written legal liability undertaking that the record-filing party shall be responsible for the truthfulness of the materials submitted;

●	Photocopies of the supporting documents on the registration of the record-filing party;

●	Materials on the formula of the dietary supplement, including the names and dosage of raw materials and auxiliary materials, production processes and quality standards; where necessary, the bases for use of certain raw materials, descriptions on the parts used, certificates of inspection conformity, variety appraisal reports, etc. shall also be provided in accordance with relevant provisions;

●	Materials on the production process of the dietary supplement, covering the diagram and descriptions of the production processes, key process control points and descriptions;

●	Materials on the assessment of the safety and health care functions of the dietary supplement, covering assessment materials on the safety and health benefits tests of Non-catalogue Raw Materials and the dietary supplement, assessment materials on the consumption of the dietary supplements by human beings, testing reports on the effective ingredients or symbolic ingredients, hygiene, stability, strain identification, strain virulence, etc. of the dietary supplements, as well as testing reports involving stimulants, ingredients of illegal substances;

●	The types, names, relevant standards, etc. concerning the packaging materials in direct contact with the dietary supplement;

●	Labels and instruction manual sample texts of the dietary supplement, and search materials proving that the generic names in the name of the dietary supplement are not the same as the names of any registered drug;

●	Materials on the technical requirements of the dietary supplement;

●	An all-item inspection report issued by a duly qualified inspection agency that the dietary supplement meets product technical requirements; and

●	Other materials demonstrating the safety and health benefits of the dietary supplement.

Upon receipt of record-filing materials, SFDA shall process record-filing on the spot if such materials meet relevant requirements; and, where the record-filing materials fail to meet the relevant requirements, the food and drug administration shall inform the record-filing party concerned to make all necessary corrections/submit all necessary supplementary materials at one time.

Under the above laws and regulations, we have obtained Food Production License in December 2017 from Nanping Food and Drug Administration, and we also have obtained the registration and record-filing of dietary supplements that we produced.

Safety Standards relating to Dietary Supplements

Pursuant to the Food Safety Law of PRC, which was amended on April 24, 2015 and became effective on October 1, 2015, the producers and business operators of dietary supplements shall obtain licensing and shall carry out production and operation in accordance with food safety standards. According to ‘National Food Safety Standards: Nutraceutical Food’ (GB 16740-2014) by National Health Commission of PRC (formerly known as National Health and Family Planning Commission of PRC), dietary supplements shall meet the standard in the aspect of raw materials, physical-chemical properties, provisions on the quantitative limits of polluting substances, mycotoxin, and microorganisms, as well as food additives and nutrient supplement. According to the Administrative Measures for the Registration and Record-filing of Dietary Supplements, which became effective on July 1, 2016, to apply for the registration of dietary supplements, the applicant shall submit the research and development reports, materials on the formula of the dietary supplement, relevant standards concerning the packaging materials and other materials relating to the registration which are sufficient to prove the dietary supplement meets the standard provided by law and National Food Safety Standards. Under the laws and regulations on nutraceutical and dietary supplements, we have obtained the registration or record-filing of each nutraceutical and dietary supplements product that we produced and all of the products we produced meet the food safety standards.

Packages of Dietary Supplement

In accordance with the Administrative Measures for the Registration and Record-filing of Dietary Supplement, the labels and texts of the instruction manuals of dietary supplement shall cover the name, raw materials and auxiliary materials of the said product, its effective ingredients or symbolic ingredients and the contents thereof, the suitable and unsuitable groups, health care functions, consumption volume and methods, specifications, storage methods and shelf life of the said product, precautions and other relevant contents, as well as relevant formula bases and descriptions, etc. The labels and the main contents of the instruction manuals, of a dietary supplement shall not involve any disease prevention or treatment function, and shall include the statement that “This product is not a substitute for medication”.

Key Differences between Regulations on Dietary Supplements and on traditional Chinese Medicine

According to the Food Safety Law of PRC, the producers and business operators of dietary supplements shall obtain Food Production License. Pursuant to the Administrative Measures for the Registration and Record-filing of Dietary Supplements, dietary supplements that use raw materials other than those included in the catalogue of raw materials for dietary supplements shall be registered with SFDA. Furthermore, dietary supplements whose raw materials used have been included in the catalogue of raw materials for dietary supplements shall be subject to record-filing. Under the laws and regulations on nutraceutical and dietary supplements, we have obtained Food Production License in 2017 from Nanping Food and Drug Administration and the registration or record-filing of each nutraceutical and dietary supplements product that we produced, and there is no need to apply for additional permits from Nanping Food and Drug Administration in order to manufacture or sell our products.

According to the Food Safety Law of PRC, the State encourages enterprises engaging in food production and operation to meet the requirements of good manufacturing practice (“GMP”), and thus the GMP we obtained in 2005 does not need to be renewed.

According to the Law of the PRC on traditional Chinese Medicine, the traditional Chinese medicine is the umbrella term for the medicine of all ethnic groups in China; it is a medicine system with a long history and unique theoretical and technical methods. The State encourages the exchanges, mutual enhancement and coordinated development of the traditional Chinese medicine and Western medicine. In China, nutraceutical industry belongs to food manufacturing industry and is subject to laws and regulations pertaining to the food manufacturing industry, while traditional Chinese medicine products are subject to various PRC laws and regulations pertaining to the pharmaceutical industry.

The Law of the PRC on the Administration of Pharmaceuticals provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distribution, packaging, pricing and advertising of pharmaceutical products. A pharmaceutical manufacturer, including a traditional Chinese Medicine products manufacturer, must obtain a pharmaceutical manufacturing permit from the SFDA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration.

In addition, a pharmaceutical manufacturer, including a traditional Chinese Medicine products manufacturer, must meet the Good Manufacturing Practice (“GMP”) standards for each of its production facilities in China for each form of pharmaceutical product it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality assurance and customer complaint administration. Furthermore, the staff qualifications set quality standards that the manufacturer should have an adequate number of management and operation personnel with the necessary qualifications. Premises, facilities and equipment must aim to minimize the risk of contamination, cross-contamination and permit effective cleaning operation and maintenance. As a part of quality management system, quality assurance system should be established by manufacturers, and integrated document system is required to ensure system effective operation. A reporting and supervising management system for drug adverse reactions are required by customer complaint administration and a person should be designated responsible for handling the complaints and deciding the measures to be taken; all complaint, investigation information shall be informed to a qualified person. If a manufacturer meets the GMP standards, the SFDA will issue to the manufacturer a GMP certificate with a five-year validity period. The New GMP Standards became effective on March 1, 2011 and pharmaceutical manufacturers (except manufacturers of injectable, blood products or vaccines, which have a three-year grace period) had a five-year grace period to upgrade existing facilities to comply with the new standards.

Manufacturers and vendors of defective products in the PRC may incur liability for losses and injuries caused by such products. Under the General Principles of the Civil Laws of the PRC, which became effective on January 1, 1987 and were amended on August 27, 2009, manufacturers or retailers of defective products that cause property damage or physical injury to any person will be subject to civil liability.

In 1993, the General Principles of the PRC Civil Law were supplemented by the Product Quality Law of the PRC (as amended in 2000 and 2009) and the Law of the PRC on the Protection of the Rights and Interests of Consumers (as amended in 2009), which were enacted to protect the legitimate rights and interests of end-users and consumers and to strengthen the supervision and control of the quality of products. If our products are defective and cause any personal injuries or damage to assets, our customers have the right to claim compensation from us.

Regulation on Foreign Exchange Control

Foreign exchange in China is primarily regulated by:

●	The Foreign Currency Administration Regulations (1996), as amended on January 14, 1997 and August 5, 2008; and

●	The Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Foreign Currency Administration Regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, remains subject to the registration of the SAFE or its local counterparts as required by law. Under the Administration Rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of current account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law. Capital investments directed outside of China by foreign-invested enterprises are also subject to restrictions, which include registration filing with MOFCOM. If the investment is made to the sensitive countries, districts, or industries, it needs to be approved by MOFCOM.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

The Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, promulgated by SAFE on July 14, 2014 and designed to replace the former circular commonly known as “Notice 75”, requires registration of PRC residents with local branches of SAFE with respect to their direct establishment or indirect control of an offshore entity (referred to in Notice 37 as “special purpose vehicle.”), where such offshore entity are established for the purpose of overseas investment or financing, provided that PRC residents contribute their legally owned assets or equity into such entity.

Notice 37 further requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off).

Regulation on Dividend Distributions

Our PRC subsidiary, Happiness Nanping is a wholly foreign-owned enterprise under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

●	Corporate Law (1993) as amended in 2005 and 2013;

●	The Wholly Foreign-Owned Enterprise Law (1986), as amended in 2000;

●	The Wholly Foreign-Owned Enterprise Law Implementation Regulations (1990), as amended in 2001; and

●	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, an enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. Our Company’s reserve fund has not yet reached this level. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of its after-tax profits to its employee welfare and bonus funds. These reserve funds, however, may not be distributed as cash dividends.

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings.

While the application of the M&A Rules remains unclear, our PRC counsel, Tian Yuan Law Firm, have advised us that, based on their understanding of the current PRC laws and regulations as well as the notice announced on September 21, 2006:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures under the M&A Rules; and

●	despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and

●	Our business operations in China do not belong to a prohibited industry by foreign investment; and

●	Our M&A to our Chinese subsidiary companies have all obtained properly the approval from local governmental authorizations; and

●	Our PRC WOFE was established as a foreign-invested enterprise by means of direct investment at the time of their respective incorporation and not through a “merger with or acquisition of the equity or assets of any PRC domestic enterprise” as such term is defined under the M&A Rules.

Our PRC counsel also advises us, however, that there is still uncertainty as to how the M&A Rules will be interpreted and implemented.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Foreign Investment Industries Guidance Catalog (2017), which was amended by the NDRC and the MOFCOM and became effective on July 28, 2017 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary products, nutraceutical products, are encouraged industries for foreign investors.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

An offshore company may invest equity in a PRC company, which will become the PRC subsidiary of the offshore holding company after investment. Such equity investment is subject to a series of laws and regulations generally applicable to any foreign-invested enterprise in China, which include the Wholly Foreign Owned Enterprise Law, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Contractual Joint Venture Enterprise Law, all as amended from time to time, and their respective implementing rules; the Tentative Provisions on the Foreign Exchange Registration Administration of Foreign-Invested Enterprise; and the Notice on Certain Matters Relating to the Change of Registered Capital of Foreign-Invested Enterprises.

Under the aforesaid laws and regulations, the increase of the registered capital of a foreign-invested enterprise is subject to the prior approval by or registration with the original approval authority of its establishment. In addition, the increase of registered capital and total investment amount shall both be registered with SAIC.

Shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, the Interim Measures on Administration on Foreign Debts, the Tentative Provisions on the Statistics Monitoring of Foreign Debts and its implementation rules, and the Administration Rules on the Settlement, Sale and Payment of Foreign Exchange.

Under these regulations, the shareholder loans made by offshore parent holding companies to their PRC subsidiaries shall be registered with SAFE. Furthermore, the total amount of foreign debts that can be incurred by such PRC subsidiaries, including any shareholder loans, shall not exceed the difference between the total investment amount and the registered capital amount of the PRC subsidiaries, both of which are subject to governmental approval.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982, as subsequently amended, as well as the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and 2013. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiration of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such other party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. Meanwhile, we have successfully obtained 38 trademarks.

Regulations on Patents

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention patent and a term of ten years in the case of utility models and designs. We have obtained 18 patents, all of which we have ownership of, including a number of those that were originally under the ownership of certain individuals affiliated with our Company through ownership transfer.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the Enterprise Income Tax Law or EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT Circular 82 issued by the SAT in April 2009 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. The SAT Bulletin 45, in effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details on determining resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. We may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently in 2012, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees. We have contributed to the basic and minimum social insurance plan. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we are found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Taxation

Income Tax

The New Income Tax Law was promulgated by NPC on March 16, 2007 and came into effect on January 1, 2008. The Chinese domestic enterprises and FIEs are treated equally on the income tax rate, and the enterprise income tax rate shall be 25%. Enterprise Income Tax law grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. In accordance with the New Income Tax Law and its implementing regulations, the non-resident enterprise which has not set up institutions or establishments in China, or has set up institutions or establishments but the income has no relationship with such institutions or establishments, it shall pay enterprise income tax on such income sourced from China, and the income tax rate shall be 20%, subject to reduction as provided by any applicable double taxation treaty, unless the relevant income is specially exempted from tax under the applicable tax laws, regulations, notices and decisions which relate to FIEs and their investors.

The enterprises that were approved and established prior to the promulgation hereof and that, in accordance with the effective tax laws and administrative regulations, enjoy a special lower tax rate shall, in accordance with the provisions of the State Council, progressively transit to the tax rate specified herein within 5 years following the implementation hereof. Those enterprises that enjoy a fixed-term tax exemption or tax reduction shall, in accordance with the provisions of the State Council, continue to enjoy such exemption or reduction after the implementation hereof until the expiration of the term of such exemption or reduction. However, if an enterprise did not enjoy such preferential treatment because it has not yet achieved profitability, the term of such preferential treatment shall be calculated from January 1, 2008 until the expiration of the term of such exemption or reduction.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprise (Circular Guoshuihan [2009] No. 698) implemented on January 1, 2008, except for the purchase and sale of equity through a public securities market, where a foreign corporate investor indirectly transfers the equity of a PRC resident enterprise by disposing the equity of an overseas holding company (the “Indirect Transfer”) located in a tax jurisdiction that (i) has an effective tax rate of less than 12.5%, or (ii) does not tax its residents on their foreign income, the foreign corporate investor shall report the Indirect Transfer to the competent PRC tax authority within 30 days from the date when the equity transfer agreement was made. In this case, the PRC tax authority will examine the true nature of the Indirect Transfer. Should it deem the foreign investor to have made the Indirect Transfer without reasonable commercial purpose and in order to avoid the PRC tax, the PRC tax authority may disregard the existence of the overseas holding company that is used for tax planning purpose and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer by the foreign investor may be subject to the EIT Law.

Value-Added Tax

Pursuant to the Provisional Regulations on Value-added Tax of PRC, last amended on November 5, 2008 and took effect from January 1, 2009, and its implementation rules which were revised on December 15, 2008 and took effect from January 1, 2009, all entities or individuals in PRC engaging in the sale of goods, the provision of processing services, repairs and replacement services, and the import of goods are required to pay value-added tax (“VAT”). The amount of VAT payable in the sale or import of goods except as otherwise provided by paragraph (2) and paragraph (3) of Article 2 of the Provisional Regulations on Value-added Tax of PRC.  Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018 and before April 1, 2019, the Company is subject to a VAT rate of 16%. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law.

In November 2011, the Ministry of Finance (“MOF”) and the State Administration of Tax (“SAT”) promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (the “Pilot Plan”). Since January 1, 2012, the PRC government has been implementing a pilot program in certain provinces and municipalities, to levy a 6% VAT on revenue generated from certain kinds of services in lieu of the 5% business tax. According to the Notice Regarding the Nationwide Implementation of B2V Transformation Pilot Program in respect of Transportation and Certain Modern Service Industries jointly issued by the MOF and SAT effective from August 1, 2013 (the “B2V Circular 37”), such policy has been implemented nationwide. In addition, the MOF and SAT released the Notice on Including Railway Transportation and Postal Services Sectors into the Pilot Scheme on Switching from Business Tax to VAT on December 12, 2013, which further expanded the scope of taxable services for value-added tax and replaced the B2V Circular 37 as of January 1, 2014.

Business Tax

Pursuant to the Interim Regulation of the People’s Republic of China on Business Tax (“Business Tax Regulation”) last amended on November 10, 2008 and took effect from 1 January, 2009, business that provide services (including entertainment business), assign intangible assets or sell immovable property became liable to business tax at a rate ranging from 3% to 20% of the charges of the services provided, intangible assets assigned or immovable property sold, as the case may be.

Tax on Dividends from PRC Enterprise with Foreign Investment

According to the New Income Tax Law and the Implementation Rules, income such as dividends and profits distribution from the PRC derived from a foreign enterprise which has no establishment in the PRC is subject to a 10% withholding tax, subject to reduction as provided by any applicable double taxation treaty.

Stamp Duty

Under the PRC Interim Regulations on Stamp Duty promulgated by the State Council on August 6, 1988 and amended in January 6, 2011, for building property transfer instruments, including those in respect of property ownership transfer, the duty rate shall be 0.03% of the amount stated therein; for permits and certificates relating to rights, including real estate title certificates and land use right certificates, stamp duty shall be levied on an item basis at an annual rate of RMB5 per item.

Urban Maintenance Tax

Under the PRC Interim Regulations on Urban Maintenance Tax promulgated by the State Council on February 8, 1985 and amended on January 8, 2011, any taxpayer, whether an individual or otherwise, of product tax, value-added tax or business tax shall be required to pay urban maintenance tax. The tax rate shall be 7% for a taxpayer whose domicile is in an urban area, 5% for a taxpayer whose domicile is in a county and a town, and 1% for a taxpayer whose domicile is not in any urban area or county or town.

Wholly Foreign-Owned Enterprise

WFOE is governed by the Law of the People’s Republic of China Concerning Enterprises with Sole Foreign Investments, which was promulgated on April 12, 1986 and was subsequently amended on October 31, 2000, and its Implementation Regulations promulgated on December 12, 1990 and was subsequently amended on April 12, 2001 (together the “Foreign Enterprises Law”).

Procedures for Establishment of a WFOE

The establishment of a WFOE will have to be approved by Ministry of Commerce (or its delegated authorities) (the “MOC”). If two or more foreign investors jointly apply for the establishment of a WFOE, a copy of the contract between the parties must also be submitted to MOC (or its delegated authorities) for its record. A WFOE must also obtain a business license from the State Administration of Industry and Commerce (or its delegated authorities) before it can commence business.

Nature

A WFOE is a limited liability company under the Foreign Enterprise Law. It is a legal entity which may independently assume civil obligations, enjoy civil rights and has the right to own, use and dispose of property. It is required to have a registered capital contributed by the foreign investor(s). The liability of the foreign investor(s) is limited to the amount of registered capital contributed. The foreign investor may make its contributions by installments and the registered capital must be contributed within the period as approved by the MOC (or its delegated authorities) in accordance with relevant regulations.

Profit Distribution

The Foreign Enterprise Law provides that after payment of taxes, a WFOE must make contributions to a reserve fund and at least 10% of the after-tax profits must be allocated to the reserve fund. If the accumulative amount of allocated reserve funds reaches 50% of an enterprise’s registered capital, the WFOE will not be required to make any additional contribution. The WFOE is prohibited from distributing dividends unless the losses (if any) of previous years have been made up.

In accordance with the Notice of the Ministry of Finance on the Issue of Handling Financial Issues by Relevant Enterprises after the Implementation of the Company Law promulgated by the Ministry of Finance on March 15, 2006 and effective April 1, 2006, from January 1, 2006 on, enterprises established in accordance with the Company Law shall distribute profits pursuant to Article 167 of the Company Law and shall no longer make contributions to the reserve fund. After an enterprise ceases to make contributions to the reserve fund, it may continue to make contributions to the employee bonus and welfare fund as decided by the board of directors if the purpose, use conditions, and procedures thereof shall be made clear, and such funds shall be manage as debts.

Company Law

The establishment and operation of corporate entities in China is governed by the PRC Company Law, which was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on July 1, 1994 (“1993 PRC Company Law”). It was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005 and December 28, 2013.

The PRC Company Law generally governs 2 types of companies — limited liability companies and joint stock limited companies. Both types of companies have the status of legal persons, and the liability of a company to its debtors is limited to the value of assets owned by the company. Liabilities of shareholders of a limited liability company are limited to the amount of registered capital they have contributed.

The amendments to the PRC Company Law adopted in October 2005 seek to reform various aspects of the 1993 PRC Company Law and simplify the establishment and operation of companies incorporated in China by lowering capitalization requirements, increasing shareholder and creditor protection, improving corporate governance, and relaxing rules regarding the establishment of subsidiaries. Further, the restriction relating to the total investment of a company in other entities exceeding 50% of its net assets has been removed, the incorporation of one shareholder limited liability companies in addition to wholly State-owned enterprises is permitted, and the Chinese Company Law shall apply to foreign invested limited liability companies. Where laws on foreign investment have other stipulations, such stipulations shall apply.

The amendments to the PRC Company Law adopted in December 2013 took effect on March 1, 2014. These amendments cover three aspects: (a) replacing the paid-up capital registration system by subscribed capital registration system; (b) relaxing the requirements for registered capital registration; and (c) streamlining the registration items and requirements for registration documents.

PRC Laws and Regulations Relating to Foreign Investment

On October 31, 2007, the National Development and Reform Commission (“NDRC”) and MOC, jointly promulgated the Catalogue of Industries for Guiding Foreign Investment (as amended in 2007), which came into effect on December 1, 2007 (the “Catalogue”), as amended on December 24, 2011 and came into effect on January 30, 2012. The Catalogue lists out the industries and economic activities which are encouraged, restricted or prohibited by the PRC government for foreign investment. The Catalogue does not specify which business activities are in the permitted category. Instead, if the business activities are not listed in any of the encouraged, restricted or the prohibited categories, they shall be construed as being in the permitted category. Pursuant to the Catalogue, the wholesale of refined oil falls under the restricted category. None of our Group’s business activities are listed in the prohibited category.

Labor Law

Pursuant to the Labor Law of the PRC promulgated by Standing Committee of the NPC on July 5, 1994 and was subsequently amended on August 27, 2009, the Labor Contract Law of the PRC promulgated by Standing Committee of the NPC on June 29, 2007 and was subsequently amended on December 28, 2012 and the Labor Contract Law Implementation Rules of the PRC promulgated by the State Council on September 18, 2008, companies must enter into employment contracts with their employees, based on the principles of equality, consent and agreement through consultation. Companies must establish and effectively implement system of ensuring occupational safety and health, educating employees on occupational safety and health, preventing work-related accidents and reducing occupational hazards. Companies must also pay for their employees’ social insurance premium.

Social Insurance Law

Employers in China are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance, maternity insurance, and housing provident funds. These payments are made to local administrative authorities and an employer who fails to contribute may be fined and be ordered to make-up for the missed contributions. The various laws and regulations that govern the employers’ obligation to contribute to the social security funds include PRC Social Insurance Law promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective July 1, 2011; the Interim Regulations on the Collection and Payment of Social Security Funds, which were promulgated by the State Council and became effective on January 22, 1999; the Interim Measures concerning the Maternity Insurance, which were promulgated by the Ministry of Labor on December 14, 1994 and became effective on January 1, 1995; the Regulations on Occupational Injury Insurance, which were promulgated by the State Council on April 27, 2003 and became effective on January 1, 2004 and was amended on December 20, 2010; the Regulations on Management of the Housing Provident Fund, which were promulgated and became effective on April 3, 1999 and was amended on March 24, 2002.

Where the enterprises fail to pay the full amount of the social insurance premiums, the relevant department aforesaid has the authority to check and decide on the amount of social insurance premiums that the enterprises should pay as the supplementary payment. If the enterprises does not pay for the social insurance premiums after the relevant department has charged the full amount of the supplementary payment, the relevant department is authorized to either inquire about the deposit account of such enterprises, or apply to the related department at or above the county level for making the decision of the allocation of social insurance premiums. The relevant department can also inform the bank or other financial institution to execute the allocation by written notice. If the amount of the deposit account is smaller than the amount of social insurance premiums required to pay by the enterprises, the enterprises may provide a security and delay the date to pay the social insurance premiums. If the amount of the deposit account is smaller than the amount of the social insurance premiums needed to pay by the enterprises, and the enterprises fails to provide a security, the relevant department shall apply to the court for the levying, sealing and auctioning of the property of such enterprises.

If the enterprises do not pay the full amount of social insurance premiums as scheduled, the social insurance premium collection institution shall order them to make the payment or make up the difference within a stipulated period and impose a daily fine equivalent to 0.05% of the overdue payment from the date on which the payment is overdue. If payment is not made within the stipulated period, the relevant administration department shall impose a fine from one to three times the amount of overdue payment.

Corporate Information

Our principal executive offices are located at No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China, where we owned the land use rights till 2056.

Our telephone number at that address is + 86-0599-782-8808. Our company website is http://www.fjxfl.com.

C. Organizational structure

The chart below presents our corporate structure as of the date of this report.

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described “Item 4. B. Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements for the fiscal years ended March 31, 2020 and 2019 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Incorporated on February 9, 2018, under the laws of Cayman Islands, Happiness Biotech primarily conducts its business in China through its wholly-owned subsidiary, Fujian Happiness. A reorganization of the legal structure of the Company was completed in August 2018 (the “Reorganization”). The Reorganization involved the incorporation of Happiness Biotech, Happiness Hong Kong, a holding company established in Hong Kong, PRC, Happiness Nanping, a holding companies established in Fujian, PRC, and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping. Happiness Biotech, Happiness Hong Kong, and Happiness Nanping are all holding companies and have no operations.

Founded in 2004, Fujian Happiness conducted itself to make the world healthier and happier by developing and selling nutraceutical solutions for consumers looking to enhance their daily health performance. We believe enhanced consumer awareness and demand for our products due to trends such as the global awareness for health, increasing healthcare costs, increasing aging populations, and increasing needs of nutraceutical, coupled with the effectiveness of our distribution model and authorized experience store model have been the primary reasons for our success throughout our 16-year operating history.

We are one of the leading companies in Fujian which specialize in research, development, manufacturing, and marketing of nutraceutical and dietary supplements authorized by Nutraceutical Association of Fujian Province. Our products are mainly made of Lucidum spore powder, Cordyceps mycelia, Ejiao, vitamins, minerals, amino acids and others. Headquartered in Fuzhou, the provincial capital of Fujian Province, and Nanping, our products are sold throughout China.

Our objective is to provide the high-quality products to our consumers. We seek to accomplish this goal through execution of significant investments in quality control, scientific personnel, product testing, and self-manufacturing of our products. Our objective is rooted in using quality ingredients from traceable sources coupled with the continuous control during the manufacturing process of our products. We produce most of the products by ourselves without any outsource subcontracting.

Currently, we have mainly two kinds of sales channels, which are traditional distribution channel and experience stores channel. Traditional distributors including regional distributors and large-scale chain drugstores, malls and supermarkets are our main sales channels and their sales terminals are the core resources of our marketing network and the main way to achieve sales. For well-known chain drugstores, malls and supermarkets customers, we tend to establish direct business partnership with them, rather than through our regional distributors. Experience store model is our new attempt in 2017 to boost our market share and the key point of our development strategy.

As of the date of this report, we marketed and sold approximately 32 kinds of nutraceutical and dietary supplements products with “Blue Caps” approved by SFDA encompassing over 100distributors in 20 different provinces and 26 experience stores in China. We categorize our products into six groups: Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products, Vitamins and dietary supplements products, American ginseng products, and others. For the years ended March 31, 2020 and 2019, our sales from Lucidum spore powder products, Cordyceps mycelia products and Ejiao solution products, approximately accounted for 66.6% and 63.1% of our gross sales, respectively.

Over the past few years, we have seen significant growth of our revenue and market share. In summary, we generated a revenue and net income of $65,061,953 and $12,688,035, respectively, for the year ended March 31, 2020, representing an increase of 1.8% and decrease of 32.2% respectively, compared with the fiscal year ended March 31, 2019, during which we generated $63,936,185 and $18,721,979, respectively.

Initial Public Offering

On October 25, 2019, the Company closed its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share at an offering price of $5.50 per share, for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $9,342,339 after deducting underwriting discounts and commission, offering expenses and other related costs.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our company’s financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, prepayments, and other receivables, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets and provision necessary for contingent liabilities. Actual results could differ from those estimates.

Accounts Receivable, net

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

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted-average method. In addition to cost of raw materials, work in progress and finished goods include direct labor costs and overheads. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or market value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

The write-downs of inventories for the year ended March 31, 2020 were $117,753.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018, the Company is subject to a VAT rate of 16% based on the new Chinese tax law. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law

Revenue Recognition

The Company generates its revenue mainly from sales of nutraceutical and dietary supplements made of Ganoderma spore powder and others. The Company’s revenue recognition policies are in compliance with ASC 605, Revenue Recognition. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year. The transportation fee is bear by the customers in the condition of products return. There were no products return incurred for the years ended March 31, 2020 and 2019.

The Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition on April 1, 2020. Topic 606 requires the Company to recognize revenue upon transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2020 and 2019.

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

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s consolidated financial statements are reported using U.S. Dollars. The consolidated statements of income and comprehensive income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Results of Operations

Comparison of Fiscal Years Ended March 31, 2020 and 2019

The following table presents an overview of our results of operations for the years ended March 31, 2020 and 2019:

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the years ended March 31,		Variances
	2020	2019	Amount	Percentage
Revenues	$65,061,953	$63,936,185	$1,125,768	1.8%
Cost of revenues	(34,642,649)	(31,689,117)	(2,953,532)	9.3%
Gross profit	30,419,304	32,247,068	(1,827,764)	(5.7%)

Operating expenses:
Selling and marketing expenses	9,179,160	6,291,228	2,887,932	45.9%
General and administrative expenses	3,482,459	1,951,259	1,531,200	78.5%
Research and development expenses	2,358,968	2,161,708	197,260	9.1%
Total operating expenses	15,020,587	10,404,195	4,616,392	44.4%

Income from operations	$15,398,717	$21,842,873	$(6,444,156)	(29.5)%

Other income (expenses):
Interest income	74,929	42,038	32,891	78.2%
Interest expenses	(98,086)	(83,549)	(14,537)	17.4%
Other income, net	156,562	103,771	52,791	50.9%
Total other income (expenses)	133,405	62,260	71,145	114.3%

Income before income taxes	$15,532,122	$21,905,133	$(6,373,011)	(29.1%)
Income tax expense	(2,844,087)	(3,183,154)	339,067	(10.7%)

Net income	$12,688,035	$18,721,979	$(6,033,944)	(32.2%)

Revenues

The following table presents an overview of our sales from our product lines for the years ended March 31, 2020 and 2019:

	For the years ended March 31,		Variances
	2020	2019	Amount	Percentage
Lucidum spore powder products	$28,233,256	$19,886,508	$8,346,748	42.0%
Percentage Per Total	43.4%	31.1%	12.3%

Cordyceps mycelia products	8,854,717	10,883,298	(2,028,581)	(18.6%)
Percentage Per Total	13.6%	17.0%	(3.4%)

Ejiao solution products	6,266,098	9,583,260	(3,317,162)	(34.6%)
Percentage Per Total	9.6%	15.0%	(5.4%)

Vitamins and dietary supplements products	6,235,541	8,616,318	(2,380,777)	(27.6%)
Percentage Per Total	9.6%	13.5%	(3.9%)

American ginseng products	3,921,671	4,912,011	(990,340)	(20.2%)
Percentage Per Total	6.0%	7.7%	(1.7%)

Others	11,550,670	10,054,790	1,495,880	14.9%
Percentage Per Total	17.8%	15.7%	2.1%
Total	$65,061,953	$63,936,185	$1,125,768	1.8%

We generated $65,061,953 in revenues for the fiscal year ended March 31, 2020, representing an increase of $1,125,768 or 1.8%, as compared with $63,936,185 for the fiscal year ended March 31, 2019. The increase was primarily due to the increase in sales of Lucidum spore powder and related products, and other products, offset by the decrease in sales of Cordyceps mycelia products, Ejiao solution products, Vitamins and dietary supplements products and American ginseng products.

Our sales from the Lucidum spore powder products had grown significantly during fiscal year 2020 due to development of Lucidum enriched related products plus Lucidum raw material products. Lucidum spore powder and related products are our best-selling products line and the key emphases of our future development. Revenue from this category for the year ended March 31, 2020 increased $8,346,748 or 42.0% compared with revenue for the year ended March 31, 2019 and accounted for 43.4% of our total revenue. Revenue from other products for year ended March 31, 2020 increased by $1,495,880 or 2.1% compared with the revenue for the year ended March 31, 2019. The increase of revenue was mainly from growth in sales of Spirulina Tablet and functional beverage products. Other products accounted for 17.8% of the total revenue for the year ended March 31, 2020.

Our sales from the Cordyceps mycelia products, Ejiao solution products and vitamins and dietary supplements products dropped slightly by 3.4%, 5.4%, and 3.9% respectively during fiscal year 2020 compared with the sales of the same period in 2019, mainly due to inadequate market growth for these products. Revenue generated from the sales of Cordyceps mycelia products for the year ended March 31, 2020 decreased $2,028,581 or 3.4% from the revenue for the year ended March 31, 2019. Cordyceps mycelia products accounted for 13.6% of the total revenue for the year ended March 31, 2020, and still was our third best-selling product line. Revenue generated from the sales of Ejiao solution products, for the year ended March 31, 2020, decreased $3,317,163 or 5.4%, compared with the revenue for the year ended March 31, 2019, and accounted for 9.6% of our total revenue. Vitamins and dietary supplements products sales accounted for 9.6% of the total revenue for the year ended March 31, 2020, which decreased $2,380,777 or 3.9%, compared with the revenue for the year ended March 31, 2019. Revenue generated from the sales of American ginseng products for the year ended March 31, 2020 decreased $990,340 or 1.7% from the revenue for the year ended March 31, 2019, and accounted for 6.0% of our total revenue.

The following table presents an overview of revenues from our sales models for the years ended March 31, 2020 and 2019:

	For the years ended March 31,
	2020	2019	Variances
Traditional distribution model	$38,263,069	$39,424,118	$(1,161,049)
Regional distributors	29,986,045	32,934,385	(2,948,340)
Chain drugstores, malls and supermarkets	8,277,024	6,489,733	1,787,291
Percentage Per Total	58.8%	61.7%	(2.9)%

Experience store model	26,798,884	24,512,067	2,286,817
Percentage Per Total	41.2%	38.3%	2.9%
Total revenues	$65,061,953	$63,936,185	$1,125,768

Revenues from experience stores accounted for 41.2% of the total revenue for the year ended March 31, 2020, representing an increase of 2.9% compared with percentage of total revenue for the year ended March 31, 2019. Revenues generated from traditional distribution model as a percentage of total revenues decreased 2.9%, compared with the percentage for the year ended March 31, 2019. The experience store model launched in 2017 is our innovative sales model and the focus of our future development strategy which has enjoyed a significant growth in the past two years. Currently, revenue of experience stores is primarily generated from Lucidum spore powder products.

Cost of Revenues

	For the years ended March 31,
	2020	2019	Variances
Cost of Revenues
Lucidum spore powder products	$13,573,412	$7,831,956	$5,741,456
Cordyceps mycelia products	4,604,172	5,236,969	(632,797)
Ejiao solution products	4,017,468	6,114,038	(2,096,570)
Vitamins and dietary supplements products	2,717,202	3,565,325	(848,123)
American ginseng products	2,309,787	2,781,000	(471,213)
Others	7,420,608	6,159,829	1,260,779
Total	$34,642,649	$31,689,117	$2,953,532

Gross Margin
Lucidum spore powder products	51.9%	60.6%	(8.7)%
Cordyceps mycelia products	48.0%	51.9%	(3.9)%
Ejiao solution products	35.9%	36.2%	(0.3)%
Vitamins and dietary supplements products	56.4%	58.6%	(2.2)%
American ginseng products	41.1%	43.4%	(2.3)%
Others	35.8%	38.7%	(2.9)%
Total	46.8%	50.4%	(3.6)%

Total cost of revenues was $34,642,649 for the fiscal year ended March 31, 2020, representing an increase of $2,953,532 or 9.3%, compared with $31,689,117 for the fiscal year ended March 31, 2019. Total cost of revenue as a percentage of revenue increased by 3.6% to 53.2% for the fiscal year ended March 31, 2020 compared with 49.6% for the fiscal year ended March 31, 2019. The gross margin ratio of our company was 46.8% for the fiscal year ended March 31, 2020, representing a decrease of 3.6%, compared with 50.4% for the fiscal year ended March 31, 2019. The decrease of gross margin ratio was partly due to the lower gross margin of Lucidum spore powder raw material sales, and partly due to impairment losses of cordyceps mycelia culture, both squeezed gross margin as a result.

The gross margin ratio of Lucidum spore powder products was 51.9% for the fiscal year ended March 31, 2020, representing a decrease of 8.7%, compared with 60.6% for the fiscal year ended March 31, 2019. The decrease was mainly due to lower margin of lucidum spore powder raw material products, which is about 51.9%. In addition, the Lucidum spore powder enriched ‘Daily Care’ products have less margins as those of Lucidum spore powder nutrition products. The gross margin ratio of other products was 35.8% for the fiscal year ended March 31, 2020, representing a decrease of 2.9%, compared with 38.7% for the fiscal year ended March 31, 2019. The slight decrease was mainly due to a little higher raw material prices.

Selling and Marketing Expenses

We incurred $9,179,160 in selling and marketing expenses for the fiscal year ended March 31, 2020, representing an increase of $2,887,932 or 45.9%, compared with $6,291,228 for the fiscal year ended March 31, 2019. The increase was primarily due to increases in higher allowance costs, advertising costs, and subsidy to our experience store operators supporting their continuity of insufficient business for the prolonged COVID-19 period.

General and Administrative Expenses

We incurred $3,482,459 in general and administrative expenses for the fiscal year ended March 31, 2020, representing an increase of $1,531,200 or 78.5%, compared with $1,951,259 for the fiscal year ended March 31, 2019. The increase was primarily attributable to service charges by internet search engine of key words, brand promotion costs for company online sales start up, and donation for the COVID-19 to local society hospital.

Research and Development Expenses

We incurred $2,358,968 in research and development expenses for the fiscal year ended March 31, 2020, representing an increase of $197,260 or 9.1%, compared with $2,161,708 for the fiscal year ended March 31, 2019. The increase was primarily due to higher expense of R&D materials and some new lab equipment. Our research and development expenses may increase continuously in the future, for more sophisticated products as a result of more intensive consumer preference among all market participants.

Income from Operations

As a result of the factors described above, our operating income was $15,398,717 for the fiscal year ended March 31, 2020, compared with operating income of $21,842,873 for the fiscal year ended March 31, 2019, representing a decrease of $6,444,155 or approximately 29.5%.

Other Income (Expenses)

Our interest income and expenses were $74,929 and $ 98,086, respectively, for the fiscal year ended March 31, 2020, compared with interest income and expenses of $42,038 and $83,549, respectively, for the fiscal year ended March 31, 2019. We also had other income of $156,562 for the fiscal year ended March 31, 2020 compared with other income of $103,771 for the fiscal year ended March 31, 2019, which was primarily government grants of compensation for our research and development efforts.

Income Tax

We incurred income tax expense of $2,844,087 for the fiscal year ended March 31, 2019, representing a decrease of $339,067 or 10.7%, compared with $3,183,154 for the fiscal year ended March 31, 2019. The decrease was primary attributable to less total income before corporate income tax for fiscal year ended March 31, 2020. Our effective income tax rates for the years ended March 31, 2020 and 2019 are 18.3% and 14.5%, respectively, mainly due to time difference to include tax- deductible cost for this reporting period.

Net Income

As a result of the factors described above, our net income for the fiscal year ended March 31, 2020 was $12,688,035, representing a decrease of $6,033,944 or 32.2%, compared with net income of $18,721,979 for the fiscal year ended March 31, 2019 as a result of lower operating profit margin and lower revenue for the first quarter in 2020.

Foreign Currency Translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income (loss). Our foreign currency translation loss for the fiscal year ended March 31, 2020 was $3,356,032, representing an increase of $370,446, compared with a foreign currency loss of $2,985,586 for the fiscal year ended March 31, 2019. The increase was primarily due to the accelerated depreciation of RMB against the U.S. dollars for the year ended March 31, 2020.

Cash Flow Summary

The following table presents an overview of cash flows for the years ended March 31, 2020 and 2019:

	For the years ended March 31,		Variances
	2020	2019	Amount	Percent

Net cash provided by operating activities	$10,777,843	$6,544,879	$4,232,964	64.7%
Net cash used in investing activities	(1,159,355)	(277,158)	(882,197)	318. 3%
Net cash used in financing activities	10,404,718	271,105	10,133,613	3737.9%
Effect of exchange rate changes	(1,169,213)	(622,883)	(546,330)	87.7%
Net increase in cash and cash equivalents	$18,853,993	$5,915,943	$12,938,050	218.7%

Operating Activities

Net cash provided by operating activities for the year ended March 31, 2020 was approximately $10.8 million, which was primarily attributable to a net profit approximately $12.7 million, adjusted for non-cash items for approximately $0.8 million and adjustments for changes in working capital approximately $2.7 million. In additional, compared with the year ended March 31, 2019, net cash provided by operating activities increased approximately $4.2 million, or approximately 64.7% for the year end March 31, 2020. The increase in net cash provided by operating activities was primarily attributable to:

●	Accounts receivable decreased by approximately $0.4 million for the year ended March 31, 2020, compared with an increase of approximately $1.6 million for the year ended March 31, 2019.
●	Prepaid expensed decreased approximately $1.5 million for the year ended March 31, 2020, compared with an approximately $6.0 million increase for the year ended March 31, 2019, net of difference is approximately $7.5 million; The prepaid expense are mostly related to our Lucidum spore powder raw material contracts.

And offset by the following factors:

●	The decrease of net income to approximately $12.7 million for the year ended March 31, 2020 as compared to net income of approximately $18.7 million for the year ended March 31, 2019;

●	Other payables and accrued liabilities decreased by approximately $0.5 million for the year ended March 31, 2020, compared with an decrease of $61,303 for the year ended March 31, 2019;

●

Income tax payable decreased by approximately $0.3 million for the year ended March 31, 2020, compared with an increase of $176,107 for the year ended March 31, 2019. The lower taxable payable is mainly a result of the drop company revenue in the first quarter of 2020 than that of the same period in 2019;

●	Other assets increased by approximately $4.4 million for the year ended March 31, 2020. As of March 31, 2020, other assets mainly consisted of approximately $6.2 million allowance to all experience stores operators, in supporting for a more encouraging shopping surroundings of experience stores. Usually the company has several agreements with all experience store operators to ensure all allowance are for the use of advertising and marketing of company brand and products.

Investing Activities

Net cash used in investing activities were $1,159,355 and $277,158 for the year ended March 31, 2020 and 2019, respectively. For the year ended March 31, 2020, the increase was primarily attributable to an increase of fixed assets of approximately $1.15 million.

Financing Activities

Net cash provided by financing activities was approximately $0.3 million for the year ended March 31, 2019. It was primarily attributable to capital contributions of $0.6 million from issuance of new ordinary shares, and the proceeds from short-term bank borrowings for an amount of approximately $1.4 million, offset by the repayments to short-term bank borrowings for an amount of approximately $1.8 million.

Net cash used in financing activities was approximately $10.4 million for the year ended March 31, 2020. It was primarily attributable to capital contributions of net proceeds $9.3 million from IPO issuance of new ordinary shares, In terms of bank loans, the proceeds from short-term bank borrowings was approximately $3.1 million and the repayments to short-term bank borrowings was approximately $2.1 million.

Liquidity and Capital Resources

As of March 31, 2020 and 2019, we had cash and cash equivalents of $33,654,765 and $14,800,772, respectively. We did not have any other short-term investments. As of March 31, 2020 and 2019, our current assets were approximately $70.0 million and $54.8 million, respectively, and our current liabilities were approximately $5.5 million and $4.7 million, respectively.

As of March 31, 2020 and 2019, we had accounts receivable of approximately $30.0 million and $32.0 million, respectively. Our customers are distributors, large-scale chain drugstores, malls and supermarkets. In February 2020, we started our online sales outsourcing to specializing e-commerce trading companies. Due to the nature of the customers and the practice of our operating history and the industry, we generally allow credit period of 180 days to our customers. We record no allowance for doubtful accounts as of March 31, 2020 and 2019, respectively. We continually assess the recoverability of uncollected accounts receivables. As of March 31, 2020 and 2019, the balances of the Company’s accounts receivable are all within one year. We believe the balances of accounts receivable are recoverable based on our collection history.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. For the years ended March 31, 2020 and 2019, our operating activities generated positive cash flows. We have historically funded our working capital needs from operations, bank loans and advances from shareholders and related parties. Our working capital requirements are influenced by the level of our operations, the numerical volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing of accounts receivable collections.

We believe that our current cash, cash to be generated from our operations and access to help from our related party will be sufficient to meet our working capital needs for at least the next twelve months. However, we do not have any amounts committed to be provided by our related party. We are also not dependent upon proceeds from our initial public offering to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in the water supply market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

Substantially all of our operations are conducted in China and all of our revenues, expense, cash and cash equivalents are denominated in Renminbi (RMB). RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars. As of March 31, 2020, the amount of foreign cash we have was approximately $33.4 million.

We have limited financial obligations dominated in US dollars, thus the foreign currency restrictions and regulations in the PRC on the dividends distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of facilities, purchase of fixed assets and intangible assets as a result of our business growth. Our capital expenditures amounted to $1,159,355 and $283,100 for the years ended March 31, 2020 and 2019, respectively.

Contractual Obligations

There were no contractual obligations and commercial commitments as of March 31, 2020 and 2019.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the fiscal years ended March 31, 2020 and 2019, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Related Party Transactions

In addition to the executive officer compensation arrangements discussed in “Executive Compensation,” below we describe transactions since April 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

From time to time, we receive cash advances from the related parties. Due to related parties had a balance of approximately $0.84 million at March 31, 2020. The balance was owed by Happiness Biotech Group Limited for services incurred by the Company but paid by Mr. Xuezhu Wang during 2020.

Future Related Party Transactions

We will apply all rules about related party transactions as a listing company, and the Corporate Governance Committee of our Board of Directors (consist solely of independent directors) must approve all related party transactions. All related party transactions will be made or entered into on terms that are no less favorable to use than can be obtained from unaffiliated third parties. Related party transactions that we have previously entered into were not approved by independent directors, as we had no independent directors at that time.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under PRC law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (SAFE), but is not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.

As of March 31, 2020, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 454.5 million (US$67.6 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xianfu Wang	62	Chairman of the Board
Xuezhu Wang	36	Chief Executive Officer, Director
Jiong Bian	52	Chief Financial Officer
Wanghe Zhang	45	Director
Rui Qiang	57	Director
John Levy	64	Director

Below is a summary of the business experience of each of our executive officers and directors:

Xianfu Wang

Mr. Xianfu Wang was appointed as our Chairman of the Board upon closing of our initial public offering on October 25, 2019. He has been the Chairman of the Board of Fujian Happiness, our Chinese subsidiary since December 2004. As Chairman of the Board of Fujian Happiness, he was responsible for leading the Board and coordinating periodic Board input and review of management’s strategic plan for the Company. Mr. Xianfu Wang graduated from Jianyang Agriculture Engineering University in 1981. We believe that Mr. Xianfu Wang should serve as a member of our board of directors due to the perspective and experience he brings to us due to his broad experiences in the industry.

Xuezhu Wang

Mr. Xuezhu Wang has been our Chief Executive Officer since August 28, 2018, and Executive Director since February 9, 2018. He has been the Chief Executive Officer of Fujian Happiness, our Chinese subsidiary since 2015. As the CEO of Fujian Happiness, he was responsible for procurement and formulating a cost-effective strategy for purchasing goods and services. Mr. Xuezhu Wang studied the courses of Executive MBA in Peking University in 2013 and obtained an MBA degree from University of Wales in 2015. Mr. Xuezhu Wang received his college degree from Minjiang University in 2006.

Jiong Bian

Mr. Jiong Bian has been our Chief Financial Officer since August 26, 2018. From January 2013 to October 2017, Mr. Bian served as the Chief Financial Officer of CWZ China Flowers AG, formerly known as XinRuiKe, responsible for managing the China Flowers’ finances, including financial planning, management of financial risks, record-keeping and financial reporting. From 2008 to 2012, Mr. Bian was a vice president for Viscardi AG. China Division where he was responsible for introducing Frankfurt stock exchange listing incentives and the company’s scope of service to local companies, encouraging Chinese companies to have an IPO on the German equity market. From 2005 to 2007, Mr. Bian served as the Chief Financial Officer for Jiangsu Huadu Tongyi Co. Limited. Mr. Bian obtained a bachelor degree in economics from Shanghai University of Finance and Economics. He is also a CFA Charter holder in the U.S.

Wanhe Zhang

Mr. Wanhe Zhang was appointed as our director upon closing of our initial public offering on October 25, 2019. He has served as the General Manager of Fujian share my way Restaurant Development Co., Ltd. where he has been in charge of the overall operation of the company since 2010. Mr. Zhang also served as the Financial Manager at Quanzhou Wenbao Light Industry Co., Ltd. from October 1996 to June 2000. As the Financial Manager, his responsibilities included establishing and maintaining Enterprise Cost Accounting and Control System, warehouse management, and auditing daily cost. Mr. Zhang obtained a Master’s degree in Business Administration from PRIFYSGOL CYMRU University of Wales and his bachelor degree in Investment Economics and Management from Jimei University Institute of Finance.

Rui Qiang

Mr. Rui Qiang was appointed as our director upon closing of our initial public offering on October 25, 2019. Mr. Qiang co-founded Fujian Institute of Smart Products Entrepreneurship Innovation and currently serves as its President, a position he has held since January 2016. From September 2002 to November 2016, Mr. Qiang served as the Associate Dean for Fuzhou University School of Economics and Management where he is in charge of MBA education reform and promotion and establishing annual seminars. He also served as a quality control manager for Mindong Motor Group Co., Ltd. where he was responsible for planning, compiling and supervising total quality management system from July 1985 to February 2017. Mr. Qiang obtained his Ph.D of Management from Wuhan University of Technology. He also held a Master of Engineering from Tongji University and a bachelor degree in engineering from Fuzhou University.

John F. Levy

John Levy was appointed as our director upon closing of our initial public offering on October 25, 2019. In addition to his service on the our board, Mr. Levy currently serves as the Chief Executive Officer and principal consultant of Board Advisory, a consulting firm established to assist public companies, or companies aspiring to be public with corporate governance, corporate compliance, ethics, financial reporting and financial strategies. Mr. Levy is a recognized corporate governance and financial reporting expert with over 30 years of progressive financial, accounting and business experience; including nine years in public accounting with three national accounting firms and having served as Chief Financial Officer of both public and private companies for over 13 years.

Currently, Mr. Levy also serves on the board of directors of two other public companies: Mr. Levy has been a director, chairman of the Audit Committee, and a member of the Governance and Nominating Committee, of Washington Prime Group, a Real Estate Investment Trust, since 2016., and Applied Minerals, Inc. (since January 2008), a natural resource company that owns the Dragon Mine halloysite clay deposit in Juab County, Utah.

Mr. Levy also served on the board of directors of Takung Art Co. Ltd., an electronic online platform operator for artists, art dealers and art investors to offer and trade in ownership units over valuable artwork, until June 2019; Applied Energetics, Inc., a company specializing in the development and application of high power lasers, high voltage electronics, advanced optical systems and energy management systems technologies, until January 2016; and China Commercial Credit, Inc., a financial services firm operating in China, until December 2016. Mr. Levy also served as a board member and program chair for the New Jersey Chapter of the National Association of Corporate Directors (“NACD”) from October 2007 to June 2012.  Additionally, Mr. Levy served as the Chief Executive Officer of Sticky Fingers Restaurant, LLC (“Sticky Fingers”), a South Carolina based barbeque restaurant chain, and from September 2019 to April 2020. Mr. Levy previously served as a business consultant with Sticky Fingers from February 2019 to August 2019 when he assumed his role as CEO.

Mr. Levy is a frequent speaker on the roles and responsibilities of board members and audit committee members. He has authored and presented numerous courses on finance, management and governance to state accounting societies including THE 21ST CENTURY DIRECTOR: Ethical and Legal Responsibilities of Board Members. Mr. Levy is a Certified Public Accountant with several years of experience. Mr. Levy is a graduate of the Wharton School of the University of Pennsylvania, and received his MBA from St. Joseph’s University in Philadelphia. Mr. Levy has completed the NACD’s Board Leadership Fellow program of study.

B. Compensation

Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended March 31, 2020:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Other Compensation ($)	Total ($)

Xuezhu Wang (1) (CEO)	25,587	-		-	-	25,587
Jiong Bian (2) (CFO)	37,339	-	-	-	-	37,339

(1)	Mr. Xuezhu Wang was appointed as the CEO of the Company in August 2018 and receives annual compensation of $25,587.
(2)	Mr. Jiong Bian was appointed as the CFO of the Company in August 2018 and receives annual compensation of $37,339.

Grants of Plan Based Awards

None.

Employment Agreements

On August 28, 2018, we entered into an employment agreement with our CEO, Xuezhu Wang, effective on October 25, 2019. Pursuant to such agreement, he shall receive a monthly base salary of approximately $2,200, paid in periodic installments in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board. Mr. Wang is also eligible for bonus, benefits and reasonable expenses reimbursement. Under this employment agreement, Mr. Wang is employed as our CEO for a term of five years, which automatically renews for additional one year terms unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including (1) a lump sum cash payment equal to 1 months of the Executive’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Mr. Wang.

Employment Agreement with Jiong Bian

On August 26, 2018, we entered into an employment agreement with our CFO, Mr. Jiong Bian, effective on October 25, 2019. Pursuant to such agreement, he shall receive a monthly base salary of approximately $3,200, paid in periodic installments in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board. Mr. Bian is also eligible for bonus, benefits and reasonable expenses reimbursement. Under this employment agreement, Mr. Bian is employed as our CFO for a term of five years, which automatically renews for additional one year terms unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including (1) a lump sum cash payment equal to 1 months of the Executive’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Mr. Bian.

Mr. Bian may terminate the employment at any time with a one-month prior written notice to the Company, if (1) there is a material reduction in Mr. Bian’s authority, duties and responsibilities, or (2) there is a material reduction in Mr. Bian’s annual salary. Upon the Executive’s termination of the employment due to either of the above reasons, the Company shall provide compensation to the Mr. Bian equivalent to one month of his base salary that he is entitled to immediately prior to such termination. In addition, Mr. Bian may resign prior to the expiration of the agreement if such resignation is approved by the Board or an alternative arrangement with respect to the employment is agreed to by the Board.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

None.

Pension Benefits

None of the named executives currently participates in or has account balances in qualified or nonqualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of the named executives currently participates in or has account balances in nonqualified defined contribution plans or other deferred compensation plans maintained by us.

Other than as disclosed above, we have not entered into any agreements or arrangements with our executive officers or directors, and have not made any agreements to provide benefits upon termination of employment.

C. Board Practices

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and governance committee. Each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

Wanhe Zhang, Rui Qiang and John Levy are members of our Audit Committee, where John Levy, serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee prior to consummation of our initial public offering. In accordance with our Audit Committee Charter, our Audit Committee performs several functions, including:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	reviews the financial statements to be included in our Annual Report on Form 20-F and Quarterly Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that John Levy, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

We have established the Compensation Committee in October, 2019. Wanhe Zhang, Rui Qiang, and John Levyare members of our Compensation Committee and Rui Qiang is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Wanhe Zhang, John Levy and Rui Qiang are the members of our Nominating and Governance Committee where Wanhe Zhang serves as the chairman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of this offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee is responsible to identify and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Code of Conduct and Ethics

On October 24, 2019, we adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and NASDAQ rules.

Corporate Governance

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

Insider Trading Policy

On October 24, 2019, our Board of Directors adopted an insider trading policy that applies to our directors, officers and employees.

Director Independence

In conformity with Nasdaq’s Corporate Governance Rules, the Company, as a foreign private issuer, has opted not to comply with Nasdaq’s independence requirements. Accordingly, our Board of Directors has determined that three of our directors, Wanhe Zhang, Rui Qiang and John Levy qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

As of March 31, 2020, we have a total of 151 full-time employees, all of whom are located in the PRC. We do not experience any significant seasonal fluctuations in our number of employees.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of March 31, 2020 is as follows:

Function	Number
Management	6
Sales and marketing	39
Research and Development	23
Finance and administration	13
Operation and logistics	70

Total	151

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 17, 2020:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of July 17, 2020, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

		Approximate
		Percentage of
	Amount of	Outstanding
	Beneficial	Ordinary
Name and Address of Beneficial Owner(1)	Ownership	Shares(2)
Directors and Executive Officers:
Xianfu Wang, Chairman of the Board	-	-
Xuezhu Wang, Chief Executive Officer, Director	12,045,100	48.18	%(3)
Jiong Bian, Chief Financial Officer	-	-
Wanghe Zhang, Director	345,000	1.38%
Rui Qiang, Director	-	-
John Levy, Director	-	-
All directors and executive officers as a group (eight individuals)	12,390,100	49.56%

Five Percent Holders:

Hong Kong Kazi International Group Co., Limited	3,728,300	14.913%

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Happiness Biotech Group Ltd., NO. 11, Dongjiao East Road, Shuangxi, Shunchang Nanping City, Fujian, China.

(2)	The percentage of shares beneficially owned is based on 25,000,000 ordinary shares outstanding as of July 17, 2020.

(3)	Mr. Xuezhu Wang indirectly owns 48.18% of our issued and outstanding shares through his holding in Happy Group Inc.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since April 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

From time to time, we receive cash advances from the related parties. Due to related parties had a balance of approximately $0.84 million at March 31, 2020. The balance was owed by Happiness Biotech Group Limited for services incurred by the Company but paid by Mr. Xuezhu Wang during 2020.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed as part of this report. See Item 18 “Financial Statements.”

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividends

We have not paid dividends on our ordinary shares and do not anticipate paying such dividends in the foreseeable future.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are currently trading under the ticker symbol “HAPP.” The shares began trading on October 25, 2019 on the NASDAQ Capital Market. We offered on a firm commitment basis our ordinary shares, US$0.0005 par value at an offering price of $5.50 per share.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. Reference is made to our first amended memorandum and articles of association, effective on October 25, 2019 (respectively, the “Memorandum” and the “Articles”). We were incorporated as an exempted company with limited liability under the Companies Law (2018 Revision) of the Cayman Islands, (“Cayman Companies Law”), on February 9, 2018. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless and until the directors resolve to issue share certificates, no share certificate shall be issued, and the records of the shareholdings of each shareholder shall be in uncertified book entry form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this report, the authorized share capital of the Company is US $50,000 divided into 100,000,000 Ordinary Shares of US $0.0005 par value each. The Articles provide that our authorized share capital is US$50,000 divided into 90,000,000 Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each. Subject to the provisions of the Cayman Companies Law and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares provided that if such operates to vary the rights of holders of Ordinary Shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

Ordinary Shares

General.  The unissued shares of the Company shall be at the disposal of the Board, under its absolute discretion, at such times and for such consideration and upon such terms and conditions and for any reason, without limitation, but so that no shares shall be issued at a discount to par value. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders shall be a prerequisite to the issuance of any shares of any class or series of the preferred shares authorized by and complying with the conditions of the Memorandum and Articles of Association. The board may issue options, warrants, convertible securities or other similar nature securities.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors.  In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors.

Voting Rights. Subject to any special rights or restrictions as to voting attached to any shares, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. All votes at meetings of members shall be by way of poll. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Transfer of Ordinary Shares. Subject to these Articles, any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the NASDAQ or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or a central depository house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time. Our board of directors may, in its absolute discretion, and without assigning any reason, refuse to register any transfer of any ordinary share which is not fully paid up or upon which our company has a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) a fee of such maximum sum as the NASDAQ may determine to be payable or such lesser sum as the Board may from time to time require is paid to the Company in respect thereof; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is lodged at the Office or such other place at which the Register is kept in accordance with the Law or the Registration Office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and (d) if applicable, the instrument of transfer is duly and properly stamped.

If our directors refuse to register a transfer they shall, within one months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the NASDAQ to that effect, be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as our directors may determine.

Winding-Up/Liquidation. If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Law, pass a special resolution voluntarily winding up the company. Upon being appointed, a liquidator may do either or both of the following with the authority of a special resolution:

(a) divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b) vest the whole or any part of the assets in trustees for the benefit of shareholders as the liquidator thinks fit.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. We may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our Board of Directors.

Inspection of Books and Records. The accounting records shall be kept at the office or, at such other place or places as the board decides and shall always be open to inspection by the directors. No member, non-director, shall have any right of inspecting any accounting record or book or document of the company except as conferred by the law or authorized by the board or the members in general meeting.

Issuance of Additional Shares. Our Memorandum and Articles authorize our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent there are available authorized but unissued shares.

Our Memorandum and Articles also authorizes our Board of Directors to establish from time to time one or more series of preferred shares and to determine, subject to compliance with the variation of rights of shares provision in the Memorandum and Articles, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board of Directors may, issue preferred shares without action by our shareholders to the extent there are authorized but unissued shares available.

General Meetings of Shareholders and Shareholder Proposals.

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; however, our articles provide that the Company shall hold a general meeting as an annual general meeting in each year other than the year in which the Articles are adopted. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. Upon the written request of shareholders holding 20% or more of the issued share capital of the Company carrying the right to vote in respect of the matter for which the meeting is requisitioned, any one or more of the directors shall forthwith proceed to convene a meeting of shareholders. The written request of shareholders to requisition a meeting must state the objects of the meeting and must be signed by the shareholders requisitioning the meeting. The written request must be lodged at the principal place of business of the Company (with a copy to the registered office) and may be delivered in counterpart. If our board of directors do not within 21 calendar days, proceed to convene a meeting of shareholders within a further 21 days, the requisitionists, or any of them together holding at least half of the total voting rights of all of them may convene the general meeting but any meeting so convened shall not be held after the expiration of three months after the expiration of the second 21 calendar days.

At least ten (10) clear days’ notice of a meeting shall be given to shareholders entitled to attend and vote at such meeting where such meeting is convened by the directors.

Subject to the Cayman Companies Law, a general meeting may be convened on shorter notice, if

(a)	In the case of an annual general meeting, by all the Members entitled to attend and vote thereat; and

(b)	In the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent (95%) in nominal value of the issued shares giving that right.

The presence of one or more shareholders entitled to vote, whether in person or represented by proxy or (if a corporation) by its duly appointed representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting, shall constitute a quorum at a general meeting.

If, within 30 minutes (or such longer time not exceeding one hour as the chairman of the meeting may determine to wait) from the time appointed for the meeting a quorum is not present, the meeting, shall stand adjourned to the same day in the next week at the same time and place or to such other time and place as is determined by the directors and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the meeting shall be dissolved.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for fourteen days or more, at least seven (7) clear days’ notice of the adjourned meeting shall be given specifying the time and place of the adjourned meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting.

At any general meeting a resolution put to the vote of the meeting shall be decided by poll by the affirmative vote of the majority of issued shares held by persons present in person or by proxy at the meeting entitled to vote and each shareholder shall be entitled to one vote in respect of each fully paid share held. A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the facts without proof of the number or proportion of the votes recorded for or against the resolution.

In the case of an equality of votes, on a poll, the chairman of the meeting at shall be entitled to a second or casting vote in addition to any other votes he may have.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members are deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in, or omitted from, our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles require us to indemnify our officers and directors for actions, costs, charges, losses, damages, and expenses (“Indemnified Losses”) incurred in their capacities as such unless such Indemnified Losses arise from dishonesty or fraud of such directors or officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England.  In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders.  Set forth below is a summary of certain significant differences between the provisions of the Companies Law applicable to us and the comparable provisions of the laws applicable to companies incorporated in the State of Delaware and their shareholders.

Mergers and Similar Arrangements.  The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.  For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.  In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association.  The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger will be published in the Cayman Islands Gazette.  Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions.  Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose.  The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.  While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares affected (within four months after they marking the offer), the offeror may, within a two-month period commencing on the expiration of such four months period, require the holders of the remaining shares to transfer such shares on the terms of the offer.  An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder.  However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to apply and follow common law principles so that a non-controlling shareholder may be permitted to commence a class action against the company or a derivative action in the name of the company to challenge certain acts, including the following:

●	an act which is ultra vires the company or illegal and is therefore incapable of ratification by the shareholders;

●	an act which, although not ultra vires, could only be effected if duly authorized by a resolution with a qualified or special majority (i.e., more than a simple majority) that has not been obtained; and

●	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability.  Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles provide that our directors and officers shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.  This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.  In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.  Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders.  This duty has two components:  the duty of care and the duty of loyalty.  The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances.  Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.  The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation.  He or she must not use his or her corporate position for personal gain or advantage.  This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.  In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation.  However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.  Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party.  A director of a Cayman Islands company owes to the company a duty to act with skill and care.  It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience.  However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.  Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.  As permitted by Cayman Islands law, our Memorandum and Articles provide that the shareholders may not take any required or permitted action at any annual or extraordinary general meetings of the Company by written resolution without a meeting.

Shareholder Proposals.  Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents.  A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting.  However, these rights may be provided in a company’s articles of association.

Our Memorandum and Articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than twenty percent (20%) of the issued share capital of the Company as at that date carries the right of voting at general meetings of the Company, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings. However, our corporate governance guidelines require us to call such meetings every year. Cumulative Voting.  Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.  Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.  There are no prohibitions in relation to cumulative voting under Cayman Islands law, but Memorandum and Articles do not provide for cumulative voting.  As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law the office of director shall be vacated, if the director:

(a) resigns his office by notice in writing to the company

(b) becomes bankrupt or has a receiving order made against him or suspends payment or makes an arrangement or composition with his creditors generally;

(c) is found to be or becomes of unsound mind;

(d) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or;

(e) is prohibited from the law from being a Director; or

(f) ceases to be a Director by virtue of any provision of any Statutes or is removed from office pursuant to these Articles.

Transactions with Interested Shareholders.  The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder.  An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years.  This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally.  The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder.  This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute.  As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute.  However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.  Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation.  Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.  Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.  Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members.  The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands, our company may be dissolved, liquidated or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares.  Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.  Under our Memorandum and Articles, and as permitted by Cayman Islands law, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.  Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.  Under Cayman Islands law, our memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records.  Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.  However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association.  Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.  If our board of directors decides to issue these preference shares, the price of our ordinary share may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders.  There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.  In addition, there are no provisions in our Memorandum and Articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This summary is not intended to be, nor should it be construed as, legal or tax advice and is not exhaustive of all possible tax considerations. This summary also does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local, non-U.S., non-PRC, and non-Cayman Islands tax laws. Investors should consult their own tax advisors with respect to the tax consequences of the acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Happiness Biotech Group Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Fujian Happiness may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Risk Factors — Risk Factors Relating to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a PRC resident enterprise for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The SAT issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-PRC resident enterprise. Under SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate of less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-PRC resident enterprise, being the transferor, must report to the relevant tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698. See “Risk Factors — Risk Factors Relating to Doing Business in China — We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Tax Arrangement, where a Hong Kong resident enterprise which is considered a non-PRC tax resident enterprise directly holds at least 25% of a PRC enterprise, the withholding tax rate in respect of the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from a standard rate of 10%, subject to approval of the PRC local tax authority. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a resident enterprise of the counter-party to such Tax Arrangement should meet the following conditions, among others, in order to enjoy the reduced withholding tax under the Tax Arrangement: (i) it must directly own the required percentage of equity interests and voting rights in such PRC resident enterprise; and (ii) it should directly own such percentage in the PRC resident enterprise anytime in the 12 months prior to receiving the dividends. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), or the Administrative Measures, which became effective in October 2009, requires that the non-resident enterprises must obtain the approval from the relevant tax authority in order to enjoy the reduced withholding tax rate under the tax treaties. There are also other conditions for enjoying such reduced withholding tax rate according to other relevant tax rules and regulations. According to Circular 81, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

United States Federal Income Taxation

The following is a discussion of United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this report.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended March 31, 2020, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending March 31, 2021 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our shares or redeemable warrants and, in the case of our shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) such shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its shares or redeemable warrants; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the shares or warrants during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the shares or warrants).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares or redeemable warrants;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our shares by making a timely QEF election (or a QEF election along with a purging election, as described below). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its redeemable warrants. As a result, if a U.S. Holder sells or otherwise disposes of a redeemable warrant (other than upon exercise of the redeemable warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the redeemable warrants. If a U.S. Holder that exercises such redeemable warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the redeemable warrants), unless the U.S. Holder makes a purging election with respect to such shares. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares acquired upon the exercise of the redeemable warrants by the gain recognized and will also have a new holding period in such ordinary shares for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our shares and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale or other taxable disposition of our shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, the initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held shares or redeemable warrants while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years, unless such U.S. Holder made a purging election as described below. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that the U.S. Holder would otherwise recognize if the U.S. Holder had sold our shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held our ordinary shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its ordinary shares by the amount of the gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

If a U.S. Holder did not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period such U.S. Holder held our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to such U.S. Holder even if we cease to be a PFIC in a future year, unless such U.S. Holder makes a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, such U.S. Holder will have a new tax basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and tax holding period (which new holding period will begin the day after such last day) in such ordinary shares.

As an alternative to the QEF election, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares at the end of its taxable year over the adjusted tax basis in its shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its shares over the fair market value of its shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to our redeemable warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the NASDAQ Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are listed and traded on the NASDAQ Capital Market, we cannot guarantee that our shares will continue to be listed and traded on the NASDAQ Capital Market. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder otherwise were deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC, and we do not plan to make annual determinations or otherwise notify U.S. Holders of the PFIC status of any such lower-tier PFIC. There also is no assurance that we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our shares and redeemable warrants should consult their own tax advisors concerning the application of the PFIC rules to our shares and redeemable warrants under their particular circumstances.

Non-U.S. Holders

Dividends (including constructive dividends) paid or deemed paid to a Non-U.S. Holder in respect to our securities generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our securities unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of redeemable warrants, or the lapse of redeemable warrants held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of redeemable warrants by a U.S. Holder, as described under “ U.S. Holders — Exercise or Lapse of Redeemable Warrants ” above.

Backup Withholding and Information Reporting

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us on the World Wide Web at http://www.fjxfl.com. However, information contained on our website does not constitute a part of this annual report.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We deposit surplus funds with Chinese banks earning daily interest. We do not invest in any instruments for trading purposes. Most of our outstanding debt instruments carry loan prime rates plus basis points of interest. Our operations generally are not directly sensitive to fluctuations in interest rates and we currently do not have any long-term debt outstanding. Management monitors the banks’ prime rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average depreciation of the RMB against the U.S. dollar of 3.5% increased our comprehensive loss to $4.15 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of March 31, 2020. As of March 31, 2020. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

The value of RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, RMB has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in RMB exchange rate and lessen intervention in the foreign exchange market.

Inflation

Inflationary factors such as increases in the cost of our product and overhead costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of net revenues if the selling prices of our products do not increase with these increased costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2020, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of March 31, 2020 due to the following material weaknesses:

●	We had insufficient financial reporting and accounting with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements;

●	We did not have proper procedures in place to identify certain related party transaction;

A material weakness is a deficiency, or a combination of deficiencies, within the meaning of PCAOB Auditing Standard AS 2201, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We plan to address the weaknesses identified above by implementing the following measures:

(1)	recruiting qualified professionals with appropriate levels of knowledge and experience to assist in resolving accounting issues in non-routine or complex transactions;

(2)	investing in technology infrastructure to support our financial reporting function;

(3)	improving the communication between management, board of directors and chief financial officer; and

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. John Levy is an independent director as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://www.fjxfl.com.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Briggs & Veselka Co. (“B&V”) (our independent registered public accounting firm), we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Year Ended March 31, 2020	Year Ended March 31, 2019

Audit fees(1)	$181,000	$192,593
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$181,000	$192,593

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.
(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results for the years ended March 31, 2020 and 2019 of Happiness Biotech Group Limited.

HAPPINESS BIOTECH GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Happiness Biotech Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Happiness Biotech Group Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Briggs & Veselka Co.

Houston, Texas

We have served as the Company’s auditor since 2018.

July 24, 2020

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of March 31,	As of March 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$33,654,765	$14,800,772
Accounts receivable	30,036,448	32,011,536
Inventories	2,029,406	1,970,735
Prepaid expenses and other current assets	4,264,130	6,057,216
Total current assets	69,984,749	54,840,259

Property, plant and equipment, net	7,896,501	7,807,045
Land use rights, net	719,722	774,374
Other assets	6,496,501	2,257,370
TOTAL ASSETS	$85,097,473	$65,679,048

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,549,255	$1,664,002
Other payables and accrued liabilities	512,249	1,117,661
Due to related parties	844,716	-
Income tax payable	568,830	942,160
Short-term bank borrowings	2,032,434	1,039,578
TOTAL LIABILITIES	5,507,484	4,763,401

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 90,000,000 shares authorized, 25,000,000 and 23,000,000 shares issued and outstanding, respectively	12,500	11,500
Preferred shares, $0.0005 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	15,044,002	5,702,663
Statutory surplus reserve	2,064,096	2,064,096
Retained earnings	66,623,204	53,935,169
Accumulated other comprehensive loss	(4,153,813)	(797,781)
Total shareholders’ equity	79,589,989	60,915,647

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$85,097,473	$65,679,048

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the years ended March 31,
	2020	2019
Revenues	65,061,953	63,936,185
Cost of revenues	(34,642,649)	(31,689,117)
Gross profit	30,419,304	32,247,068

Operating expenses:
Selling and marketing	9,179,160	6,291,228
General and administrative	3,482,459	1,951,259
Research and development	2,358,968	2,161,708
Total operating expenses	15,020,587	10,404,195

Operating income	15,398,717	21,842,873

Other income (expenses):
Interest income	74,929	42,038
Interest expense	(98,086)	(83,549)
Other income	156,562	103,771
Total other income	133,405	62,260

Income before income taxes	15,532,122	21,905,133

Income tax provision	(2,844,087)	(3,183,154)

Net income	12,688,035	18,721,979

Other comprehensive income :
Foreign currency translation adjustments	(3,356,032)	(2,985,586)
Comprehensive income	$9,332,003	$15,736,393

Basic and diluted earnings per ordinary share
Basic and diluted	$0.53	$0.81
Weighted average number of ordinary shares outstanding
Basic and diluted	23,843,836	23,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(IN U.S. DOLLARS)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity

Balance at March 31, 2018	23,000,000	$11,500	$5,075,035	$2,008,019	$35,269,267	$2,187,805	$44,551,626

Capital contributions	-	-	627,628	-	-	-	627,628
Net income	-	-	-	-	18,721,979	-	18,721,979
Statutory reserve	-	-	-	56,077	(56,077)	-	-
Foreign currency translation adjustments	-	-	-	-	-	(2,985,586)	(2,985,586)
Balance at March 31, 2019	23,000,000	$11,500	$5,702,663	$2,064,096	$53,935,169	$(797,781)	$60,915,647

Ordinary shares issue for cash	2,000,000	1,000	9,341,339	-	-	-	9,342,339
Net income	-	-	-	-	12,688,035	-	12,688,035
Foreign currency translation adjustments	-	-	-	-	-	(3,356,032)	(3,356,032)
Balance at March 31, 2020	25,000,000	$12,500	15,044,002	2,064,096	66,623,204	(4,153,813)	79,589,989

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2020	2019
Cash Flows from Operating Activities:
Net income	$12,688,035	$18,721,979
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	690,749	699,538
Inventory write-downs	117,753	-
Loss (gain) on disposal of equipment	38	(3,155)

Changes in operating assets and liabilities:
Accounts receivable	393,143	(1,601,202)
Other receivables	-	3,714
Inventories	(276,909)	148,388
Prepaid expenses	1,525,053	(6,025,735)
Other assets	(4,402,208)	(2,257,979)
Accounts payable	(32,722)	(3,378,079)
Other payables and accrued liabilities	(559,496)	61,303
Due to related parties	966,589	-
Income taxes payable	(332,182)	176,107
Net cash provided by operating activities	10,777,843	6,544,879

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(1,159,355)	(283,100)
Proceeds from disposal of equipment	-	5,942
Net cash used in investing activities	(1,159,355)	(277,158)

Cash Flows from Financing Activities:
Ordinary shares issue for cash	9,342,339	627,628
Proceeds from short-term loans	3,129,711	1,396,382
Repayments on short-term loans	(2,067,332)	(1,752,905)
Net cash provided by financing activities	10,404,718	271,105

Effect of exchange rate changes on cash and cash equivalents	(1,169,213)	(622,883)

Net increase in cash and cash equivalents	18,853,993	5,915,943
Cash and cash equivalents at the beginning of year	14,800,772	8,884,829

Cash and cash equivalents at the end of year	$33,654,765	$14,800,772

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$3,176,269	$3,007,047
Cash paid for interest expense	98,086	83,549

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Happiness Biotech Group Limited (“Happiness Biotech” or “the Company”) is a holding company incorporated on February 13, 2018 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Biotech Group Limited (“Happiness Hong Kong”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Nanping) Biotech Co., Ltd (“Happiness Nanping”). Happiness Nanping is a holding company of all of the equity or ownership of Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”) a limited liability company established under the laws of the People’s Republic of China (“PRC”) on November 19, 2004. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”).Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China.

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

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 100,000,000 ordinary shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. As of March 31, 2019, the Company has 23,000,000 ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

Initial Public Offering

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share (“Ordinary Shares”) at an offering price of $5.50 per share for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $9,342,339 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters, Univest Securities, LLC as the Underwriter Representative, an option for a period of 45 days after the closing of the initial public offering to purchase up to 15% of the total number of the Company’s Ordinary Shares to be offered by the Company pursuant to the initial public offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount.

During the reporting periods, the Company has two operating subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities

Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	Incorporated on November 19, 2004	PRC	RMB 25,755,000	100% by Happiness Nanping	Research, development, production and selling of nutraceutical and dietary supplements

Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”)	Incorporated on May19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Happiness Biotech Group Limited and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation.

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined using the weighted-average method. In addition to cost of raw materials, work in progress and finished goods include direct labor costs and overheads. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or market value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than the forecasted demand, additional inventory write-downs may be required.

Property and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful Lives
Buildings	20 years
Machinery	10 years
Furniture, fixture and electronic equipment	3-10 years
Vehicles	4 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

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

Impairment of Long-lived Assets

The Company reviews long-lived assets, including definitive-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2020 and 2019.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, and income taxes payable and to approximate the fair value of the respective assets and liabilities at March 31, 2020 and 2019 based upon the short-term nature of the assets and liabilities.

Revenue Recognition

The Company generates its revenue mainly from sales of nutraceutical and dietary supplements made of Ganoderma spore powder and others. The Company’s revenue recognition policies were in compliance with ASC 605, Revenue Recognition, for the period prior to April 1, 2019. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year. The transportation fee is borne by the customers in the condition of products return. There were no products return incurred for the years ended March 31, 2020 and 2019.

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

The Company adopted Topic 606 as of April 1, 2019 using the modified retrospective transition method, the Company recognizes the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings; however, no adjustment was required as a result of adopting the new revenue standard.  Results for reporting periods beginning after April 1, 2019 are presented under the new standard. The comparative information has not been restated and continues to be reported under the historic accounting standards in effect for those periods.  The Company does not expect any impact to its net income from the adoption of ASU 2014-09 on an ongoing basis.

The Company’s revenue consists of sales under two contract types, one for traditional revenue model and one for experience store model.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC.

The following table presents an overview of our sales from our product lines for the years ended March 31, 2020 and 2019:

	For the years ended March 31,
	2020	2019
Lucidum spore powder products	$28,233,256	$19,886,508
Cordyceps mycelia products	8,854,717	10,883,298
Ejiao solution products	6,266,098	9,583,260
Vitamins and dietary supplements products	6,235,541	8,616,318
American ginseng products	3,921,671	4,912,011
Others	11, 550,670	10,054,790
Total	$65,061,953	$63,936,185

The following table presents an overview of revenues from our sales models for the years ended March 31, 2020 and 2019:

	For the years ended March 31,
	2020	2019
Traditional distribution model	$38,263,069	$39,424,118
Regional distributors	29,986,045	32,934,385
Chain drugstores, malls and supermarkets	8,277,024	6,489,733

Experience store model	26,798,884	24,512,067
Total revenues	$65,061,953	$63,936,185

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts. For the years ended March 31, 2020 and 2019, the Company recognized government grants of $162,268 and $146,992, respectively, for the government support of the Company’s research and development activities and patent applications. The government grants were recorded as other income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services, raw materials, and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred as selling and marketing expense. Shipping and handling costs were $1,869,505 and $1,841,312 for the years ended March 31, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $3,856,921 and $3,217,096 for the years ended March 31, 2020 and 2019, respectively.

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2020 and 2019.

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

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. Under applicable PRC regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

As of March 31, 2020, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 454.5 million (US$67.6 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the value added tax (“VAT”) for selling merchandise. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018 and before April 1, 2019, the Company is subject to a VAT rate of 16%. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law.

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

	March 31,2020	March 31,2019
Period-end spot rate	US$1=RMB 7.0851 Yuan	US$1=RMB 6.7335 Yuan
Average rate	US$1=RMB 6.9655 Yuan	US$1=RMB 6.7317 Yuan

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of income and comprehensive income.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As at March 31, 2020 and 2019, cash and cash equivalents of $33,430,403 (RMB 236,857,749 Yuan) and $14,800,772 (RMB 99,661,001 Yuan), respectively, is denominated in RMB and is held in PRC.

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

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (the “FASB”) issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is a comprehensive revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfil a contract. In August 2015, the Financial Accounting Standards Board issued ASU No. 2015-14, “Revenue from Contracts with Customers (Topic 606),” which delayed the effective date of ASU 2014-09 by one year. In addition, between March 2016 and December 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations (Reporting revenue gross versus net)” (“ASU 2016-08”), ASU No. 2016-10, “Identifying Performance Obligations and Licensing” (“ASU 2016-10”), ASU No. 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients” (“ASU 2016-12”), and ASU No. 2016- 20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”). ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 clarify certain aspects of ASU 2014-09 and provide additional implementation guidance. ASU 2014-09, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20 (collectively, “ASC 606”) became effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017 for public companies. The effective date for all other entities is one year later than this (i.e., December 15, 2018). Entities are permitted to adopt ASC 606 using one of two methods: (a) full retrospective adoption, meaning the standard is applied to all periods presented, or (b) modified retrospective adoption, meaning the cumulative effect of applying the new standard is recognized as an adjustment to the opening retained earnings balance.

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

The Company has adopted the new revenue standard on April 1, 2019, the effective date applicable to non-issuers using the modified retrospective method. The adoption of this guidance did not have material impact on the Company’s revenue recognition practices, financial positions, results of operations or cash flows. The new standard requires the Company to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company adopted ASU 2017-01 on April 1, 2019 and this update does not have a material impact on the Company’s consolidated financial position, results of operations and cash flows.

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

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. In May 2020, the FASB issued ASC 2020-05 to defer the effective date for non-issuer entities that have not yet issued their financial statements reflecting the adoption of leases; the amended effective date non-issuer entities is for fiscal years beginning after December 15, 2021.

The Company as an “emerging growth company” has elected to adopt the new lease standard as of the effective date applicable to non-issuers and will adopt the new lease standard on April 1, 2022 using the modified retrospective method. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. The Company does not expect this update will have a material impact on the Company’s consolidated financial position, results of operations and cash flow.

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

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2020 and 2019:

	As of March 31,	As of March 31,
	2020	2019
Accounts receivable, gross	$30,036,448	$32,011,536
Less: allowance for doubtful accounts	-	-
Accounts receivable	$30,036,448	$32,011,536

The Company recorded no allowance for doubtful accounts as of March 31, 2020 and 2019. The Company gives its customers credit period of 180 days and continually assesses the recoverability of uncollected accounts receivable. As of March 31, 2020 and 2019, the balances of the Company’s accounts receivable are all due within 1 year. The Company believes the balances of its accounts receivable are fully recoverable as of March 31, 2020.

NOTE 4 – INVENTORIES

Inventories consisted of the following as of March 31, 2020 and 2019:

	As of March 31,	As of March 31,
	2020	2019
Raw materials	$1,647,667	$1,696,353
Work in process	-	40,143
Finished goods	381,739	234,239
Total	$2,029,406	$1,970,735

No lower of cost or net realizable value adjustment was recorded as of March 31, 2020 and 2019, respectively.

There were no write-downs recognized of inventories for the year ended March 31, 2019. The inventory write-downs for the year ended March 31, 2020 was $117,753.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of March 31, 2020 and 2019:

	As of March 31,	As of March 31,
	2020	2019
Prepayments to suppliers	$3,564,705	$5,940,447
Other current assets	699,425	116,769
Total	$4,264,130	$6,057,216

In March 2019, the Company prepaid $5,940,447 (RMB 40 million) to Shandong Guanxian Lingzhibao Biological Co., Ltd. (Guanxian Lingzhibao) to purchase certain materials that the Company uses in its products. The prepayment was an initial deposit for the purchase in order to secure the quantities Guanxian Linzhibao produces. The prepayment the Company made is fully refundable in condition of failure of supply caused by Guanxian Lingzhibao. As of March 31, 2020, $79,069 (approximately RMB 0.6 million) prepayments to Guanxian Lingzhibao remained outstanding.

As of March 31, 2020, the prepayments to suppliers also include prepayments of approximately $2.8 million (approximately RMB 19.7 million) to one Southeast Asia trading company for cubilose raw material and approximately $0.72 million (approximately RMB 5.0 million) for lucidum spore powder raw materials.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of March 31, 2020 and 2019:

	As of March 31,	As of March 31,
	2020	2019
Buildings	$9,590,058	$9,273,325
Machinery	2,339,879	2,150,738
Furniture, fixture and electronic equipment	163,819	172,552
Vehicles	131,381	68,360
Total property plant and equipment, at cost	12,225,137	11,664,975
Less: accumulated depreciation	(4,328,636)	(3,857,930)
Property, plant and equipment, net	$7,896,501	$7,807,045

As of March 31, 2020 and 2019, the Company pledged its building with a carrying value of approximately $5.1 million and $3.1 million, respectively, as the collateral for short-term bank loans (see Note 9).

Depreciation expense was $674,247 and $682,462 for the years ended March 31, 2020 and 2019, respectively. Depreciation allocated as manufacturing overhead to inventories was $555,636 and $568,017 for the years ended March 31, 2020 and 2019, respectively.

NOTE 7 – LAND USE RIGHTS

	As of March 31,	As of March 31,
	2020	2019
Land use rights, cost	$811,194	$853,552
Less: accumulated amortization	(91,472)	(79,178)
Land use rights, net	$719,722	$774,374

As of March 31, 2020 and 2019, the Company pledged its land use right on its land with a carrying value of $719,722 (29,720 square meters) and $95,540 (12,120 square meters), respectively, as the collateral for a short-term bank loans (see Note 9).

Amortization expense was $16,502 and $17,076 for the years ended March 31, 2020 and 2019, respectively.

Estimated future amortization expense is as follows as of March 31, 2020:

Years ending March 31,	Amortization expense

2021	$16,502
2022	16,502
2023	16,502
2024	16,502
2025	16,502
Thereafter	637,212
$719,722

NOTE 8 – OTHER ASSETS

Other assets consisted of the following as of March 31, 2020 and 2019:

	As of March 31,	As of March 31,
	2020	2019
Prepayments for advertising or marketing	$6,200,104	$1,856,390
Prepayment of celebrity endorsement fee	296,397	400,980
Total	$6,496,501	$2,257,370

The Company entered into several agreements with 45 exclusive distributors to provide subsidy of $141,141 (RMB 1 million) to each exclusive distributor for advertising and marketing. The prepayments were amortized within the contract periods of 3 years. In order to promote the culture of Chinese medicine and to seek for opportunities to export traditional Chinese herbal products to overseas health care and wellness market, the Company entered into a business development cooperation agreement with a service company located in the U.S. The agreement has a 3-year term for a total of $1,600,000. The service provider will provide market channel and advertisement supports to the Company.

In October 2018, the Company paid a celebrity endorsement fee of $445,533 (RMB 3 million). The celebrity endorsement contract is for a period of 5 years.

NOTE 9 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following as of March 31, 2020 and 2019:

	As of March 31,	As of March 31,
	2020	2019
Industrial Bank Co., Ltd	$987,989	$1,039,578
Postal Saving Bank of China	1,044,445	-
Total	$2,032,434	$1,039,578

On May 4, 2018, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,039,578 (RMB 7 million Yuan) as working capital for one year with due date on April 21, 2019. The loan bears a fixed interest rate of 1-year Loan Prime Rate (“LPR”) +2.19% on the date of drawing per annum. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang, Mr. Xianfu Wang, and Mrs. Yanying Lin. Based on guarantee contract the maximum guaranteed amount was RMB 7 million Yuan. The Company also pledged its building and land use rights as collaterals. Based on the pledge agreement, the maximum pledged amount was RMB 17.4 million Yuan. There were no loan guarantee fees paid to the personal guarantors. In April 2019, Fujian Happiness renewed the loan agreement with Industrial Bank Co. Ltd for $987,989 (RMB 7,000,000) bearing interest rate at LPR plus 1.69% per annum, payable monthly. The loan was expired in April 2020. The Company signed three term loans in 2020 to replace this bank loan.

On June 24, 2019, the Company entered into a loan facility framework agreement with Postal Saving Bank of China. The agreement allows the Company to access a total borrowing of approximately $3.4 million (RMB 24.4 million Yuan) for short-term loans. The loan facility agreement is valid until June 23, 2025 and subject to renewal. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang and Happiness Nanping. The Company also pledged its building and land use right as collaterals. Pursuant to the loan facility agreement with Postal Saving Bank of China, which is valid from June 24, 2019 to June 23, 2025, on June 28, 2019 and August 1, 2019, the Company entered into a loan agreement of RMB 4.0 million Yuan and RMB 3.4 million Yuan with Postal Saving Bank of China as working capital for one year, respectively. The loans bear a fixed interest rate of 5.66%; and the Company repaid both loans in full during the fiscal year. Additionally, on January 15, 2020 and February 6, 2020, the Company entered into a loan agreement of $846,848 (RMB 6.0 million) and $197,597 (RMB 1.4 million) short-term loans bearing fixed interest rate of 4.35%, which will be due on January 14, 2021 and February 5, 2021, respectively.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of March 31,	As of March 31,
	2020	2019
Buildings, net	$5,079,080	$3,069,599
Land use rights, net	719,722	95,540
Total	$5,798,802	$3,165,139

For the years ended March 31, 2020 and 2019, interest expense on all short-term bank loans amounted to $98,086 and $83,549, respectively.

NOTE 10 – AMOUNTS DUE TO RELATED PARTY

As of March 31, 2020, $844,716 due to related party were payables due to Xuezhu Wang, CEO of the Company, for the payment of expenses on behalf of the Company.

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

In May 2018, the Company received $627,628 (RMB 4,000,000 Yuan) from two investors into Fujian Happiness.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 100,000,000 ordinary shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share (“Ordinary Shares”) at an offering price of $5.50 per share for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $9,342,339 after deducting underwriting discounts and commissions and offering expenses.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2019, $56,077 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve reached 50% of its registered capital. In 2020, no statutory surplus was appropriated. The reserved amounts as determined pursuant to PRC statutory laws totalled $2,064,096 as of March 31, 2020 and 2019.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory surplus reserves of the Company in PRC totalling $7,778,259 as of March 31, 2020 and 2019.

As of March 31, 2020, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 454.5 million (US$67.6 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time.

Options

In October 2019, the Company granted its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to 15% of the total number of the Company’s Ordinary Shares to be offered by the Company pursuant to the offering (excluding shares subject to this option), solely for the purpose of covering overallotments, at the initial public offering price less the underwriting discount. These options expired and unexercised in 2020.

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Days	Intrinsic Value
Options Outstanding as of March 31, 2019	-	$-	-	$-
Options Exercisable as of March 31, 2019	-	$-	-
Options granted	300,000	5.12	45	-
Options forfeited	-	-	-	-
Options expired	(300,000)	5.12	45	-

Options Outstanding as of March 31, 2020	-	$-	-	$-
Options Exercisable as of March 31, 2020	-	$-	-	$-

Warrants

In October 2019, the Company granted to the underwriters warrants to purchase up to a total of 184,000 ordinary shares (equal to 8% of the aggregate number of ordinary shares sold in the offering, if over-allotment shares are placed by the underwriters. Without over-allotment share issuance, a total of 160,000 warrants will be granted). The warrants will be exercisable at an exercise price equal to one hundred twenty percent (120%) of the offering price, in whole or in parts, at any time from issuance and expire five (5) years from the effective date of the offering.

The Company’s outstanding and exercisable warrants as of March 31, 2020 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2019	-	$-	-	$-
Warrants granted	160,000	$6.60	5.0	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-

NOTE 12 – TAXES

(a) Corporate Income Taxes (“CIT”)

The Company was incorporated in the Cayman Islands and is not subject to tax on income or capital gain under the laws of the Cayman Islands.

Happiness Hong Kong was incorporated in Hong Kong and is subject to a statutory income tax rate of 16.5%.

Under the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008, both domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25% while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Fujian Happiness, the Company’s main operating entity in PRC, was approved as HNTEs and is entitled to a reduced income tax rate of 15% from December 2019 to December 2022.

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2020 and 2019, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2020.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended March 31,
	2020	2019
PRC statutory income tax rate	25%	25%
Effect of PRC preferential tax rate	(10)%	(10)%
Effect of other deductible expenses	3.3%	(0.5)%
Total	18.3%	14.5%

The provision for income tax consisted of the following:

	For the years ended March 31,
	2020	2019
Current income tax provision	$2,844,087	$3,183,154
Deferred income tax provision	-	-
Total	$2,844,087	$3,183,154

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded no deferred tax assets and liabilities as of March 31, 2020 and 2019, as there were no material temporary difference between the carrying amounts of assets and liabilities.

(b) Taxes Payable

The Company’s taxes payable as of March 31, 2020 and 2019 consisted of the following:

	As of March 31,	As of March 31,
	2020	2019
Income tax payable	$568,830	$942,160
VAT payable	109,414	522,335
Other tax payables (other payables and accrued liabilities)	18,408	68,655
Total	$696,652	$1,533,150

NOTE 13 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2020 and 2019, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2020 and 2019, Company has no pending legal proceedings.

NOTE 14 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the years ended March 31, 2020 and 2019, no individual customer accounted for more than 10% of the Company’s total revenues. As of March 31, 2020 and 2019, no individual customer accounted for more than 10% of the total outstanding accounts receivable balance.

For the years ended March 31, 2020 and 2019, the Company purchased a substantial portion of raw materials from one third-party supplier (16.67% of total raw materials purchase of the year ended March 31, 2020). As of March 31, 2020, the amounts due to this vendor was $-0-. For the year ended March 31, 2019, the Company purchased a substantial portion of raw materials from two third-party suppliers (12.7% and 11.7% of total purchase of the year ended March 31, 2019, respectively). As of March 31, 2019, the amounts due to the two vendors were $384,547 and $129,984, respectively. The Company believes there are numerous other suppliers that could be substituted should this supplier become unavailable or non-competitive.

NOTE 15 – SUBSEQUENT EVENTS

In April 2020, Fujian Happiness Medical Equipment Co. Ltd (“Happiness Medical”) was set up by Fujian Happiness Biotech Co., Ltd, which holds 51% of equity interest in Happiness Medical and Mr. ZhiHui Zhen who holds 49%. The registered capital of Happiness Medical is RMB 10 million. Happiness Medical started to produce facial masks at first and then expanded business scopes to include the manufacture and sale of face shields, glass shields, medical gloves and sanitary products. As of the date of this report, the Company has contributed RMB 500,000 to the Happiness Medical.

On April 19, 2019, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow RMB 7 million Yuan as working capital for one year with due date in April 2020. In April 2020, Fujian Happiness renewed this RMB 7 million Yuan loan with three separate loan agreements with Industrial Bank Co. Ltd for a total amount of RMB 7,000,000 bearing interest rate at LPR plus 1.45% per annum, payable monthly. Mr. Xuezhu Wang, Mr. Xianfu Wang and Ms. Yanying Lin personally guaranteed these loans. All term loans have a one-year life and are due in April 2021.

On April 7, 2020, Fujian Happiness Biotech Co., Ltd entered into an agreement due in May 2021 with Postal Saving Bank of China that provided for a RMB 3,000,000 one-year term loan bearing interest at LPR Index plus 0.2% per annum (LPR 4.2 % in April 2020) payable monthly, with a revolving credit facility clause in this contract. Fujian Happiness Biotech Co., Ltd withdrew proceeds of a RMB 1.7 million under this credit facility on April 7, 2020 and may drawdown another RMB 1.3 million within loan tenor period.

COVID-19 Pandemic

The outbreak of COVID-19 began in January 2020 and was quickly declared as a Public Health Emergency of International Concern and subsequently a pandemic by the World Health Organization. A series of prevention and control measures including quarantines, travel restrictions, and the temporary closure of facilities were implemented across the country.

The Company was impacted by the COVID-19 pandemic in many ways, including the plump of closures of experience stores, diving sales by distribution channels, and shut down or partly shut down of production facilities for around three months. As a result, revenue dropped by approximately 50% for the three months ended on March 31, 2020, compared with the revenue of the same period in 2019. In addition, the planting and harvesting of Cordyceps mylitaris ceased for three months, so an inventory loss was recorded.

Despite the fact that China has largely brought the pandemic under control, there is still a high degree of uncertainty as to how the pandemic will evolve going forward. A new outbreak in China could cause new disruptions of our production, distribution and sales, and have an adverse impact on our business, financial condition and results of operations for the remainder of the fiscal year ending March 31, 2021, which cannot be reasonably estimated at the current stage. We will regularly assess its business conditions and adopt measures to mitigate any new impact of the ongoing pandemic.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 4, 2019
1.2	Restate and Amended Memorandum and Articles of Association	F-1	3.2	March 28, 2019
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Employment Agreement by and between CFO Jiong Bian and the Company dated August 26, 2018	F-1	10.4	March 28, 2019
8.1	List of Subsidiaries	F-1	21.1	March 28, 2019
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Furnished herewith
101.INS	XBRL Instance Document				X
101.SCH	XBRL Taxonomy Extension Schema Document				X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				X

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 24, 2020	HAPPINESS BIOTECH GROUP LIMITED

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer (principal executive officer)