Form 20-F
period 2021-03-31
Happiness Biotech Group Ltd
filed 2021-08-02
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 2, 2021 was 31,953,025 ordinary shares, par value $0.0005 per share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Fujian Happiness” is to Fujian Happiness Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Nanping;

●	“Shunchang Happiness” is to Shunchang Happiness Nutraceutical Co., Ltd, a 100% subsidiary of “Fujian Happiness”

●	“HAPP,” “Happiness Biotech,” “we,” “us,” “our company” and “our” refer to Happiness Biotech Group Limited, an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

●	“Happiness Hong Kong” refers to Happiness Biology Technology Group Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Happiness Biotech;

●	“Happiness Nanping” refers to Happiness (Nanping) Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Hong Kong;

●	“Happy Buy” refers to Happy Buy (Fujian) Internet Technology Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Nanping;

●	“Happy Unicorn” refers to Happy Unicorn (Fujian) Network Technology Co., Limited, a 51% subsidiary controlled by Happy Buy;

●	“Hangzhou C'est la vie” refers to Hangzhou C’est La Vie Interactive Technology Co., Limited, a limited liability company organized under the laws of the PRC and 51% of its equity interests are owned by Happy Buy;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“Shares,” “shares,” or “ordinary shares” refers to the ordinary shares, par value $0.0005, of Happiness Biotech; and

●	“Taochejun,” refers Taochejun (Fujian) Auto Sales Co., Limited., a 51% subsidiary controlled by Happiness Nanping; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

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

The following table presents the selected consolidated financial information of our company. The selected consolidated financial data present the results for the three fiscal years ended and as of March 31, 2021, 2020, and 2019. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in this Form 20-F.

	As of and For the Years Ended March 31,
	2021	2020	2019
Statement of Income Data
Revenues	$71,484,703	$65,061,953	$63,936,185
Cost of Revenues	$53,309,102	$34,642,649	$31,689,117
Gross Profit	$18,175,601	$30,419,304	$32,247,068
Operating income	$1,525,716	$15,398,717	$21,842,873
Net Income	$691,956	$12,688,035	$18,721,979
Comprehensive Income	$3,932,148	$9,332,003	$15,736,393
Earnings per share – basic and diluted	$0.03	$0.53	$0.81
Weighted average shares – basic and diluted	$26,160,270	$23,843,836	$23,000,000

Balance Sheet Data
Working Capital	$79,989,989	$64,477,265	$50,076,858
Total Assets	$112,744,685	$85,097,473	$65,679,048
Total Liabilities	$15,107,629	$5,507,484	$4,763,401
Total Equity	$97,637,056	$79,589,989	$60,915,647

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Summary of Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include but not limited to the following:

Risk factors relating to our business include but not limited to the following:

●	We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events
●	Our failure to compete effectively could adversely affect our market share, revenues and growth prospects.
●	Any disruption in the supply chain of suppliers for and our dietary supplement products and our e-commerce solutions services could adversely impact our ability to produce products and deliver services.
●	We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.
●	If we fail to increase our brands’ recognition, we may face difficulty in obtaining new customers.
●	If we are unable to provide superior user experience, we may not be able to maintain or grow our user base or keep our users highly engaged.
●	If we fail to renew our Food Production License and registration of our nutraceutical and dietary supplements products, we may receive fines or even sanctions which may prohibit us from production.
●	We rely on China’s automotive industry for our net revenues and future growth, the prospects of which are subject to many uncertainties, including government regulations and policies.

Risk factors relating to doing business in China include but not limited to the following:

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in.
●	Our subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors.
●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.
●	Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC.
●	We are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.
●	The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation.
●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.
●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries.
●	Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it.
●	Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms.
●	We are subject to the risks relating to the restrictions on paying dividends or making other payments to us by our subsidiaries in China.

Risk factors relating to our Ordinary Shares include but not limited to the following:

●	Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims and limit shareholders’ ability to bring claims.
●	Certain judgments obtained against us by our shareholders may not be enforceable.
●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
●	We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.
●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards.
●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.
●	We may be exposed to potential risks relating to our internal controls over financial reporting.
●	The relative lack of public company experience of our management team may put us at a competitive disadvantage.
●	Our ordinary shares are very thinly traded, and there can be no assurance that there will be an active market for our ordinary shares in the future.

Risks related to Our Business

We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events, all of which could result in adverse effects to our business and financial performance.

The occurrence of one or more natural disasters, such as hurricanes, fires, floods and earthquakes (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, could adversely affect our operations and financial performance.

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Many businesses and social activities in China and other countries and regions have been disrupted, including those of our business partners, customers and employees. This global outbreak has also caused volatilities in and damage to the global financial markets. Such disruption and the potential slowdown of the world’s economy in 2020 and beyond could have a material adverse effect on our results of operations and financial condition.

In particular, the Chinese government took a number of actions in order to contain the spread of COVID-19, including mandatory quarantine requirements, shutdown of schools, travel restrictions, prohibition of public gatherings and postponed resumption of business operations. More specifically, the COVID-19 has negatively affected our business and operations in many ways, including the plump closures of experience stores, diving sales in our distribution channels of dietary supplement products, and shut down of production facilities for a period of approximately three months in 2020. And due to the continual impact of COVID-19 to our experience stores, we closed certain stores in 2021. Our logistics was also heavily influenced due to travel restrictions among different cities and provinces in China, which also caused the delay of our employees to be back at our offices and workshops. As a result, our revenue of the three months ended March 31, 2020 dropped by approximately 14.1% compared with the revenue for the same period in 2019.

In the year ended March 31, 2021, our revenue grown 9.9% compared with that in the year ended March 31, 2020. Many of the quarantine measures within China have been relaxed as of the date of this annual report, however, relaxation of restrictions on economic and social activities may lead to new cases. There has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected. While the potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

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

An increase in the price and shortage of supply of key raw materials of our dietary supplement products could adversely affect our business.

Our dietary supplement products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, it could result in a significant increase in our production. Raw material prices may increase in the future and we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. Events such as the threat of political or social unrest, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on our suppliers’ ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales.

Any disruption in the supply chain of suppliers for and our dietary supplement products and our e-commerce solutions services could adversely impact our ability to produce products and deliver services.

As to the dietary supplement products we manufacture and the services we provided, we must manage our supply chain for raw materials and delivery of dietary supplement our products. Our top five suppliers provided approximately 43.0% of the sourcing of the supplies for our business for the year ended March 31, 2021.

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

Our success is, to a certain extent, attributable to the management, sales and marketing, and research and development expertise of key personnel. We are dependent upon the services of experienced personal and technicians, there can be no assurance that we will be able to recruit and retain qualified management team and skillful   labor, due to labor market competition. The loss of these officers could have a material adverse effect upon our business, financial condition, and results of operations.

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

If we fail to increase our brands’ recognition, we may face difficulty in obtaining new customers.

Although our brand of “Happiness” is well-recognized in the dietary supplement industry, we still believe that maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. We are also working to promote our brands of “Happy Buy” and “Taochejun” in the e-commerce solutions and automobile sales industries, respectively. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

If we are unable to provide superior user experience, we may not be able to maintain or grow our customer base or keep our customers highly engaged. As a result, our revenues, profitability and business prospects may be materially and adversely affected.

The success of our business largely depends on our ability to provide superior user experience in order to maintain and grow our user base and keep our customers highly engaged on our online platform, which in turn depends on a variety of factors. These factors include our ability to continue to offer attractive and relevant content in engaging formats, source quality merchants to respond to user demands and preferences, maintain the quality of our products and services, provide reliable and user-friendly features for our users to browse for content and products, and provide high-quality customer service. If our users are not satisfied with our content, products or services, or our platform is severely interrupted or otherwise fail to meet our users’ requests, our reputation and user loyalty could be adversely affected.

In addition, if users cannot obtain satisfactory customer services after they purchase products with us, our brand and user loyalty may be adversely affected. Any negative publicity or poor feedback regarding our customer service may harm our brand and reputation and in turn cause us to lose users and market share.

As a result, if we are unable to continue to maintain our user experience and provide high-quality customer service, we may not be able to retain or attract users or keep them highly engaged with the content and products we offer on our platform, which may have a material adverse effect on our business, financial condition and results of operations.

If our dietary supplement products do not have the effects intended or cause undesirable side effects, our business may suffer.

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

Our dietary supplement business is subject to inherent risks relating to product liability and personal injury claims.

As a manufacturer of dietary supplement products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. We may also be obligated to recall affected products. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation as well as our brand name may also suffer. We, like many other similar companies in China, do not carry product liability insurance. As a result, any imposition of product liability could materially harm our business, financial condition and results of operations. In addition, we do not have any business interruption insurance due to the limited coverage of any available business interruption insurance in China, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

If we fail to renew our Food Production License and registration of our nutraceutical and dietary supplements products, we may receive fines or even sanctions which may prohibit us from production.

The Food Safety Law of PRC, which was amended on April 24, 2015 and became effective on October 1 2015, requires the producers and business operators of dietary supplements to obtain licensing and to carry out production and operation in accordance with food safety standards. On February 26, 2016, CFDA promulgated the Administrative Measures for the Registration and Record-filing of Dietary Supplements which became effective on July 1, 2016. In accordance with the Administrative Measures for the Registration and Record-filing of Dietary Supplements, dietary supplements that use raw materials other than those included in the catalogue of raw materials for dietary supplements shall be registered with CFDA. Furthermore, dietary supplements whose raw materials used have been included in the catalogue of raw materials for dietary supplements shall be subject to record-filing. Under the laws and regulations on nutraceutical and dietary supplements, we have obtained Food Production License in December 2017 from Nanping Food and Drug Administration and the registration or record-filing of each nutraceutical and dietary supplements product that we produced. We have been closely monitoring the status of all the permits and applied for renewal before the relevant certificate expired. The failure to renew the relevant licenses and/or registrations may subject us to fines or sanctions which will have negative impact on our production.

The fluctuation and seasonality of tourism in China could adversely affect the sales of our experience stores for our dietary supplement products.

We launched the experience store model to stimulate our sales in 2017. As of March 31, 2021, we had 17 experience stores in Xiamen, Mount Wuyi, Mountain Lu, Beihai, Chaozhou, Guilin and other tourism sites in China, respectively.  Experience stores are all located in famous scenery areas in China. Such stores are targeted to tourists, and will be the focus of our growth in the future. The sales of our experience stores could be affected by the fluctuation and seasonality of tourism in China. The strict quarantine rule and travel restrictions enforced by PRC government and local governments enforced in 2020 due to the outbreak of COVID-19 have negatively affected the volume of tourists in the cities where our experience stores are located. Although of the quarantine measures within China have been relaxed as of the date of this annual report, there has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check, which places uncertainty on our sales of our experience stores.

Our customers of automobile sale business and e-commerce business use third-party payment service providers to make payments on our platforms. If these payment services are restricted or curtailed in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our customers of automobile sale business and e-commerce business make payments through a variety of methods, including payment through our third-party online payment service partners, such as Weixin Pay, Paypal and Alipay. We may also be subject to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments of sales proceeds by users and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by users and merchants;

●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

●	breach of users’ personal information and concerns over the use and security of information collected from buyers;

●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from users’ bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform. We may also be subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic fund transfers and online payment, which could change or be reinterpreted to make it difficult or impossible for us to comply with.

In addition, we cannot assure you that we will be successful to enter into and maintain amicable relationships with online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

Developments in China’s automotive industry will impact our automobile sales business’s net revenues and future growth, the prospects of which are subject to many uncertainties, including PRC government regulations and policies.

Developments in China’s automotive industry will impact our automobile sales business’s net revenues and future growth. The prospects of China’s automotive industry are subject to many uncertainties, including those relating to general economic conditions in China, the urbanization rate of China’s population and the cost of automobiles. In addition, government policies may have a considerable impact on the growth of the automotive industry in China. For example, in an effort to alleviate traffic congestion and improve air quality, a number of cities, including Beijing, Shanghai, Guangzhou, Tianjin, Harbin, and Hangzhou, have issued regulations to limit the number of new passenger car plates issued each year starting from 2010. In 2018, Beijing local government extended for another year existing restrictions on private vehicle use, which greatly reduced the number of automobiles on the road. On the bright side, both central and local governments in China have adopted a series of favorable policies targeted at new energy vehicle manufacturers. For example, on January 29, 2019, the PRC Development and Reformation Commission released a national development plan that launched a new energy public transportation vehicle subsidy plan and reinforced the existing battery infrastructure development. Such regulatory developments, as well as other uncertainties, may affect the growth prospects of China’s automotive industry, and in turn reduce consumer demand for automobiles. If automakers, auto dealers or automotive service providers reduce their marketing expenditures as a result, our business, financial condition and results of operations could be materially and adversely affected.

Our automobile sales business is subject to risks related to the overall automotive industry ecosystem, including consumer demand, consumption habits, global supply chain challenges and other macroeconomic issues.

Decreasing consumer demand could adversely affect the market for automobile purchases and, as a result, adversely affect our automobile sales business. Consumer purchases of new and used automobiles generally decline during recessionary periods and other periods in which disposable income is adversely affected. Purchases of new and used automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the rising cost of energy and gasoline, the limited availability and increasing cost of credit, reductions in business and consumer confidence, stock market volatility, and increased unemployment. Further, in recent years the automotive market has experienced rapid changes in technology and consumer demands. Self-driving technology, ride sharing, transportation networks, and other fundamental changes in transportation could impact consumer demand for the purchase of automobiles. A reduction in the number of automobiles purchased by consumers could adversely affect automakers and auto dealers and lead to a reduction in their spending on our services. In addition, our automobile sales business may be negatively affected by challenges to the overall automotive industry ecosystem, including global supply chain challenges and other macroeconomic issues such as the recent trade tension between China and the United States. The occurrence of any of the foregoing could materially and adversely affect our business, results of operations, and financial condition.

In addition, our automobile sales business is focused on third and fourth tier cities in China mainly due to the increasing consumer demand of neighborhood electric vehicles, or “NEV”s, lower initial investment costs, more affordable lease and less marketing costs. If there is a negative trend in the economy, consumer demand in third and fourth tier cities would decrease and thereby adversely affect our operations and financial conditions.

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

Risks Related to Doing Business in China

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

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in.

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

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of Chinese companies listing overseas. The “Opinions on Intensifying Crack Down on Illegal Securities Activities” issued on July 6, 2021 called for:

●	tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of overseas listed Chinese companies with respect to data security and information security;

●	enhanced oversight of overseas listed companies as well as overseas equity fundraising and listing by Chinese companies; and

●	extraterritorial application of China’s securities laws.

As the Opinions on Intensifying Crack Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

We are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, and among us, our subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On July 10, 2021, the Cyberspace Administration of China (“CAC”) publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We offer IT services and sell hardware and software in China, and we could be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and will take effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law. After the Data Security Law takes effect, if our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant e-commerce businesses, including our internet information and advertising services, and automobile sale business, shut down our website and online platform, take down our operating application, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, and results of operations. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

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

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC.

The increased regulatory scrutiny focusing on U.S.-listed companies with significant operations in China in the U.S. could add uncertainties to our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

More recently, as part of increased regulatory focus in the United States on access to audit information, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, in December 2020. The HFCA Act includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, if the auditor of a U.S. listed company’s financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective, the SEC is required to prohibit the securities of such issuer from being traded on a U.S. national securities exchange, such as Nasdaq, or in U.S. over-the-counter markets. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100 Board Determinations Under the Holding Foreign Companies Accountable Act for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. Accordingly, our securities may be prohibited from trading on the Nasdaq Capital Market or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. The market prices of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Furthermore, as part of ongoing efforts to protect U.S. investors, the U.S. President’s Working Group on Financial Markets, or the PWG, released a report in August 2020 recommending certain enhancements to listing standards on U.S. stock exchanges, including that the PCAOB have access to work papers of the principal audit firm for the audit of each company as a condition to initial and continued exchange listing. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in their jurisdiction may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The SEC announced that its staff have been directed to prepare and develop proposals in response to the report of the PWG. Any resulting actions, proceedings or new rules could adversely affect the listing and compliance status of China-based issuers listed in the United States, such as our company, and may have a material and adverse impact on the trading prices of the securities of such issuers, including our Ordinary Shares, and substantially reduce or effectively terminate the trading of our Ordinary Shares in the United States.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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

We are subject to risks relating to the restrictions on paying dividends or making other payments to us by our subsidiaries in China.

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

Risks Related to Our Ordinary Shares

Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims and limit shareholders’ ability to bring claims.

Our shareholders could have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Cayman Islands company, we are governed by our memorandum and articles of association and Cayman Islands Companies Law (as amended). The provisions of the Cayman Islands Companies Act, which applies to us, differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including the provisions relating to shareholder lawsuits.

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

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. We choose to follow home country practice with respect to our corporate governance, therefore, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See Item 16G “Corporate Governance”.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our market capitalization), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation— Passive Foreign Investment Company Consequences.”

The economic substance legislation of the Cayman Islands may adversely impact the Company or its operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018 (the “ES Law”) and issued related Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards.  A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands.  Accordingly, for so long as the Company is a tax resident outside the Cayman Islands, it is not required to satisfy the economic substance test. Although it is presently anticipated that the ES Law will have little material impact on the Company or its operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on the Company.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to management report for the fiscal year ended March 31, 2021, and a report of our management for the 2021 fiscal year is included under Item 15 of this annual report concluding that, as of March 31, 2021, our internal controls over financial reporting were not effective.   If we cannot remediate the material weakness identified in a timely manner, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

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

Under Cayman Islands law, we may only pay dividends out of our profits or share premium account subject to our ability to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. On July 31, 2020, the Board of the Company declared a special cash dividend of $0.015 per Ordinary Shares. The dividend, equal to $375,000 in the aggregate, was fully paid on August 17, 2020. However, we cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be paid at the discretion of our board of directors, subject to requirements under Cayman Islands law and our memorandum and articles of association, as amended and restated from time to time, and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

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

We were formed under the name of “Happiness Biotech Group Limited” on February 9, 2018, under the laws of the Cayman Islands. Our registered office is at Harnes Fiduciary (Cayman) Limited, with its offices located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002M Cayman Islands. Our principal executive offices are located at No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China. Our telephone number at that address is + 86-0599-782-8808. Our company website is http://www.fjxfl.com.

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

On July 17, 2020, Happy Buy (Fujian) Internet Technology Co., Limited, or “Happy Buy”, was incorporated under the laws of People’s Republic of China and is a wholly owned subsidiary of Happiness Nanping. Happy Buy controls two subsidiaries, Happy Unicorn and Hangzhou C'est la vie both of which 51% of the equity interest is owned by Happy Buy. Happy Unicorn (Fujian) Network Technology Co., Limited, or “Happy Unicorn”, was incorporated under the laws of People’s Republic of China on June 1, 2021. Hangzhou C’est La Vie Interactive Technology Co., Limited was incorporated under the laws of People’s Republic of China on August 26, 2020.  Happy Buy was incorporated in order to develop our e-commerce business. Our e-commerce business focuses on providing e-commerce solutions and services for small and medium-sized enterprises. Our mission for the e-commerce business is to enable small and medium-sized enterprises to fully leverage the power of e-commerce to grow rapidly.

On April 27, 2021, Taochejun (Fujian) Auto Sales Co., Limited, “Taochejun”, was incorporated under the laws of People’s Republic of China and 51% of it is owned by Happiness Nanping. We launched this B2B (Business-to-Business) platform for sales of automobiles. Our automobile sales business was formerly under the brand name of “Happy Auto”, and was rebranded to “Taochejun” in June 2021. Taochejun mainly focuses on building a network among car dealers in China to offer better overall sales experience and services to purchasers, and to streamline the automotive industry transaction. China is one of the world’s largest automobile markets, both in terms of demand and supply. Through Taochejun, we plan to utilize our dealer network to distribute the inventories and used cars from large 4S stores, online car hailing platforms and car makers to third and fourth tier cities, which serves as a great solution to the over-supply issues in first tier cities. Meanwhile, new energy vehicles will also be one of Taochejun’s focuses. At present, electric vehicles are mostly concentrated in the first tier cities. In the future, we believe that new energy vehicles will start to popularize in lower tier cities and car makers will spend more resources on developing these markets.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us at http://www.fjxfl.com. However, information contained on our website does not constitute a part of this annual report.

B.	Business overview.

Our business currently has three revenue streams: nutraceutical and dietary supplements business, e-commerce business and automobile sale business. We are an innovative nutraceutical and dietary supplements producer focused on the research, development, manufacturing, marketing and sales of a variety of products made from Chinese herbal and animal extracts in China. We conduct our business through our wholly-owned subsidiaries, mainly Fujian Happiness. Founded in 2004, Fujian Happiness focuses on providing nutraceutical solutions made from Chinese herbal extracts. During the outbreak of COVID-19 in China, we have produced portable hand sanitizer and daily protective masks to supplement our herbal extracts sales but they are not our main products. We believe enhanced consumer awareness and demand for nutraceutical and dietary supplements, rising health care costs, aging populations, coupled with our effective sales have been the primary reasons for our growth throughout our 16 years of operating history.

We are one of the leading companies in Fujian Province specializing in research, development, manufacturing, and marketing of nutraceutical and dietary supplements authorized by Nutraceutical Association of Fujian Province. Our products are mainly made of Lucidum spore powder (also known as Ganoderma spore powder or Ganoderma Lucidum spore powder), Cordyceps mycelia, Ejiao, other traditional Chinese herbal and animal extracts, vitamins, minerals and amino acids. Our brand, “Happiness”, is a well-known trademark in Fujian Province and well-recognized in the nutraceutical industry in China. Headquartered in Fuzhou, the provincial capital of Fujian Province, and Nanping, our products are sold throughout China. In February 2020, we set up four production lines to produce portable hand sanitizer and daily protective masks to supplement our herbal extracts sales to combat the spreading of COVID-19 in China. The production lines ceased in August 2020.

In addition, we started two new revenue streams  in the year ended March 31, 2021. We engaged in e-commerce business via Happy Buy in September 2020. Our e-commerce platform “Happy Buy” mainly focuses on providing small and middle size business with professional product marketing and e-commerce agency operation services. We also provide e-commerce solutions, internet information and advertising service to the small online stores or small manufactures in China in fiscal year ended March 31, 2021, leveraging our resources and experiences in marketing and in the e-commerce industry to provide efficient solutions to promote and sell products of our customers.

We began our automobile sale in November 2020. Our automobile sales platform “Happy Auto”, which later upgraded to “Taochejun”, focuses on empowering the automotive supply chain by building a network to connect different car dealers and offer better overall sales experience and services to purchasers, and to streamline the automotive industry transaction.

Products and Services

Nutraceutical and dietary supplements

Currently we market and sell approximately 23 kinds of nutraceutical and dietary supplements products through over 100 distributors in 18 different provinces and 17 experience stores in China. We categorize our products into six groups: Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products, vitamins and dietary supplements products, American ginseng products, and others. For the years ended March 31, 2021, 2020, and 2019, our sales from Lucidum spore powder products, Cordyceps mycelia products and Ejiao solution products, approximately amounted 18.7%, 66.6% and 63.1% of our gross sales, respectively.

As in Administrative Measures for Nutraceutical Products promulgated by National Health Commission of PRC, nutraceutical and dietary supplements products are a category of food targeted to specific population with general health benefits for daily wellness. Nutraceutical and dietary supplements products are not intended to treat any specific diseases and must not cause any acute, subacute or chronic harm to the human body. With the requirements of nutraceutical and dietary supplements being met and approved by the State Food and Drug Administration (the “CFDA”), the predecessor of the NMPA, under regulations for nutraceutical and dietary supplements, herbal and animal extracts used as both nourishment food and traditional Chinese medicine can be included into raw materials of nutraceutical and dietary supplements products.

We mainly use herbal and animal extracts as raw materials of our Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products and others. These herbal and animal extracts have been used as both daily nourishment food and traditional Chinese medicine in China for a long time. Approved by CFDA under regulations for nutraceutical and dietary supplements, 32 kinds of our products are nutraceutical and dietary supplements products labeled with “Blue Caps.” All our products are produced in compliance with the regulations of food industry.

In February 2020, we began the production of disinfectants for combatting the COVID-19 pandemic, including 75% alcohol disinfectant and hand sanitizer, after obtaining the Sanitation License of Disinfection Product Manufacture (the “Sanitation License”) issued by Fujian Provincial Health Commission. The production of disinfectants ceased in August 2020 and we do not anticipate to resume the production in any near future.

Automobile Sales

In November 2020, the Company began its automobile sales business. The Company has entered into agreements with automobile companies to purchase cars and obtain authorization to distribute the cars in different cities in China including Xiamen, Zhangzhou and Hangzhou. The Company utilizes its online platform of “Taochejun” on WeChat, as a WeChat Mini Program (微信小程序), to link comprehensive automobile trade and resource providers, and provide vehicle source solutions for automobile dealers. It can display and sell the car source of the resource business alliance on the platform, and also help the comprehensive auto trade to solve its own car source demand.

Ecommerce

Online Stores

In 2020, the Company has begun the online store business on several different platforms. The Company focuses on providing e-commerce overall services, internet promotion, agency operations, supply chain resources and logistics services for all types of enterprises. The company's main business forms are community group buying and cross-border e-commerce. The company has a delivery and optimization department, a procurement department, and a live streaming team, and has established a comprehensive business support center and management team.

Internet Information and Advertising Service

In 2021, the Company began to provide internet information and advertising service to small online stores or small manufacturers in China.

Suppliers

We consider our suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers of such period. We have one such vendors of our advertising services during fiscal years ended March 31, 2021. This top 1 vendor accounted for approximately 16.8% of our overall purchases and our top 5 vendors accounted for 43.0% of our overall purchases, respectively.

We purchase other types of raw materials for our dietary supplements products and engage services from a variety of suppliers at the market price. We believe these types of raw materials and services are widely available, and therefore if we were unable to purchase from our primary suppliers, we do not expect we would face difficulties in locating another supplier at substantially the same price. We have stable access to all the raw materials and services necessary for our operation. We believe our relationships with our suppliers are strong.

Sales and Marketing

As for our nutraceutical and dietary supplements products, we currently have two sales models, namely traditional distribution model and experience store model.

The main way we sell our dietary supplements products is through regional distributors and large-scale chain drugstores, malls and supermarkets. In selecting our regional distributors, we consider factors including capital strength, network coverage, marketing ability and etc. We are responsible for the training of distributors and their sales consultants. Our regional distributors focus on expanding sales network, distributing and promoting our products. Regional distributors directly sell our products to customers in retail sales terminals through their sales consultants after receiving training on marketing and basic information of our products. These consultants are not licensed medical professionals and not required to be licensed. At the sales terminals, customers can receive information on the efficacy and usage of our products provided by the sales consultants. Sales terminals are one of the main conduits through which we market our marketing and sales activities.

Our customers of dietary supplements products also include well-known chain drugstores, malls and supermarkets. Customers who fall under this category tend to have established cross-regional sales networks, strong sales capabilities, well-recognized brands and good reputation among the consumers. We tend to establish direct business partnership with this type of customers. We provide marketing plan, sales support, personnel training and after sales services to them.

The aforementioned two kinds of customers are together referred to as the traditional distribution model. Through our efforts for the past 16 years, we have successfully built our traditional distribution channel, as well as established a leading sales system in the industry. As of March 31, 2021, we had over 100 distributors with more than 20,000 sales terminals in 18 different provinces in China, and established close business relationships with them. With our expansive sales network and quality after-sales service, we have effectively promoted our sales and enhanced our brand image.

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

As of March 31, 2021, we had 17 exclusive distributors in Xiamen, Chaozhou, Guilin and other touristic cities in China, with a customer conversion rate of approximately 50%.

Our e-commerce solutions services aim to offer IT and advertising services to the small to medium sized businesses, assisting them to reach target customers via social media. Happy Buy, through its subsidiaries, uses domestic plus cross-border platforms, establishes internal front desk, middle desk, back-office systems and departments, forming a commercial closed loop, which greatly reduces the marketing costs and improving marketing efficiency. It also links factories, logistics, brands and sales together to provide an overall e-commerce solution for the small and middle sized businesses.

Our automobile sales platform Taochejun commits to develop more sales channels for car dealers in the future to connect the upstream and downstream channel network of automobile distribution. Currently, we have developed a WeChat Mini Program for Taochejun, on which we provide car dealers with real and high-quality car sources as well as safe and efficient transaction services.

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

Since we started our in e-commerce business and automobile sale in 2020, which are both highly competitive and rapidly evolving industries in China, we are making great efforts to improve our competitiveness in both industries and attempting new business models to distinguish us from our competitors.

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

Patent

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 24 employees dedicated to research and development.

Domain Names

Our intellectual property includes our domain names of http://www.fjxfl.com., and https://www.happgo.net/.

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

Research and Development

Nutraceutical and Dietary Supplements Products

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 24 employees dedicated to research and development and we hold a total of 18 patents as of the date of this report.

Mr. Xianfu Wang and Mr. Zongwei Zhang, our key technician, both have over twenty-six years of experiences in the nutraceutical industry. They lead our research team in the process of applying patents for the Company. Dr. Junsheng Fu joined the company as a consultant in June 2018 to assist our technical manager Yujing Zheng, who has over fourteen years of experiences in the food manufacturing industry, to rebuild our Research and Development team. Dr. Fu holds Doctorate degree in Microbiology from Fujian Agriculture and Forestry University, and is currently as a professor at the same University. He established our general research and development strategy to use modern technology to improve the production process and continue developing newly advanced products to meet the highest quality standards. We believe that our research and development team holds a leading position in the nutraceutical and dietary supplements industry. We will continue to sharpen our advantages and expect to develop new advanced products in the foreseeable future. A detailed development process of our new products is as following:

●	Start-up of a project: feasibility study on the formula, production process and technical requirements of the new product;

●	Lab test of the formula and production process on small scale;

●	Pilot production test of the formula and production process on medium scale;

●	Make further modification on the formula and production process of the new product based on the results of lab test and pilot test to meet current technical requirements and quality standards of nutraceutical and diet supplements;

●	Assessment on safety and general health benefits of the new product: the assessment covers hygienic testing, toxicological testing and functional testing on safety, stability and health benefits of the products. The assessment reports are required and reviewed by CFDA to make sure the product can not cause any acute, subacute or chronic harm to the human body. We mainly rely on third party assessment agencies authorized by CFDA to perform the assessment of the safety, stability and general health benefits of the new products.

●	Submit the materials to CFDA for registration or record-filing process of the new product (for a detailed discussion on the materials needed, see section “Regulation”);

●	Approved by CFDA and get the official approval and “Blue Cap” label of the new product: CFDA shall review the materials for registration or record-filing and perform on-site verification of the production process to confirm whether the products meet the requirements of nutraceutical and dietary supplements products. With the requirements of nutraceutical and dietary supplements being met, CFDA will issue the official approvals of the products to the manufacturers.

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

There is no seasonality impact to the business of automobile sales, online store or internet information and advertising services.

Employees

We currently have 215 full-time employees. We have employment contracts with all of our employees in China in accordance with relevant PRC laws. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

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

Competitive Advantage

We believe our principal competitive strengths of our dietary supplements products are as follows:

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

For our e-commerce business, we compete primarily on the basis of the following factors: (i) our ability to attract, incubate and empower high-quality key opinion leaders, or KOLs, in growing numbers; (ii) our strong network with small and middle size business in China; (iv) the superiors shopping experience on our platform; (v) pricing of products sold on our platform; (vi) our ability to attract and retain merchants; and (vii) product quality and selection.

For our automobile sale business, we believe our primary competitive advantages are: (i) the internet-based and digitized sales model empowered the resource car dealers and comprehensive auto trade, fully improving the operation efficiency of the industry; (ii) the strong relationship with resourceful car dealers and (iv) the standardized service process, including car hailing services and potentially financing and insurance services.

Licenses, Permits and Government Regulations

License

Dietary Supplement Production License and Official Approvals

In China, food and nutritious supplement manufacturers are required to comply with the certain quality control, safety requirement and obtain “Food Production License” from CFDA for full compliance with the safety requirements set forth in Food Safety Law of People’s Republic of China. Besides, each nutraceutical product is required to obtain the official approval of manufacturing from CFDA, which is the commonly known as the “Blue Caps”. Currently 23 of our products are approved by CFDA. The approvals of our main products are listed in the below chart.

No.	Product Name	Code	Expiration Date	Owner
1	“Happiness” Lucidum Spore Powder Capsule	No.346(1998)	not applicable	Fujian Happiness
2	“Daguangrong” Cordyceps Mycelia Oral Liquid	No.220(1997)	not applicable	Shunchang Happiness
3	“Happiness” Ejiao Astragalus Oral Liquid	G20040107	not applicable	Fujian Happiness
4	“Happiness” Iron and Zinc Amino Acids Oral Liquid	G20060704	8/13/2025	Fujian Happiness
5	“Happiness” American Ginseng Capsule	G20050572	7/8/2025	Fujian Happiness
6	Lishi Jinjin Qingzhi Capsule	No.0288(2003)	not applicable	Fujian Happiness
7	“Happiness” Fenglingbao Capsule	No.0064(2003)	not applicable	Fujian Happiness
8	“Happiness” American Ginseng Original Grain Tea bag	No.0291(2003)	not applicable	Fujian Happiness
9	“Happiness” American Ginseng Oral Liquid	G20040182	not applicable	Shunchang Happiness
10	“Happiness” Taurine Zinc Oral Liquid	G20120537	1/6/2025	Fujian Happiness
11	“Happiness” Spirulina Tablets	G20050573	8/13/2025	Fujian Happiness
12	“Happiness” Sleeping Capsule	No.0198(2002)	not applicable	Fujian Happiness
13	“Happiness” Tablets	G20140404	5/22/2026	Fujian Happiness
14	“Happiness” American Ginseng Chicken Essence Tonic	G20040889	not applicable	Fujian Happiness
15	“Happiness” Calcium Iron Zinc Multidimensional Oral Liquid (pregnant type)	G20100149	6/2/2022	Fujian Happiness
16	“Happiness” Little Pigeon Oral Liquid	No.0487(1998)	not applicable	Fujian Happiness
17	“Happiness” Drink	G20140393	3/31/2019 (under renewal)	Fujian Happiness
18	“Happiness” Fish Oil Vitamin E Soft Capsule	G20100155	9/4/2024	Fujian Happiness
19	“Happiness” Vitamin E Soft Capsule	G20090458	6/1/2022	Fujian Happiness
20	“Happiness” Calcium Tablets	G202035000761	not applicable	Fujian Happiness
21	“Happiness” Selenium tablets	G201935001306	not applicable	Fujian Happiness
22	“Happiness” Calcium Oral Liquid	G201935000766	not applicable	Fujian Happiness
23	“Happiness” Coenzyme Q10 Capsule	G202135100829	not applicable	Fujian Happiness

According to CFDA regulations, “Blue Caps” approvals granted prior to July 1, 2005 do not have any expiration date, “Blue Caps” approvals obtained after July 1, 2005 have a term of 5 years and maybe renewed. Our research and development team monitors the approval status of our products. For all of our products that require approval renewal, we have already submitted to CFDA the renewal applications, which are currently under review. Pending the renewal applications, as long as the renewal requests have been filed with CFDA, we are still permitted to sell these products despite their approvals expired.

PRC Laws and Regulations Relating to Our Business

Registration and Approval of Dietary Supplements

Pursuant to the Food Safety Law of PRC, which was amended on April 24, 2015 and became effective on October 1, 2015, the producers and business operators of dietary supplements shall obtain licensing and shall carry out production and operation in accordance with food safety standards.

On February 26, 2016, CFDA promulgated the Administrative Measures for the Registration and Record-filing of Dietary Supplements which became effective on July 1, 2016. In accordance with the Administrative Measures for the Registration and Record-filing of Dietary Supplements, dietary supplements that use raw materials other than those included in the catalogue of raw materials for dietary supplements shall be registered with CFDA.

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

The CFDA shall send all application materials to the Assessment Agency within three c upon acceptance of the application. The Assessment Agency shall organize assessment experts to examine application materials, organize Verification Agency to conduct on-site verification according to actual needs, and organize the inspection agency to carry out review inspection. The Assessment Agency shall put forward the suggestions on the supplement that the said product is scientific and safe, and has the claimed health benefits, that production processes of the said product are reasonable, feasible and controllable in terms of quality, and that the technical requirements and inspection methods of the said product are scientific and rational. After making comprehensive assessment conclusions and suggestions, the Assessment Agency shall submit the same to the CFDA within five business days. The CFDA shall examine the legality, standardization and integrity of assessment procedures and conclusions and suggestions within 20 business days upon acceptance of the comprehensive assessment conclusions and suggestions on the dietary supplement, and make a decision to register or not to register the said product.

In the event the registrant of a dietary supplement transfers relevant technology, the transferee shall submit a new application for registration of the dietary supplement under the guidance of the transferor, and the technical requirements, etc. of the dietary supplement shall remain consistent with the original application materials. In addition to the application materials for registration, the transferee shall also submit the notarized transfer contract. Where pertinent requirements are met, the CFDA will issue a new registration certificate of the dietary supplement to the transferee upon verification, and deregister the dietary supplement registration of the transferor.

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

Upon receipt of record-filing materials, CFDA shall process record-filing on the spot if such materials meet relevant requirements; and, where the record-filing materials fail to meet the relevant requirements, the food and drug administration shall inform the record-filing party concerned to make all necessary corrections/submit all necessary supplementary materials at one time.

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

Key Differences between Regulations on Dietary Supplements and on traditional Chinese Medicine

According to the Food Safety Law of PRC, the producers and business operators of dietary supplements shall obtain Food Production License. Pursuant to the Administrative Measures for the Registration and Record-filing of Dietary Supplements, dietary supplements that use raw materials other than those included in the catalogue of raw materials for dietary supplements shall be registered with CFDA. Furthermore, dietary supplements whose raw materials used have been included in the catalogue of raw materials for dietary supplements shall be subject to record-filing. Under the laws and regulations on nutraceutical and dietary supplements, we have obtained Food Production License in 2017 from Nanping Food and Drug Administration and the registration or record-filing of each nutraceutical and dietary supplements product that we produced, and there is no need to apply for additional permits from Nanping Food and Drug Administration in order to manufacture or sell our products.

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

The Law of the PRC on the Administration of Pharmaceuticals provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distribution, packaging, pricing and advertising of pharmaceutical products. A pharmaceutical manufacturer, including a traditional Chinese Medicine products manufacturer, must obtain a pharmaceutical manufacturing permit from the CFDA’s relevant provincial branch. This permit is valid for five years and is renewable for an additional five-year period upon its expiration.

In addition, a pharmaceutical manufacturer, including a traditional Chinese Medicine products manufacturer, must meet the Good Manufacturing Practice (“GMP”) standards for each of its production facilities in China for each form of pharmaceutical product it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality assurance and customer complaint administration. Furthermore, the staff qualifications set quality standards that the manufacturer should have an adequate number of management and operation personnel with the necessary qualifications. Premises, facilities and equipment must aim to minimize the risk of contamination, cross-contamination and permit effective cleaning operation and maintenance. As a part of quality management system, quality assurance system should be established by manufacturers, and integrated document system is required to ensure system effective operation. A reporting and supervising management system for drug adverse reactions are required by customer complaint administration and a person should be designated responsible for handling the complaints and deciding the measures to be taken; all complaint, investigation information shall be informed to a qualified person. If a manufacturer meets the GMP standards, the CFDA will issue to the manufacturer a GMP certificate with a five-year validity period. The New GMP Standards became effective on March 1, 2011 and pharmaceutical manufacturers (except manufacturers of injectable, blood products or vaccines, which have a three-year grace period) had a five-year grace period to upgrade existing facilities to comply with the new standards.

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

Regulations on E-commerce

On August 31, 2018, the Standing Committee of the National People’s Congress (the “SCNPC”) promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in the PRC for the first time by laying out certain requirements on e-commerce operators, including e-commerce platform operators like us. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of State Administration of Market Regulation and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or suspension of business. In addition, for goods and services provided via e-commerce platforms and pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

Moreover, the E-Commerce Law imposes a requirement on operators of e-commerce platforms to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payment. Failure to comply with the requirement may result in operators of e-commerce platform being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms.

On January 26, 2014, the State Administration for Industry and Commerce, which is the predecessor of the SAMR, promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online product operators and services providers and certain special requirements applicable to third-party platform operators. On March 15, 2021, the SAMR promulgated the revised vision of the Online Trading Measures, which took into effect on May 1, 2021. The revision makes further provisions with regard to emerging models of online trading (such as online social networking and online live streaming), consumer rights protection, personal information protection, etc. It also imposes new obligations on the e-commerce platform operators, such as verifying and registering the identity of trading parties on the platform either that are required to registered with SAMR or that are exempted from such registration, regular reporting of prescribed information of trading parties on the platform to the relevant branch of SAMR, establishing a system of inspection and monitoring of information on the goods sold or services provided on the platform.

Regulations on Consumer Protection

On October 31, 1993, the Standing Committee of the National People’s Congress, or SCNPC, promulgated the Law on the Protection of Rights and Interests of Consumers, or the Consumer Protection Law, which was amended on August 27, 2009 and October 25, 2013. Pursuant to the Consumer Protection Law, the business operators must ensure that the commodities they sell satisfy the safety requirements, provide consumers with authentic information, and guarantee the quality, function, term of use of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to liabilities such as refund, returns, repairs, and payment of damages. If business operators infringe the legal rights and interests of consumers, they may be subject to criminal liabilities. The amended Consumer Protection Law launched in October 2013 further enhances consumer protection and intensifies the obligations imposed on online trading platform and business operators.

The Tort Liability Law, which was promulgated by the SCNPC on December 26, 2009 and became effective on July 1, 2010, provides that if an online services provider is aware that an online user is engaged in infringing activities, such as selling counterfeit products through its internet services, but fails to take necessary measures, it shall be held jointly liable. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including removing, blocking and unlinking the infringing content, in a timely manner. Otherwise, it shall be held jointly liable with the relevant online user.

On May 31, 2010, the SAIC (the predecessor of the State Administration of Market Regulation) adopted the Interim Administrative Measures for the Online Commodities Trading and Relevant Services. According to these measures, enterprises or other operators which engage in online commodities trading and other services that have been registered with SAIC or its local branches must make the information available to the public in their business licenses, either through physical copies or electronic links. Operators that provide platform services for online trading shall review the identities of companies or individuals that apply for provision of commodities and services through online trading platform, conclude agreements with the aforesaid parties as well as establish relevant internal rules to provide necessary and reliable transaction environment and transaction service, and maintain order of online trading.

On January 26, 2014, the SAIC promulgated the Administrative Measure for the Online Trading, or the Online Trading Measures, which became effective as of March 15, 2014 and replaced the above measures. The online trading platform operators are obligated to examine the legal status of the third-party merchants and make the information such third-party merchants available to the public through business licenses, either through displaying the information specified in their business licenses or electronic links to their business licenses. The online trading platform operators must distinguish between their own products and those of third-party merchants on the platform, as applicable. Subsequent to the Online Trading Measures, the SAIC issued the Guidelines for the Performance of Social Responsibilities by Online Trading Platform Operators on May 28, 2014 to regulate online product trading and the relevant services, guide online trading platform operators to actively perform social responsibilities, protect the lawful rights and interests of consumers and business operators and promote the sustainable and healthy development of online economy. These guidelines aim at enhancing the social responsibilities of online trading platforms.

On January 6, 2017, the SAIC promulgated the Interim Measures for 7-day Unconditional Return of Online Purchased Goods, which was effective as of March 15, 2017. Under such measures, customers are entitled to return goods without cause, subject to certain exceptions. For example, these measures shall not apply to customized goods, newspapers or periodicals, perishable goods, audio-visual products, computer software and other digital products, products downloaded from the internet or products whose packages have been opened by customers. Online trading platform operators should guide and supervise the merchants who use the platform to perform the duties of “7-day Unconditional Return,” conduct inspections, and provide technical support.

Regulations on Advertising

On October 27, 1994, the SCNPC promulgated the Advertising Law, which was amended on April 24, 2015. Under the Advertising Law, advertisers refer to any legal persons, economic organizations or individuals that, directly or through agents, design, produce and publish advertisements to promote products or services. Advertisement operators refer to those legal persons, economic organizations or individuals consigned to provide advertisement content design, production and agency services. Advertisement publishers refers to those legal persons or other economic organizations that publish advertisements for the advertisers or for those advertisement operators which are consigned by the advertisers. An advertisement should present distinct and clear descriptions of the product’s function, place of origin, quality, price, manufacturer, validity period, warranties or the contents, forms, quality, price or promises of the services offered. False advertising that may mislead consumers and compromise legal rights and interests of consumers shall subject the advertiser to civil liabilities. Where the advertising operator or advertising publisher is unable to provide the real name, address or valid contact information of the advertiser, the consumers may require the advertising operator or advertising publisher make compensation in advance. For false advertisements of goods or services other than those stipulated in the preceding paragraph which caused harm to consumers, where the advertising operator, advertising publisher and advertising spokesperson knew or should have known the falsity yet still provided design, production, agency or publishing services, or provide recommendation or endorsement, they shall bear joint and several liability with the advertiser.

On July 4, 2016, the SAIC promulgated the Interim Measures for the Administration of Internet Advertising, or the Internet Advertising Measures, which became effective as of on September 1, 2016. The Internet Advertising Measures set forth further compliance requirements for online advertising business in addition to those in the Advertising Law. Pursuant to the Internet Advertising Measures, Internet Advertising refers to the commercial advertising for direct or indirect marketing goods or services in the form of text, image, audio, video, or others means through websites, webpages, internet apps, or other internet media. Major additional compliance requirements are: (i) advertisements must be identifiable and marked with the word “advertisement,” enabling consumers to distinguish them from non-advertisement content; (ii) publishing advertisements on the Internet through a pop-up page or in other forms shall provide a prominently marked “CLOSE” button to ensure “one-click closure”; (iii) sponsored search results must be clearly distinguished from organic search results; (iv) it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce Internet users to click on an advertisement in a deceptive manner; and (v) internet information service providers that do not participate in the operation of internet advertisements should stop publishing illegal advertisements if they know or should know that the advertisements are illegal.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, or the MOFCOM on April 5, 2017, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with relevant authorities through the information system for the national automobile circulation operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information concerned, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to the administrative provisions, manufacturers of automobile products are required to take measures to eliminate defects in products they sell. A manufacturer must recall all defective automobile products. Failure to recall such products may result in an order to recall the defective products from the quality supervisory authority of the State Council. If any operator conducting sales, leasing, or repair of vehicles discovers any defect in automobile products, it must cease to sell, lease or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automobile products in accordance with relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls which was promulgated by the QSIQ on November 27, 2015 and became effective on January 1, 2016, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the QSIQ. Where any defect is found during the investigations, the manufacturer must cease to manufacture, sell, or import the relevant automobile products and recall such products in accordance with applicable laws and regulations.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

On January 11, 2016, the MOF, the MOST, the MIIT, the NDRC and the National Energy Administration, or the NEA, jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles during the 13th Five-year Plan Period, which became effective on January 1, 2016. Pursuant to such circular, the central finance department is expected to provide certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure.

On November 29, 2016, the State Council promulgated Notice on the National Strategic Emerging Industry Plan during the 13th Five-year Plan. The State Council further encouraged the application of new energy and new energy vehicles, and intended to develop and construct these industries as pillar industries of the nation. Pursuant to the Notice, municipal governments include Anhui, Henan, and Sichuan Province, released development plans to promote the development of new energy vehicle industry. These measures range from constructing charging infrastructures to encouraging expansion of new energy sales market and sales of new energy vehicles.

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Supporting Measures on Encouraging the Development of Charging Infrastructures of the Electric Vehicles in Shanghai, builders of certain non-self-use charging infrastructure may be eligible for subsidies for up to 30% of its investment cost, and the operator of certain non-self-use charging infrastructure may be eligible for subsidies calculated based on electricity output.

All the above incentives are expected to facilitate acceleration of development of public charging infrastructure, which will consequently offer more accessible and convenient EV charging solutions to purchasers of electric vehicles.

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2021, 2020 and 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements for the fiscal years ended March 31, 2021, 2020 and 2019 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Incorporated on February 9, 2018, under the laws of Cayman Islands, Happiness Biotech currently has three business revenue streams: nutraceutical and dietary supplements, e-commerce and automobile sales. Happiness conducts its nutraceutical and dietary supplements business in China primarily through its wholly-owned subsidiary, Fujian Happiness. Founded in 2004, Fujian Happiness aims to make the world healthier and happier by developing and selling nutraceutical solutions for consumers looking to enhance their daily health performance. We believe enhanced consumer awareness and demand for our products due to trends such as the global awareness for health, increasing healthcare costs, increasing aging populations, and increasing needs of nutraceutical, coupled with the effectiveness of our distribution model and authorized experience store model have been the primary reasons for our success throughout our 16-year operating history.

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

Currently, we have mainly two kinds of sales channels for our dietary supplements products, which are traditional distribution channel and experience stores channel. Traditional distributors including regional distributors and large-scale chain drugstores, malls and supermarkets are our main sales channels and their sales terminals are the core resources of our marketing network and the main way to achieve sales. For well-known chain drugstores, malls and supermarkets customers, we tend to establish direct business partnership with them, rather than through our regional distributors. Experience store model is our new attempt in 2017 to boost our market share and the key point of our development strategy.

As of the date of this report, we have over 100 distributors and 17 experience stores in 18 different provinces in China for our nutraceutical and dietary supplements. Meanwhile, we have also built up our online sales, which also becomes our important distribution channel. We categorize our products into four groups: Healthcare products, e-commerce products, automobile and Internet information advertising services.

We started our online store business in September 2020. Our online store platform “Happy Buy” focuses on providing small and medium-sized enterprises with professional product sales and e-commerce agency operation services. The online store sales have grown steadily as the live streaming e-commerce industry, a form of online shopping that has developed rapidly in recent years, has been expanding its market scale in China.

We began our Internet information advertising services to individuals or small companies who want to get more exposure to expand their market in October 2020. We used our strength in this industry to provide them the more cost-effective information service.

In November 2020, we engaged in selling automobiles. Our auto sales platform “Happy Auto”, was later upgraded to “Taochejun”. Taochejun mainly focuses on building a network among car dealers in China. Currently, it operates an online platform of “Taochejun” on WeChat, as a WeChat Mini Program (微信小程序), where we and the car dealers can post information of available automobiles for sale. By utilizing our dealer network, the inventories and used cars from large 4S stores, the cars posted on Taochejun have competitive selling prices and Taochejun is able to provide services including car hailing in connection with the automobile sales. We plan to focus on the sales in small cities in China, and on the sales of new energy vehicles.

In summary, we generated a revenue and net income of $71,484,703 and $691,956, respectively, for the year ended March 31, 2021, representing an increase of 9.9% and decrease of 94.5% respectively, compared with the fiscal year ended March 31, 2020, during which we generated $65,061,953 and $12,688,035, respectively. We generated a revenue and net income of $65,061,953 and $12,688,035, respectively, for the year ended March 31, 2020, representing an increase of 1.8% and decrease of 32.2% respectively, compared with the fiscal year ended March 31, 2019, during which we generated $63,936,185 and $18,721,979, respectively.

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

No inventories write-downs for the year ended March 31, 2021. The write-downs of inventories for the year ended March 31, 2020 were $117,753.

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

The Company generates its revenue mainly from sales of nutraceutical and dietary supplements, automobile, online store selling and providing Internet information and advertising service.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year. The transportation fee is bear by the customers in the condition of products return. There was less than 1% products return of online sales incurred for the year ended March 31, 2021 and no products return incurred for the years ended March 31 and 2020.

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

The Company sells nutraceutical and dietary supplements to distributors and experience stores. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g. value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment and the transfer of control of the advertising is on the settlement date. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment. Customers are required to pay under the customary payment terms, which is generally less than six months.

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2021, 2020 and 2019.

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

Results of Operations

Comparison of Fiscal Years Ended March 31, 2021, 2020 and 2019

The following table presents an overview of our results of operations for the years ended March 31, 2021, 2020 and 2019:

(All amounts, other than percentages, in thousands of U.S. dollars)

	For the years ended March 31,
	2021	2020	2019
Revenues	$71,484,703	$65,061,953	$63,936,185
Cost of revenues	(53,309,102)	(34,642,649)	(31,689,117)
Gross profit	18,175,601	30,419,304	32,247,068

Operating expenses:
Selling and marketing	9,958,886	9,179,160	6,291,228
General and administrative	5,030,899	3,482,459	1,951,259
Research and development	1,660,100	2,358,968	2,161,708
Total operating expenses	16,649,885	15,020,587	10,404,195

Operating income	1,525,716	15,398,717	21,842,873

Other income (expenses):
Interest income	131,901	74,929	42,038
Interest expense	(111,799)	(98,086)	(83,549)
Other income	105,522	156,562	103,771
Total other income	125,624	133,405	62,260

Income before income taxes	1,651,340	15,532,122	21,905,133

Income tax provision	(959,384)	(2,844,087)	(3,183,154)

Net income	$691,956	$12,688,035	$18,721,979

Year Ended March 31, 2021 Compared to Year Ended March 31, 2020

Revenues

We generated $71,484,703 in revenues for the fiscal year ended March 31, 2021, representing an increase of $6,422,750 or 9.9%, as compared with $65,061,953 for the fiscal year ended March 31, 2020. The increase was primarily due to the new goods or service provided including online sale, automobile sale and advertising service in 2021.

Our sales from the healthcare products had dropped down significantly from $65,061,953 in the fiscal year 2020 to $45,389,702 during the fiscal year 2021 due to the adverse impact of COVID-19 starting from January 2020. As travelling is restricted in January to March 2020 in China, and continuous spreading of COVID-19 in different provinces in China, the performance of our experience stores were greatly impaired. During the year ended March 31, 2021, we closed 10 experience stores due to their poor performance to avoid further losses. Meanwhile, we tried to enhance our online sale model to increase our sales.

In September 2020, we started our online store sales, the revenue of which for the fiscal year ended March 31, 2021 was $13,473,626. In addition to the online sales, we also focus on providing e-commerce solutions and services for small and medium-sized enterprises in China. As Chinese young generations are used to consume online rather than offline, the online store sales got successfully soon. We will continue to invest in this revenue stream in the next few years.

In October 2020, we began providing the internet information and advertising service to individuals or small companies whose businesses need exposure online. We used our strength in the e-commerce industry to provide them the more cost-effective internet information and advertising service. For the year ended March 31, 2021, the information service revenue reached $9,245,019.

In November 2020, we started engaging in selling automobiles to companies or individual customers under the brand of “Taochejun”. The demand for automobile is huge in China. Through Taochejun, we aim to build a network among car dealers in China, especially in the third- and fourth-tier cities, and provide the purchasers with streamline services relating to the automobile sale. The unit price ranged from $8,000 to $512,066 for different brands of cars. In the fiscal year ended March 31, 2021, the revenue of selling automobile is $3,376,356. We are looking forward to this market and will continue to invest in it.

Cost of Revenues

Total cost of revenues was $53,309,102 for the fiscal year ended March 31, 2021, representing an increase of $18,666,453 or 53.9%, compared with $34,642,649 for the fiscal year ended March 31, 2020. The gross margin ratio of our company was 25.4% for the fiscal year ended March 31, 2021, representing a decrease of 21.3%, compared with 46.8% for the fiscal year ended March 31, 2020. The decrease of gross margin ratio was mainly due to the lower gross margin of our new revenue streams.

The gross margin ratio of healthcare products was 37.9% for the fiscal year ended March 31, 2021, representing a decrease of 8.9%, compared with 46.8% for the fiscal year ended March 31, 2020. The decrease was mainly due to lower margin of lucidum spore powder raw material products. The gross margin ratio of other healthcare products was 42.6% for the fiscal year ended March 31, 2021.

The gross margin ratio of online sell was 5.3% for the fiscal year ended March 31, 2021. This is a normal gross profit margin in this industry as there is less operating expenses such as the rental expenses.

The gross margin ratio of information service and selling of automobile was 2.6% and 1.1% for the fiscal year ended March 31, 2021. As we are newcomer in these two industries and we were trying to grow our scale and retain a good customer base in a short period. Thus, our gross profit margin is lower.

All the above facts result in the significant drop in the gross profit margin ratio for the fiscal year ended March 31, 2021 compared to the fiscal year ended March 31, 2020.

Selling and Marketing Expenses

We incurred $9,958,886 in selling and marketing expenses for the fiscal year ended March 31, 2021, representing an increase of $779,726 or 8.5%, compared with $9,179,160 for the fiscal year ended March 31, 2020. The increase was primarily due to increases in higher advertising costs, and subsidy to our experience store operators.

General and Administrative Expenses

We incurred $5,030,899 in general and administrative expenses for the fiscal year ended March 31, 2021, representing an increase of $1,548,440 or 44.5%, compared with $3,482,459 for the fiscal year ended March 31, 2020. The increase was primarily attributable to the shares granted to our employees from April 1, 2020 through March 31, 2021, as well as the service charges by internet search engine of key words, brand promotion costs of the online sales.

Research and Development Expenses

We incurred $1,660,100 in research and development expenses for the fiscal year ended March 31, 2021, representing a decrease of $698,868 or 29.6%, compared with $2,358,968 for the fiscal year ended March 31, 2020. The decrease was primarily due to reduce of R&D lab equipment expenses. Our research and development expenses may increase in the future, for more sophisticated products as a result of more intensive consumer preference among all market participants.

Income from Operations

As a result of the factors described above, our operating income was $1,525,716 for the fiscal year ended March 31, 2021, compared with operating income of $15,398,717 for the fiscal year ended March 31, 2020, representing a decrease of $13,873,001 or approximately 90.1%.

Interest income

Our interest income of $131,901 for the fiscal year ended March 31, 2021, compared with interest income of $74,929 for the fiscal year ended March 31, 2020, which was primarily due to the average cash balance deposit in commercial bank.

Interest expense

Our interest expense of $111,799 for the fiscal year ended March 31, 2021, compared with interest expense of $98,086 for the fiscal year ended March 31, 2020, which was mainly due to the increase of the interest rate.

Other Income (Expenses)

Our other income of $105,522 for the fiscal year ended March 31, 2021, compared with other income of $156,562 for the fiscal year ended March 31, 2020, which was primarily government grants of compensation for our research and development efforts.

Income Tax

We incurred income tax expense of $959,384 for the fiscal year ended March 31, 2021, representing a decrease of $1,884,703 or 66.3%, compared with $2,844,087 for the fiscal year ended March 31, 2020. The decrease was primary attributable to less total income before corporate income tax for fiscal year ended March 31, 2021. Our effective income tax rates for the years ended March 31, 2021 and 2020 are 22.4% and 18.3%, respectively, mainly due to difference to include tax non-deductible cost for this reporting period.

Net Income

As a result of the factors described above, our net income for the fiscal year ended March 31, 2021 was $691,956, representing a decrease of $11,996,079 or 94.5%, compared with net income of $12,688,035 for the fiscal year ended March 31, 2020 due to the lower operating profit margin in the year ended March 31, 2021.

Foreign Currency Translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income (loss). Our foreign currency translation income (loss) for the fiscal year ended March 31, 2021 and 2020 was $6,113,570 and $(3,356,032), respectively. The fluctuation was primarily due to the appreciation or depreciation of RMB against the U.S. dollars for the year ended March 31, 2021 and 2020.

Year Ended March 31, 2020 Compared to Year Ended March 31, 2019

Revenues

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

Our sales from the Cordyceps mycelia products, Ejiao solution products and American ginseng products dropped slightly by 3.4%, 5.4%, and 3.9% respectively during fiscal year 2020 compared with the sales of the same period in 2019, mainly due to inadequate market growth for these products. Revenue generated from the sales of Cordyceps mycelia products for the year ended March 31, 2020 decreased $2,028,581 or 3.4% from the revenue for the year ended March 31, 2019. Cordyceps mycelia products accounted for 13.6% of the total revenue for the year ended March 31, 2020, and still was our third best-selling product line. Revenue generated from the sales of Ejiao solution products, for the year ended March 31, 2020, decreased $3,317,163 or 5.4%, compared with the revenue for the year ended March 31, 2019, and accounted for 9.6% of our total revenue. Vitamins and dietary supplements products sales accounted for 9.6% of the total revenue for the year ended March 31, 2020, which decreased $2,380,777 or 3.9%, compared with the revenue for the year ended March 31, 2019. Revenue generated from the sales of American ginseng products for the year ended March 31, 2020 decreased $990,340 or 1.7% from the revenue for the year ended March 31, 2019, and accounted for 6.0% of our total revenue.

Cost of Revenues

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

Income Tax

We incurred income tax expense of $2,844,087 for the fiscal year ended March 31, 2020, representing a decrease of $339,067 or 10.7%, compared with $3,183,154 for the fiscal year ended March 31, 2019. The decrease was primary attributable to less total income before corporate income tax for fiscal year ended March 31, 2020. Our effective income tax rates for the years ended March 31, 2020 and 2019 are 18.3% and 14.5%, respectively, mainly due to time difference to include tax- deductible cost for this reporting period.

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

Liquidity and Capital Resources

The following table presents an overview of cash flows for the periods indicated:

	For the years ended March 31,
	2021	2020	2019
Net cash provided by operating activities	$2,904,466	$10,777,843	$6,544,879
Net cash used in investing activities	(13,222,847)	(1,159,355)	(277,158)
Net cash provided by financing activities	10,672,219	10,404,718	271,105
Effect of exchange rate changes on cash and cash equivalents	2,550,149	(1,169,213)	(622,883)
Net increase in cash and cash equivalents	$2,903,987	$18,853,993	$5,915,943

As of March 31, 2021, 2020 and 2019, we had cash and cash equivalents of $36,558,752, $33,654,765 and $14,800,772, respectively. We did not have any other short-term investments. As of March 31, 2021, 2020 and 2019, our current assets were approximately $95.1 million, $70.0 million and $54.8 million, respectively, and our current liabilities were approximately $15.1 million, $5.5 million and $4.7 million, respectively. The Company has historically generated sufficient funds from its operating activities to finance its operations and there has been little need for external financing.

Operating Activities

Net cash provided by operating activities for the year ended March 31, 2021 was approximately $2.9 million, adjusted for non-cash items for approximately $1.7 million and adjustments for changes in working capital approximately $0.6 million. Net cash generated from operating activities for the year ended March 31, 2020 was approximately $10.8 million, which was primarily attributable to a net profit approximately $12.7 million, adjusted for non-cash items for approximately $0.8 million and adjustments for changes in working capital approximately $2.7 million.

The decrease in the year ended March 31, 2021 was mainly due to the business expansion for the automobile sales and e-commerce business, which caused the operating income decreased from $15.4 million to $1.5 million.

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

Investing Activities

Net cash used in investing activities were $13,222,847, $1,159,355 and $277,158 for the year ended March 31, 2021, 2020 and 2019, respectively. For the year ended March 31, 2021, the increase was primarily attributable to an increase of fixed assets of approximately $2.78 million, the purchase of software used for management of approximately $1.05 million and deposits paid for business acquisitions for approximately $9.31 million. For the year ended March 31, 2020, the increase was primarily attributable to an increase of fixed assets of approximately $1.15 million.

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

Net cash provided by financing activities was approximately $10.4 million for the year ended March 31, 2020. It was primarily attributable to capital contributions of net proceeds $9.3 million from IPO issuance of new ordinary shares, In terms of bank loans, the proceeds from short-term bank borrowings was approximately $3.1 million and the repayments to short-term bank borrowings was approximately $2.1 million.

Net cash provided by financing activities was approximately $10.7 million for the year ended March 31, 2021. It was primarily attributable to capital contributions of net proceeds $11.0 million from issuance of new ordinary shares. In terms of bank loans, the proceeds from short-term bank borrowings was approximately $2.2 million and the repayments to short-term bank borrowings was approximately $2.1 million. Dividend paid in 2021 was $0.4 million.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of facilities, purchase of fixed assets and intangible assets as a result of our business growth. Our capital expenditures amounted to $3,834,578, $1,159,355 and $283,100 for the years ended March 31, 2021, 2020 and 2019, respectively.

Contractual Obligations

There were no contractual obligations and commercial commitments as of March 31, 2021 and 2020.

Off-balance Sheet Commitments and Arrangements

There were no off-balance sheet arrangements for the fiscal years ended March 31, 2021, 2020 and 2019, or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Related Party Transactions

In addition to the executive officer compensation arrangements discussed in “Executive Compensation,” below we describe transactions since April 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

From time to time, we receive cash advances from the related parties. Due to related party had a balance of approximately $0.84 million at March 31, 2020. The balance was owed by Happiness Biotech Group Limited for services incurred by the Company but paid by Mr. Xuezhu Wang during 2020. No balance of due to related parties as of March 31, 2021.

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

As of March 31, 2021, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 440.5 million (US$65.5 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xuezhu Wang	37	Chief Executive Officer, Chairman of the Board
Jiong Bian	53	Chief Financial Officer
Wenhui Lin	58	Director
Wanhe Zhang	46	Director
Rui Qiang	58	Director
John Levy	65	Director

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

Wenhui Lin

Mr. Wenhui Lin was appointed as our director on November 13, 2020 and the Vice General Manager since 2007. Mr. Zhang served as the Deputy director of workshop at Shunchang Fubao Industrial Co., Ltd from March 1991 to March 2007. As the Vice General Manager, his responsibilities included supporting Mr. Xuezhu Wang to maintain a smooth process of purchase and production. Mr. Lin graduated from Jilin University in pharmaceutical specialty.

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

John F. Levy

John F. Levy will serve as our independent director starting immediately upon the effectiveness of our registration statement of which this prospectus is a part. Mr. Levy currently serves as the chief executive officer and principal consultant for Board Advisory (the “Levy Company”). He has held this role since May 2005. Mr. Levy is a recognized corporate governance and financial reporting expert with over 30 years of progressive financial, accounting and business experience; including nine years in public accounting with three national accounting firms and having served as chief financial officer of both public and private companies for over 13 years. Mr. Levy currently serves on the board of directors of three other public companies: Applied Minerals, Inc. (since January 2008), whose common stock is quoted on OTC; Washington Prime Group, Inc. (since June 2016), which is a corporation listed on New York Stock Exchange (“NYSE”) and which filed for protection under Chapter 11 of the United States Bankruptcy Code on June 13, 2021; and Happiness Biotech Group Ltd. (since October 2019), which is a company listed on Nasdaq Capital Market. Mr. Levy is a Certified Public Accountant. Mr. Levy is a graduate of the Wharton School of Business at the University of Pennsylvania, and received his MBA from St. Joseph's University in Philadelphia, Pennsylvania.

Employment Agreements with Senior Management

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

B. Compensation

Directors and Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended March 31, 2021:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award ($)	Other Compensation ($)	Total ($)

Xuezhu Wang (CEO and Chairman)	25,857	1,709	306,000	-	-	333,566
Jiong Bian (CFO)	40,152	-	12,648	-	-	52,800
Wenhui Lin (Director)	17,495	1,348	31,267	-	-	50,110
Wanhe Zhang (Director)	-	-	-	-	-	-
Rui Qiang (Director)	-	-	-	-	-	-
John Levy (Director)	50,000	-	10,200	-	-	60,200

Grants of Plan Based Awards

From April 1, 2020 through the date of this annual report, we have issued a total of 613,025 Ordinary Shares to employees, directors and consultants.

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

Compensation Committee

We have established the Compensation Committee in October, 2019. Wanhe Zhang, Rui Qiang, and John Levy are   members of our Compensation Committee and Rui Qiang is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

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

D. Employees

As of March 31, 2021, we have a total of 215 full-time employees, all of whom are located in the PRC. We do not experience any significant seasonal fluctuations in our number of employees.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of March 31, 2021 is as follows:

Function	Number
Management	13
Sales and marketing	28
Research and Development	24
Finance and administration	36
E-commerce operation and logistics	114

Total	215

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of July 17, 2020:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

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

		Approximate
		Percentage of
	Amount of	Outstanding
	Beneficial	Ordinary
Name and Address of Beneficial Owner(1)	Ownership	Shares(2)
Directors and Executive Officers:
Xuezhu Wang, Chief Executive Officer, Chairman of the Board	12,195,100	40.01	%(3)
Jiong Bian, Chief Financial Officer	6,200	*
Wenhui Lin, Director	15,327	*
Wanhe Zhang, Director	345,000	1.13%
Rui Qiang, Director	9,000	*
John Levy, Director	5,000	*
All directors and executive officers as a group (six individuals)	12,575,627	41.26%

*	Less than 1%.

(1)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Happiness Biotech Group Limited, NO. 11, Dongjiao East Road, Shuangxi, Shunchang Nanping City, Fujian, China.

(2)	The percentage of shares beneficially owned is based on 30,481,580 ordinary shares outstanding as of March 31, 2021.

(3)	Mr. Xuezhu Wang indirectly owns 39.52% of our issued and outstanding shares through his holding in Happy Group Inc.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Directors and Executive Compensation,” below we describe transactions since April 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

From time to time, we receive cash advances from the related parties. The Company has repaid all related party balance during the year ended March 31, 2021.

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

Dividends

On July 31, 2020, the Board of the Company declared a special cash dividend of $0.015 per Ordinary Shares. The dividend, equal to $375,000 in the aggregate, was fully paid on August 17, 2020.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Happiness Biotech Group Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Fujian Happiness may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us at http://www.fjxfl.com. However, information contained on our website does not constitute a part of this annual report.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation of the RMB against the U.S. dollar of 2.4% decreased our comprehensive loss to $0.1   million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of March 31, 2021. As of March 31, 2021. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2021, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of March 31, 2021 due to the following material weaknesses:

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

	Year Ended March 31, 2021	Year Ended March 31, 2020	Year Ended March 31, 2019

Audit fees(1)	$227,000	$181,000	$192,593
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$227,000	$181,000	$192,593

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 18. FINANCIAL STATEMENTS

Results of Operations and Financial Condition

Following are the audited financial results as of March 31, 2021 and 2020 and for the years ended March 31, 2021, 2020 and 2019 of Happiness Biotech Group Limited.

HAPPINESS BIOTECH GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Happiness Biotech Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Happiness Biotech Group Limited and its Subsidiaries (collectively, the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Houston, Texas

August 2, 2021

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of March 31,	As of March 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$36,558,752	$33,654,765
Accounts receivable	34,563,743	30,036,448
Inventories	1,785,379	2,029,406
Prepaid expenses and other current assets	22,189,744	4,264,130
Total current assets	95,097,618	69,984,749

Property, plant and equipment, net	10,514,031	7,896,501
Intangible assets, net	1,832,099	719,722
Goodwill	162,832	-
Other assets	5,138,105	6,496,501
TOTAL ASSETS	$112,744,685	$85,097,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,841,163	$1,549,255
Other payables and accrued liabilities	3,694,943	512,249
Due to related party	-	844,716
Income tax payable	334,523	568,830
Short-term bank borrowings	2,237,000	2,032,434
TOTAL LIABILITIES	15,107,629	5,507,484

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.0005 par value, 90,000,000 shares authorized, 30,481,580 and 25,000,000 shares issued and outstanding, respectively	15,241	12,500
Preferred shares, $0.0005 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	26,545,384	15,044,002
Statutory surplus reserve	7,622,765	2,064,096
Retained earnings	61,475,891	66,623,204
Accumulated other comprehensive loss	(913,621)	(4,153,813)
Total Happiness Biotech Group Limited’s shareholders’ equity	94,745,660	79,589,989

Non-controlling interests	2,891,396	-

Total shareholders’ equity	97,637,056	79,589,989

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$112,744,685	$85,097,473

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the years ended March 31,
	2021	2020	2019
Revenues	$71,484,703	$65,061,953	$63,936,185
Cost of revenues	(53,309,102)	(34,642,649)	(31,689,117)
Gross profit	18,175,601	30,419,304	32,247,068

Operating expenses:
Selling and marketing	9,958,886	9,179,160	6,291,228
General and administrative	5,030,899	3,482,459	1,951,259
Research and development	1,660,100	2,358,968	2,161,708
Total operating expenses	16,649,885	15,020,587	10,404,195

Operating income	1,525,716	15,398,717	21,842,873

Other income (expenses):
Interest income	131,901	74,929	42,038
Interest expense	(111,799)	(98,086)	(83,549)
Other income, net	105,522	156,562	103,771
Total other income, net	125,624	133,405	62,260

Income before income taxes	1,651,340	15,532,122	21,905,133

Income tax provision	(959,384)	(2,844,087)	(3,183,154)

Net income	$691,956	$12,688,035	$18,721,979
Net loss attributable to non-controlling interests	94,400	-	-
Net income attributable to Happiness Biotech Group Limited	786,356	$12,688,035	$18,721,979

Other comprehensive income:
Foreign currency translation adjustments	6,113,570	(3,356,032)	(2,985,586)
Comprehensive income	$6,805,526	$9,332,003	$15,736,393
Less: comprehensive income attributable to non-controlling interests	(2,873,378)	-	-
Comprehensive income attributable to Happiness Biotech Group Limited	$3,932,148	$9,332,003	$15,736,393

Basic and diluted earnings per ordinary share
Basic and diluted	$0.03	$0.53	$0.81
Weighted average number of ordinary shares outstanding
Basic and diluted	26,160,270	23,843,836	23,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(IN U.S. DOLLARS)

	Ordinary shares	Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Happiness Biotech Group Limited shareholders’ equity	Non-controlling interests	Total equity

Balance at March 31, 2018	23,000,000	$11,500	$5,075,035	$2,008,019	$35,269,267	$2,187,805	$44,551,626	$-	$44,551,626

Capital contributions	-	-	627,628	-	-	-	627,628	-	627,628
Net income	-	-	-	-	18,721,979	-	18,721,979	-	18,721,979
Statutory reserve	-	-	-	56,077	(56,077)	-	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	(2,985,586)	(2,985,586)	-	(2,985,586)
Balance at March 31, 2019	23,000,000	$11,500	$5,702,663	$2,064,096	$53,935,169	$(797,781)	$60,915,647	$-	$60,915,647

Ordinary shares issued for cash	2,000,000	1,000	9,341,339	-	-	-	9,342,339	-	9,342,339
Net income	-	-	-	-	12,688,035	-	12,688,035	-	12,688,035
Foreign currency translation adjustments	-	-	-	-	-	(3,356,032)	(3,356,032)	-	(3,356,032)
Balance at March 31, 2020	25,000,000	$12,500	$15,044,002	$2,064,096	$66,623,204	$(4,153,813)	$79,589,989	$-	$79,589,989

Ordinary shares issued for cash	5,100,000	2,550	10,723,150	-	-	-	10,725,700	-	10,725,700
Ordinary shares issued for services	381,580	191	778,232	-	-	-	778,423	-	778,423
Statutory reserves	-	-	-	5,558,669	(5,558,669)	-	-	-	-
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	112,418	112,418
Net income (loss)	-	-	-	-	786,356	-	786,356	(94,400)	691,956
Dividend	-	-	-	-	(375,000)	-	(375,000)	-	(375,000)
Foreign currency translation adjustments	-	-	-	-	-	3,240,192	3,240,192	2,873,378	6,113,570
Balance at March 31, 2021	30,481,580	$15,241	$26,545,384	$7,622,765	$61,475,891	$(913,621)	$94,745,660	$2,891,396	$97,637,056

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2021	2020	2019
Cash Flows from Operating Activities:
Net income	$691,956	$12,688,035	$18,721,979
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	880,879	690,749	699,538
Inventory write-downs	-	117,753	-
Loss (gain) on disposal of equipment	-	38	(3,155)
Share-based compensation	778,423	-	-
Changes in operating assets and liabilities:
Accounts receivable	(2,106,752)	393,143	(1,601,202)
Other receivables	-	-	3,714
Inventories	389,388	(276,909)	148,388
Prepaid expenses and other current assets	(8,057,239)	1,525,053	(6,025,735)
Other assets	1,718,110	(4,402,208)	(2,257,979)
Accounts payable	6,723,151	(32,722)	(3,378,079)
Other payables and accrued liabilities	3,134,093	(559,496)	61,303
Due to related parties	(844,718)	966,589	-
Income taxes payable	(402,825)	(332,182)	176,107
Net cash provided by operating activities	2,904,466	10,777,843	6,544,879

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,783,440)	(1,159,355)	(283,100)
Purchase of intangible assets	(1,051,138)	-	-
Purchase of DAJI	(75,044)	-	-
Deposits paid for business acquisitions	(9,313,225)	-	-
Proceeds from disposal of equipment	-	-	5,942
Net cash used in investing activities	(13,222,847)	(1,159,355)	(277,158)

Cash Flows from Financing Activities:
Ordinary shares issued for cash	10,965,553	9,342,339	627,628
Cash contribution from non-controlling shareholders	37,522	-	-
Dividend payment	(375,000)	-	-
Proceeds from short-term loans	2,163,037	3,129,711	1,396,382
Repayments of short-term loans	(2,118,893)	(2,067,332)	(1,752,905)
Net cash provided by financing activities	10,672,219	10,404,718	271,105

Effect of exchange rate changes on cash and cash equivalents	2,550,149	(1,169,213)	(622,883)

Net increase in cash and cash equivalents	2,903,987	18,853,993	5,915,943
Cash and cash equivalents at the beginning of year	33,654,765	14,800,772	8,884,829

Cash and cash equivalents at the end of year	$36,558,752	$33,654,765	$14,800,772

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$1,209,381	$3,176,269	$3,007,047
Cash paid for interest expense	$111,790	$98,086	$83,549

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS BIOTECH GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Happiness Biotech Group Limited (“Happiness Biotech”) is a holding company incorporated on February 13, 2018 under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Biology Technology Group Limited (“Happiness Hong Kong”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Nanping) Biotech Co., Limited (“Happiness Nanping”).

Happiness Nanping is a holding company of all of the equity or ownership of Fujian Happiness Biotech Co., Limited (“Fujian Happiness”), Fuzhou Happiness Enterprise Management Consulting Co., Ltd. and Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”).

Fujian Happiness is a limited liability company established under the laws of the People’s Republic of China (“PRC”) on November 19, 2004.

Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Limited (“Shunchang Happiness”) and also owns 51% of Fujian Happiness comes Medical Equipment Manufacturing Co., Limited.

Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China etc.

Hangzhou C'est la vie Interactive Technology Co., Ltd. ("Hangzhou C'est la vie") is a limited liability company established under the laws of the PRC on August 26, 2020. Through Hangzhou C’est la vie, the Company operated the online sales business.

Happy Buy (Fujian) Automobile Service Co., Ltd. ("Happy Buy Automobile") is a limited liability company established under the laws of the PRC on October 27, 2020. Through Happy Buy Automobile, the Company purchases and sells automobiles to the customers.

Happy Optimal (Fujian) Network Technology Co., Ltd. ("Happy Optimal") is a limited liability company established under the laws of the PRC on December 29, 2020. Through Happy Optimal, the Company provides internet information and advertising services.

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Biotech Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Limited,  a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping. Happiness Biotech, Happiness Hong Kong and Happiness Nanping are all holding companies and had not commenced operation until August 21, 2018.

Prior to the reorganization, Mr. Wang Xuezhu, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Wang Xuezhu and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Nanping, which is 100% owned by Happiness Hong Kong. After the reorganization, Happiness Biotech owns 100% equity interests of Fujian Happiness. Mr. Wang Xuezhu, who owns 52.37% ownership of Happiness Biotech, became the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control. Therefore, the above mentioned transactions were accounted for as a recapitalization. The reorganization has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value was changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. As of March 31, 2019, the Company has 23,000,000 ordinary shares issued and outstanding. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

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

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities

Happiness (Nanping) Biotech Co., Ltd. (“Nanping Happiness”)	June 1, 2018	PRC	US$ 36,100,000		Investment
Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	November 19, 2004	PRC	RMB 100,000,000	100% by Nanping Happiness	Research, development, production and selling of nutraceutical and dietary supplements
Fujian Happiness comes Medical Equipment Manufacturing Co., Ltd.	April 15, 2020	PRC	RMB 10,000,000	51% by Fujian Happiness	Selling of medical equipment
Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”)	May 19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi
Fuzhou Happiness Enterprise Management Consulting Co., Ltd.	December 15, 2020	PRC	RMB 1,000,000	100% by Nanping Happiness	Management and consulting service
Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”)	July 16, 2020	PRC	RMB 30,000,000	100% by Nanping Happiness	Advertising service, online sales
Fujian Happy Studio Network Technology Co. LTD	August 10, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service
Hangzhou C'est la vie Interactive Technology Co., Ltd. (“Hangzhou C’est la vie”)	August 26, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Online sales
Fujian Lever Media Co., Ltd. (“Fujian Lever”)	March 1, 2021	PRC	RMB 10,000,000	51% by Hangzhou C'est la vie	Online sales
Shunchang Bangren Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 100,000	100% by Fujian Lever	Online sales
Shunchang Baolong Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 100,000	100% by Fujian Lever	Online sales
Shunchang Shihong Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 100,000	100% by Fujian Lever	Online sales
Happiness Youdao (Hangzhou) Electronic Commerce Co., Ltd.	August 21, 2017	PRC	RMB 10,000,000	70% by Hangzhou C'est la vie	Online sales
Putian City Hanjiang District Luochen Network Technology Co., Ltd. (“Putian Luochen”)	February 8, 2021	PRC	RMB 100,000	100% by Hangzhou C'est la vie	Online sales
Putian City Hanjiang District Qiyao Trading Co., Ltd.	February 9, 2021	PRC	RMB 100,000	100% by Putian Luochen	Online sales
Putian City Hanjiang District Zhiran Trading Co., Ltd.	February 8, 2021	PRC	RMB 100,000	100% by Putian Luochen	Online sales
Fujian Seravi Electronic Commerce Co., Ltd. (“Fujian Seravi”)	November 30, 2020	PRC	RMB 10,000,000	100% by Hangzhou C'est la vie	Online sales
Shunchang Qida Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Shenghui Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales

Shunchang Zhibo Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Shenzhou Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Penghong Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Tongyuan Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Guangxiang Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Lishijin Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Wangfu Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 100,000	100% by Fujian Seravi	Online sales
Shunchang Yibo Electronic Commerce Co., Ltd.	December 1, 2020	PRC	RMB 100,000	100% by Fujian Seravi	Online sales
Shunchang Herui Electronic Commerce Co., Ltd.	December 1, 2020	PRC	RMB 100,000	100% by Fujian Seravi	Online sales
Shunchang Runhao Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Xianghong Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Fujian Daji Media Co., Ltd. (“Daji”)	February 1, 2021	PRC	RMB 10,000,000	51% by Happy Buy	Live streaming service

Happy Buy (Fujian) Automobile Service Co., Ltd. (“Happy Buy Automobile”)	October 27, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Automobile sales
Happy Buy (Nanping) Automobile Sales Co., Ltd.	December 15, 2020	PRC	RMB 5,000,000	100% by Happy Buy Automobile	Automobile sales
Happy Optimal (Fujian) Network Technology Co., Ltd. (“Happy Optimal”)	December 29, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service
Shunchang Jiefei Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Happy Optimal	Online sales
Shunchang Happy Cat Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 30,000	100% by Happy Optimal	Online sales
Shunchang Xiaocongcong Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 30,000	100% by Happy Optimal	Online sales
Shunchang Wansheng Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Happy Optimal	Online sales
Happy Feiyue (Fujian) Network Technology Co., Ltd.	March 19, 2021	PRC	RMB 10,000,000	70% by Happy Buy	Online sales

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Happiness Biotech and its subsidiaries (collectively, the “Company”). All inter-company balances and transactions have been eliminated upon consolidation.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB ASC 350 guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. As of March 31, 2021 and 2020, there was no impairment indicator identified.

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

Intangible Assets, net

Intangible assets purchased from third parties are initially recorded at cost. The intangible assets are amortized using the straight-line method over the estimated useful lives of the assets. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed.

The estimated useful lives of intangible assets are as follows:

Useful life
Land use right	50 years
Licensed software	10 years

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2021 and 2020.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, and income taxes payable and to approximate the fair value of the respective assets and liabilities at March 31, 2021 and 2020 based upon the short-term nature of the assets and liabilities.

Revenue Recognition

The Company generates its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services. The Company’s revenue recognition policies were in compliance with ASC 605, Revenue Recognition, for the period prior to April 1, 2019. Under this standard., sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year. The transportation fee is borne by the customers in the condition of products return. There was less than 1% products return of online sales incurred for the year ended March 31, 2021 and no products return incurred for the years ended March 31, 2020 and 2019.

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

Healthcare products

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

Automobile

The Company sells automobiles in fiscal year 2021. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g. value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment. Customers are required to pay under the customary payment terms, which is generally less than six months.

Online store

The Company sells various goods through its online store business in fiscal year 2021. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g. value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment. Customers are required to pay to the third party platform before the goods were send out and the Company will receive the amount from the third party platform after the customer sign off the acceptance form on the platform.

Internet information and advertising service

The Company provides internet information and advertising service online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g. value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. The selling price per click, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the completion of the service. Customers are required to pay to the Company in advance according to the contract.

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

The following table presents an overview of our sales from our product lines for the years ended March 31, 2021, 2020 and 2019:

	For the years ended March 31,
	2021	2020	2019
Nutraceutical and dietary supplements	$45,389,702	$65,061,953	$63,936,185
Online store	13,473,626	-	-
Internet information and advertising	9,245,019	-	-
Automobile	3,376,356	-	-
Revenue	$71,484,703	$65,061,953	$63,936,185

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts. For the years ended March 31, 2021, 2020 and 2019, the Company recognized government grants of $63,520, $162,268 and $146,992, respectively, for the government support of the Company’s research and development activities and patent applications. The government grants were recorded as other income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services, raw materials, and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred as selling and marketing expense. Shipping and handling costs were $1,104,120, $1,869,505 and $1,841,312 for the years ended March 31, 2021, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $5,720,458, $3,856,921 and $3,217,096 for the years ended March 31, 2021, 2020 and 2019, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including stock options, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Stock option forfeitures are recognized at the date of employee termination. Effective April 1, 2019, the Company adopted ASU 2018-07 for the accounting of share-based payments granted to non-employees for goods and services and no material impacts to the Financial Statements.

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2021 and 2020.

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

As of March 31, 2021, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 440.5 million (US$65.5 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the value added tax (“VAT”) for merchandise sales and services performed. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018 and before April 1, 2019, the Company is subject to a VAT rate of 16%. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law.

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

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of income and comprehensive income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

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

	March 31, 2021	March 31,2020	March 31,2019
Period-end spot rate	US$1=RMB 6.5713 Yuan	US$1=RMB 7.0851 Yuan	US$1=RMB 6.7335 Yuan
Average rate	US$1=RMB 6.7960 Yuan	US$1=RMB 6.9655 Yuan	US$1=RMB 6.7317 Yuan

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of income and comprehensive income.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of March 31, 2021 and 2020, cash and cash equivalents of $36,203,665 (RMB 237,905,147 Yuan) and $33,430,403 (RMB 236,857,749 Yuan), respectively, is denominated in RMB and is held in PRC.

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

The Company was impacted by the COVID-19 pandemic in many ways, including the plump of closures of experience stores, diving sales by distribution channels, and shut down or partly shut down of production facilities for around three months in the year ended March 31, 2021. Revenue recovered quickly after the Company reopened and increased 10% in the year 2021 compared with 2020 as the Company expanded its online distribution channel and also from several new business stream.

Despite the fact that China has largely brought the pandemic under control, there is still a high degree of uncertainty as to how the pandemic will evolve going forward. A new outbreak in China could cause new disruptions of our production, distribution and sales, and have an adverse impact on our business, financial condition and results of operations for the remainder of the fiscal year ending March 31, 2022, which cannot be reasonably estimated at the current stage. The Company will regularly assess its business conditions and adopt measures to mitigate any new impact of the ongoing pandemic.

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

In October 2020, the FASB issued Accounting Standards Update No. 2020-10, Codification Improvements – Disclosures (“ASU 2020-10”) to align with the SEC’s regulations. This ASU improves consistency by amending the codification to include all disclosure guidance in the appropriate disclosure sections and clarifies application of various provisions in the Codification by amending and adding new headings, cross referencing to other guidance, and refining or correcting terminology. The Company will adopt ASU 2020-10 as of the reporting period beginning April 1, 2021. This ASU will not affect the Company's results of operations, cash flows or financial position and the Company does not expect the adoption to have a material impact on the disclosures to the consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2021 and 2020:

	As of March 31,	As of March 31,
	2021	2020
Accounts receivable, gross	$34,563,743	$30,036,448
Less: allowance for doubtful accounts	-	-
Accounts receivable	$34,563,743	$30,036,448

The Company recorded no allowance for doubtful accounts as of March 31, 2021 and 2020. The Company gives its customers credit period of 180 days and continually assesses the recoverability of uncollected accounts receivable. As of March 31, 2021 and 2020, the balances of the Company’s accounts receivable are all due within 1 year. The Company believes the balances of its accounts receivable are fully recoverable as of March 31, 2021.

NOTE 4 – INVENTORIES

Inventories consisted of the following as of March 31, 2021 and 2020:

	As of March 31,	As of March 31,
	2021	2020
Raw materials	$1,422,941	$1,647,667
Work in process	34,717	-
Finished goods	327,721	381,739
Total	$1,785,379	$2,029,406

No lower of cost or net realizable value adjustment was recorded as of March 31, 2021 and 2020, respectively.

No inventory provision or write-downs for the years ended March 31, 2021 and 2019. The inventory write-downs for the year ended March 31, 2020 was $117,753.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of March 31, 2021 and 2020:

	As of March 31,	As of March 31,
	2021	2020
Prepayments to suppliers	$9,334,225	$3,564,705
Other current assets	12,855,519	699,425
Total	$22,189,744	$4,264,130

The Company and Fujian Shennong Jiagu Development Co., Ltd. (Fujian Shennong) are in negotiation for  the Company to acquired 51% of Fujian Shennong and the Company has paid $9,130,613 (RMB 60 million) to the owner of Fujian Shennong as a deposit for the transaction. Fujian Shennong is a company focusing on trading of agriculture products, which generates a stable revenue and maintain a solid customers base. The transaction is expected to be completed within one year pending parties complete their due diligence and Fujian Shennong to provide audited financial statements. If the parties are not able to complete this transaction, the deposit will be refunded to the Company.

In fiscal year 2021, the Company made a prepayment of $8,877,817 (RMB 58.3 million) to Shandong Guanxian Lingzhibao Biological Co., Ltd. (Guanxian Lingzhibao) to purchase certain materials that the Company uses in its products. The prepayment was deposit for raw material purchase in order to secure the quantities Guanxian Linzhibao produces. The prepayment the Company made is fully refundable in condition of failure of supply caused by Guanxian Lingzhibao. As of March 31, 2021, the Company has received approximate $5,000,000 of products and $4,022,851 (approximately RMB 26.4 million) prepayments made to Guanxian Lingzhibao remained outstanding.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of March 31, 2021 and 2020:

	As of March 31,	As of March 31,
	2021	2020
Buildings	$12,813,510	$9,590,058
Machinery	2,867,046	2,339,879
Furniture, fixture and electronic equipment	231,929	163,819
Vehicles	147,132	131,381
Total property plant and equipment, at cost	16,059,617	12,225,137
Less: accumulated depreciation	(5,545,586)	(4,328,636)
Property, plant and equipment, net	$10,514,031	$7,896,501

As of March 31, 2021 and 2020, the Company pledged its building with a carrying value of approximately $5.1 million and $5.1 million, respectively, as the collateral for short-term bank loans (see Note 9).

Depreciation expense was $849,454, $674,247 and $682,462 for the years ended March 31, 2021, 2020 and 2019, respectively. Depreciation allocated as manufacturing overhead to inventories was $589,610, $555,636 and $568,017 for the years ended March 31, 2021, 2020 and 2019, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

	As of March 31,	As of March 31,
	2021	2020
Land use right, cost	$879,886	$811,194
Software, cost	1,084,858	-
Total	1,964,744	811,194
Less: accumulated amortization	(132,645)	(91,472)
Intangible assets, net	$1,832,099	$719,722

The Company purchased several software to support its business operation in fiscal year 2021.

As of March 31, 2021 and 2020, the Company pledged its land use right on its land with a carrying value of $758,504 (29,720 square meters) and $719,722 (29,720 square meters), respectively, as the collateral for a short-term bank loans (see Note 9).

Amortization expense was $31,425, $16,502 and $17,076 for the years ended March 31, 2021, 2020 and 2019, respectively.

Estimated future amortization expense is as follows as of March 31, 2021:

Years ending March 31,	Amortization expense

2022	$126,084
2023	126,084
2024	126,084
2025	126,084
2026	126,084
Thereafter	1,201,679
$1,832,099

NOTE 8 – OTHER ASSETS

Other assets consisted of the following as of March 31, 2021 and 2020:

	As of March 31,	As of March 31,
	2021	2020
Prepayments for advertising or marketing	$4,909,840	$6,200,104
Prepayment of celebrity endorsement fee	228,265	296,397
Total	$5,138,105	$6,496,501

The Company entered into several agreements with 50 exclusive distributors to provide subsidy of $152,177 (RMB 1 million) to each exclusive distributor for advertising and marketing. The prepayments were amortized within the contract periods of 3 years. In order to promote the culture of Chinese medicine and to seek for opportunities to export traditional Chinese herbal products to overseas health care and wellness market, the Company entered into a business development cooperation agreement with a service company located in the U.S. The agreement has a 3-year term for a total of $1,600,000. The service provider will provide market channel and advertisement supports to the Company.

In October 2018, the Company paid a celebrity endorsement fee of $445,533 (RMB 3 million). The celebrity endorsement contract is for a period of 5 years.

NOTE 9 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following as of March 31, 2021 and 2020:

	As of March 31,	As of March 31,
	2021	2020
Industrial Bank Co., Ltd	$1,065,238	$987,989
Postal Saving Bank of China	1,171,762	1,044,445
Total	$2,237,000	$2,032,434

On May 4, 2018, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,039,578 (RMB 7 million Yuan) as working capital for one year with due date on April 21, 2019 and it was renewed in 2019 for another year. The loan bears a fixed interest rate of 1-year Loan Prime Rate (“LPR”) +2.19% on the date of drawing per annum. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang, Mr. Xianfu Wang, and Mrs. Yanying Lin. Based on guarantee contract the maximum guaranteed amount was RMB 7 million Yuan. The Company also pledged its building and land use rights as collaterals. Based on the pledge agreement, the maximum pledged amount was RMB 17.4 million Yuan. There were no loan guarantee fees paid to the personal guarantors. In April 2020, Fujian Happiness renewed the loan agreement with Industrial Bank Co. Ltd for $1,065,238 (RMB 7,000,000) bearing interest rate at LPR plus 1.45% per annum, payable monthly. The loan was expired and paid off in April 2021.

On June 24, 2019, the Company entered into a loan facility framework agreement with Postal Saving Bank of China. The agreement allows the Company to access a total borrowing of approximately $3.4 million (RMB 24.4 million Yuan) for short-term loans. The loan facility agreement is valid until June 23, 2025 and subject to renewal. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang and Happiness Nanping. The Company also pledged its building and land use right as collaterals. Pursuant to the loan facility agreement with Postal Saving Bank of China, which is valid from June 24, 2019 to June 23, 2025. On January 15, 2020 and February 6, 2020, the Company entered into a loan agreement of $846,848 (RMB 6.0 million) and $197,597 (RMB 1.4 million) short-term loans bearing fixed interest rate of 4.35%, which was due on January 14, 2021 and February 5, 2021, respectively. The Company repaid RMB 7.4 million during year ended March 31, 2021. In addition, on April 7, 2020 and January 15, 2021, the Company entered into a loan agreement of RMB 1.7 million Yuan and RMB 6.0 million Yuan with Postal Saving Bank of China as working capital for one year, respectively. The loans bear a fixed interest rate of LPR+20 BP; and the Company repaid RMB 1.7 million Yuan on April 6, 2021 and April 8, 2021.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of March 31,	As of March 31,
	2021	2020
Buildings, net	$5,062,724	$5,079,080
Land use rights, net	758,504	719,722
Total	$5,821,228	$5,798,802

For the years ended March 31, 2021, 2020 and 2019, interest expense on all short-term bank loans amounted to $111,790, $98,086 and $83,549, respectively.

NOTE 10 – AMOUNTS DUE TO RELATED PARTY

As of March 31, 2020, $844,716 due to related party were payables due to Xuezhu Wang, CEO of the Company, for the payment of expenses on behalf of the Company. The Company repaid the amount due to CEO during the year ended March 31, 2021 and the amount due to related party was $0 at March 31, 2021.

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

In May 2018, the Company received $627,628 (RMB 4,000,000 Yuan) from two investors into Fujian Happiness.

On March 4, 2019, the Company subdivided its 50,000 ordinary shares into 90,000,000 Ordinary shares and 10,000,000 Preferred shares. The authorized ordinary shares became 100,000,000 shares and the par value changed from $1 to $0.0005. On the same day, the Company cancelled 77,223,100 ordinary shares and sold additional 223,100 ordinary shares. The Company has retrospectively reflected the stock subdivision and cancellation in all periods presented in these financial statements.

On October 25, 2019, the Company announced the closing of its initial public offering of 2,000,000 ordinary shares, US$0.0005 par value per share (“Ordinary Shares”) at an offering price of $5.50 per share for a total of $11,000,000 in gross proceeds. The Company raised total net proceeds of $9,342,339 after deducting underwriting discounts and commissions and offering expenses.

The Company entered several Securities Purchase Agreement from September 2020 through March 2021. Pursuant to which, the Company issued 5,100,000 ordinary shares to the purchasers with a total consideration amounted $10,965,703. The Company collected total net proceeds of $10,725,700 after deducting commissions and offering expenses.

On March 15, 2021, the Company issued 381,580 ordinary shares to its management and employees for their service. The Company recorded compensation cost $778,423 according to the fair value of the shares issued.

Non-controlling Interest

Non-controlling interests represent the interest of non-controlling shareholder in Happiness Biotech Group Limited based on his proportionate interests in the equity of that company adjusted for its proportionate share of income or losses from operations. See Note 1 for details of the Company and its operating subsidiaries ownership.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2019, $56,077 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve reached 50% of its registered capital. In 2020, no statutory surplus was appropriated. In 2021, $5,558,669 was appropriated by Fujian Happiness to the statutory surplus reserve. The reserved amounts as determined pursuant to PRC statutory laws amounted $7,622,765 and $2,064,096 as of March 31, 2021 and 2020.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory surplus reserves of the Company in PRC amounted $18,978,449 and $7,778,259 as of March 31, 2021 and 2020, respectively.

As of March 31, 2021, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 440.5 million (US$65.5 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time.

Dividend

On July 31, 2020, the Board of the Company declared a special cash dividend of $0.015 per Ordinary Shares. The dividend, equal to $375,000 in the aggregate, was fully paid on August 17, 2020.

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

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Days	Intrinsic Value
Options Outstanding as of March 31, 2019	-	$-	-	$-
Options Exercisable as of March 31, 2019	-	$-	-
Options granted	300,000	5.12	45	-
Options forfeited	-	-	-	-
Options expired	(300,000)	5.12	45	-

Options Outstanding as of March 31, 2021 and 2020	-	$-	-	$-
Options Exercisable as of March 31, 2021 and 2020	-	$-	-	$-

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

The Company’s outstanding and exercisable warrants as of March 31, 2021 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2019	-	$-	-	$-
Warrants granted	160,000	$6.60	5.0	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2021 and 2020, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2021.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended March 31,
	2021	2020	2019
PRC statutory income tax rate	25%	25%	25%
Effect of PRC preferential tax rate	(10)%	(10)%	(10)%
Effect of other deductible expenses	7.4%	3.3%	(0.5)%
Total	22.4%	18.3%	14.5%

The provision for income tax consisted of the following:

	For the years ended March 31,
	2021	2020	2019
Current income tax provision	$959,384	$2,844,087	$3,183,154
Deferred income tax provision	-	-	-
Total	$959,384	$2,844,087	$3,183,154

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded no deferred tax assets and liabilities as of March 31, 2021, 2020 and 2019, as there were no material temporary difference between the carrying amounts of assets and liabilities.

(b) Income Tax Payable

The Company’s taxes payable as of March 31, 2021 and 2020 consisted of the following:

	As of March 31,	As of March 31,
	2021	2020
Income tax payable	$377,025	$568,830
VAT payable	(53,035)	109,414
Other tax payables	10,533	18,408
Total	$334,523	$696,652

NOTE 13 – BUSINESS COMBINATION

On February 1, 2021, the Company acquired 51% equity interest of DAJI with total cash consideration of $75,044 (RMB510,000). DAJI is a company incorporated in Nanjing, the PRC and engages in providing live show service. The results of DAJI have been included in the consolidated financial statements of the Company since the acquisition date of February 1, 2021.

On the acquisition date, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows. Fair value of the non-controlling interests was estimated based on the equity value of DAJI derived by the discounted cash flow method after considering a discount for lack of control:

Net liabilities acquired	$(11,544)

Goodwill	162,832
Non-controlling interests	(76,244)
Total	75,044

Purchase price – cash consideration	$75,044

The accompanying unaudited pro forma combined statements of operations presents the accounts of the Company and DAJI for the years ended March 31, 2021 and 2020, respectively, assuming the acquisition occurred on April 1, 2019.

2021 Summary Statement of Operations	HAPPINESS BIOTECH GROUP LIMITED	DAJI	Combined

Revenue	$71,433,130	$175,425	$71,608,555

Net Income (Loss)	$683,926	$(2,333)	$681,593

Net Income (Loss) per ordinary share - basic and diluted	$0.03		$0.03

Weighted average ordinary shares - basic and diluted	26,160,270		26,160,270

2020 Summary Statement of Operations	HAPPINESS BIOTECH GROUP LIMITED	DAJI	Combined

Revenue	$65,061,953	$7,429	$65,069,382

Net Income (Loss)	$12,688,035	$(21)	$12,688,014

Net Income (Loss) per ordinary share - basic and diluted	$0.53		$0.53

Weighted average ordinary shares - basic and diluted	23,843,836		23,843,836

NOTE 14 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2021 and 2020, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2021 and 2020, Company has no pending legal proceedings.

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the years ended March 31, 2021, 2020 and 2019, no individual customer accounted for more than 10% of the Company’s total revenues.

For the years ended March 31, 2021 and 2020, the Company purchased a substantial portion of raw materials from one third-party supplier (16.84% of total raw materials purchase for the year ended March 31, 2021 and 16.67% of total raw materials purchases for the year ended March 31, 2020). As of March 31, 2021, the amounts due to this vendor was $645,635. As of March 31, 2020, the amounts due to this vendor was $-0-. For the year ended March 31, 2019, the Company purchased a substantial portion of raw materials from two third-party suppliers (12.7% and 11.7% of total purchases for the year ended March 31, 2019, respectively). As of March 31, 2019, the amounts due to the two vendors were $384,547 and $129,984, respectively. The Company believes there are numerous other suppliers that could be substituted should these suppliers become unavailable or non-competitive.

NOTE 16 – SUBSEQUENT EVENTS

On February 24, 2021, the Company signed a share purchase agreement with the shareholder of Fuzhou Baodeng Trading Co., Ltd. (“Baodeng”). Pursuant to which, the Company purchased 51% of Baodeng from the shareholder with a total consideration amounted to $257,179 (RMB 1,690,000). As of March 31, 2021, the Company has made a deposit of $182,612 (RMB 1,200,000). Baodeng provides management service to the online stores under on JD.com platform. The transaction is completed on April 1, 2021. The Company started to consolidate Baodeng since April 1, 2021 after the transaction is completed. The Company evaluated and determined that the combination did not meet the significance tests under the reporting requirements.

On May 8, 2021, the Company entered into a Max Pledge Amount Agreement with Industrial Bank Co., Ltd. Pursuant to which, the Company obtained a total $2,617,443 (RMB 17,200,000 Yuan) bank facility with its building and land use right as collaterals. There were no loan guarantee fees paid to the personal guarantors.

On June 9, 2021, the Company borrowed $1,065,238 (RMB 7,000,000) under the above Max Pledge Amount Agreement from Industrial Bank Co., Ltd and shall be repaid by June 5, 2022. The loan bears a fixed interest rate of 1-year Loan Prime Rate (“LPR”) +0.75% on the date of drawing per annum.

On June 21, 2021, the Company issued an aggregate of 231,445 ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $351,812.

On July 1, 2021, the Company has completed a registered direct offering with four non-U.S. investors on Form F-3 (File No. 333-250026) for gross proceeds of $2.2 million before deducting any offering expenses. The 1,240,000 shares were purchased by four non-U.S. investors.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 4, 2019
1.2	Restate and Amended Memorandum and Articles of Association	F-1	3.2	March 28, 2019
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Employment Agreement by and between CFO Jiong Bian and the Company dated August 26, 2018	F-1	10.4	March 28, 2019
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Furnished herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 2, 2021	HAPPINESS BIOTECH GROUP LIMITED

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer