Form 20-F/A
period 2021-03-31
Happiness Biotech Group Ltd
filed 2021-08-02
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO.1 TO

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

Commission file number: 001-39098

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

This Amendment (this “Amendment”) to the annual report on Form 20-F (File No.001-39098), initially filed on August 2, 2021 is being filed as an exhibits-only filing, solely for the purpose of adding Exhibit 23.1, which was inadvertently omitted from the Form 20-F.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form	Exhibit	Filing Date	herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 4, 2019
1.2	Restate and Amended Memorandum and Articles of Association	F-1	3.2	March 28, 2019
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Employment Agreement by and between CFO Jiong Bian and the Company dated August 26, 2018	F-1	10.4	March 28, 2019
8.1	List of Subsidiaries	20-F	8.1	August 2, 2021
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
12.1	Certification of the Chief Executive Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				Furnished herewith
23.1	Consent of Briggs & Veselka Co.				X

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 2, 2021	HAPPINESS BIOTECH GROUP LIMITED

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer

2