Form 20-F
period 2022-03-31
Happiness Development Group Ltd
filed 2022-08-16
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 333-230170

Happiness Development Group Limited

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

Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

* Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Class A ordinary shares, par value US$0.0005 per share	HAPP	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 15, 2022  were 66,854,583 Class A ordinary shares, par value $0.0005 per share and 12,245,100 Class B ordinary shares, par value $0.0005 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“Fujian Happiness” is to Fujian Happiness Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Nanping;

●	“Shunchang Happiness” is to Shunchang Happiness Nutraceutical Co., Ltd, a 100% subsidiary of “Fujian Happiness”;

●	“HAPP,” “Happiness Development,” “we,” “us,” “our company” and “our” refer to Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”), an exempted company registered in the Cayman Islands with limited liability, and its subsidiaries and its consolidated variable interest entities, and, in the context of describing our operations and combined and consolidated financial information, also include its affiliated entity and its subsidiaries;

●	“Happiness Hong Kong” refers to Happiness Biology Technology Group Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Happiness Development;

●	“Happiness Nanping” refers to Happiness (Nanping) Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Hong Kong;

●	“Happy Buy” refers to Happy Buy (Fujian) Internet Technology Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Nanping;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“Shares,” “shares,” or “ordinary shares” refers to the ordinary shares, par value $0.0005, of Happiness Development; and

●	“Taochejun,” refers Taochejun (Fujian) Auto Sales Co., Limited., a 51% subsidiary controlled by Happiness Nanping; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

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

A. [Reserved]

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

Summary of Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include but not limited to the following:

Risk factors relating to our business include but not limited to the following:

●	We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events. See more detailed discussion of this risk factor on page 5 of this annual report.

●	Our failure to compete effectively could adversely affect our market share, revenues and growth prospects. See more detailed discussion of this risk factor on page 6 of this annual report.

●	Any disruption in the supply chain of suppliers for and our dietary supplement products and our e-commerce solutions services could adversely impact our ability to produce products and deliver services. See more detailed discussion of this risk factor on page 7 of this annual report.

●	We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we fail to increase our brands’ recognition, we may face difficulty in obtaining new customers. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we are unable to provide superior user experience, we may not be able to maintain or grow our user base or keep our users highly engaged. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we fail to renew our Food Production License and registration of our nutraceutical and dietary supplements products, we may receive fines or even sanctions which may prohibit us from production. See more detailed discussion of this risk factor on page 8 of this annual report.

●	Developments in China’s automotive industry will impact our automobile sales business’s net revenues and future growth, including government regulations and policies. See more detailed discussion of this risk factor on page 9 of this annual report.

Risk factors relating to doing business in China include but not limited to the following:

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. See more detailed discussion of this risk factor on page 11 of this annual report.

●	Our business is subject to certain PRC laws and regulations. There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in. See more detailed discussion of this risk factor on page 12 of this annual report.

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition and results of operations. See more detailed discussion of this risk factor on page 13 of this annual report.

●	The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. See more detailed discussion of this risk factor on page 14 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See more detailed discussion of this risk factor on page 15 of this annual report.

●	Our subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors. See more detailed discussion of this risk factor on page 12 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 16 of this annual report.

●	Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC. See more detailed discussion of this risk factor on page 17 of this annual report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See more detailed discussion of this risk factor on page 16 of this annual report.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries. See more detailed discussion of this risk factor on page 19 of this annual report.

●	Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it. See more detailed discussion of this risk factor on page 18 of this annual report.

●	Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms. See more detailed discussion of this risk factor on page 19 of this annual report.

●	We are subject to the risks relating to the restrictions on paying dividends or making other payments to us by our subsidiaries in China. See more detailed discussion of this risk factor on page 20 of this annual report.

Risk factors relating to our Ordinary Shares include but not limited to the following:

●	Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims and limit shareholders’ ability to bring claims. See more detailed discussion of this risk factor on page 21 of this annual report.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See more detailed discussion of this risk factor on page 21 of this annual report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See more detailed discussion of this risk factor on page 22 of this annual report.

●	We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company. See more detailed discussion of this risk factor on page 22 of this annual report.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. See more detailed discussion of this risk factor on page 23 of this annual report.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares. See more detailed discussion of this risk factor on page 23 of this annual report.

●	We may be exposed to potential risks relating to our internal controls over financial reporting. See more detailed discussion of this risk factor on page 25 of this annual report.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage. See more detailed discussion of this risk factor on page 25 of this annual report.

●	Our ordinary shares are very thinly traded, and there can be no assurance that there will be an active market for our ordinary shares in the future. See more detailed discussion of this risk factor on page 25 of this annual report.

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

In particular, the Chinese government took a number of actions in order to contain the spread of COVID-19, including mandatory quarantine requirements, shutdown of schools, travel restrictions, prohibition of public gatherings, temporary closure of office buildings and facilities and postponed resumption of business operations. More specifically, the COVID-19 has negatively affected our business and operations in many ways, including the plump closures of experience stores, diving sales in our distribution channels of dietary supplement products, and shut down of production facilities for a period of approximately three months in 2020. And due to the continual impact of COVID-19 to our experience stores, we closed certain stores in 2021. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China, including Shanghai, Beijing, Jiangsu, Yunnan, Liaoning and Fujian, due to the Delta and Omicron variants. As a result, similar emergency measures such as lockdown and mass testing policies have been implemented to contain further spread of COVID-19. More than 80% of the company’s suppliers and customers have experienced lockdowns in different levels. At least 30% of the company’s revenue was affected due to the constant spread of COVID-19 which increased costs and expenses. COVID-19 prevents people from gathering and has a great impact on the company’s travel authorized stores. Although the company invested a lot to maintain these specialty stores, there are still more than 7 stores closed this year. The lockdown also has a certain impact on e-commerce sales, mainly due to the impact of logistics and express delivery.

Many of the quarantine measures within China have been relaxed as of the date of this annual report, however, relaxation of restrictions on economic and social activities may lead to new cases. There have been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected. While the potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

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

As to the dietary supplement products we manufacture and the services we provided, we must manage our supply chain for raw materials and delivery of dietary supplement our products. Our top five suppliers provided approximately 61.85%   of the sourcing of the supplies for our business for the year ended March 31, 2022.

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

The Food Safety Law of PRC, which was amended on April 24, 2015 and became effective on October 1 2015, requires the producers and business operators of dietary supplements to obtain licensing and to carry out production and operation in accordance with food safety standards. On February 26, 2016, the State Food and Drug Administration (the “CFDA”) promulgated the Administrative Measures for the Registration and Record-filing of Dietary Supplements which became effective on July 1, 2016. In accordance with the Administrative Measures for the Registration and Record-filing of Dietary Supplements, dietary supplements that use raw materials other than those included in the catalogue of raw materials for dietary supplements shall be registered with CFDA. Furthermore, dietary supplements whose raw materials used have been included in the catalogue of raw materials for dietary supplements shall be subject to record-filing. Under the laws and regulations on nutraceutical and dietary supplements, we have obtained Food Production License in December 2017 from Nanping Food and Drug Administration and the registration or record-filing of each nutraceutical and dietary supplements product that we produced. We have been closely monitoring the status of all the permits and applied for renewal before the relevant certificate expired. The failure to renew the relevant licenses and/or registrations may subject us to fines or sanctions which will have negative impact on our production.

The fluctuation and seasonality of tourism in China could adversely affect the sales of our experience stores for our dietary supplement products.

We launched the experience store model to stimulate our sales in 2017. As of March 31, 2022, we had 10 experience stores in Xiamen, Mount Wuyi, Quzhou, Chaozhou, Guilin and other tourism sites in China, respectively.  Experience stores are all located in famous scenery areas in China. Such stores are targeted to tourists, and will be the focus of our growth in the future. The sales of our experience stores could be affected by the fluctuation and seasonality of tourism in China. The strict quarantine rule and travel restrictions enforced by PRC government and local governments enforced in 2020 due to the outbreak of COVID-19 have negatively affected the volume of tourists in the cities where our experience stores are located. Although of the quarantine measures within China have been relaxed as of the date of this annual report, there has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check, which places uncertainty on our sales of our experience stores.

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

In addition, our automobile sales business is focused on third and fourth tier cities in China mainly due to the increasing consumer demand of neighborhood electric vehicles, or “NEVs”, lower initial investment costs, more affordable lease and less marketing costs. If there is a negative trend in the economy, consumer demand in third and fourth tier cities would decrease and thereby adversely affect our operations and financial conditions.

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

Risks Related to Doing Business in China

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Although we operate substantially in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, TPS Thayer LLC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“HFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Our independent registered public accounting firm issued an audit opinion on the financial statements incorporated by reference in this annual report filed with the SEC. As an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. Our auditor is located in Sugar Land, Texas, not mainland China or Hong Kong. Furthermore, our auditor is not among the auditor firms listed on an HFCAA Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. Recent developments with respect to audits of companies of which the major operations are in China, such as us, create uncertainty about the ability of our auditor to fully cooperate with the PCAOB’s request for audit work papers without the approval of the Chinese authorities. As a result, our investors may be deprived of the benefits of PCAOB’s oversight of our auditors through such inspections.

Should the PCAOB be unable to fully conduct inspections of our auditors’ work papers due to a position taken by one or more authorities in the foreign jurisdiction, it will make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. Investors may consequently lose confidence in our reported financial information and procedures and the quality of our financial statements, which would adversely affect the market price of our Ordinary Shares.

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

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition and results of operations.

We are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Our compliance obligations include those relating to the Data Protection Act (As revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, and among us, our subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and network information security risk in connection with the overseas listing. As of today, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As of today, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As advised by our PRC counsel, Allbright Law Offices, we are unlikely to be subject to cybersecurity review, because: (i) we have not received any notice from governmental agency to treat us as an operator of critical information infrastructure, and (ii) we have not received any notice from governmental agency to treat us as an online platform operator who possesses personal information of more than one million users. In addition, we currently do not have over one million users’ personal information and do not anticipate to collect over one million users’ personal information in the foreseeable future. If we ever became subject to the cybersecurity review of CAC in the future as the applicable rules, regulations, policies or the interpretation thereof change, during such review, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant e-commerce businesses, including our internet information and advertising services, and automobile sale business, shut down our website and online platform, take down our operating application, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the PIPL, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, we may become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, and results of operations, and the value of our ordinary shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel , that the CSRC approval is not required for the listing and trading our ordinary shares on the Nasdaq Capital Market because Happiness Nanping, or our WFOE was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offering before settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for our offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our Ordinary Shares.

As of the date of this annual report, we and our subsidiaries, (1) are not required to obtain permissions from any PRC authorities to list or trade our Ordinary Shares in foreign stock exchanges, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

Furthermore, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which are now open for public comments. The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings. According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it still takes time to make the Administration Provisions and Measures into effect. As the Administration Provisions and Measures have not yet come into effect, we are currently unaffected. However, according to CSRC Answers, new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure, which means we will certainly go through the filing process in the future.

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless.

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time, which could result in a material adverse change to our operations and the value of the ordinary shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government and has not received any denial to list on the U.S. exchange, it is uncertain whether or when we might be required to obtain permission from the PRC government to list on U.S. exchanges in the future. Even if such permission is obtained, it is uncertain whether it will be later denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and result in a material adverse change to our business operations, and damage our reputation, therefore, cause the value of our shares to significantly decline or be worthless.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to management report for the fiscal year ended March 31, 2022, and a report of our management for the 2022 fiscal year is included under Item 15 of this annual report concluding that, as of March 31, 2022, our internal controls over financial reporting were not effective. If we cannot remediate the material weakness identified in a timely manner, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

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

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. If our ordinary shares become a “penny stock”, we may become subject to Rule 15g-9 under the Exchange Act, or the “Penny Stock Rule”. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

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

We were formed under the name of “Happiness Biotech Group Limited” on February 9, 2018, under the laws of the Cayman Islands. In October 2022, we changed the name from “Happiness Biotech Group Limited” to “Happiness Development Group Limited.” Our registered office is at Harnes Fiduciary (Cayman) Limited, with its offices located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002M Cayman Islands. Our principal executive offices are located at No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China. Our telephone number at that address is + 86-0599-782-8808. Our company website is http://www.fjxfl.com.

Happiness Development is the sole shareholder of Happiness Hong Kong, incorporated in Hong Kong on March 5, 2018, which is the sole shareholder of Happiness Nanping. Happiness Nanping was incorporated on June 1, 2018 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Happiness Hong Kong and a wholly foreign-owned entity under the PRC laws. Neither Happiness Development, Happiness Hong Kong nor Happiness Nanping is currently engaged in any active business other than acting as holding companies. We conduct our business mainly through Fujian Happiness, a wholly-owned subsidiary of Happiness Nanping and incorporated on November 19, 2004 under the PRC laws. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”). Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China.

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

On October 14, 2021, Happiness Development and its wholly-owned subsidiary, Fujian Happiness, acquired 70% of the equity interest in Fujian Shennong Jiagu Development Co., Ltd. (“Fujian Shennong”) to further strengthen the Company’s industrial integration. The acquisition of Fujian Shennong closed on November 22, 2021.

On March 4, 2022, Happiness Development and its wholly-owned subsidiary, Fujian Happiness, acquired 100% of the equity interest in Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”) to further strengthen the distribution network of the Company.

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

Our business currently has three revenue streams: nutraceutical and dietary supplements business, e-commerce business and automobile sale business. We are an innovative nutraceutical and dietary supplements producer focused on the research, development, manufacturing, marketing and sales of a variety of products made from Chinese herbal and animal extracts in China. We conduct our business through our wholly-owned subsidiaries, mainly Fujian Happiness. Founded in 2004, Fujian Happiness focuses on providing nutraceutical solutions made from Chinese herbal extracts. During the outbreak of COVID-19 in China, we have produced portable hand sanitizer and daily protective masks to supplement our herbal extracts sales but they are not our main products. We believe enhanced consumer awareness and demand for nutraceutical and dietary supplements, rising health care costs, aging populations, coupled with our effective sales have been the primary reasons for our growth throughout our 17 years of operating history.

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

Products and Services

Nutraceutical and dietary supplements

Currently we market and sell approximately 23 kinds of nutraceutical and dietary supplements products through over 100 distributors in 20 different provinces and 10 experience stores in China.   We categorize our products into six groups: Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products, vitamins and dietary supplements products, American ginseng products, and others. For the years ended March 31, 2022, 2021, and 2020, our sales from Lucidum spore powder products, Cordyceps mycelia products and Ejiao solution products, approximately amounted 16.65%, 18.7%, and 66.6% of our gross sales, respectively.

As in Administrative Measures for Nutraceutical Products promulgated by National Health Commission of PRC, nutraceutical and dietary supplements products are a category of food targeted to specific population with general health benefits for daily wellness. Nutraceutical and dietary supplements products are not intended to treat any specific diseases and must not cause any acute, subacute or chronic harm to the human body. With the requirements of nutraceutical and dietary supplements being met and approved by the CFDA, the predecessor of the NMPA, under regulations for nutraceutical and dietary supplements, herbal and animal extracts used as both nourishment food and traditional Chinese medicine can be included into raw materials of nutraceutical and dietary supplements products.

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

Suppliers

We consider our suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers of such period. We have two such vendors of our advertising services during fiscal years ended March 31, 2022. These top 2 vendors accounted for approximately 19.62% and 18.35% of our overall purchases and our top 5 vendors accounted for 61.85% of our overall purchases, respectively.

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

The aforementioned two kinds of customers are together referred to as the traditional distribution model. Through our efforts for the past 16 years, we have successfully built our traditional distribution channel, as well as established a leading sales system in the industry. As of March 31, 2022, we had over 100 distributors with more than 20,000 sales terminals in 20 different provinces in China, and established close business relationships with them. With our expansive sales network and quality after-sales service, we have effectively promoted our sales and enhanced our brand image.

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

As of March 31, 2022, we had 10 exclusive distributors in Xiamen, Chaozhou, Guilin and other touristic cities in China, with a customer conversion rate of approximately 50%.

Our e-commerce solutions services aim to offer IT and advertising services to the small to medium sized businesses, assisting them to reach target customers via social media. Happy Buy, through its subsidiaries, uses domestic plus cross-border platforms, establishes internal front desk, middle desk, back-office systems and departments, forming a commercial closed loop, which greatly reduces the marketing costs and improving marketing efficiency. It also links factories, logistics, brands and sales together to provide an overall e-commerce solution for the small and middle-sized businesses.

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

Since we started our e-commerce business and automobile sale in 2020, which are both highly competitive and rapidly evolving industries in China, we are making great efforts to improve our competitiveness in both industries and attempting new business models to distinguish us from our competitors.

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

Patent

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 20 employees dedicated to research and development.

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

Sources and Availability of Raw Materials

Property, Plant and Equipment

There is no private land ownership in China. Individuals and entities are permitted to acquire land use rights for specific purposes. We were granted land use rights for our facilities in Nanping. Following is a list of our properties, all of which we own the land use rights to:

No.	Property	Duration of Land Use Rights(1)	Space (m2)	Ground Floor Area (m2)
1	No. 134 Freight Yard Road, Shuangxi, Shunchang	January 30, 2016 - January 29, 2066	12,120	16,038.22
2	No. 11 Dongjiao East Road, Shuangxi, Shunchang	May 12, 2006 - May 11, 2056	17,600	9,520.4	(2)

(1)	We have the option to renew these land use rights agreements with the government.
(2)	The certificate of the real estate is under processing.

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

Research and Development

Nutraceutical and Dietary Supplements Products

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 20 employees dedicated to research and development and we hold a total of 18 patents as of the date of this report.

Mr. Xuezhu Wang and Mr. Zongwei Zhang, our key technician, both have over twenty-six years of experiences in the nutraceutical industry. They lead our research team in the process of applying patents for the Company. Dr. Junsheng Fu joined the company as a consultant in June 2018 to assist our technical manager Yujing Zheng, who has over fourteen years of experiences in the food manufacturing industry, to rebuild our Research and Development team.   Dr. Fu holds Doctorate degree in Microbiology from Fujian Agriculture and Forestry University, and is currently as a professor at the same University. He established our general research and development strategy to use modern technology to improve the production process and continue developing newly advanced products to meet the highest quality standards. We believe that our research and development team holds a leading position in the nutraceutical and dietary supplements industry. We will continue to sharpen our advantages and expect to develop new advanced products in the foreseeable future. A detailed development process of our new products is as following:

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

Employees

We currently have 218 full-time employees. We have employment contracts with all of our employees in China in accordance with relevant PRC laws. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

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

Strong Research and Development Capability

We have established a strong research and development team (“R&D Team”) of 14 talented researchers as of the date of this annual report. Our R&D Team has demonstrated its success of developing new products and technologies that lend us an edge over our major competitors. Our R&D Team has developed several products that were successfully launched with positive consumer feedback, including melatonin tablets, calcium tablets, ginseng tea powders, and supplemental tablets with immune-boosting efficacy. Further, we cooperate with Fujian Agriculture and Forestry University and Academy of Chinese Medical Sciences on product research. We believe that our research and development capabilities, in addition to our partnership with scientific research institutions, allow us to provide steady pipeline of innovative dietary supplement solutions that fulfill our customers’ needs.

Experienced and accomplished leadership team with a proven track record.

We have an experienced management team. For example, Mr. Xuezhu Wang, our Chairman of the Board, has over twenty-five years of experiences in the dietary supplement industry. Mr. Zongwei Zhang, our key technician, have over twenty-five years of experience in the nutraceutical industry.   We believe that our leadership team is well-positioned to lead us through clinical development, regulatory approval and commercialization of our product candidates. Collectively, our management team has extensive experience in the research and development, manufacturing, and commercialization of nutraceutical and dietary supplement products. Experienced in managing fast-growing enterprises, our entrepreneurial management team takes the initiative to adapt our business strategies to market, industry and therapeutic trends. Our management team has successfully established a steady product pipeline and built an integrated research and development, production, sales and marketing infrastructure. Our success in product development and branding reflects the experiences that our management team has in their areas of expertise and their in-depth knowledge of the regulatory framework in China.

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

No.	Product Name	Code	Expiration Date	Owner
1	“Happiness” Lucidum Spore Powder Capsule	No.346(1998)	not applicable	Fujian Happiness
2	“Daguangrong” Cordyceps Mycelia Oral Liquid	No.220(1997)	not applicable	Shunchang Happiness
3	“Happiness” Ejiao Astragalus Oral Liquid	G20040107	not applicable	Fujian Happiness
4	“Happiness” Iron and Zinc Amino Acids Oral Liquid	G20060704	8/13/2025	Fujian Happiness
5	“Happiness” American Ginseng Capsule	G20050572	7/8/2025	Fujian Happiness
6	Lishi Jinjin Qingzhi Capsule	No.0288(2003)	not applicable	Fujian Happiness
7	“Happiness” Fenglingbao Capsule	No.0064(2003)	not applicable	Fujian Happiness
8	“Happiness” American Ginseng Original Grain Tea bag	No.0291(2003)	not applicable	Fujian Happiness
9	“Happiness” American Ginseng Oral Liquid	G20040182	not applicable	Shunchang Happiness
10	“Happiness” Taurine Zinc Oral Liquid	G20120537	1/6/2025	Fujian Happiness
11	“Happiness” Spirulina Tablets	G20050573	8/13/2025	Fujian Happiness
12	“Happiness” Sleeping Capsule	No.0198(2002)	not applicable	Fujian Happiness
13	“Happiness” Tablets	G20140404	5/22/2026	Fujian Happiness
14	“Happiness” American Ginseng Chicken Essence Tonic	G20040889	not applicable	Fujian Happiness
15	“Happiness” Calcium Iron Zinc Multidimensional Oral Liquid (pregnant type)	G20100149	6/2/2022 (under renewal)	Fujian Happiness
16	“Happiness” Little Pigeon Oral Liquid	No.0487(1998)	not applicable	Fujian Happiness
17	“Happiness” Ginseng Taurine Drink	G20140393	8/22/2026	Fujian Happiness
18	“Happiness” Fish Oil Vitamin E Soft Capsule	G20100155	9/4/2024	Fujian Happiness
19	“Happiness” Vitamin E Soft Capsule	G20090458	6/1/2022 (under renewal)	Fujian Happiness
20	“Happiness” Calcium Tablets	G202035000761	not applicable	Fujian Happiness
21	“Happiness” Selenium tablets	G201935001306	not applicable	Fujian Happiness
22	“Happiness” Calcium Oral Liquid	G201935000766	not applicable	Fujian Happiness
23	“Happiness” Coenzyme Q10 Capsule	G202135100829	not applicable	Fujian Happiness

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

In addition, a pharmaceutical manufacturer, including a traditional Chinese Medicine products manufacturer, must meet the GMP standards for each of its production facilities in China for each form of pharmaceutical product it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality assurance and customer complaint administration. Furthermore, the staff qualifications set quality standards that the manufacturer should have an adequate number of management and operation personnel with the necessary qualifications. Premises, facilities and equipment must aim to minimize the risk of contamination, cross-contamination and permit effective cleaning operation and maintenance. As a part of quality management system, quality assurance system should be established by manufacturers, and integrated document system is required to ensure system effective operation. A reporting and supervising management system for drug adverse reactions are required by customer complaint administration and a person should be designated responsible for handling the complaints and deciding the measures to be taken; all complaint, investigation information shall be informed to a qualified person. If a manufacturer meets the GMP standards, the CFDA will issue to the manufacturer a GMP certificate with a five-year validity period. The New GMP Standards became effective on March 1, 2011 and pharmaceutical manufacturers (except manufacturers of injectable, blood products or vaccines, which have a three-year grace period) had a five-year grace period to upgrade existing facilities to comply with the new standards.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended on May 4, 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises established in China whose main business is investment to use their foreign exchange capitals to make equity investment and removes certain other restrictions under Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the intercompany loans (including advances by third parties).

SAFE further promulgated Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or Circular 28, effective from January 2020, which allows all foreign-invested enterprises to make domestic equity investments using their foreign exchange capitals or Renminbi fund converted from its foreign exchange capitals with limited preconditions. However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 28, Circular 16 and other laws and regulations related to foreign currency exchange.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. In the event of change of basic information such as the individual shareholder, name, operation term, etc., or if there is a capital increase, decrease, equity transfer or swap, merge, spin-off or other amendment of the material items, the PRC residents or entities shall complete foreign exchange alteration registration formality for offshore investment. The SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, according to the procedural guidelines as attached to SAFE Circular 37, PRC residents or entities are only required to register the SPV directly established or controlled (first level).

On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, MOFCOM, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and were later amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions on Security Activities, which calls for the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments. Pursuant to these drafts, PRC domestic companies that seek to directly or indirectly offer and list their securities, including overseas, should file with the CSRC certain required documents. Among the other things, “directly overseas offering and listing by PRC domestic companies” are defined as overseas offering and listing of the securities of PRC companies limited by shares, and “indirectly overseas offering and listing by PRC domestic companies” are defined as overseas offering and listing of the securities of offshore-incorporated companies whose main business operations are in mainland China, based on their onshore equity, assets or similar interests. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, should file with the CSRC for its initial public offering, follow-on offering, listing of securities in another overseas market, and other equivalent offing activities. Particularly, the issuer should submit the filing with respect to its initial public offering and listing or listing of securities in another overseas market within three business days after submitting the application documents for the foregoing transactions and the issuer should submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Besides, direct or indirect overseas listing of assets of PRC domestic companies by merger and acquisition, share swap, allocation, or other arrangements through one of a series of transactions are also subject to filing with the CSRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing or listing of securities in another overseas market. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with.

On December 27, 2021, the NDRC and the Ministry of Commerce, jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

On April 2, 2022, the CSRC published the amended version of the Provisions on Strengthening the Confidentiality and Archives Administration Related to Overseas Issuance and Listing of Securities (Draft for Comments), or the Draft Amended Provisions on Confidentiality. According to the Draft Amended Provisions on Confidentiality, (i) domestic companies directly or indirectly listed overseas should obtain the approvals from the competent governmental authorities and file with secret administration authorities in advance, if such domestic companies intend to provide or disclose documents or files involving state secrets or government authorities’ secrets to securities companies, securities service providers or offshore regulators, and (ii) such domestic companies must comply with relevant rules and regulations and follow the applicable procedures in case of providing or disclosing documents or files, which may cause negative impacts to national interests or public interests in case of leakage, to securities companies, securities service providers or offshore regulators. Furthermore, the Draft Amended Provisions on Confidentiality provides that the oversea securities regulatory authorities and relevant competent authorities that intend to conduct investigations or inspections on domestic companies in relation to their overseas securities issuance and listing-related activities, will be subject to the cross-border regulatory cooperation mechanism, and the domestic companies involved should file reports to CSRC or competent authorities in advance before cooperating with such investigations or inspections. As of the date of this annual report, the Draft Amended Provisions on Confidentiality was released for public comment only. There are substantial uncertainties as to whether the Draft Amended Provisions on Confidentiality would be further amended, revised or updated.

Restriction on Foreign Ownership

Pursuant to the Foreign Investment Industries Guidance Catalog (2017 Revision), or the 2017 Catalogue, which was amended by the NDRC and the MOFCOM, and became effective on July 28, 2017 replacing the Foreign Investment Industries Guidance Catalog (2015 Revision). The 2017 Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Our company’s primary products, nutraceutical products, are encouraged industries for foreign investors.

The Special Administrative Measures for Access of Foreign Investment (Foreign Investment Access Negative List) set forth in the 2017 Catalogue was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List, promulgated on June 28, 2018 with effect on July 28, 2018, which imposes the same restriction and prohibition on foreign investors. On June 30, 2019, the MOFCOM and the NDRC jointly released the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries in which foreign investment is encouraged to invest under the 2017 Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. On June 23, 2020, the MOFCOM and the NDRC jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which superseded the 2019 Negative List on July 23, 2020. On December 27, 2021, the NDRC and the MOFCOM jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List which came into effect on January 1, 2022 and replaced the 2020 Negative List.

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

Company Law

The establishment and operation of corporate entities in China is governed by the PRC Company Law, which was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on July 1, 1994 (“1993 PRC Company Law”). It was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, and October 26, 2018.

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

On December 24, 2021, the Standing Committee of the National People’s Congress issued the Company Law of the People’s Republic of China (Draft for Comments) (the “Revised Company Law”), which is now open for public comments. The Revised Company Law further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and Corporate Social Responsibility. Foreign invested projects must also comply with the Company Law, with exceptions as specified in foreign investment laws.

PRC Laws and Regulations Relating to Foreign Investment

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021 Version) (the “2021 Negative List”) on December 27, 2021, which became effective on January 1, 2022. The 2021 Negative List will replace the Special Administrative Measures for the Access of Foreign Investment (2020 Version) (the “2020 Negative List”) and serve as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2021 Negative List shall be classified as industries permitted for foreign investment. None of our Group’s business activities are listed on the 2021 Negative List, nor on the 2020 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

The Foreign Investment Law of the People’s Republic of China (the “Foreign Investment Law”) was adopted by the second meeting of the 13th National People’s Congress on March 15, 2019, which became effective on January 1, 2020. On December 26,2019, the State Council promulgated Regulation for Implementing the Foreign Investment Law of the People’s Republic of China (the “Regulation”), which became effective on January 1, 2020.

The Foreign Investment Law and the Regulation apply the administrative system of pre-establishment national treatment plus negative list to foreign investment and clarify the state shall develop a catalogue of industries for encouraging foreign investment to specify the industries, fields, and regions where foreign investors are encouraged and directed to invest, which refers to the Catalogue of Industries for Guiding Foreign Investment Industries (amended in 2020) (the “Catalogue”). Specifically, the special administrative measures to be implemented are the restricted and prohibited industry categories as well as encouraged industry categories having shareholding and executive management requirements prescribed in the Catalogue (the Special Administrative Measures for the Access of Foreign Investment specified in the Catalogue was replaced by the 2020 Negative List, and the Catalogue of Industries for Encouraged Foreign Investment specified in the Catalogue was replaced by the Catalogue of Industries for Encouraged Foreign Investment (2020 Version).

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

Where the enterprises fail to pay the full amount of the social insurance premiums, the relevant department aforesaid has the authority to check and decide on the amount of social insurance premiums that the enterprises should pay as the supplementary payment. If the enterprises do not pay for the social insurance premiums after the relevant department has charged the full amount of the supplementary payment, the relevant department is authorized to either inquire about the deposit account of such enterprises, or apply to the related department at or above the county level for making the decision of the allocation of social insurance premiums. The relevant department can also inform the bank or other financial institution to execute the allocation by written notice. If the amount of the deposit account is smaller than the amount of social insurance premiums required to pay by the enterprises, the enterprises may provide a security and delay the date to pay the social insurance premiums. If the amount of the deposit account is smaller than the amount of the social insurance premiums needed to pay by the enterprises, and the enterprises fails to provide a security, the relevant department shall apply to the court for the levying, sealing and auctioning of the property of such enterprises.

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2022, 2021, and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report. The audited consolidated financial statements for the fiscal years ended March 31, 2022, 2021, and 2020 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Incorporated on February 9, 2018, under the laws of Cayman Islands, Happiness Development currently has three business revenue streams: nutraceutical and dietary supplements, e-commerce and automobile sales. Happiness conducts its nutraceutical and dietary supplements business in China primarily through its wholly-owned subsidiary, Fujian Happiness. Founded in 2004, Fujian Happiness aims to make the world healthier and happier by developing and selling nutraceutical solutions for consumers looking to enhance their daily health performance. We believe enhanced consumer awareness and demand for our products due to trends such as the global awareness for health, increasing healthcare costs, increasing aging populations, and increasing needs of nutraceutical, coupled with the effectiveness of our distribution model and authorized experience store model have been the primary reasons for our success throughout our 17-year operating history.

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

As of the date of this report, we have over 100 distributors and 10 experience stores in 20 different provinces in China for our nutraceutical and dietary supplements. Meanwhile, we have also built up our online sales, which also becomes our important distribution channel. We categorize our products into four groups: Healthcare products, e-commerce products, automobile and Internet information advertising services.

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

In summary, we generated a revenue and had net loss of $89,488,658 and $54,020,081, respectively, for the year ended March 31, 2022, representing an increase of $18,003,955 and decrease of $54,712,037 respectively, compared with the fiscal year ended March 31, 2021, during which we generated a revenue and net income of $71,484,703 and $691,956, respectively. We generated a revenue and net income of $71,484,703 and $691,956, respectively, for the year ended March 31, 2021, representing an increase of 9.9% and decrease of 94.5% respectively, compared with the fiscal year ended March 31, 2020, during which we generated $65,061,953 and $12,688,035, respectively.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our company’s financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, allowance for credit losses, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

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

No inventories write-downs for the year ended March 31, 2022 and 2021.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the VAT for merchandise sales and services performed. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018 and before April 1, 2019, the Company is subject to a VAT rate of 16%. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law.

Revenue Recognition

The Company generates its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year for online store business. The transportation fee is borne by the customers in the condition of products return. For the year ended March 31, 2022, products return of all product sales amounted to $66,646, which is within the range.

The Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition on April 1, 2019.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company generates revenues from providing transportation services and warehouse storage and management services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

Healthcare products

The Company sells nutraceutical and dietary supplements to third-party distributors and experience stores. Experience stores are owned by third parties, which are located in tourist sites where the sales consultants gave in-depth presentation of the origin, tradition and history of the Company’s products. Tourists are guided to enjoy a presentation of traditional Chinese herb culture offered by the distributors in the experience store and be presented with the Company’s healthcare products. The Company is a principal for the healthcare product sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to distributors’ or the experience stores’ premises and evidenced by signed acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to distributors or experience stores and the signing of their acknowledgment. Distributors and experience stores are required to pay under the customary payment terms, which is generally less than six months. According to the sales agreement, the healthcare product sold cannot be returned after the acknowledgement.

Automobile

The Company sells automobiles in fiscal year 2022. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company is a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer acknowledgement.  The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

Online store

The Company sells various goods through its online store business in fiscal year 2022. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company is a principal for the online store sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

Internet information and advertising service

The Company provides internet information and advertising service online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible to the service provided. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. No sales return is permitted after the service performed according to the contract signed. The selling price per click, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the completion of the service. Customers are required to pay to the Company in advance according to the contract.

The Company adopted ASC 606 as of April 1, 2019 using the modified retrospective transition method, the Company recognizes the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings; however, no adjustment was required as a result of adopting the new revenue standard.  Results for reporting periods beginning after April 1, 2019 are presented under the new standard. The comparative information has not been restated and continues to be reported under the historic accounting standards in effect for those periods.  The Company does not expect any impact to its net income from the adoption of ASU 2014-09 on an ongoing basis.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the years ended March 31, 2022, 2021 and 2020:

	For the years ended March 31,
	2022	2021	2020
Healthcare products	$30,323,831	$45,389,702	$65,061,953
Online store	28,014,109	13,473,626	-
Internet information and advertising	10,538,943	9,245,019	-
Automobile	20,611,775	3,376,356	-
Revenue	$89,488,658	$71,484,703	$65,061,953

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2022 and 2021.

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

As of March 31, 2022, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 195.2 million (US$26.04 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

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

	March 31, 2022	March 31, 2021	March 31, 2020
Period-end spot rate	US$1=RMB 6.3482	US$1=RMB 6.5713	US$1=RMB 7.0851
Average rate	US$1=RMB 6.4083	US$1=RMB 6.7960	US$1=RMB 6.965

A. Operating Results

Comparison of Fiscal Years Ended March 31, 2022, 2021, and 2020

The following table presents an overview of our results of operations for the years ended March 31, 2022, 2021 and 2020:

(All amounts, other than percentages, in U.S. dollars)

	For the years ended March 31,
	2022	2021	2020
Revenues	$89,488,658	$71,484,703	$65,061,953
Cost of revenues	(85,777,192)	(53,309,102)	(34,642,649)
Gross profit	3,711,466	18,175,601	30,419,304

Operating expenses:
Selling and marketing	40,476,616	9,958,886	9,179,160
General and administrative	9,126,812	5,030,899	3,482,459
Research and development	1,684,089	1,660,100	2,358,968
Goodwill impairment	10,309,745	-	-
Total operating expenses	61,597,262	16,649,885	15,020,587

Operating (loss) income	(57,885,796)	1,525,716	15,398,717

Other income (expenses):
Interest income	108,395	131,901	74,929
Interest expense	(85,993)	(111,799)	(98,086)
Other income	117,086	105,522	156,562
Total other income	139,488	125,624	133,405

(Loss) Income before income taxes	(57,746,308)	1,651,340	15,532,122

Income tax (provision) benefit	3,726,227	(959,384)	(2,844,087)

Net (loss) income	$(54,020,081)	$691,956	$12,688,035

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Revenues

We generated $89,488,658 in revenues for the fiscal year ended March 31, 2022, representing an increase of $18,003,955 or 25.19%, as compared with $71,484,703 for the fiscal year ended March 31, 2021. The increase was primarily due to the increase of the revenues generated from the online stores and the automobile business.

Our sales of the healthcare products had dropped down significantly to $30,323,831 during fiscal year 2022 due to the adverse impact of COVID-19 pandemic during 2022. The new variants of COVID-19 which occurred from time to time in different provinces in Chain have materially negatively impacted the performance of our experience stores and our customers and suppliers. During the year ended March 31, 2022, we continually closed 7 experience stores due to their poor performance to avoid further losses. Meanwhile, we tried to upgrade our online business model to realize the increase orders.

The revenue of our online store for the fiscal year ended March 31, 2022 increased to $28,014,109 from $13,473,626 for the fiscal year ended March 31, 2021. The increase was primarily due to the development of the online store business. We obtained more individual customer sales during this year ended March 31, 2022. In addition, we focused on providing e-commerce solutions and services for small and medium-sized enterprises. As Chinese young generations are used to making purchase online rather than offline, the online store sales increased within a short period of time. We will continue to invest in this revenue stream in the next few years.

In October 2020, we began the information service to individuals or small companies who want to get more online exposure to expand their market and gain more customers. We used our strength in the e-commerce industry to provide them with the more cost-effective information service. In the year ended March 31, 2022, the information service revenue reached $10,538,943, representing an increase of $1,293,924 or 14%, as compared with $9,245,019 for the fiscal year ended March 31, 2021.

In November 2020, we started our business of selling automobiles to companies or individual customers. The needs of automobile are still huge in China. We focus on building a network among car dealers in China. The unit price listed through our platform ranged from $10,396 to $642,702 for different brands. In the fiscal year ended March 31, 2022, the revenue of selling automobile increased $17,235,419 or 510.47% to $20,611,775 from $3,376,356 for the fiscal year ended March 31, 2021. The increase was primarily because that the automobiles sales commencing in November 2021 generated only four months income, in contrast to the whole-year of income generated from the automobile business in the year ended March 31, 2022. We are looking forward to our development in the automobile market and will continue to invest in it.

Cost of Revenues

Total cost of revenues was $85,777,192 for the fiscal year ended March 31, 2022, representing an increase of $32,468,090 or 60.91%, compared with $53,309,102 for the fiscal year ended March 31, 2021. The gross margin ratio of us was 4.2% for the fiscal year ended March 31, 2022, representing a decrease of 21.2%, compared with 25.4% for the fiscal year ended March 31, 2021. The decrease of gross margin ratio was mainly due to the lower gross margin of the healthcare products stream.

The gross margin ratio of healthcare products was negative 0.7% for the fiscal year ended March 31, 2022, representing a decrease of 38.6%, compared with 37.9% for the fiscal year ended March 31, 2021. The decrease was mainly due to the smaller product volume that pushed up the unit costs. Meanwhile, the decrease of high gross margin products and the discounted sales of raw materials also led to the decrease.

The gross margin ratio of online sale was 7.7% for the fiscal year ended March 31, 2022. representing an increase of 2.4%, compared with 5.3%   for the fiscal year ended March 31, 2021. The increase was mainly due to the increase of individual customers in the year ended March 31, 2022, which generated higher gross margin than that of business customers. The online store sales to business customers usually have 3-5% in gross margin rate.

The gross margin ration of information service and selling of automobile was 14.5% and 1.1% for the fiscal year ended March 31, 2022. As we are newcomer in these two industries, we were trying to get more market and maintain a good customer base in a short period with a lower gross profit margin.

All the above facts resulted in the significant drop in the gross profit margin ratio for the fiscal year ended March 31, 2022 compared to the fiscal year ended March 31, 2021.

Selling and Marketing Expenses

We incurred $40,476,616 in selling and marketing expenses for the fiscal year ended March 31, 2022, representing an increase of $30,517,730 or 306.44%, compared with $9,958,886 for the fiscal year ended March 31, 2021. The increase was primarily due to increases in higher advertising costs, and network flow fee

General and Administrative Expenses

We incurred $9,126,812 in general and administrative expenses for the fiscal year ended March 31, 2022, representing an increase of $4,095,913 or 81.4%, compared with $5,030,899 for the fiscal year ended March 31, 2021. The increase was primarily attributable to the shared granted to the employees in the year ended March 31, 2022 as well as the service charges by internet search engine of key words and brand promotion costs for company online sales.

Research and Development Expenses

We incurred $1,684,089 in research and development expenses for the fiscal year ended March 31, 2022, representing an increase of $23,989 or 1.45%, compared with $1,660,100 for the fiscal year ended March 31, 2021. The increase was primarily due to the increase of the sophisticated products   , including the wall-breaking method of Ganoderma lucidum spore and ginseng taurine drink, as a result of more intensive consumer preference among all market participants.

Goodwill impairment

We incurred $10,309,745 in goodwill impairment for the fiscal year ended March 31, 2022 and nil for the fiscal year ended March 31, 2021. The increase was primarily due to continually influence of the COVID-19 pandemic, which led to the dramatic decrease of operating performance in the two newly acquired entities.

Income from Operations

As a result of the factors described above, our operating loss was $57,885,796 for the fiscal year ended March 31, 2022, compared with operating income of $1,525,716 for the fiscal year ended March 31, 2021, increased by $44,778,859. The increase was primarily due to the higher advertising fee and network flow fee invested in new business streams and impairment of long-lived assets.

Interest income

Our interest income of $108,395 for the fiscal year ended March 31, 2022 decreased by $23,506 or 17.82%, compared with interest income of $131,901 for the fiscal year ended March 31, 2021. The decrease was primarily due to the decrease of our cash.

Interest expense

Our interest expense of $85,993 for the fiscal year ended March 31, 2022 decreased by $25,806 or 23.08%, compared with interest expense of $111,799 for the fiscal year ended March 31, 2021. The decrease was mainly due to the decrease of the interest rate.

Other Income (Expenses)

Our other income of $117,086 for the fiscal year ended March 31, 2022 increased by $11,564 or 10.96% compared with other income of $105,522 for the fiscal year ended March 31, 2021. The increase was primarily due to the changes in fair value recognized in profit of contingent assets derived from the redemption option of transaction agreements.

Income Tax

We incurred income tax benefit of $3,726,227 for the fiscal year ended March 31, 2022. The income tax provision for the fiscal year ended March 31, 2021 was $959,384. The change was primary attributable to provision of the deductible temporary difference. Our effective income tax rates for the years ended March 31, 2022 and 2021 are 17.7% and 22.4%, respectively, mainly due to difference to include tax non-deductible cost for this reporting period.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended March 31, 2022 was $54,020,081, representing a decrease of $53,328,125, compared with net income of $691,956 for the fiscal year ended March 31, 2021 as a result of lower operating profit margin and higher operating expense in 2022.

Foreign Currency Translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation income for the fiscal year ended March 31, 2022 and 2021 was $2,523,258 and $6,113,570, respectively. The fluctuation was primarily due to the appreciation or depreciation of RMB against the U.S. dollars for the year ended March 31, 2022 and 2021.

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

B. Liquidity and Capital Resources

The following table presents an overview of cash flows for the periods indicated:

	For the years ended March 31,
	2022	2021	2020

Net cash (used in)/ provided by operating activities	$(28,134,783)	$2,904,466	$10,777,843
Net cash used in investing activities	(8,476,879)	(13,222,847)	(1,159,355)
Net cash provided by financing activities	18,830,786	10,672,219	10,404,718
Effect of exchange rate changes on cash and cash equivalents	955,755	2,550,149)	(1,169,213)
Net (decrease) increase in cash and cash equivalents	$(16,825,121)	$2,903,987	$18,853,993

As of March 31, 2022, 2021 and 2020, we had cash and cash equivalents of $19,733,631, $36,558,752 and $33,654,765, respectively. We did not have any other short-term investments. As of March 31, 2022, 2021 and 2020, our current assets were approximately $56.6 million, $95.1 million and $70.0 million, respectively, and our current liabilities were approximately $17.9 million, $15.1 million and $5.5 million, respectively.

Operating Activities

Net cash used in operating activities for the year ended March 31, 2022 was approximately $28.1 million, which was primarily attributable to a net loss approximately $54.0 million, adjusted for non-cash items for approximately $10.8 million and adjustments for changes in working capital approximately $14.7 million. Net cash provided by operating activities for the year ended March 31, 2021 was approximately $2.9 million, adjusted for non-cash items for approximately $1.7 million and adjustments for changes in working capital approximately $0.6 million. Net cash generated from operating activities for the year ended March 31, 2020 was approximately $10.8 million, which was primarily attributable to a net profit approximately $12.7 million, adjusted for non-cash items for approximately $0.8 million and adjustments for changes in working capital approximately $2.7 million.

The decrease in the year ended March 31, 2022 was mainly due to the business expansion for the sales of automobiles and online stores.

Investing Activities

Net cash used in investing activities were $8.5 million, $13.2 million and $1.2 million for the year ended March 31, 2022, 2021 and 2020, respectively. For the year ended March 31, 2022, the decrease was primarily attributable to the new business acquisition of approximately $6.1 million and the proceeds of disposal of the subsidiaries. For the year ended March 31, 2021, the increase was primarily attributable to an increase of fixed assets of approximately $2.78 million, the purchase of software used for management of approximately $1.05 million and deposits paid for business acquisitions for approximately $9.31 million. For the year ended March 31, 2020, the increase was primarily attributable to an increase of fixed assets of approximately $1.15 million.

Financing Activities

Net cash provided by financing activities was approximately $10.4 million for the year ended March 31, 2020. It was primarily attributable to capital contributions of net proceeds $9.3 million from IPO issuance of new ordinary shares. In terms of bank loans, the proceeds from short-term bank borrowings was approximately $3.1 million and the repayments to short-term bank borrowings was approximately $2.1 million.

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

Net cash provided by financing activities was approximately $18.8 million for the year ended March 31, 2022. It was primarily attributable to capital contributions of net proceeds $18.9 million from issuance of new ordinary shares. In terms of bank loans, the proceeds from short-term bank borrowings was approximately $2.2 million and the repayments to short-term bank borrowings was approximately $2.3 million. There was no dividend payment in 2022.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of facilities, purchase of fixed assets and intangible assets as a result of our business growth. Our capital expenditures amounted to $2,407,504, $3,834,578 and $1,159,355 for the years ended March 31, 2022, 2021 and 2020, respectively.

Related Party Transactions

In addition to the executive officer compensation arrangements discussed in “Executive Compensation,” below we describe transactions since April 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

No balance of due to related parties as of March 31, 2022 and 2021.

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

As of March 31, 2022, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 195.2 million (US$26.04 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

C. Research and development, patents, and licenses, etc.

Please refer to Item 4 Subparagraph B “Information on the Company—Business Overview—Research and Development”, “Information on the Company—Business Overview— Trademarks, Copyrights, Patents and Domain Names” and “Information on the Company—Business Overview—Licenses, Permits and Government Regulations.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and contingent consideration. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Xuezhu Wang	38	Chief Executive Officer, Chairman of the Board
Jiong Bian	54	Chief Financial Officer
Wenhui Lin	59	Director
Zhangshu Huang	66	Director
Lun Liu	50	Director
John Levy	66	Director

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

Zhangshu Huang

Mr. Zhangshu Huang was appointed as our director in annual meeting of shareholders for the fiscal year ended March 31, 2021 on October 21, 2021. He currently is a director of the Scientific Research and Disciplinary Construction Division of Yango University in China. He was a director and professor at School of Economics and Management at Fuzhou University from January 2016 to December 2017. He served as the executive Dean and a professor at the Business School of Yango University since January 2017 to May 2020. He has long been engaged in research and studies in topics including Internet economy, e-commerce, data mining and business intelligence, logistics and supply chain management, and Internet of Things applications. Since 2016, he has undertaken and participated in scientific research projects with organizations like the National Natural Science Foundation of China, Fujian Development and Reform Commission’s Soft Science Key Project, and the Fujian Information Industry Soft Science Research Major Project. Mr. Huang studied in the Department of Computer Science at Xiamen University and graduated in 1982 with a Bachelor’s Degree. He earned a Master’s Degree in Business Administration at the Business School of Hong Kong Metropolitan University in 2001.

Lun Liu

Mr. Lun Liu was appointed as our director in annual meeting of shareholders for the fiscal year ended March 31, 2021 on October 21, 2021. Mr. Lun Liu is the chairman of Beijing Nine Cycle Wealth Investment Management Co., Ltd. Prior to this, Mr. Liu worked as a general manager at Shaanxi Financial Holding Group from October 2018 to January 2020. He was the deputy general manager at Financial Capital Department of Fujian Provincial Investment and Development Group from August 2014 to October 2018. Mr. Liu graduated in 1996 from Shihezi University with a Bachelor’s Degree in Economics and Trade, and in 1999 he earned his Master’s Degree in Economics and Trade from Xinjiang Agriculture University. Mr. Liu obtained his Doctorate Degree from China Agricultural University in 2004 with a major in Economics and Trade. He did his post-doctorate studies in Chinese Academy of Social Sciences and Tehua Postdoctoral Research Station from 2004 to 2006.

John F. Levy

John F. Levy has served as our independent director starting immediately upon the effectiveness of our registration statement on Form F-1. Mr. Levy currently serves as the chief executive officer and principal consultant for Board Advisory (the “Levy Company”). He has held this role since May 2005. Mr. Levy is a recognized corporate governance and financial reporting expert with over 30 years of progressive financial, accounting and business experience; including nine years in public accounting with three national accounting firms and having served as chief financial officer of both public and private companies for over 13 years. Mr. Levy currently serves on the board of directors of two other public companies: Applied Minerals, Inc. (since January 2008), whose common stock is quoted on OTC; and Happiness Development Group Ltd. (since October 2019), which is a company listed on Nasdaq Capital Market. Mr. Levy is a Certified Public Accountant. Mr. Levy is a graduate of the Wharton School of Business at the University of Pennsylvania, and received his MBA from St. Joseph's University in Philadelphia, Pennsylvania.

Board Diversity

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

B. Compensation

Directors and Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended March 31, 2022:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award ($)	Other Compensation ($)	Total ($)

Xuezhu Wang (CEO and Chairman)	24,507	1,976	27,000	-	-	53,483
Jiong Bian (CFO)	28,107	-	5,400	-	-	33,507
Wenhui Lin (Director)	17,038	1,447	11,150	-	-	29,635
Zhangshu Huang (Director)	-	-	5,400	-	-	5,400
Lun Liu (Director)	-	-	50,640	-	-	50,640
John Levy (Director)	50,000	-	2,700	-	-	52,700
Wanhe Zhang (Former Director)			11,500			11,500
Rui Qiang (Former Director)			15,660			15,660

Grants of Plan Based Awards

From April 1, 2021 through the date of this annual report, we have issued a total of 1,478,103 Ordinary Shares to employees, directors and consultants.

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

Audit Committee

Zhangshu Huang, Lun Liu and John Levy are members of our Audit Committee, where John Levy, serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

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

Compensation Committee

We have established the Compensation Committee in October 2019. Zhangshu Huang, Lun Liu, and John Levy are members of our Compensation Committee and Zhangshu Huang is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Zhangshu Huang, John Levy and Lun Liu are the members of our Nominating and Governance Committee where Lun Liu serves as the chairman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of this offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee is responsible to identify and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

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

Director Independence

In conformity with Nasdaq’s Corporate Governance Rules, the Company, as a foreign private issuer, has opted not to comply with Nasdaq’s independence requirements. Accordingly, our Board of Directors has determined that three of our directors, Zhangshu Huang, Lun Liu and John Levy qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

As of March 31, 2022, we have a total of 218 full-time employees, all of whom are located in the PRC. We do not experience any significant seasonal fluctuations in our number of employees.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of March 31, 2022 is as follows:

Function	Number
Management	12
Sales and marketing	38
Research and Development	20
Finance and administration	25
E-commerce operation and logistics	123

Total	218

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of August 15, 2022:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of August 15, 2022, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

	Shares Beneficially Owned (1)(2)
	Class A Ordinary Shares			Class B Ordinary Shares		% of Total Voting Power
	Number	%		Number	%
Directors and Executive Officers(3):
Xuezhu Wang, Chief Executive Officer and Chairman of the Board(4)	—	*		12,245,100	100%	78.56%
Jiong Bian, Chief Financial Officer	16,200	*		—	—	—
Wenhui Lin, Director	30,327	*		—	—	—
Zhangshu Huang, Director	10,000	*		—	—	—
Lun Liu, Director	10,000	*		—	—	—
John Levy, Director	10,000	*		—	—	—
All Directors and Executive Officers	76,527	*	%	12,245,100	100%	78.58%
5% Shareholders:
Happy Group Inc.(4)	—	—		12,045,100	98.37%	77.27%

* less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding. The percentage of shares beneficially owned is based on 66,854,583 Class A ordinary shares and 12,245,100 Class B ordinary shares outstanding as of August 15, 2022.
(2)	Each Class A ordinary share has one (1) vote per share. Each Class B ordinary share has twenty (20) votes per share.
(3)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Happiness Development Group Limited, NO. 11, Dongjiao East Road, Shuangxi, Shunchang Nanping City, Fujian, China
(4)	Mr. Xuezhu Wang indirectly owns100% of our issued and outstanding Class B ordinary shares through Happy Group Inc., which is wholly owned by Mr. Wang

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

From time to time, we receive cash advances from the related parties. The Company has repaid all related party balance during the year ended March 31, 2022.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

We have appended consolidated financial statements filed at the end of this report on 20-F, beginning on page F-1.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are currently trading under the ticker symbol “HAPP.” The shares began trading on October 25, 2019 on the NASDAQ Capital Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are currently traded on the NASDAQ Capital Market

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated in Cayman Islands and our affairs are governed by our second amended and restated memorandum and articles of association and the Cayman Islands Companies Act (2022 Revision) (as amended) (the “Cayman Companies Act”). A Cayman Islands exempted company:

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

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. Reference is made to our second amended and restated memorandum and articles of association, effective on October 21, 2021 (respectively, the “Memorandum” and the “Articles”).

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

On October 21, 2021, we re-classified and re-designated our Ordinary Shares into Class A Ordinary Shares and Class B Ordinary Shares by filing the amended and restated memorandum and articles of association with the Cayman Islands Registrar of Companies.

As of the date of this report, the authorized share capital of the Company is US $50,000 divided into 70,000,000 Class A Ordinary Shares of US $0.0005 par value each and 20,000,000 Class B Ordinary Shares with a par value of US $0.0005 each. The Articles provide that our authorized share capital is US$50,000 divided into 70,000,000 Class A Ordinary Shares of US $0.0005 par value each and 20,000,000 Class B Ordinary Shares with a par value of US $0.0005 each, and 10,000,000 Preferred Shares with a par value of US$0.0005 each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares provided that if such operates to vary the rights of holders of Ordinary Shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Winding-Up/Liquidation. If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution voluntarily winding up the company. Upon being appointed, a liquidator may do either or both of the following with the authority of a special resolution:

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

General Meetings of Shareholders and Shareholder Proposals.

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; however, our articles provide that the Company shall hold a general meeting as an annual general meeting in each year other than the year in which the Articles are adopted. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

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

Subject to the Cayman Companies Act, a general meeting may be convened on shorter notice, if

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

C. Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to the agreements which have been filed as exhibits to this report.

Securities Purchase Agreement relating to the offering and sale of 1,240,000 Ordinary Shares.

On June 25, 2021, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-250026), the company agreed to sell 1,240,000 Ordinary Shares at a per share purchase price of $1.74, for gross proceeds of $2,157,600, before deducting any estimated offering expenses. The Company intended to use the net proceeds from the offering for the development of the Company’s auto business under the brand of “Taochejun”, working capital and other general corporate purposes.

The form of the securities purchase agreement is filed as Exhibit 1.1 to the Current Report on Form 6-K filed with the Commission on July 1, 2021, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Share Purchase Agreement relating to the acquisition of Fujian Shennong Jiagu Development Co., Ltd. (“Fujian Shennong”)

On January 18, 2021, Fujian Happiness, a wholly-owned indirect subsidiary of the Company, entered into a letter of intent (the “LOI”) with an equity owner (the “Seller”) of Fujian Shennong for the purchase of 70% of the equity interest of Fujian Shennong (the “Equity Interests”). Pursuant to the LOI, Fujian Happiness paid RMB 60 million (approximately US$9.38 million) as an advance to the Seller.

On October 14, 2021, the Company, its wholly-owned subsidiary, Fujian Happiness, and the Seller entered into a share purchase agreement for the transaction contemplated in the LOI. The parties agreed that the valuation of all the equity interests of Fujian Shennong is RMB 103 million (approximately $16.1 million). The total consideration to be paid for the Equity Interests are RMB48 million (approximately $7.5 million) in cash and 4,200,000 ordinary shares of the Company (the “Shares”) to be issued to the Seller or his appointees. The Seller will return RMB 12 million (approximately $1.9 million) which was previously paid to him as an advance pursuant to the LOI and the Company issued the Shares in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. The closing of the transaction shall take place after all necessary consents and regulatory approvals have been obtained.

According to the share purchase agreement, in the event that the aggregate net profits of Fujian Shennong in the next three fiscal years are less than RMB 45 million (approximately $7 million), then Fujian Happiness has the right to request the Seller to purchase back the Equity Interests at the price RMB 72.1 million (approximately $11.3 million) in cash.

The form of the share purchase agreement is filed as Exhibit 4.1 to the Current Report on Form 6-K filed with the Commission on October 25, 2021, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the share purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Private Placement of $10 million

On January 20,2022, the Company completed a private placement of 12,500,000 of our Class A Ordinary Shares to certain “non-U.S. Persons” (the “Investors”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), at a price of $0.80 per ordinary share, which generated total gross proceeds approximately $10.0 million. Upon closing of this private placement, the Company had 36,523,003 Class A ordinary shares and 12,095,100 Class B ordinary shares issued and outstanding.

The parties to the securities purchase agreement have each made customary representations, warranties and covenants. The ordinary shares issued in the offering are exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder.

The form of the share purchase agreement is filed as Exhibit 99.1 to the Current Report on Form 6-K filed with the Commission on January 21, 2022, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Share Purchase Agreement relating to the acquisition of Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”)

On March 4, 2022, Fujian Happiness, a wholly-owned indirect subsidiary of the Company, entered into a certain equity transfer agreement with the equity owners (the “Sellers”) of Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”) for the purchase of 100% of the equity interest of Hekangyuan (the “Equity Interests”). The parties agreed that the valuation of all the equity interests of Hekangyuan is $12 million. The total consideration to be paid for the Equity Interests are $8 million in cash and 10 million Class A ordinary shares of the Company (the “Shares”) to be issued to the Sellers or their respective appointees. The Company issued the Shares in reliance on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder. Upon the completion of the proposed acquisition, Hekangyuan became a wholly owned subsidiary of Fujian Happiness and an indirect subsidiary of the Company.

According to the equity transfer agreement, in the event that the aggregate net profits of Hekangyuan in the next three fiscal years are less than $4.5 million, than the Company has the right to request the Sellers to purchase back the Equity Interests at the price $12 million in cash.

The form of the equity transfer agreement is filed as Exhibit 4.1 to the Current Report on Form 6-K filed with the Commission on March 7, 2022, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the equity transfer agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Securities Purchase Agreement relating to the offering and sale of 19,200,000 Class A Ordinary Shares.

On March 10, 2022, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-250026), the company agreed to sell 19,200,000 Class A Ordinary Shares at a per share purchase price of $0.35, for gross proceeds of $6,720,000, before deducting any estimated offering expenses. The closing occurred on March 15, 2022. The Company intended to use the net proceeds from the offering for the development of the Company’s auto business under the brand of “Taochejun”, working capital and other general corporate purposes.

The form of the securities purchase agreement is filed as Exhibit 1.1 to the Current Report on Form 6-K filed with the Commission on March 16, 2022, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

General administration of foreign exchange

The principal regulation governing foreign currency exchange in the PRC is the Administrative Regulations of the PRC on Foreign Exchange (the “Foreign Exchange Regulations”), which were promulgated on January 29, 1996, became effective on April 1, 1996 and were last amended on August 5, 2008. Under these rules, Renminbi is generally freely convertible for payments of current account items, such as trade- and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as capital transfer, direct investment, investment in securities, derivative products or loans unless prior approval by competent authorities for the administration of foreign exchange is obtained. Under the Foreign Exchange Regulations, foreign-invested enterprises in the PRC may purchase foreign exchange without the approval of SAFE to pay dividends by providing certain evidentiary documents, including board resolutions, tax certificates, or for trade- and services-related foreign exchange transactions, by providing commercial documents evidencing such transactions.

Circular No. 75, Circular No. 37 and Circular No. 13

Circular 37 was released by SAFE on July 4, 2014 and abolished Circular 75 which had been in effect since November 1, 2005. Pursuant to Circular 37, a PRC resident should apply to SAFE for foreign exchange registration of overseas investments before it makes any capital contribution to a special purpose vehicle, or SPV, using his or her legitimate domestic or offshore assets or interests. SPVs are offshore enterprises directly established or indirectly controlled by domestic residents for the purpose of investment and financing by utilizing domestic or offshore assets or interests they legally hold. Following any significant change in a registered offshore SPV, such as capital increase, reduction, equity transfer or swap, consolidation or division involving domestic resident individuals, the domestic individuals shall amend the registration with SAFE. Where an SPV intends to repatriate funds raised after completion of offshore financing to the PRC, it shall comply with relevant PRC regulations on foreign investment and foreign debt management. A foreign-invested enterprise established through return investment shall complete relevant foreign exchange registration formalities in accordance with the prevailing foreign exchange administration regulations on foreign direct investment and truthfully disclose information on the actual controller of its shareholders.

If any shareholder who is a PRC resident (as determined by the Circular No. 37) holds any interest in an offshore SPV and fails to fulfil the required foreign exchange registration with the local SAFE branches, the PRC subsidiaries of that offshore SPV may be prohibited from distributing their profits and dividends to their offshore parent company or from carrying out other subsequent cross-border foreign exchange activities. The offshore SPV may also be restricted in its ability to contribute additional capital to its PRC subsidiaries. Where a domestic resident fails to complete relevant foreign exchange registration as required, fails to truthfully disclose information on the actual controller of the enterprise involved in the return investment or otherwise makes false statements, the foreign exchange control authority may order them to take remedial actions, issue a warning, and impose a fine of less than RMB300,000 on an institution or less than RMB50,000 on an individual.

Circular 13 was issued by SAFE on February 13, 2015 and became effective on June 1, 2015. Pursuant to Circular 13, a domestic resident who makes a capital contribution to an SPV using his or her legitimate domestic or offshore assets or interests is no longer required to apply to SAFE for foreign exchange registration of his or her overseas investments. Instead, he or she shall register with a bank in the place where the assets or interests of the domestic enterprise in which he or she has interests are located if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate domestic assets or interests; or he or she shall register with a local bank at his or her permanent residence if the domestic resident individually seeks to make a capital contribution to the SPV using his or her legitimate offshore assets or interests.

Circular 19 and Circular 16

Circular 19 was promulgated by SAFE on March 30, 2015 and became effective on June 1, 2015. According to Circular 19, foreign exchange capital of foreign-invested enterprises shall be granted the benefits of Discretional Foreign Exchange Settlement (“Discretional Foreign Exchange Settlement”). With Discretional Foreign Exchange Settlement, foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau, or for which book-entry registration of monetary contribution has been completed by the bank, can be settled at the bank based on the actual operational needs of the foreign-invested enterprise. The allowed Discretional Foreign Exchange Settlement percentage of the foreign exchange capital of a foreign-invested enterprise has been temporarily set to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a foreign-invested enterprise needs to make any further payment from such account, it will still need to provide supporting documents and to complete the review process with its bank.

Furthermore, Circular 19 stipulates that foreign-invested enterprises shall make bona fide use of their capital for their own needs within their business scopes. The capital of a foreign-invested enterprise and the Renminbi if obtained from foreign exchange settlement shall not be used for the following purposes:

●	directly or indirectly used for expenses beyond its business scope or prohibited by relevant laws or regulations;

●	directly or indirectly used for investment in securities unless otherwise provided by relevant laws or regulations;

●	directly or indirectly used for entrusted loan in Renminbi (unless within its permitted scope of business), repayment of inter-company loans (including advances by a third party) or repayment of bank loans in Renminbi that have been sub-lent to a third party; and

●	directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for foreign-invested real estate enterprises).

Circular 16 was issued by SAFE on June 9, 2016. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange capital items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis applicable to all enterprises registered in the PRC. Circular 16 reiterates the principle that an enterprise’s Renminbi converted from foreign currency-denominated capital may not be directly or indirectly used for purposes beyond its business scope or purposes prohibited by PRC laws or regulations, and such converted Renminbi shall not be provided as loans to non-affiliated entities.

Circulars 16 and 19 address foreign direct investments into the PRC, and stipulate the procedures applicable to foreign exchange settlement. If and when circumstances require funds to be transferred to our WFOE in the PRC from our offshore entities, then any such transfer would be subject to Circulars 16 and 19.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Happiness Development Group Limited is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Fujian Happiness may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

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

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of redeemable warrants, or the lapse of redeemable warrants held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of redeemable warrants by a U.S. Holder, as described under “U.S. Holders — Exercise or Lapse of Redeemable Warrants” above.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation of the RMB against the U.S. dollar of 5.7% decreased our comprehensive loss to $0.09   million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB   as of March 31, 2022. As of March 31, 2022. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2022, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of March 31, 2022 due to the following material weaknesses:

●	We had insufficient financial reporting and accounting with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements;

●	Welack personnel with technical knowledge of business combinations, fair value measurement, intangibles valuation and goodwill impairment analysis;

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

ITEM 16. RESERVED

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

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Year Ended March 31, 2022	Year Ended March 31, 2021	Year Ended March 31, 2020

Audit fees(1)	$200,000	$227,000	$181,000
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$200,000	$227,000	$181,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On March 30, 2022, the Company terminated its independent registered public accounting firm, Briggs & Veselka Co. as the Company’s independent registered public accounting firm, and appointed TPS Thayer, LLC as its new independent registered public accounting firm to audit and review the Company’s financial statements.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors.

Other than as described in this section, our corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction. Rule 5620(a) requires each company listing common stock or voting preferred stock, or their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. The Company follows the home country practice and expect to hold annual shareholders meetings only if there are matters that require shareholders’ approval.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form Exhibit Filing Date			herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 8, 2019
1.2	First Amended and Restated Articles of Association	F-1	3.1	March 28, 2019
1.3	First Amended and Restated Memorandum of Association	F-1	3.2	March 28, 2019
1.4	Second Amended and Restated Memorandum and Articles of Association				X
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Employment Agreement by and between CFO Jiong Bian and the Company dated August 26, 2018	F-1	10.4	March 28, 2019
4.3	Form of Securities Purchase Agreement, by and between Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”) and the Purchasers, dated June 25, 2021	6-K	1.1	July 1, 2021
4.4	Share Purchase Agreement, by and among Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”), Fujian Happiness Biotech Co., Limited, and Fujian Shennong Jiagu Development Co., Ltd., dated October 14, 2021	6-K	4.1	October 25, 2021
4.5	Form of Securities Purchase Agreement, by and between Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”) and the Purchasers, dated January 18, 2022	6-K	99.1	January 21, 2022
4.6	Equity Transfer Agreement, by and among Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”), Fujian Happiness Biotech Co., Limited, and Fuzhou Hekangyuan Trading Co., Ltd., dated March 4, 2022	6-K	4.1	March 7, 2022
4.7	Form of Securities Purchase Agreement, by and between Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”) and the Purchasers, dated March 11, 2022	6-K	1.1	March 16, 2022
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 15, 2022	HAPPINESS DEVELOPMENT GROUP LIMITED

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED March 31, 2022 and 2021

HAPPINESS DEVELOPMENT GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Happiness Development Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Happiness Development Group Limited and its subsidiaries (collectively, the “Company”) as of March 31. 2022, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flow for the year ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022, and the consolidated results of its operations and its consolidated cash flow for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, TX

August 15, 2022

PCAOB ID #6706

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Happiness Biotech Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Happiness Biotech Group Limited and its Subsidiaries (collectively, the “Company”) as of March 31, 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Briggs & Veselka Co.

Briggs & Veselka Co.

Houston, Texas

August 2, 2021

We have served as the Company’s auditor since 2018.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of March 31,	As of March 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$19,733,631	$36,558,752
Accounts receivable, net of allowance for doubtful accounts of $463,514 and $0, respectively	27,447,907	34,563,743
Notes receivable	89,332	-
Inventories	1,389,561	1,785,379
Prepaid expenses and other current assets	7,909,233	22,189,744
Total current assets	56,569,664	95,097,618

Property, plant and equipment, net	11,246,815	10,514,031
Intangible assets, net	10,101,405	1,832,099
Goodwill	10,084,201	162,832
Deferred tax assets	3,796,492	-
Prepaid assets	5,627,099	5,138,105
TOTAL ASSETS	$97,425,676	$112,744,685

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,155,733	$8,841,163
Other payables and accrued liabilities	3,469,768	3,694,943
Income tax payable	37,225	334,523
Short-term bank borrowings	2,268,360	2,237,000
Total current liabilities	17,931,086	15,107,629
Deferred tax liability	2,079,986	-
TOTAL LIABILITIES	20,011,072	15,107,629

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Preferred shares, $0.0005 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	-	-
Class A Ordinary shares, $0.0005 par value, 70,000,000 shares authorized, 67,004,583 and 30,481,580 shares issued and outstanding, respectively	33,502	15,241
Class B Ordinary shares, $0.0005 par value, 20,000,000 shares authorized, 12,095,100 and 0 shares issued and outstanding, respectively	6,048	-
Additional paid-in capital	53,871,226	26,545,384
Statutory surplus reserve	7,622,765	7,622,765
Retained earnings	12,285,281	61,475,891
Accumulated other comprehensive income (loss)	4,306,536	(913,621)
Total Happiness Development Group Limited’s shareholders’ equity	78,125,358	94,745,660

Non-controlling interests	(710,754)	2,891,396

Total shareholders’ equity	77,414,604	97,637,056

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$97,425,676	$112,744,685

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the years ended March 31,
	2022	2021	2020
Revenues	$89,488,658	$71,484,703	$65,061,953
Cost of revenues	(85,777,192)	(53,309,102)	(34,642,649)
Gross profit	3,711,466	18,175,601	30,419,304

Operating expenses:
Selling and marketing	40,476,616	9,958,886	9,179,160
General and administrative	9,126,812	5,030,899	3,482,459
Research and development	1,684,089	1,660,100	2,358,968
Goodwill impairment	10,309,745	-	-
Total operating expenses	61,597,262	16,649,885	15,020,587

Operating (loss) income	(57,885,796)	1,525,716	15,398,717

Other income (expenses):
Interest income	108,395	131,901	74,929
Interest expense	(85,993)	(111,799)	(98,086)
Other income, net	117,086	105,522	156,562
Total other income, net	139,488	125,624	133,405

(Loss) Income before income taxes	(57,746,308)	1,651,340	15,532,122

Income tax benefit (provision)	3,726,227	(959,384)	(2,844,087)

Net (loss) income	$(54,020,081)	$691,956	$12,688,035
Net loss attributable to non-controlling interests	4,829,471	94,400	-
Net (loss) income attributable to Happiness Development Group Limited	(49,190,610)	786,356	12,688,035

Other comprehensive income (loss):
Foreign currency translation adjustments	2,523,258	6,113,570	(3,356,032)
Comprehensive (loss) income	$(51,496,823)	$6,805,526	$9,332,003
Less: comprehensive (loss) income attributable to non-controlling interests	2,696,899	(2,873,378)	-
Comprehensive (loss) income attributable to Happiness Development Group Limited	$(48,799,924)	$3,932,148	$9,332,003

Basic and diluted earnings per ordinary share
Basic and diluted	$(1.22)	$0.03	$0.53
Weighted average number of ordinary shares outstanding
Basic and diluted	40,485,912	26,160,270	23,843,836

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Happiness Development Group Limited shareholders’ equity	Non-controlling interests	Total equity

Balance at March 31, 2019	23,000,000	$11,500	-	$-	$5,702,663	$2,064,096	$53,935,169	$(797,781)	$60,915,647	$-	$60,915,647
Ordinary shares issued for cash	2,000,000	1,000	-	-	9,341,339	-		-	9,342,339	-	9,342,339
Net income	-	-	-	-	-	-	12,688,035	-	12,688,035	-	12,688,035
Foreign currency translation adjustments	-	-	-	-	-	-	-	(3,356,032)	(3,356,032)	-	(3,356,032)
Balance at March 31, 2020	25,000,000	$12,500	-	$-	$15,044,002	$2,064,096	$66,623,204	$(4,153,813)	$79,589,989	$-	$79,589,989
			-	-
Ordinary shares issued for cash	5,100,000	2,550	-	-	10,723,150	-	-	-	10,725,700	-	10,725,700
Ordinary shares issued for services	381,580	191	-	-	778,232	-	-	-	778,423	-	778,423
Statutory reserves	-	-	-	-	-	5,558,669	(5,558,669)	-	-	-	-
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	112,418	112,418
Net income (loss)	-	-	-	-	-	-	786,356	-	786,356	(94,400)	691,956
Dividend	-	-	-	-	-	-	(375,000)	-	(375,000)	-	(375,000)
Foreign currency translation adjustments	-	-	-	-	-	-	-	3,240,192	3,240,192	2,873,378	6,113,570
Balance at March 31, 2021	30,481,580	$15,241	-	-	$26,545,384	$7,622,765	$61,475,891	$(913,621)	$94,745,660	$2,891,396	$97,637,056

Ordinary shares issued for cash	32,940,000	16,470	-	-	18,861,130	-	-	-	18,877,600	-	18,877,600
Ordinary shares issued for services	1,478,103	739	-	-	1,085,492	-	-	-	1,086,231	-	1,086,231
Business acquisition (Note 14)	14,200,000	7,100	-	-	7,379,220	-	-	-	7,386,320	3,924,220	11,310,540
Convention of Class A Ordinary shares into Class B Ordinary shares	(12,095,100)	(6,048)	12,095,100	6,048	-	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	-	(49,190,610)	-	(49,190,610)	(4,829,471)	(54,020,081)
Foreign currency translation adjustments	-	-	-	-	-	-	-	5,220,157	5,220,157	(2,696,899)	2,523,258
Balance at March 31, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$12,285,281	$4,306,536	$78,125,358	$(710,754)	$77,414,604

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS DEVELOPMENT GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2022	2021	2020
Cash Flows from Operating Activities:
Net (loss) income	$(54,020,081)	$691,956	$12,688,035
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,187,206	880,879	690,749
Provision for bad debt	463,514	-	-
Goodwill impairment	10,407,349	-	-
Inventory write-downs	-	-	117,753
Loss on disposal of equipment	434,183	-	38
Loss on disposal of subsidiaries	95,932	-	-
Deferred taxes	(3,921,856)	-	-
Share-based compensation	1,086,231	778,423	-
Changes in operating assets and liabilities:
Accounts receivable	23,222,982	(2,106,752)	393,143
Notes receivable	(88,495)	-	-
Inventories	454,262	389,388	(276,909)
Prepaid expenses and other current assets	12,250,088	(8,057,239)	1,525,053
Prepaid assets	(329,926)	1,718,110	(4,402,208)
Accounts payable	(4,845,854)	6,723,151	(32,722)
Other payables and accrued liabilities	(15,213,292)	3,134,093	(559,496)
Due to related parties	-	(844,718)	966,589
Income taxes payable	(317,026)	(402,825)	(332,182)
Net cash (used in) provided by operating activities	(28,134,783)	2,904,466	10,777,843

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(2,390,339)	(2,783,440)	(1,159,355)
Purchase of intangible assets	(17,165)	(1,051,138)	-
Business acquisitions of Hekangyuan	(7,998,836)	-	-
Business acquisitions of Baodeng	(79,584)
Deposits return from Shennong	1,931,646	-	-
Purchase of DAJI	-	(75,044)	-
Deposits paid for business acquisitions	-	(9,313,225)	-
Proceeds from disposal of subsidiaries	34,330
Proceeds from disposal of equipment	43,069	-	-
Net cash used in investing activities	(8,476,879)	(13,222,847)	(1,159,355)

Cash Flows from Financing Activities:
Ordinary shares issued for cash	18,877,600	10,965,553	9,342,339
Cash contribution from non-controlling shareholders	-	37,522	-
Dividend payment	-	(375,000)	-
Proceeds from short-term loans	2,247,086	2,163,037	3,129,711
Repayments of short-term loans	(2,293,900)	(2,118,893)	(2,067,332)
Net cash provided by financing activities	18,830,786	10,672,219	10,404,718

Effect of exchange rate changes on cash and cash equivalents	955,755	2,550,149	(1,169,213)

Net (decrease) increase in cash and cash equivalents	(16,825,121)	2,903,987	18,853,993
Cash and cash equivalents at the beginning of year	36,558,752	33,654,765	14,800,772

Cash and cash equivalents at the end of year	$19,733,631	$36,558,752	$33,654,765

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$570,113	$1,209,381	$3,176,269
Cash paid for interest expense	$85,993	$111,790	$98,086

Supplemental schedule of non-cash investing and financing activities
Ordinary shares issued for acquisitions	$7,386,320	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

HAPPINESS DEVELOPMENT GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Happiness Development Group Limited (“Happiness Development”) is a holding company. It was incorporated on February 13, 2018 under the laws of the Cayman Islands and named Happiness Biotech Group Limited. On November 5, 2021, the Company changed its name to Happiness Development Group Limited under the special resolution dated October 21, 2021. The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Biology Technology Group Limited (“Happiness Hong Kong”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Nanping) Biotech Co., Limited (“Happiness Nanping”).

Happiness Nanping is a holding company of all of the equity or ownership of Fujian Happiness Biotech Co., Limited (“Fujian Happiness”), Fuzhou Happiness Enterprise Management Consulting Co., Ltd. (“Fujian Consulting”), Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”), Taochejun (Fujian) Automobile Sales Co., Ltd. (“Fujian Taochejun”), Hangzhou Happiness Youche Automobile Partnership (Limited partnership) (“Happiness Youche”) and Haiwushuo (Fujian) Food Co., Ltd. (“Haiwushuo Food”).

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Development Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Limited, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping. Happiness Development, Happiness Hong Kong and Happiness Nanping are all holding companies and had not commenced operation until August 21, 2018.

Prior to the reorganization, Mr. Wang Xuezhu, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Wang Xuezhu and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Nanping, which is 100% owned by Happiness Hong Kong. After the reorganization, Happiness Development owns 100% equity interests of Fujian Happiness. Mr. Wang Xuezhu, who owns 52.37% ownership of Happiness Development, became the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

Since the Company is effectively controlled by the same Controlling Shareholder before and after the reorganization, it is considered under common control. Therefore, the above-mentioned transactions were accounted for as a recapitalization. The reorganization has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

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

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities

Happiness (Nanping) Biotech Co., Ltd. (“Nanping Happiness”)	June 1, 2018	PRC	US$ 36,100,000		Investment
Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	November 19, 2004	PRC	RMB 100,000,000	100% by Nanping Happiness	Research, development, production and selling of nutraceutical and dietary supplements
Fujian Happiness comes Medical Equipment Manufacturing Co., Ltd.	April 15, 2020	PRC	RMB 10,000,000	51% by Fujian Happiness	Selling of medical equipment
Shunchang Happiness comes Health Products Co., Ltd.	May 19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi
Fujian Shennongjiagu Development Co., Ltd.(“Shennong”)	December 10, 2012	PRC	RMB 51,110,000	70% by Fujian Happiness	Advertising service, online sales, food sales, data service, information consulting service
Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”)	October 13, 2017	PRC	RMB 10,000,000	100% by Fujian Happiness	Advertising service, online sales, food sales, commodity sales, information consulting service
Fuzhou Happiness Enterprise Management Consulting Co., Ltd.	December 15, 2020	PRC	RMB 1,000,000	100% by Nanping Happiness	Management and consulting service
Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”)	July 16, 2020	PRC	RMB 30,000,000	100% by Nanping Happiness	Advertising service, online sales
Fujian Happy Studio Network Technology Co. LTD	August 10, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service
Hangzhou C’est la vie Interactive Technology Co., Ltd. (“Hangzhou C’est la vie”)	August 26, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Online sales
Fujian Lever Media Co., Ltd. (“Fujian Lever”)	March 1, 2021	PRC	RMB 10,000,000	51% by Hangzhou C’est la vie	Online sales
Shunchang Baolong Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 100,000	100% by Fujian Lever	Online sales
Shunchang Shihong Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 100,000	100% by Fujian Lever	Online sales
Happiness Youdao (Hangzhou) Electronic Commerce Co., Ltd.	August 21, 2017	PRC	RMB 10,000,000	70% by Hangzhou C’est la vie	Online sales
Putian City Hanjiang District Luochen Network Technology Co., Ltd. (“Putian Luochen”)	February 8, 2021	PRC	RMB 100,000	100% by Hangzhou C’est la vie	Online sales
Putian City Hanjiang District Qiyao Trading Co., Ltd.	February 9, 2021	PRC	RMB 100,000	100% by Putian Luochen	Online sales

Putian City Hanjiang District Zhiran Trading Co., Ltd.	February 8, 2021	PRC	RMB 100,000	100% by Putian Luochen	Online sales
Fujian Seravi Electronic Commerce Co., Ltd. (“Fujian Seravi”)	November 30, 2020	PRC	RMB 10,000,000	100% by Hangzhou C’est la vie	Online sales
Shunchang Qida Electronic Commerce Co., Ltd.	December 3, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Penghong Electronic Commerce Co., Ltd.	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Fujian Daji Media Co., Ltd. (“Daji”)	February 1, 2021	PRC	RMB 10,000,000	51% by Happy Buy	Live streaming service
Happy Buy (Nanping) Automobile Sales Co., Ltd.	December 15, 2020	PRC	RMB 5,000,000	100% by Happy Buy Automobile	Automobile sales
Happy Optimal (Fujian) Network Technology Co., Ltd. (“Happy Optimal”)	December 29, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service
Shunchang Haiwushuo Brand Management Co., Ltd. (“Shunchang Haiwushuo”)	September 2, 2021	PRC	RMB 1,000,000	51% by Happy Buy	Advertising service, online sales
Shunchang Salt Sweet Network Technology Co., Ltd.	July 9, 2021	PRC	RMB 500,000	100% by Shunchang Haiwushuo	Online Sales
Haiwushuo (Hangzhou) Media Technology Co., Ltd.	October 29, 2021	PRC	RMB 1,000,000	100% by Shunchang Haiwushuo	Advertising service, online sales
Shunchang County Partners Supply Chain Management Co., Ltd.	June 11, 2021	PRC	RMB 2,000,000	51% by Hangzhou C’est la vie	Online Sales, Advertising
Shunchang Youxi e-commerce Co., Ltd.	May 18, 2021	PRC	RMB 200,000	100% by Fujian Seravi	Online Sales
Haiwushuo (Fujian) Food Co., Ltd.	March 9, 2022	PRC	RMB 10,000,000	51% by Nanping Happiness	Advertising service, online sales
Happy Unicorn (Hangzhou) Network Technology Co., Ltd. (“Happy Unicorn”)	June 1, 2021	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service, online sales, automobile sales, Internet technology service
Ganzhou Youjia New Energy Automobile Sales Co., Ltd.	May 10, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales
Happy car source (Ningbo) Automobile Service Co., Ltd.	May 14, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales
Wuhan Xingfu Youxuan Automobile Sales Co., Ltd.	May 12, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales
Taochejun (Hangzhou) New Energy Technology Co., Ltd. (“Hangzhou Taochejun”)	July 12, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Technology service, automobile sales
Zhejiang Yiche Chuxing Technology Co., Ltd.	May 26, 2020	PRC	RMB 10,000,000	100% by Hangzhou Taochejun	Technology service, automobile sales
Happy Travel Technology (Fujian) Co., Ltd.	October 27, 2020	PRC	RMB 50,000,000	100% by Fujian Taochejun	Technology service, automobile sales
Sichuan Taochejun New Energy Technology Co., Ltd.	July 13, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales.
Taochejun (Xi’an) Car Rental Co., Ltd.	August 20, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales, online sales, car rental service
Taochejun (Fuzhou) Automotive Technology Co., Ltd.	December 27, 2019	PRC	RMB 30,000,000	60% by Fujian Taochejun	Automobile sales, online sales
Fuzhou Taochejun Culture Media Co., Ltd.	July 12, 2021	PRC	RMB 1,000,000	100% by Fujian Taochejun	Advertising service, information consulting service,
Taochejun (Hainan) New Energy Technology Co., Ltd.	June 15, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales, online sales, car rental service
Hunan Xingfu Vehicle Source Technology Co., Ltd.	May 28, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	NEV charging technology service, advertising service, automobile sales, automobile parts sales
Happy Automobile Service (Nanping) Co., Ltd.	December 4, 2020	PRC	RMB 30,000,000	70% by Fujian Taochejun	Automobile sales, online sales
Hangzhou Happiness Youche Automobile Partnership (Limited partnership)	December 29, 2021	PRC	RMB 3,000,000	60% by Nanping Happiness	automobile parts sales
Shunchang Bangren Electronic Commerce Co., Ltd. (a)	December 3, 2020	PRC	RMB 1,000,000	100% by Fujian Lever	Online sales

Shunchang Shenzhou Electronic Commerce Co., Ltd. (a)	December 2, 2020	PRC	RMB 1,000,000	100% by Fujian Seravi	Online sales
Shunchang Tongyuan Electronic Commerce Co., Ltd. (a)	December 2, 2020	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Shunchang Guangxiang Electronic Commerce Co., Ltd. (a)	December 2, 2020	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Shunchang Lishijin Electronic Commerce Co., Ltd. (a)	December 2, 2020	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Shunchang Wangfu Electronic Commerce Co., Ltd. (a)	December 2, 2020	PRC	RMB 100,000	100% by Fujian Seravi	Online sales
Shunchang Yibo Electronic Commerce Co., Ltd. (a)	December 1, 2020	PRC	RMB 100,000	100% by Fujian Seravi	Online sales
Shunchang Runhao Electronic Commerce Co., Ltd. (a)	December 2, 2020	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Shunchang fanyanfull Electronic Commerce Co., Ltd. (a)	May 8, 2021	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Shunchang Fanquguan Electronic Commerce Co., Ltd. (a)	April 23, 2021	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Shunchang Youqiangdiao Electronic Commerce Co., Ltd. (a)	April 16, 2021	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Shunchang Shangyoupin Electronic Commerce Co., Ltd. (a)	April 15, 2021	PRC	RMB 200,000	100% by Fujian Seravi	Online sales
Fuzhou baodeng Trading Co., Ltd (“Fuzhou Baodeng”) (b)	April 1, 2021	PRC	RMB 4,000,000	51% by Happy Unicorn	Online sales
Fuzhou Dachen e-commerce Co., Ltd (b)	April 1, 2021	PRC	RMB 1,000,000	100% by Fujian Baodeng	Online sales
Fuzhou Nanen Trading Co., Ltd (b)	April 1, 2021	PRC	RMB 1,000,000	100% by Fujian Baodeng	Online sales
Fuzhou Dechen Trading Co., Ltd (b)	April 1, 2021	PRC	RMB 1,000,000	100% by Fujian Baodeng	Online sales
Fuzhou lehuang Trading Co., Ltd (b)	June 11, 2021	PRC	RMB 1,000,000	100% by Fujian Baodeng	Online sales
Happy Doddo (Fujian) Network Technology Co. , Ltd. (“Happy Doddo”) (c)	June 28, 2021	PRC	RMB 10,000,000	51% by Happy Unicorn	Online sales
Shunchang Shenghui Electronic Commerce Co., Ltd. (c)	December 3, 2020	PRC	RMB 200,000	100% by Happy Doddo	Online sales
Shunchang Wansheng Electronic Commerce Co., Ltd. (c)	December 2, 2020	PRC	RMB 30,000	100% by Happy Doddo	Online sales
Shunchang Jiefei Electronic Commerce Co., Ltd. (c)	December 2, 2020	PRC	RMB 30,000	100% by Happy Doddo	Online sales
Shunchang Zhibo Electronic Commerce Co., Ltd. (c)	December 3, 2020	PRC	RMB 1,000,000	100% by Happy Doddo	Online sales
Shunchang Herui Electronic Commerce Co., Ltd. (c)	December 1, 2020	PRC	RMB 100,000	100% by Happy Doddo	Online sales
Shunchang Xiaocongcong Electronic Commerce Co., Ltd. (d)	December 3, 2020	PRC	RMB 1,000,000	100% by Fujian Baodeng	Online sales
Shunchang Xianghong Electronic Commerce Co., Ltd. (e)	December 2, 2020	PRC	RMB 200,000	100% by Happy Optimal	Online sales
Shunchang Happy Cat Electronic Commerce Co., Ltd. (f)	December 3, 2020	PRC	RMB 200,000	100% by Happy Optimal	Online sales
Shunchang Subobo E-commerce Co. , Ltd. (f)	July 9, 2021	PRC	RMB 500,000	100% by Happy Optimal	Online sales
Happy Feiyue (Fujian) Network Technology Co., Ltd. (“Happy Feiyue”) (g)	March 19, 2021	PRC	RMB 10,000,000	51% by Happy Unicorn	Online sales
HAPPINESS (HK) TECHNOLOGY LIMITED (g)	April 8, 2021	PRC	HK$ 10,000	100% by Happy Feiyue	Online sales

(a)	During the year ended March 31, 2022, the Company closed 12 subsidiaries to optimize the Company’s structure on online store business.
(b)	Fuzhou Baodeng and its subsidiaries were focus on the online store operation. In March 2022, the Company disposed Fuzhou Baodeng and its subsidiaries to a third party.
(c)	Happy Doddo and its subsidiaries were focus on the online store operation. In February 2022, the Company disposed Happy Doddo and its subsidiaries to a third party.
(d)	Shunchang Xiaocongcong Electronic Commerce Co., Ltd. was a company with no operation. The Company closed it in October 2021.
(e)	Shunchang Xianghong Electronic Commerce Co., Ltd. was closed in October 2021 due to the business optimization.
(f)	Shunchang Happy Cat Electronic Commerce Co., Ltd. and Shunchang Subobo E-commerce Co., Ltd. were disposed in November 2021 due to the business optimization.
(g)	Happy Feiyue and its subsidiary were focus on the online store operation. In January 2022, the Company disposed Happy Feiyue and its subsidiary to a third party.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Happiness Development and its subsidiaries (collectively, the “Company”). All inter-company balances and transactions have been eliminated upon consolidation.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of comprehensive (loss)/income to distinguish the interests from that of the Company. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include,   but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, allowance for credit losses, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Business combination

Business combinations are recorded using the acquisition method of accounting. The assets acquired, the liabilities assumed, and any non-controlling interests of the acquiree at the acquisition date, if any, are measured at their fair values as of the acquisition date. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any non-controlling interest of the acquiree and fair value of previously held equity interest in the acquiree, if any, at the acquisition date over the fair values of the identifiable net assets acquired. Common forms of the consideration made in acquisitions include cash and common equity instruments. Consideration transferred in a business acquisition is measured at the fair value as of the date of acquisition. Acquisition-related expenses and restructuring costs are expensed as incurred.

Accounting Standards Codification (“ASC”) 805   establishes a measurement period to provide the Company with a reasonable amount of time to obtain the information necessary to identify and measure various items in a business combination and cannot extend beyond one year from the acquisition date.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of March 31, and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB ASC 350 guidance on “Testing of Goodwill for Impairment”, a company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value of the reporting unit and the carrying amount will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

As of March 31, 2022, goodwill resulting from business acquisitions have been allocated into three reporting units, including Shennong, Hekangyuan and Daji. The Company evaluates if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment assessment as of March 31. As of March 31, 2022, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

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

Intangible Assets

Intangible assets with definite lives are initially recorded at cost. Amortization of definite-lived intangible assets is computed using the straight-line method over the estimated average useful lives. Intangible assets with indefinite lives should not be amortized but should be tested for impairment at least annually or when event occurs or circumstances that could indicate that the asset might be impaired.

The estimated useful lives of intangible assets are as follows:

Useful life
Land use right	50 years
Licensed software	5-10 years
Trademark	10 years
Customer relationship	5 years

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2022 and 2021.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 820, Fair Value Measurement and Disclosures, requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, income tax assets and liabilities and income taxes payable and to approximate the fair value of the respective assets and liabilities at March 31, 2022 and 2021 based upon the short-term nature of the assets and liabilities.

Warrants

The Company accounts for the warrants pursuant to share exchange agreements in accordance with the guidance contained in ASC 815, under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. All such warrant agreements contain fixed strike prices and number of shares that may be issued at the fixed strike price, and do not contain exercise contingencies that adjust the strike price or number of shares issuable upon settlement of the warrants. All such warrant agreements are exercisable at the option of the holder and settled in shares of the Company. The warrants are qualified as equity-linked instrument embedded in a host instrument whereby do not meet definition of derivative, therefore it’s not required to separate the embedded component from its host.

The Company treats a modification of the terms or conditions of an equity award in accordance with ASC Topic 718-20-35-3, by treating the modification as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of ASC Topic 718-20-35-3 over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. There is no modification of the terms or conditions of the warrant issued by the Company.

Deconsolidation

The Company accounts for the deconsolidation of a subsidiary by recognizing a gain or loss in net income/loss attributable to the parent, measured as the difference between:

a.	The aggregate of all of the following:

1. The fair value of any consideration received;

2. The fair value of any retained noncontrolling investment in the former subsidiary at the date the subsidiary is deconsolidated;

3.The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

b.	The carrying amount of the former subsidiary’s assets and liabilities.

If the deconsolidation transactions were transacted with related parties under common control, the Group should not recognize gain on sales of the subsidiaries and losses should be recognized by the Company only when an impairment in value is indicated.

The Company has continued to operate the online store business through the other subsidiaries. Since the deconsolidated subsidiaries’ operating revenue was less than 1% of the Company’s consolidated revenue and the disposal did not constitute a strategic shift that would have a major effect on the Company’s operations and financial results. The results of operations for these subsidiaries were not reported as discontinued operations in the consolidated financial statements.

Revenue Recognition

The Company generates its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services.

The Company allows its customers to return products within some range. The range was limited to 3% of the customer’s yearly payment amount for the year for online store business. The transportation fee is borne by the customers in the condition of products return. For the year ended March 31, 2022, products return of all product sales amounted to $66,646, which is within the range.

The Company adopted the new guidance of ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition on April 1, 2019.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Company generates revenues from providing transportation services and warehouse storage and management services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

Healthcare products

The Company sells nutraceutical and dietary supplements to third-party distributors and experience stores. Experience stores are owned by third parties, which are located in tourist sites where the sales consultants gave in-depth presentation of the origin, tradition and history of the Company’s products. Tourists are guided to enjoy a presentation of traditional Chinese herb culture offered by the distributors in the experience store and be presented with the Company’s healthcare products. The Company is a principal for the healthcare product sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to distributors’ or the experience stores’ premises and evidenced by signed acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to distributors or experience stores and the signing of their acknowledgment. Distributors and experience stores are required to pay under the customary payment terms, which is generally less than six months. According to the sales agreement, the healthcare product sold cannot be returned after the acknowledgement.

Automobile

The Company sells automobiles in fiscal year 2022. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company is a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer acknowledgement. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

Online store

The Company sells various goods through its online store business in fiscal year 2022. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company is a principal for the online store sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

Internet information and advertising service

The Company provides internet information and advertising service online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible to the service provided. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. No sales return is permitted after the service performed according to the contract signed. The selling price per click, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the completion of the service. Customers are required to pay to the Company in advance according to the contract.

The Company adopted ASC 606 as of April 1, 2019 using the modified retrospective transition method, the Company recognizes the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings; however, no adjustment was required as a result of adopting the new revenue standard.  Results for reporting periods beginning after April 1, 2019 are presented under the new standard. The comparative information has not been restated and continues to be reported under the historic accounting standards in effect for those periods.  The Company does not expect any impact to its net income from the adoption of ASU 2014-09 on an ongoing basis.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the years ended March 31, 2022, 2021 and 2020:

	For the years ended March 31,
	2022	2021	2020
Healthcare products	$30,323,831	$45,389,702	$65,061,953
Online store	28,014,109	13,473,626	-
Internet information and advertising	10,538,943	9,245,019	-
Automobile	20,611,775	3,376,356	-
Revenue	$89,488,658	$71,484,703	$65,061,953

Cost of Revenues

Healthcare products

Cost of revenue of healthcare product is mainly composed of the cost of product sales, employees, depreciation expenses and other manufacturing overhead expenses that are directly attributable to the business.

Automobile

Cost of revenue of automobile is mainly composed of the cost of automobile and other miscellaneous expenses that are directly attributable to the business.

Online store

Cost of revenue of online store is mainly composed of the cost of goods sales and other miscellaneous expenses that are directly attributable to the business.

Internet information and advertising service

Cost of revenue of automobile is mainly composed of the cost of service provide and other miscellaneous expenses that are directly attributable to the business.

Government Grant

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts. For the years ended March 31, 2022, 2021 and 2020, the Company recognized government grants of $11,893, $63,520 and $162,268, respectively, for the government support of the Company’s research and development activities and patent applications. The government grants were recorded as other income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services, raw materials, and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred as selling and marketing expense. Shipping and handling costs were $291,170, $1,104,120 and $1,869,505 for the years ended March 31, 2022, 2021 and 2020, respectively.

Advertising Costs

Advertising costs expensed as economic benefits are consumed in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $26,210,291, $5,720,458 and $3,856,921for the years ended March 31, 2022, 2021 and 2020, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees in accordance with ASC 718, “Compensation-Stock Compensation”. ASC 718 requires companies to measure the cost of employee services received in exchange for an award of equity instruments, including the equity incentive plan, based on the grant date fair value of the award and to recognize it as compensation expense over the period the employee is required to provide service in exchange for the award, usually the vesting period. Stock option forfeitures are recognized at the date of employee termination. Effective April 1, 2019, the Company adopted ASU 2018-07 for the accounting of share-based payments granted to non-employees for goods and services and no material impacts to the Financial Statements.

Option

The fair value of options issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of option would also vary accordingly.

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2022 and 2021.

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

As of March 31, 2022, our PRC subsidiaries had an aggregate retained earnings of approximately RMB 195.2 million (US$26.04 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

Value-added Tax

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is generally subject to the VAT for merchandise sales and services performed. Before May 1, 2018, the applicable VAT rate was 17%, while after May 1, 2018 and before April 1, 2019, the Company is subject to a VAT rate of 16%. After April 1, 2019, the Company is subject to a VAT rate of 13% based on the new Chinese tax law.

Earnings/ Loss per Share

Basic earnings/loss per share is computed by dividing net profit/loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two-class method. Using the two class method, net profit/loss is allocated between Class A ordinary shares, Class B ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted earnings/loss per share is calculated by dividing net profit/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Dilutive equivalent shares are excluded from the computation of diluted earnings/loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the earning/loss per share for both classes of shares are identical. The earning/loss per share amounts are the same for Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

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

	March 31, 2022	March 31, 2021	March 31, 2020
Period-end spot rate	US$1=RMB 6.3482	US$1=RMB 6.5713	US$1=RMB 7.0851
Average rate	US$1=RMB 6.4083	US$1=RMB 6.7960	US$1=RMB 6.965

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of income and comprehensive income.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. In the year ended March 31, 2022, the CODM reviews financial information analyzed by customer, which only presented at the gross profit level with no allocation of operating expenses. Thus, the Company determined that it operates in four operating segments: (1) Healthcare products; (2) Automobile; (3) Online store; and (4) Internet information and advertising service. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of March 31, 2022 and 2021, cash and cash equivalents of $19,571,668 (RMB 124,244,865) and $36,203,665 (RMB 237,905,147), respectively, is denominated in RMB and is held in PRC.

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

The Company was impacted by the COVID-19 pandemic in many ways, including the plump of closures of experience stores, diving sales by distribution channels, and shut down or partly shut down of production facilities for several months.

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

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party. There were no related party transactions as of March 31, 2022.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842),” which increases lease transparency and comparability among organizations. Under the new standard, lessees will be required to recognize all assets and liabilities arising from leases on the balance sheet, with the exception of leases with a term of 12 months or less, which permits a lessee to make an accounting policy election by class of underlying asset not to recognize lease assets and liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted. In March 2018, the FASB approved an alternative transition method to the modified retrospective approach, which eliminates the requirement to restate prior period financial statements and requires the cumulative effect of the retrospective allocation to be recorded as an adjustment to the opening balance of retained earnings at the date of adoption. In May 2020, the FASB issued ASC 2020-05 to defer the effective date for non-issuer entities that have not yet issued their financial statements reflecting the adoption of leases; the amended effective date for non-issuer entities is for fiscal years beginning after December 15, 2021.

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

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2022. The guidance should be applied on a prospective basis, and is not expected to have a material impact on the Company’s consolidated financial statements.

The Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2021 and the adoption of this standard did not have any material impact on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2022 and 2021:

	As of March 31,	As of March 31,
	2022	2021
Accounts receivable, gross	$27,911,421	$34,563,743
Less: allowance for doubtful accounts	463,514	-
Accounts receivable	$27,447,907	$34,563,743

The Company recorded net of allowance for doubtful accounts of $463,514 as of March 31, 2022 due to uncollectible balances from three overseas companies. The Company gives its customers credit period of 180 days and continually assesses the recoverability of uncollected accounts receivable. As of March 31, 2022, the balance of the Company’s accounts receivable was all due within 2 years. As of March 31, 2021, the balance of the Company’s accounts receivable was all due within 1 year. The Company believes the balances of its accounts receivable are fully recoverable as of March 31, 2022.

NOTE 4 – INVENTORIES

All the inventories are located in China. Inventories consisted of the following as of March 31, 2022 and 2021:

	As of March 31,	As of March 31,
	2022	2021
Raw materials	$786,082	$1,422,941
Work in process	-	34,717
Finished goods	603,479	327,721
Total	$1,389,561	$1,785,379

No lower of cost or net realizable value adjustment was recorded as of March 31, 2022 and 2021, respectively.

No inventory provision or write-downs for the years ended March 31, 2022 and 2021.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of March 31, 2022 and 2021:

	As of March 31,	As of March 31,
	2022	2021
Prepayments to suppliers	$4,177,537	$9,334,225
Loans receivables (a)	727,765	-
Deposit	691,070	12,174
Prepayments to technical provider	669,481	646,752
VAT-in	560,155	-
Prepayment to Weilan (b)	448,946	-
Receivable from disposal of subsidiaries	408,106	-
Deposit for the acquisition of Shennong (Note 14)	-	9,130,613
Other current assets	226,173	3,065,980
Total	$7,909,233	$22,189,744

(a)	Loans receivables to third parties mainly represent loan agreements entered with certain third-party companies to support their daily operation or bridge loan of mortgage with maturity from six to nine months and the interest rate from 0.03% to 0.5% per day.

(b)	In the year ended March 31, 2022, the Company signed a cooperation agreement with a third party to invest in Hangzhou Weilan Automobile Co., Ltd. (“Weilan”) and paid $448,946 to the shareholders of Weilan. In June 2022, both parties agreed to terminate the cooperation agreement and the Company collected the full prepayment.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of March 31, 2022 and 2021:

	As of March 31,	As of March 31,
	2022	2021
Buildings	$15,345,997	$12,813,510
Machinery	1,918,918	2,867,046
Furniture, fixture and electronic equipment	179,667	231,929
Vehicles	176,606	147,132
Total property plant and equipment, at cost	17,621,188	16,059,617
Less: accumulated depreciation	(6,374,373)	(5,545,586)
Property, plant and equipment, net	$11,246,815	$10,514,031

As of March 31, 2022 and 2021, the Company pledged its building with a carrying value of approximately $2.1 million and $5.1 million, respectively, as the collateral for short-term bank loans (see Note 10).

Depreciation expense was $1,553,399, $849,454 and $674,247 for the years ended March 31, 2022, 2021 and 2020, respectively. Depreciation allocated as manufacturing overhead to inventories was $621,654, $589,610 and $555,636 for the years ended March 31, 2022, 2021 and 2020, respectively.

The carrying amount of disposed property, plant and equipment recognized for the year ended March 31, 2022 and 2021 were amounted to $505,969 and $0, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

	As of March 31,	As of March 31,
	2022	2021
Land use right, cost	$910,808	$879,886
Customer relationship (Note 14)	8,822,973	-
Trademark	11,027	-
Software, cost	1,127,710	1,084,858
Total	10,872,518	1,964,744
Less: accumulated amortization	(771,113)	(132,645)
Intangible assets, net	$10,101,405	$1,832,099

As of March 31, 2022 and 2021, the Company pledged its land use right on its land with a carrying value of $93,140 (12,120 square meters) and $758,504 (29,720 square meters), respectively, as the collateral for a short-term bank loan (see Note 10).

Amortization expense was $633,807, $31,425 and $16,502 for the years ended March 31, 2022, 2021 and 2020, respectively.

Estimated future amortization expense is as follows as of March 31, 2022:

Years ending March 31,	Amortization expense
2023	$1,897,000
2024	1,897,000
2025	1,897,000
2026	1,897,000
2027	1,897,000
Thereafter	616,405
$10,101,405

NOTE 8 – GOODWILL

Goodwill consisted of the following as of March 31, 2022 and 2021:

	As of March 31,	As of March 31,
	2022	2021
Shennong	$6,288,219	$-
Hekangyuan	3,627,427	-
Daji	168,555	162,832
Total	$10,084,201	$162,832

The changes in the carrying amount of goodwill for the years ended March 31, 2022 and 2021 were as follow:

	As of March 31,	As of March 31,
	2022	2021
Balance as of March 31	$162,832	$-
Acquisitions (Note 14)	20,237,015	162,832
Impairment	(10,309,745)	-
Exchange gain and loss	(5,901)	-
Goodwill, net	$10,084,201	$162,832

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of the multi-industry, full-link and full-closed-loop of Shennong, and cooperation of developing the health commodities business stably, combining the production and supply, jointly build a perfect supply chain system with Hekangyuan.

Due to the continually influence of the COVID-19 pandemic, Shennong and Hekangyuan’s operating result decreased significantly. The Company assessed qualitative factors and performed the quantitative impairment test. As of March 31, 2022 and 2021, the Company recognized impairment amounted to $10,309,745 (including $5,844,804 to Shennong and $4,464,941 to Hekangyuan) and nil, respectively.

NOTE 9 – PREPAID ASSETS

Prepaid assets consisted of the following as of March 31, 2022 and 2021:

	As of March 31,	As of March 31,
	2022	2021
Prepayments for advertising or marketing	$5,485,325	$4,909,840
Prepayment of celebrity endorsement fee	141,774	228,265
Total	$5,627,099	$5,138,105

Since October 1, 2018, the Company entered into agreements with exclusive distributors to provide subsidy of $152,177 to $913,062 (RMB 1.0 million to 6.0 million) to each exclusive distributor for advertising and marketing in the next 3 years when they open new stores. The Company provided $7.09 million and $2.95 million subsidy in the year ended March 31, 2022 and 2021. In November 2019, the Company also entered into a business development cooperation agreement with a service company located in the U.S, who provides market channel and advertisement supports to the Company, for a total of $1,600,000 over 3-year.

In October 2018, the Company paid a celebrity endorsement fee of $445,533 (RMB 3.0 million). The celebrity endorsement contract is for a period of 5 years.

NOTE 10 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following as of March 31, 2022 and 2021:

	As of March 31,	As of March 31,
	2022	2021
Industrial Bank Co., Ltd	$1,102,675	$1,065,238
Postal Saving Bank of China	1,165,685	1,171,762
Total	$2,268,360	$2,237,000

On May 4, 2018, the Company entered into a bank loan agreement with Industrial Bank Co., Ltd to borrow $1,039,578 (RMB 7.0 million) as working capital for one year with due date on April 21, 2019 and it was renewed in 2019 for another year. The loan bears a fixed interest rate of 1-year Loan Prime Rate (“LPR”) +2.19% on the date of drawing per annum. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang, Mr. Xianfu Wang, and Mrs. Yanying Lin. Based on guarantee contract the maximum guaranteed amount was RMB 7.0 million. The Company also pledged its building and land use rights as collaterals. Based on the pledge agreement, the maximum pledged amount was RMB 17.4 million. There were no loan guarantee fees paid to the personal guarantors. In April 2020, Fujian Happiness renewed the loan agreement with Industrial Bank Co. Ltd for $1,065,238 (RMB 7.0 million) bearing interest rate at LPR plus 1.45% per annum, payable monthly. The loan was expired and paid off in April 2021. In addition, the Company entered into a loan agreement of $1,065,238 (RMB 7.0 million) bearing interest rate at LPR plus 0.75% on June 9, 2021 and repaid it on June 5, 2022.

On June 24, 2019, the Company entered into a loan facility framework agreement with Postal Saving Bank of China. The agreement allows the Company to access a total borrowing of approximately $3.4 million (RMB 24.4 million) for short-term loans. The loan facility agreement is valid until June 23, 2025 and subject to renewal. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang and Happiness Nanping. The Company also pledged its building and land use right as collaterals. Pursuant to the loan facility agreement with Postal Saving Bank of China, which is valid from June 24, 2019 to June 23, 2025. On January 12, 2022 and January 13, 2022, the Company entered into a loan agreement of $846,848 (RMB 6.0 million) and $197,597 (RMB 1.4 million) short-term loans bearing fixed interest rate of 4.25%, which was due on January 10, 2023 and February 12, 2023, respectively. In addition, on April 7, 2020 and January 15, 2021, the Company entered into a loan agreement of RMB 1.7 million and RMB 6.0 million with Postal Saving Bank of China as working capital for one year, respectively. The loans bear a fixed interest rate of LPR+20 BP. The Company repaid RMB 1.7 million on April 6, 2021 and April 8, 2021, and repaid RMB 6.0 million on January 12, 2022.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of March 31,	As of March 31,
	2022	2021
Buildings, net	$2,076,215	$5,062,724
Land use rights, net	93,140	758,504
Total	$2,169,355	$5,821,228

For the years ended March 31, 2022, 2021 and 2020, interest expense on all short-term bank loans amounted to $85,993, $111,790 and $98,086, respectively.

NOTE 11 – SHARE BASED COMPENSATION

2020 Equity incentive plan

In February 2021, the Company adopted the 2020 Equity incentive plan which allows the Company to offer incentive awards to employee, directors and consultants (collectively, “the Participants”). Under the 2020 Equity incentive plan, the Company may issue incentive awards to the Participants to purchase no more than 3,500,000 ordinary shares with no restrictive legend affixed.

Share-based compensation expense of $1,086,231 and $778,423 was immediately recognized in general and administrative expenses for the year ended March 31, 2022 and 2021 with no vesting conditions.

The fair values of share units are determined based on the fair value of the grant date of the Company’s ordinary shares.

NOTE 12 – SHAREHOLDERS’ EQUITY

Ordinary shares

Happiness Development was incorporated under the laws of the Cayman Islands on February 9, 2018. The Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in Fujian Happiness from the former shareholders to Happiness Nanping.

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of Happiness Development Group Limited, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Nanping) Biotech Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Nanping.

In May 2018, the Company received $627,628 (RMB 4.0 million) from two investors into Fujian Happiness.

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

On June 21, 2021, the Company issued an aggregate of 231,445 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $351,796.

On June 25, 2021, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 1,240,000 Class A ordinary shares to the purchasers with a total consideration amounted $2,157,600. The Company collected total net proceeds of $2,157,600 after deducting commissions and offering expenses.

On October 14, 2021, the Company issued an aggregate of 113,458 Class A ordinary shares of the Company to certain employees and a director for their services. The total compensation cost was $99,843.

On October 20, 2021, the Company entered into a certain equity agreement with Shennong for the purchase of 70% of the equity interest of Shennong at a consideration of RMB 103.0 million (approximately $16.1 million). The total consideration paid for the Equity Interests are RMB 48.0 million (approximately $7.5 million) in cash and 4,200,000 Class A ordinary shares of the Company. The Company issued an aggregate of 4,200,000 ordinary shares of the Company to certain transaction on November 12, 2021. The total compensation cost was $3,736,320.

On October 21, 2021, the Company held its annual meeting of shareholders for its fiscal year ending March 31, 2021. The Company approved as a special resolution an alteration to the share capital of the Company by: a: the conversion of each issued paid up Ordinary Share with a par value of $0.0005 each into stock (the “Stock”); b: the alteration of the authorized issued share capital of the Company from (i) US$50,000 divided into 90,000,000 Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each; to (ii) 70,000,000 Class A Ordinary Shares with a par value of $0.0005 each, 20,000,000 Class B Ordinary Shares with a par value of US$0.0005 each and 10,000,000 Preferred Shares with a par value of US$0.0005 each. Class A Ordinary Shares was entitled to one vote per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; and be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares. Class B Ordinary Shares was entitled to twenty (20) votes per share and to receive notice of, attend at and vote as a member at any general meeting of the Company; be entitled to such dividends as the Board may from time to time declare; and generally be entitled to enjoy all of the rights attaching to shares.

On January 12, 2022, the Company issued an aggregate of 1,133,200 Class A ordinary shares of the Company to certain employees for their services. The total compensation cost was $634,592.

On January 20, 2022, the Company entered several Securities Purchase Agreement with non-US persons. Pursuant to which, the Company issued 12,500,000 Class A ordinary shares to the purchasers with a total consideration amounted $10,000,000. The Company collected total net proceeds of $10,000,000 after deducting commissions and offering expenses.

On March 4, 2022, the Company entered into a certain equity transfer agreement with Hekangyuan for the purchase of 100% of the equity interest of Hekangyuan at a consideration of $12.0 million. The total consideration paid for the Equity Interests are $8.0 million in cash and 10,000,000 Class A ordinary shares of the Company. The Company issued an aggregate of 10,000,000 ordinary shares of the Company to certain transaction on March 7, 2022. The total compensation cost was $3,560,000.

On March 10, 2022, the Company entered several Securities Purchase Agreement with non-US investors. Pursuant to which, the Company issued 19,200,000 Class A ordinary shares to the purchasers with a total consideration amounted $6,720,000. The Company collected total net proceeds of $6,720,000 after deducting commissions and offering expenses.

Non-controlling Interest

Non-controlling interests represent the interest of non-controlling shareholders in Happiness Development Group Limited based on their proportionate interests in the equity of that company adjusted for their proportionate share, which is 30% to 49% of the particular subsidiaries, of income or losses from operations. See Note 1 for details of the Company and its operating subsidiaries ownership.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2019, $56,077 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve reached 50% of its registered capital. In 2020, no statutory surplus was appropriated. In 2021, $5,558,669 was appropriated by Fujian Happiness to the statutory surplus reserve. The reserved amounts as determined pursuant to PRC statutory laws amounted $7,622,765 and $7,622,765 as of March 31, 2022 and 2021.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company, and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory surplus reserves of the Company in PRC amounted $19,978,449 and $18,978,449 as of March 31, 2022 and 2021, respectively.

As of March 31, 2022, our PRC subsidiaries had an aggregate retained earnings of approximately RMB195.2 million (US$26.04 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time.

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

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Days	Intrinsic Value
Options Outstanding as of March 31, 2020	-	$-	-	$-
Options Exercisable as of March 31, 2020	-	$-	-
Options granted	300,000	5.12	45	-
Options forfeited	-	-	-	-
Options expired	(300,000)	5.12	45	-

Options Outstanding as of March 31, 2022 and 2021	-	$-	-	$-
Options Exercisable as of March 31, 2022 and 2021	-	$-	-	$-

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

The Company’s outstanding and exercisable warrants as of March 31, 2022 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants granted	-	$-	-	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-
Warrants Outstanding as of March 31, 2022	160,000	$6.60	2.6	$-

NOTE 13 – TAXES

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2022 and 2021, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2022.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended March 31,
	2022	2021	2020
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%	(10.0)%
Effect of other deductible expenses	2.7%	7.4%	(3.3)%
Total	17.7%	22.4%	18.3%

The provision for income tax consisted of the following:

	For the years ended March 31,
	2022	2021	2020
Current income tax provision	$195,678	$959,384	$2,844,087
Deferred income tax provision	(3,921,905)	-	-
Total	$(3,726,227)	$959,384	$2,844,087

The deferred income tax assets and liabilities as below:

	For the years ended March 31,
	2022	2021	2020
Net accumulated loss-carry forward	$4,402,633	$-	$-
Less: valuation allowance	(606,141)	-	-
Net deferred tax assets	$3,796,492	$-	$-

	For the years ended March 31,
	2022		2021	2020
Beginning balance	$		$-	$-
Write-off
Change of valuation allowance		4,402,633	-	-
Ending balance		$4,402,633	$-	$-

	For the years ended March 31,
	2022	2021	2020
Intangible assets arising from acquisition	$(2,079,986)	$-	$-
Total deferred tax liabilities	$(2,079,986)	$-	$-

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of $3,796,492 and deferred tax liabilities of $2,079,986 as of March 31, 2022. The Company recorded no deferred tax assets and liabilities as of March 31, 2021, as there was no material temporary difference between the carrying amounts of assets and liabilities.

(b) Taxes Payable

The Company’s taxes payable as of March 31, 2022 and 2021 consisted of the following:

	As of March 31,	As of March 31,
	2022	2021
Income tax payable	$15,078	$377,025
VAT payable	2,189	(53,035)
Other tax payables	19,958	10,533
Total	$37,225	$334,523

NOTE 14 – BUSINESS COMBINATION

Acquisition of Daji

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

Acquisition of Shennong

On November 12, 2021, the Company acquired 70% equity interest of Shennong with total cash consideration of $7.5 million (RMB 48.0 million) and 4,200,000 Class A ordinary shares of the Company. The Class A Ordinary Shares were registered on November 12, 2021, valued at $0.8896 per share. Shennong is a company incorporated in Fujian, the PRC and focus on agriculture products, electronic products and hardware products. Acquisition of Shennong has strengthen the supply-chain as well as the industrial integration of online store. According to the share transfer agreement signed with the transferer, the Company owns the right to require the transferer purchasing back all the equity interests in cash of RMB72.1million if the target company doesn’t meet the profit target. In the year ended March 31, 2021, the Company has paid $9.1 million (RMB 60.0 million) to the transferer as a deposit of this acquisition. And the overpaid RMB 12.0 million (approximately $1.9 million with $0.3 million exchange gain) has been collected back in the year ended March 31, 2022. The results of Shennong have been included in the consolidated financial statements of the Company since the acquisition date of November 12, 2021.

The balance sheet as of March 31, 2022 and the statement of income and comprehensive income for the period from the acquisition date to March 31, 2022 has been consolidated into the Company’s consolidated financial statements. The net revenue and net income of Shennong since the acquisition date and that were included in the Company’s consolidated statements of operations and comprehensive income/(loss) for year ended March 31, 2022 are $4,444,960 and $354,722, respectively.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified, contingent consideration and non-controlling interests as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values. Fair value of the non-controlling interests was evaluated based on the equity value of Shennong derived by the discounted cash flow method after considering a discount for lack of control:

Fair value of total consideration transferred:
Equity instrument (4.2 million Class A Ordinary Shares issued)	$3,736,320
Cash consideration	7,492,391
Subtotal	$11,228,711

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$59,091
Current assets other than cash	13,591,825
Intangible asset – customer relationships	4,214,470
Current liabilities	(13,650,246)
Deferred tax liabilities	(1,053,617)
Total identifiable net assets	$3,161,523
Fair value of non-controlling interests*	4,010,254
Goodwill*	$12,077,442

*	The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of the multi-industry, full-link and full-closed-loop of Shennong.

Non-controlling interest was recognized and measured at fair value on the acquisition date by the Company.

Acquisition of Hekangyuan

On March 4, 2022, the Company acquired 100% equity interest of Hekangyuan with total cash consideration of $8 million and 10,000,000 Class A Ordinary Shares of the Company. The Class A Ordinary Shares were registered on March 4, 202, valued at $0.365 per share. Hekangyuan is a company incorporated in Fujian, the PRC and focus on the sales of healthcare products and optical glasses. The acquisition has further strengthened the distribution network of the Company. According to the share transfer agreement signed with the transferer, the Company owns the right to require the transferer purchasing back all the equity interests in cash of $12.0 million if the target company doesn’t meet the profit target. The results of Hekangyuan have been included in the consolidated financial statements of the Company since the acquisition date of March 4, 2022.

The balance sheet as of March 31, 2022 and the statement of income and comprehensive income for the period from the acquisition date to March 31, 2022 has been consolidated into the Company’s consolidated financial statements.The net revenue and net income of Hekangyuan since the acquisition date and that were included in the Company’s consolidated statements of operations and comprehensive income/(loss) for year ended March 31, 2022 are $917,787 and $38,178, respectively.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were customer relationships with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Equity instrument (10 million Class A Ordinary Shares issued)	$3,650,000
Cash consideration	8,000,000

Subtotal	$11,650,000

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$1,164
Current assets other than cash	1,882,139
Property, plant and equipment, net	187
Intangible asset – customer relationships	4,582,227
Current liabilities	(1,829,733)
Deferred tax liabilities	(1,145,557)
Total identifiable net assets	$3,490,427
Fair value of non-controlling interests	-
Goodwill*	$8,159,573

*	The goodwill generated from the expected synergies from the cooperation of developing the health commodities business stably, combining the production and supply, jointly build a perfect supply chain system with Hekangyuan.

The business combination accounting is provisionally complete for all assets and liabilities acquired on the acquisition date and the Company will continue to evaluate the asset values within the 1-year timeframe according to ASC 805.

NOTE 15 – DECONSOLIDATION

During the year, the Company has disposed several subsidiaries supporting the online store business to optimize the Company’s structure and recognized loss resulting from the deconsolidation amounted to $95,932 and $0, for the year ended March 31, 2022 and 2021, respectively.

NOTE 16 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2022 and 2021, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2022 and 2021, Company has no pending legal proceedings.

NOTE 17 – SEGMENT REPORTING

Before March 31, 2021, the Company’s CODM, chief executive officer, measures the performance of the Company based on metrics of revenue only and doesn’t focus on any profit of the business. Starting from April 1, 2021, the Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and gross profit and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets and operating expenses to its segments as the CODM does not evaluate the performance of segments using asset and operating expenses information.

For the year ended March 31, 2022, the Company has determined that it operates in four operating segments: (1) Healthcare products; (2) Automobile; (3) Online store; and (4) Internet information and advertising service. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.

The following tables present the summary of each reportable segment’s revenue and gross profit, which is considered as a segment operating performance measure, for the fiscal year ended March 31, 2022:

Fiscal year ended March 31, 2022
	Healthcare products	Automobile	Online store	Internet information and advertising service	Consolidated
Revenues	$30,323,831	$20,611,775	$28,014,109	$10,538,943	$89,488,658
Cost	$(30,538,282)	$(20,380,773)	$(25,844,918)	$(9,013,219)	$(85,777,192)
Segment gross profit	$(214,451)	$231,002	$2,169,191	$1,525,724	$3,711,466
Segment gross profit margin	(0.7)%	1.1%	7.7%	14.5%	4.1%

NOTE 18 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the years ended March 31, 2022 and 2021, no individual customer accounted for more than 10% of the Company’s total revenues.

For the year ended March 31, 2022, Guanxian Chunjiang Ganoderma professional cooperative community and Fuzhou Chenyao Industrial Co., Ltd. contributed approximately 13.4% and 12.5% of total purchases of the Company, respectively, which amounted to $14.7 million and $13.7 million respectively. The accounts payable of Guanxian Chunjiang Ganoderma professional cooperative community and Fuzhou Chenyao Industrial Co., Ltd. amounted to $4.3 million and nil as of March 31, 2022. For the years ended March 31, 2021 and 2020, the Company purchased a substantial portion of raw materials from one third-party supplier (16.84% of total raw materials purchase for the year ended March 31, 2021 and 16.67% of total raw materials purchases for the year ended March 31, 2020). As of March 31, 2021, the amounts due to this vendor was $645,635. As of March 31, 2020, the amounts due to this vendor was $-0-

NOTE 19 – SUBSEQUENT EVENTS

On April 21, 2022, 150,000 Class A Ordinary Shares owned by Xuezhu Wang were reconverted into Class B Ordinary Shares.

On June 1, 2022, the Company repaid $1,065,238 (RMB 7.0 million) under the above Max Pledge Amount Agreement from Industrial Bank Co., Ltd. On the same day, the Company borrowed $1,065,238 (RMB 7.0 million) bearing interest rate at LPR plus 0.9%. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang, Mr. Xianfu Wang, and Mrs. Yanying Lin. The Company also pledged its building and land use rights as collaterals. There were no loan guarantee fees paid to the personal guarantors.

On June 24, 2022, Ganzhou Youjia New Energy Automobile Sales Co., Ltd. was dissolved.

The Company evaluated all events and transactions that occurred after March 31, 2022 through the date of the issuance of the consolidated financial statements on August 15, 2022 and noted that there were no other material subsequent events.