Form 20-F/A
period 2022-03-31
Happiness Development Group Ltd
filed 2022-08-18
CIK 1751876

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Auditor Name: TPS Thayer, LLC	Auditor Location: Sugar Land, TX	Auditor Firm ID: 6706

EXPLANATORY NOTE

This Amendment (this “Amendment”) to the annual report on Form 20-F (File No.001-39098), initially filed on August 15, 2022 is being filed as an exhibits-only filing, solely for the purpose of adding Exhibit 23.1, which were inadvertently omitted from the Form 20-F.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate any other items or disclosures contained in the Original Filing and does not reflect events occurring after the date of the Original Filing. This Amendment consists solely of the cover page, this explanatory note, the exhibit index and the exhibits filed herewith.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form Exhibit Filing Date			herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 8, 2019
1.2	First Amended and Restated Articles of Association	F-1	3.1	March 28, 2019
1.3	First Amended and Restated Memorandum of Association	F-1	3.2	March 28, 2019
1.4	Second Amended and Restated Memorandum and Articles of Association	20-F	1.4	August 15, 2022
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Employment Agreement by and between CFO Jiong Bian and the Company dated August 26, 2018	F-1	10.4	March 28, 2019
4.3	Form of Securities Purchase Agreement, by and between Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”) and the Purchasers, dated June 25, 2021	6-K	1.1	July 1, 2021
4.4	Share Purchase Agreement, by and among Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”), Fujian Happiness Biotech Co., Limited, and Fujian Shennong Jiagu Development Co., Ltd., dated October 14, 2021	6-K	4.1	October 25, 2021
4.5	Form of Securities Purchase Agreement, by and between Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”) and the Purchasers, dated January 18, 2022	6-K	99.1	January 21, 2022
4.6	Equity Transfer Agreement, by and among Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”), Fujian Happiness Biotech Co., Limited, and Fuzhou Hekangyuan Trading Co., Ltd., dated March 4, 2022	6-K	4.1	March 7, 2022
4.7	Form of Securities Purchase Agreement, by and between Happiness Development Group Limited (formerly known as “Happiness Biotech Group Limited”) and the Purchasers, dated March 11, 2022	6-K	1.1	March 16, 2022
8.1	List of Subsidiaries	20-F	8.1	August 15, 2022
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
23.1	Consent of TPS Thayer, LLC				X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on this Amendment to Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 18, 2022	HAPPINESS DEVELOPMENT GROUP LIMITED

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer

2