Form 20-F/A
period 2022-03-31
Paranovus Entertainment Technology Ltd.
filed 2023-04-03
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO

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

Paranovus Entertainment Technology Ltd.

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

Fujian Province, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

* Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Class A ordinary shares, par value US$0.01 per share	PAVS	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 3rd, 2023 were 67,004,583 Class A ordinary shares, par value $0.0005 per share and 12,095,100 Class B ordinary shares, par value $0.0005 per share (presented on a pre-2022 Reverse Split basis (as defined below)).

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong Special Administrative Region and the Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the PRC and other legal or tax matters only applicable to mainland China, and excluding, for the purposes of this annual report only, Taiwan; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;

●	“Fujian Happiness” is to Fujian Happiness Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Nanping;

●	“Happiness Hong Kong” refers to Happiness Biology Technology Group Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Happiness Development;

●	“Happiness Nanping” refers to Happiness (Nanping) Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Hong Kong;

●	“Happy Buy” refers to Happy Buy (Fujian) Internet Technology Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Nanping;

●	“PAVS”, “Paranovus”, or “the Company” refer to Paranovus Entertainment Technology Ltd. (formerly known as “Happiness Development Group Limited”), an exempted company registered in the Cayman Islands with limited liability;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“Shares,” “shares,” or “ordinary shares” refers to the ordinary shares, par value $0.01 (post-reverse split), of Paranovus; and

●	“Shunchang Happiness” is to Shunchang Happiness Nutraceutical Co., Ltd, a 100% subsidiary of “Fujian Happiness”;

●	“Taochejun,” refers Taochejun (Fujian) Auto Sales Co., Limited., a 51% subsidiary controlled by Happiness Nanping; and

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States.

●	“we,” “us,” “our company” and “our” refer to Paranovus Entertainment Technology Ltd. and its consolidated subsidiaries. We conduct operations in China through our PRC subsidiaries;

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

Summary of Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include but not limited to the following:

Risk factors relating to our business include but not limited to the following:

●	We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events. See more detailed discussion of this risk factor on page 5 of this annual report.

●	Our failure to compete effectively could adversely affect our market share, revenues and growth prospects. See more detailed discussion of this risk factor on page 6 of this annual report.

●	Any disruption in the supply chain of suppliers for and our dietary supplement products and our e-commerce solutions services could adversely impact our ability to produce products and deliver services. See more detailed discussion of this risk factor on page 7 of this annual report.

●	We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we fail to increase our brands’ recognition, we may face difficulty in obtaining new customers. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we are unable to provide superior user experience, we may not be able to maintain or grow our user base or keep our users highly engaged. See more detailed discussion of this risk factor on page 7 of this annual report.

●	If we fail to renew our Food Production License and registration of our nutraceutical and dietary supplements products, we may receive fines or even sanctions which may prohibit us from production. See more detailed discussion of this risk factor on page 8 of this annual report.

●	Developments in China’s automotive industry will impact our automobile sales business’s net revenues and future growth, including government regulations and policies. See more detailed discussion of this risk factor on page 9 of this annual report.

●	Our Web 3.0 Business has only a limited operating history and an evolving business model with still untested growth initiatives.

●	If we do not develop and provide Web 3.0 related products and services that meet client needs in a rapidly changing environment, Web 3.0 Business could be harmed.

Risk factors relating to doing business in China include but not limited to the following:

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. See more detailed discussion of this risk factor on page 14 of this annual report.

●	Our business is subject to certain PRC laws and regulations. There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in. See more detailed discussion of this risk factor on page 16 of this annual report.

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition and results of operations. See more detailed discussion of this risk factor on page 17 of this annual report.

●	The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. See more detailed discussion of this risk factor on page 18 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See more detailed discussion of this risk factor on page 19 of this annual report.

●	Our subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors. See more detailed discussion of this risk factor on page 16 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 20 of this annual report.

●	Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC. See more detailed discussion of this risk factor on page 21 of this annual report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See more detailed discussion of this risk factor on page 20 of this annual report.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries. See more detailed discussion of this risk factor on page 23 of this annual report.

●	Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it. See more detailed discussion of this risk factor on page 22 of this annual report.

●	Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms. See more detailed discussion of this risk factor on page 23 of this annual report.

●	We are subject to the risks relating to the restrictions on paying dividends or making other payments to us by our subsidiaries in China. See more detailed discussion of this risk factor on page 24 of this annual report.

Risk factors relating to our Ordinary Shares include but not limited to the following:

●	Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims and limit shareholders’ ability to bring claims. See more detailed discussion of this risk factor on page 25 of this annual report.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See more detailed discussion of this risk factor on page 25 of this annual report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See more detailed discussion of this risk factor on page 26 of this annual report.

●	We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company. See more detailed discussion of this risk factor on page 26 of this annual report.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. See more detailed discussion of this risk factor on page 27 of this annual report.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares. See more detailed discussion of this risk factor on page 27 of this annual report.

●	We may be exposed to potential risks relating to our internal controls over financial reporting. See more detailed discussion of this risk factor on page 29 of this annual report.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage. See more detailed discussion of this risk factor on page 29 of this annual report.

●	Our ordinary shares are very thinly traded, and there can be no assurance that there will be an active market for our ordinary shares in the future. See more detailed discussion of this risk factor on page 29 of this annual report.

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

Many of the quarantine measures within China have been relaxed as of the date of this amendment to the annual report, however, relaxation of restrictions on economic and social activities may lead to new cases. There have been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China, our business, results of operations and financial condition could be materially and adversely affected. While the potential downturn brought by and the duration of the COVID-19 outbreak is difficult to assess or predict and the full impact of the virus on our operations will depend on many factors beyond our control. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

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

We launched the experience store model to stimulate our sales in 2017. As of March 31, 2022, we had 10 experience stores in Xiamen, Mount Wuyi, Quzhou, Chaozhou, Guilin and other tourism sites in China, respectively.  Experience stores are all located in famous scenery areas in China. Such stores are targeted to tourists, and will be the focus of our growth in the future. The sales of our experience stores could be affected by the fluctuation and seasonality of tourism in China. The strict quarantine rule and travel restrictions enforced by PRC government and local governments enforced in 2020 due to the outbreak of COVID-19 have negatively affected the volume of tourists in the cities where our experience stores are located. Although of the quarantine measures within China have been relaxed as of the date of this amendment to the annual report, there has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check, which places uncertainty on our sales of our experience stores.

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

2lab3 has an evolving business model with still untested growth initiatives.

On March 28, 2023, we closed an acquisition of 100% membership interests of 2lab3, LLC, a Delaware company (“2lab3”), through which, we will provide expand our business into the Web 3.0 industry. 2lab3 is dedicated to providing consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era. 2lab3 believes that the decentralized networks of Web 3.0 offer an alternative to the status quo of the current digital world. 2lab3 also offers omni-channel marketing solutions for its clients to grow their internet presence and helps its clients design, launch, promote, and manage their virtual products, such as non-fungible tokens (NFTs).

We have an evolving business model and intend to implement new strategies to grow our Web 3.0 business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our Web 3.0 business in the future.

2lab3 is a recently formed entity with little track record and limited historical financial information available.

Our Web 3.0 business will be conducted via 2lab3, which was formed on August 12, 2022 in the State of Delaware. Because 2lab3 is in the early stages of executing the business strategy, we cannot provide assurance that, or when, our Web 3.0 business will be profitable. We will need to make significant investments to develop and operate 2lab3 and expect to incur significant expenses in connection with operating components, including costs for developing technology, talent fees, marketing, and salaries. We expect to incur significant capital, operational and marketing expenses for a few years in connection with our strategy and growth plan. Any failure to achieve or sustain profitability may have a material adverse impact on the value of the shares of our Class A ordinary shares

Our Web 3.0 Business has only a limited operating history.

Our Web 3.0 Business has only a limited operating history. As a result, we face a number of risks, including our ability to:

●	Manage expanding operations, including our ability to service our clients if our customer base grows substantially;

●	Attract and retain management and technical personnel;

●	Find adequate sources of financing;

●	Anticipate and respond to market competition and changes in technologies as they develop and become available;

●	Negotiate and maintain favorable rates with our partners; and

●	Retain and expand our customer base at profitable rates.

We may not be successful in addressing or mitigating these risks and uncertainties, and if we are not successful, our Web 3.0 business could be significantly and adversely affected.

If we do not develop and provide Web 3.0 related products and services that meet client needs in a rapidly changing environment, our Web 3.0 business could be harmed.

The success of our Web 3.0 business depends on our ability to develop and provide products and services that are attractive to our clients. Key competitive considerations for retaining existing clients and winning new clients include our ability to develop solutions that meet client needs in a rapidly changing environment, the quality and effectiveness of our services and our ability to serve clients efficiently. As a result, we must invest resources in research and development to first create, then improve the attractiveness and comprehensiveness of our products and services and effectively incorporate new Web 3.0 technologies into them. If we are unable to provide products and services that our clients want to use, then the clients may become dissatisfied and use our competitors’ products and services. If we are unable to continue offering innovative products and services, we may be unable to attract clients, which could harm our Web 3.0 business, results of operations and financial condition.

Our Web 3.0 Business intends to rely on the Ethereum blockchain or other public blockchain, which we have no control over.

Our Web 3.0 Business intends to operate on the Ethereum blockchain or other public blockchain according to different requirements of our clients. For example , the Ethereum blockchain relies on a network of computers to run certain software programs to solve complex transactions in competition with other mining operations and to process transactions. We have no control over these networks, which subjects us to certain risks. For example, to the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the Ethereum blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing Ethereum users to pay transaction fees as a substitute for or in addition to the award of new Ethereum upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the Ethereum blockchain. Such delay could harm our Web 3.0 business, results of operations, and financial condition.

We have and will continue to help our clients launch NFT products which may expose us to legal, regulatory, and other risks that could adversely affect our business, financial condition, and results of operations.

We have and will continue to help our clients launch blockchain-based NFT products. Blockchain technology and NFTs are relatively new and emerging technologies. The regulatory, commercial, and legal framework governing blockchain technologies and NFTs is likely to evolve both in the United States and internationally and implicates issues regarding a range of matters, including, but not limited to, intellectual property rights, privacy and cybersecurity, fraud, anti-money laundering, money transmission, sanctions, and currency, commodity, and securities law compliance. It is difficult to predict how the legal and regulatory framework around blockchain technologies and NFTs will develop and how such developments will impact our Web 3.0 business. NFT transactions also raise issues regarding compliance with laws of foreign jurisdictions, many of which present complex compliance issues and may conflict with other jurisdictions.

The launch of our NFT product and marketplace also subjects us to risks similar to those associated with any new product offering, including, but not limited to, our ability to accurately anticipate market demand and acceptance, our ability to successfully launch the NFT marketplace, creator and buyer acceptance, technical issues with the operation of an NFT marketplace, reputational risk relating to the use of NFTs more broadly, and other legal and regulatory risks.

We may not adequately respond to price fluctuations and rapidly changing technology, which may negatively affect our Web 3.0 business.

Competitive conditions within the NFT industry require that we use sophisticated technology in the operation of our Web 3.0 business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our Web 3.0 business and operations may suffer, and there may be adverse effects on the price of our securities.

NFTs are software related.

We actively use specific hardware and software for our Web 3.0 operation. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the Company intends to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned NFT and related blockchain operations. We rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain proprietary software applications for our operations.

We rely extensively on information technology systems, and cybersecurity incidents could adversely affect us.

2lab3 relies on information technology systems and infrastructure to connect with clients, people and others, and to store and process business and financial data. Increased cybersecurity threats and attacks, including computer viruses, hacking and ransomware attacks, are constantly evolving and pose a risk to our systems and networks. Security breaches, improper use of our systems and unauthorized access to our data and information by employees and others may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. We also have access to sensitive or personal data or information that is subject to privacy laws and regulations. Our systems and processes may be unable to prevent material security breaches, and such breaches could adversely affect our Web 3.0 business, results of operations, financial position and reputation.

Blockchain technology may expose us to specially designated nationals or blocked persons or cause it to violate provisions of law.

We are subject to the rules enforced by OFAC, including regarding sanctions and requirements not to conduct business with persons named on its specially designated nationals list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s specially designated nationals list, which may expose us to regulatory sanctions and adversely affect our business, financial condition, and results of operations.

Current and future legislation and rulemaking regarding digital assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the Commodity Futures Trading Commission (the “CFTC”) and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which digital assets are treated. For example, digital assets derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, digital assets fall within the definition of a commodity under the Commodities Exchange Act (the “CEA”) and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, we may seek to cease certain of our operations to avoid the registration requirement. Modifying our business to avoid a registration requirement with the CFTC or another governmental or self-regulatory authority may have a material adverse effect on our Web 3.0 business, financial condition, and results of operations.

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

Risks Related to Doing Business in China

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

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

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, TPS Thayer LLC, is headquartered in Sugar Land, Texas, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based in the U.S. and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Class A ordinary shares and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our Class A ordinary shares would force holders of our Class A ordinary shares to sell their Class A ordinary shares. The market price of our Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Allbright Law Offices, that the CSRC approval is not required for the listing and trading our ordinary shares on the Nasdaq Capital Market because Happiness Nanping, or our WFOE was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offering before settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for our offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our Ordinary Shares.

As of the date of this amendment to the annual report, as advised by our PRC counsel, Allbright Law Offices, we and our subsidiaries, (1) currently are not required to obtain permissions from any PRC authorities to list or trade our Ordinary Shares in foreign stock exchanges, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this amendment to the annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

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

It may also be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. As advised by our PRC legal counsel, China currently does not have treaties providing for the reciprocal recognition and enforcement of court judgments with the Cayman Islands, United States and many other countries and regions. Therefore, with respect to matters that are not subject to a binding arbitration provision, it may be difficult or impossible to recognize and enforce judgments of any of those non-PRC jurisdictions in a China court.

In addition, judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

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

We were formed under the name of “Happiness Biotech Group Limited” on February 9, 2018, under the laws of the Cayman Islands. In October 2022, we changed the name from “Happiness Biotech Group Limited” to “Happiness Development Group Limited”. In March 2023, our registered name was changed to “Paranovus Entertainment Technology Ltd.”

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

Paranovus is the sole shareholder of Happiness Hong Kong, incorporated in Hong Kong on March 5, 2018, which is the sole shareholder of Happiness Nanping. Happiness Nanping was incorporated on June 1, 2018 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Happiness Hong Kong and a wholly foreign-owned entity under the PRC laws. Neither Paranovus, Happiness Hong Kong nor Happiness Nanping is currently engaged in any active business other than acting as holding companies. We conduct our business mainly through Fujian Happiness, a wholly-owned subsidiary of Happiness Nanping and incorporated on November 19, 2004 under the PRC laws. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”). Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China.

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

On October 14, 2021, Paranovus and its wholly-owned subsidiary, Fujian Happiness, acquired 70% of the equity interest in Fujian Shennong Jiagu Development Co., Ltd. (“Fujian Shennong”) to further strengthen the Company’s industrial integration. The acquisition of Fujian Shennong closed on November 22, 2021.

On March 4, 2022, Paranovus and its wholly-owned subsidiary, Fujian Happiness, acquired 100% of the equity interest in Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”) to further strengthen the distribution network of the Company.

On March 10, 2023, the Company’s shareholders have approved, via a special resolution, to change our name to “Paranovus Entertainment Technology Ltd.”, effective on March 14, 2023, to better reflect the Company’s multiple business lines.

The following chart illustrates our corporate structure as of March 31, 2022, showing the Company’s principal subsidiaries as of the date of this amendment to the annual report, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.

*	unless otherwise indicated, the percentage of the voting power is 100% in the chart above.

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

Overview of our Company

We are a holding company with no material operations of our own. We conduct our operations through our subsidiaries in China.

We face various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and/or the value of our securities. Substantially all of our current business operations are conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and conducted regulatory actions relating to areas such as approvals, filings or other administrative requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit our and our PRC subsidiaries’ ability to conduct business and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, accept foreign investments or list on a United States or other foreign exchange, or cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the recently promulgated Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The new Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the Regulations on the Network Data Security (Draft for Comments), or the Draft Regulations, published by the CAC for public comments in November 2021, imposed potential additional restrictions on China-based overseas-listed companies like us. If future implementing rules of the new Cybersecurity Review Measures and the enacted version of the Draft Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, and materially and adversely affect our business and results of operations and the price of our ordinary shares. For additional details, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China.”

In addition, On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which were opened for public comments until January 23, 2022. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023.

Furthermore, the PRC regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

Risks and uncertainties arising from the legal system in China, including the above-mentioned risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Our Class A ordinary shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, TPS Thayer LLC, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess TPS Thayer LLC’s compliance with applicable professional standards. TPS Thayer LLC is headquartered in Sugar Land, Texas with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis. Our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong, however, recent developments with respect to audits of China-based companies create uncertainty about the ability of our PRC subsidiaries to fully cooperate with TPS Thayer LLC’s audit without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

These risks, if materialized, could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

In order to operate our business activities currently conducted in China, each of our PRC subsidiaries is required to obtain a business license from the State Administration for Market Regulation (the “SAMR”). As of the date of this amendment to the annual report, our PRC subsidiaries have obtained all the permissions which are required to obtain for their operations. Each of our PRC subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied.

In addition, in China, food and nutritious supplement manufacturers are required to comply with the certain quality control, safety requirement and obtain “Food Production License” from CFDA for full compliance with the safety requirements set forth in Food Safety Law of People’s Republic of China. Besides, each nutraceutical product is required to obtain the official approval of manufacturing from CFDA, which is the commonly known as the “Blue Caps.” According to CFDA regulations, “Blue Caps” approvals granted prior to July 1, 2005 do not have any expiration date, “Blue Caps” approvals obtained after July 1, 2005 have a term of 5 years and maybe renewed.” As of the date of this amendment to the annual report, 26 of our products are approved by CFDA.  Our research and development team has been closely monitoring the approval status of our products and applied for renewal before the relevant certificate expired. Failure to renew the relevant licenses and/or registrations may subject us to fines or sanctions which will have negative impact on our products. For more details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— If we fail to renew our Food Production License and registration of our nutraceutical and dietary supplements products, we may receive fines or even sanctions which may prohibit us from production” and “Item 4. Information on the Company—B. Business Overview—Licenses, Permits and Government Regulations—License.”

Furthermore, as advised by our PRC legal counsel, Allbright Law Offices, we and our PRC subsidiaries are not required to obtain permission or approval for the current listing or trading of Class A ordinary shares in foreign stock exchanges from the PRC authorities including the CSRC or the CAC, or any other PRC governmental authorities. As of the date of this amendment to the annual report, we or our subsidiaries have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing on Nasdaq from the CSRC or other PRC governmental authorities.  However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

We are aware, however, that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), which were opened for public comments until January 23, 2022.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As of the date of this amendment to the annual report, we do not expect to be subject to cybersecurity review because: (i) we are not an operator of critical information infrastructure, and (ii) we are not an online platform operator who possesses personal information of more than one million users.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on a U.S. exchange. If we and our subsidiaries (i) inadvertently conclude that such permissions or approvals are not required, or (ii) applicable laws, regulations, or interpretations change, and we are required to obtain permission or approval from the PRC authorities, including the CSRC and the CAC, for the Offering of our Class A Ordinary Shares and any follow-on offering in the U.S. in the future, and if any of such permission or approval were not received maintained, or subsequently rescinded, it would likely result in a material change in our operations, including our ability to continue our existing holding company structure, carry on our current business, accept foreign investments, and offer or continue to offer securities to our investors. We may also be subject to penalties and sanctions imposed by the PRC regulatory agencies, including the CSRC, if we fail to comply with such rules and regulations. These adverse actions could cause the value of our Class A ordinary shares to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China.”

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for 2022, 2021 and 2020:

The Company transfers cash to its subsidiaries by way of	FY2022	FY2021	FY2020
cash dividends	$-	$-	$-
providing loans	$-	$-	$-
making capital contributions	$1,000,000.00	$5,199,959.00	$-
providing operating cash	$24,593,600.00	$2,746,578.00	$7,200,000.00
Total	$25,593,600.00	$7,946,537.00	$7,200,000.00

The Company’s subsidiaries transfer cash to the Company by way of	FY2022	FY2021	FY2020
repayment of loans	$-	$-	$-
repayment of operating cash	$6,880,000.00	$-	$-
Total	$6,880,000.00	$-	$-

On July 31, 2020, the Board of the Company declared a special cash dividend of $0.015 per Ordinary Shares. The dividend, equal to $375,000 in the aggregate, was fully paid on August 17, 2020. Except for the aforementioned, the Company has not made any dividend distribution to its shareholders, and the Company’s subsidiaries did not make any dividend or distribution to the Company. Pursuant to the PRC Enterprise Income Tax Law and Implementation Regulations for the Corporate Income Tax Law (the “CIT Law”), a withholding tax rate of 10% would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends. The Cayman Islands, where the holding company is incorporated, does not have such a tax treaty with China. The CIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the CIT Law.

In addition, we have not made any dividend or distribution to any U.S. investor as of the date of this annual report. As an offshore holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC subsidiaries are required to set aside a portion of their net profits each year to fund a statutory surplus reserve which are no less than 10% of their net profits each year until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 4. Information on the Company—B. Business Overview—PRC Laws and Regulations Relating to Our Business” for more details.

Business Overview

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

On March 28, 2023, we closed an acquisition of 100% membership interests of 2lab3, LLC, a Delaware company (“2lab3”), through which, we will provide expand our business into the Web 3.0 industry. 2lab3 is dedicated to providing consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era. 2lab3 believes that the decentralized networks of Web 3.0 offer an alternative to the status quo of the current digital world. 2lab3 also offers omni-channel marketing solutions for its clients to grow their internet presence and helps its clients design, launch, promote, and manage their virtual products, such as non-fungible tokens (NFTs).

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

Licenses, Permits and Government Regulations

License

Dietary Supplement Production License and Official Approvals

In China, food and nutritious supplement manufacturers are required to comply with the certain quality control, safety requirement and obtain “Food Production License” from CFDA for full compliance with the safety requirements set forth in Food Safety Law of People’s Republic of China. Besides, each nutraceutical product is required to obtain the official approval of manufacturing from CFDA, which is the commonly known as the “Blue Caps”. Currently 26 of our products are approved by CFDA. The approvals of our main products are listed in the below chart.

No.	Product Name	Code	Expiration Date	Owner
1	“Happiness” Lucidum Spore Powder Capsule	No.346(1998)	not applicable	Fujian Happiness
2	“Daguangrong” Cordyceps Mycelia Oral Liquid	No.220(1997)	not applicable	Shunchang Happiness
3	“Happiness” Ejiao Astragalus Oral Liquid	G20040107	not applicable	Fujian Happiness
4	“Happiness” Iron and Zinc Amino Acids Oral Liquid	G20060704	8/13/2025	Fujian Happiness
5	“Happiness” American Ginseng Capsule	G20050572	7/8/2025	Fujian Happiness
6	Lishijin Qingzhi Capsule	No.0288(2003)	not applicable	Fujian Happiness
7	“Happiness” Fenglingbao Capsule	No.0064(2003)	not applicable	Fujian Happiness
8	“Happiness” American Ginseng Original Grain Tea bag	No.0291(2003)	not applicable	Fujian Happiness
9	“Happiness” American Ginseng Oral Liquid	G20040182	not applicable	Shunchang Happiness
10	“Happiness” Taurine Zinc Oral Liquid	G20120537	1/6/2025	Fujian Happiness
11	“Happiness” Spirulina Tablets	G20050573	8/13/2025	Fujian Happiness
12	“Happiness” Sleeping Capsule	No.0198(2002)	not applicable	Fujian Happiness
13	“Happiness” Tablets	G20140404	5/22/2026	Fujian Happiness
14	“Happiness” American Ginseng Chicken Essence Tonic	G20040889	not applicable	Fujian Happiness
15	“Happiness” Little Pigeon Oral Liquid	No.0487(1998)	not applicable	Fujian Happiness
16	“Happiness” Ginseng Taurine Drink	G20140393	8/22/2026	Fujian Happiness
17	“Happiness” Fish Oil Vitamin E Soft Capsule	G20100155	9/4/2024	Fujian Happiness
18	“Happiness” Calcium Tablets	G202035000761	not applicable	Fujian Happiness
19	“Happiness” Selenium tablets	G201935001306	not applicable	Fujian Happiness
20	“Happiness” Calcium Oral Liquid	G201935000766	not applicable	Fujian Happiness
21	“Happiness” Coenzyme Q10 Capsule	G202135100829	not applicable	Fujian Happiness
22	“Happiness” American Ginseng and Antler Tablets	G20090308	02/10/2024	Fujian Happiness
23	“Happiness” Protein Powder	G20100744	09/11/2024	Fujian Happiness
24	“Gold Coast” American Ginseng Amino Acid Capsules	G20060779	02/17/2026	Fujian Happiness
25	“Happiness” Spirulina Chewable Tablets	G202235001630	not applicable	Fujian Happiness
26	“Happiness” Ganoderma Lucidum Spore Powder	G202235002955	not applicable	Fujian Happiness

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

C. Organizational structure

See—“A. History and Development of the Company.”

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

Overview

Incorporated on February 9, 2018, under the laws of Cayman Islands, Paranovus had three business revenue streams: nutraceutical and dietary supplements, e-commerce and automobile sales as of March 31, 2022. Happiness conducts its nutraceutical and dietary supplements business in China primarily through its wholly-owned subsidiary, Fujian Happiness. Founded in 2004, Fujian Happiness aims to make the world healthier and happier by developing and selling nutraceutical solutions for consumers looking to enhance their daily health performance. We believe enhanced consumer awareness and demand for our products due to trends such as the global awareness for health, increasing healthcare costs, increasing aging populations, and increasing needs of nutraceutical, coupled with the effectiveness of our distribution model and authorized experience store model have been the primary reasons for our success throughout our 17-year operating history.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

On January 16, 2023, Mr. Jiong Bian resigned from his position as our Chief Financial Officer, due to personal reasons, and Mr. Wenhui Lin resigned from his position as a director of the board of directors, due to personal reasons. Ms. Sophie Ye Tao replaced Mr. Bian as the Company’s Chief Financial Officer and Mr. Lin as a director of the board of directors on that same date.

On December 15, 2022, Mr. Lun Liu resigned from his position as a director of the board of directors, due to personal reasons. Mr. Alex Lightman replaced Mr. Liu as a director of the board of directors on that same date.

On October 30, 2022, Mr. Zhangshu Huang resigned from his position as a director of the board of directors, due to personal reasons. Mr. David Sean Lu replaced Mr. Huang as a director of the board of directors on that same date.

As of the date of this amendment to the annual report, our directors and executive officers are as follows:

Name	Age	Position
Xuezhu Wang	38	Chief Executive Officer, Chairman of the Board
Sophie Ye Tao	44	Chief Financial Officer, Director
David Sean Lu	29	Director
Alex Lightman	61	Director
John Levy	66	Director

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

Sophie Ye Tao

Ms. Sophie Ye Tao has served as our director and Chief Financial Officer since January 16, 2023. Ms. Tao has been an active investor and advisor in private equity and public equity markets in China and the US since 2007. From January 2021 to December 2022, Sophie Ye Tao was the President and Chief Executive Officer of SPK Acquisition Corp (NASDAQ: SPK), a special purpose acquisition company. From 2016 to 2021, Ms. Tao was a partner at Hanfor Capital Management, a China-based private equity firm and focused on investments in the TMT and consumer industries. She was a co-founder and partner at Ray Shi Capital Group from 2010 to 2015, a US registered investment adviser focusing on equity investments in Chinese companies listed in Hong Kong and the U.S. Ms. Tao was the senior investment manager for Greater China at Vision Capital Advisors in New York City from 2007 to 2010. Previously, Ms. Tao worked at Banc of America Securities LLC in New York City in its equity capital markets group between 2005 and 2007, where she originated and executed convertible bond and other equity–linked issuances. She also worked at NERA Economic Consulting in its Chicago and New York City offices between 2003 and 2005 where she helped provide economics and econometrics analysis and recommendations to multi-national corporations involved in antitrust and securities litigations. Before that, Ms. Tao worked as a policy consultant at the Organization for Economic Cooperation and Development in Paris from 2001 to 2002, where she helped advise countries on their economic and regulatory reform policies. Ms. Tao graduated from the Woodrow Wilson School of Public and International Affairs at Princeton University in 2003 with a Master of Public Affairs degree concentrating in economics and advanced quantitative analysis. She also graduated from the University of International Business & Economics in Beijing with a Bachelor of Laws degree in 2000.

David Sean Lu

Mr. David Sean Lu joined our board on October 30, 2022. Mr. David Sean Lu has served as an advisor of Opulous USA LLC since January 2021. Mr. Lu has been the chief strategy officer of OMNYS Pte. Ltd. since April 2020. From July 2016 to July 2021, Mr. Lu was the Partner of Hamilton Pro Management Inc. From April 2018 to October 2020, Mr. Lu was a managing partner at New York- based LYJ Vernon Blvd LLC. From March 2018 to June 2018, Mr. Lu was a partner at Australian blockchain company Block Capital Pte. Ltd. From August 2017 to December 2017, Mr. Lu served as a listing agent for New York City-based apartment rental company Roomeze LLC. Mr. Lu obtained a Bachelor of Business Administration in Finance and Economics from the Pace University Lubin School of Business in December, 2016.

Alex Lightman

Mr. Alex Lightman has served as our independent director since December 15, 2022. Mr. Lightman is an award winning writer, entrepreneur, board member, inventor, and advisor to governments, corporations, and NGOs. Mr. Lightman was the recipient of the first Economist magazine Reader’s Award for “the innovation that will most radically change the world in the 2010s” on behalf of 4G wireless broadband. From August 2021 to March 2022, Mr. Lightman served as a director of the board of Tingo, Inc. (OTC Markets: TMNA). Mr. Lightman is the founder of Keemoji Inc. and served as chief executive officer of Keemoji Inc. from 2017 to 2022. Mr. Lightman earned his bachelor’s degree in enterprise engineering from the Massachusetts Institute of Technology in 1982 and attended Harvard University with a major in business management from 1982 to 1983.

John F. Levy

John F. Levy has served as our independent director since October 2019. Mr. Levy currently serves as the chief executive officer and principal consultant for Board Advisory (the “Levy Company”). He has held this role since May 2005. Mr. Levy is a recognized corporate governance and financial reporting expert with over 30 years of progressive financial, accounting and business experience; including nine years in public accounting with three national accounting firms and having served as chief financial officer of both public and private companies for over 13 years. Mr. Levy currently serves on the board of directors of two other public companies: Applied Minerals, Inc. (since January 2008), whose common stock is quoted on OTC. Mr. Levy is a Certified Public Accountant. Mr. Levy is a graduate of the Wharton School of Business at the University of Pennsylvania, and received his MBA from St. Joseph's University in Philadelphia, Pennsylvania.

Board Diversity

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Employment Agreement with Sophie Ye Tao

On January 16, 2023, we entered into an employment agreement with our CFO, Ms. Sophie Ye Tao, effective on January 16, 2023. Pursuant to such agreement, she shall receive an annual base salary of approximately $150,000, paid in periodic installments in accordance with the Company’s regular payroll practices, and such compensation is subject to annual review and adjustment by the Board. Ms. Tao is also eligible for bonus, benefits and reasonable expenses reimbursement. Under this employment agreement, Ms. Tao is employed as our CFO for a term of one year, which automatically renews for additional one year terms unless previously terminated on three months written notice by either party. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including (1) a lump sum cash payment equal to 1 months of the Executive’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of his target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Mr. Bian.

Ms. Tao may terminate the employment at any time, if (1) there is a reduction in Ms. Tao’s authority, duties and responsibilities, or (2) there is a reduction in Ms. Tao’s annual salary. Upon Ms. Tao’s termination of the employment due to either of the above reasons, the Company shall provide compensation to Ms. Tao equivalent to 1 month of her base salary that she is entitled to immediately prior to such termination. In addition, Ms. Tao may resign prior to the expiration of the agreement if such resignation is approved by the Board or an alternative arrangement with respect to the employment is agreed to by the Board.

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

Grants of Plan Based Awards

From April 1, 2021 through the date of this amendment to the annual report, we have issued a total of 1,478,103 Ordinary Shares to employees, directors and consultants.

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

C. Board Practices

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and governance committee. As of the date of this amendment to the annual report, each of the committees of the Board has the composition and responsibilities described below.

Audit Committee

David Sean Lu, Alex Lightman and John Levy are members of our Audit Committee, where John Levy, serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

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

Compensation Committee

We have established the Compensation Committee in October 2019. David Sean Lu, Alex Lightman, and John Levy are members of our Compensation Committee and David Sean Lu is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

David Sean Lu, John Levy and Alex Lightman are the members of our Nominating and Governance Committee where Alex Lightman serves as the chairman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of this offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee is responsible to identify and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

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

Director Independence

In conformity with Nasdaq’s Corporate Governance Rules, the Company, as a foreign private issuer, has opted not to comply with Nasdaq’s independence requirements. Accordingly, our Board of Directors has determined that three of our directors, David Sean Lu, Alex Lightman and John Levy qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

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

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this amendment to the annual report:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of the date of this amendment to the annual report, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Percentage of beneficial ownership of each listed person is based on 6,349,675 Class A Ordinary Shares and 612,255 Class B Ordinary Shares outstanding as of the date of this amendment to the annual report.

	Shares Beneficially Owned (1)(2)
	Class A Ordinary Shares			Class B Ordinary Shares		% of Total Voting Power
	Number	%		Number	%
Directors and Executive Officers(3):
Xuezhu Wang, Chief Executive Officer and Chairman of the Board(4)	—	*		612,255	100%	78.56%
Sophie Ye Tao, Chief Financial Officer and Director	-	*		—	—	—
David Sean Lu, Director	-	*		—	—	—
Alex Lightman, Director	-	*		—	—	—
John Levy, Director	500	*		—	—	—
All Directors and Executive Officers	500	*	%	612,255	100%	78.58%
5% Shareholders:
Happy Group Inc.(4)	—	—		12,045,100	98.37%	77.27%

* less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.
(2)	Each Class A ordinary share has one (1) vote per share. Each Class B ordinary share has twenty (20) votes per share.
(3)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Paranovus Entertainment Technology Ltd., NO. 11, Dongjiao East Road, Shuangxi, Shunchang Nanping City, Fujian, China
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

B. Memorandum and Articles of Association

We are an exempted company incorporated in Cayman Islands and our affairs are governed by our fourth amended and restated memorandum and articles of association and the Cayman Islands Companies Act (2023 Revision) (as amended) (the “Cayman Companies Act”). A Cayman Islands exempted company:

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

The following description of our memorandum and articles of association, as amended and restated from time to time, are summaries and do not purport to be complete. Reference is made to our fourth amended and restated memorandum and articles of association, effective on March 14, 2023 (respectively, the “Memorandum” and the “Articles”).

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

On October 7, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for all classes and its ordinary shares (the “2022 Reverse Split”), and to increase the Company’s authorized shares, immediately following the 2022 Reverse Split. The market effective date of 2022 Reverse Split was October 11, 2022, which was the first day when the Company’s ordinary shares begin trading on a split-adjusted basis. As a result of 2022 Reverse Split, the shareholders received one new ordinary share of the Company, par value $0.01 each, for every twenty (20) shares they hold. No fractional ordinary shares were issued to any shareholders in connection with the reverse stock split. Each shareholder was entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the reverse stock split. The share numbers in this annual report are all presented on a post-split basis unless otherwise noted.

On March 10, 2023, the Company’s shareholders approved and adopted the Memorandum and Articles, pursuant to which, the Company’s name was changed to “Paranovus Entertainment Technology Co., Ltd.”, effective on March 14, 2023.

As of the date of this amendment to the annual report, the authorized share capital of the Company is US $5,000,000 divided into 350,000,000 Class A Ordinary Shares of US $0.01 par value each and 100,000,000 Class B Ordinary Shares with a par value of US $0.01 each, and 50,000,000 Preferred Shares with a par value of US $0.01 each. The Articles provide that our authorized share capital is US$50,000,000 divided into 350,000,000 Class A Ordinary Shares of US $0.01 par value each and 100,000,000 Class B Ordinary Shares with a par value of US $0.01 each, and 50,000,000 Preferred Shares with a par value of US$0.01 each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares provided that if such operates to vary the rights of holders of Ordinary Shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

Private Placement of $10 million

On January 20, 2022, the Company completed a private placement of 12,500,000 of our Class A Ordinary Shares to certain “non-U.S. Persons” (the “Investors”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”), at a price of $0.80 per ordinary share, which generated total gross proceeds approximately $10.0 million. Upon closing of this private placement, the Company had 36,523,003 Class A ordinary shares and 12,095,100 Class B ordinary shares issued and outstanding.

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

Private Placement of $6 million

On January 18, 2022, the Company completed a private placement of 3,000,000 Class A Ordinary Shares, par value $0.01 each, to certain sophisticated purchasers (the “Purchasers”), at a per share purchase price of $2.00, which generated total gross proceeds approximately $6.0 million. The Company plans to use 50% of the gross proceeds in a collaboration with DMG Tech Investment Ltd., and the rest for the general corporate purpose. Upon closing of this private placement, there are 6,342,730 Class A ordinary shares and 612,255 Class B ordinary shares issued and outstanding.

The parties to the securities purchase agreement have each made customary representations, warranties and covenants. The issuance of the ordinary shares in the offering is in reliance on exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The form of the securities purchase agreement is filed as Exhibit 10.1 to the Current Report on Form 6-K filed with the Commission on January 3, 2023, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Collaboration Agreement with DMG Tech Investment Ltd.

On December 28, 2022, the Company entered into a collaboration agreement (the “Collaboration Agreement”) with DMG Tech Investment Ltd, a limited liability company established under the laws of Delaware (“DMG”). DMG holds license of certain intellectual property to the development and operation of the certain animation experience in China and Korea. Pursuant to the Collaboration Agreement, DMG agreed to negotiate with the licensor to obtain the license in the U.S., and use best efforts to ensure that such rights include use of the license in development of location based entertainment centers, pop up experiences, non-fungible tokens, and merchandising. DMG also agreed to transfer the new license to a joint venture, which will be jointly owned by the Company and DMG or their respective designees. In exchange, the Company agreed to pay DMG $3 million in cash to DMG.

The Collaboration Agreement is filed as Exhibit 10.2 to the Current Report on Form 6-K filed with the Commission on January 3, 2023, and such document is incorporated herein by reference.

The foregoing is only a brief description of the material terms of the Collaboration Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Acquisition of 2lab3

On March 14, 2023, the Company entered into a securities purchase agreement (the “Acquisition SPA”) with (i) 2lab3 LLC, a Delaware limited liability company (“2lab3”); and (ii) the sole member of 2lab3 (the “Seller”). Pursuant to the Acquisition SPA, the Company agreed to purchase all the membership interests of 2lab3 from the Seller, and, in exchange, the Company agreed to issue an aggregate of 1,375,000 Class A ordinary share to the Seller and/or his designees. The parties to the Acquisition SPA agreed that valuation of 2lab3 is approximately $6 million. The Class A Ordinary Shares will be issued at a per share price of $4.4, which is equal to the volume-weighted average price of the past five-day of the Ordinary Shares.

The Acquisition SPA included customary representations, warranties, and covenants by the respective parties and closing conditions, including that the completion of the review of listing of additional shares by the Nasdaq Stock Market. Consummation of the transaction contemplated under the Acquisition SPA is not subject to a financing condition. The Shares will be issued in reliance on the exemption from securities registration afforded by Section 4(2) of the Securities Act.

The Acquisition SPA is filed as Exhibit 10.1 to the Current Report on Form 6-K on March 14, 2023, and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Acquisition SPA, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82 issued in April 2009 specifies that certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (a) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (b) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (d) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. If the PRC tax authorities determine that Paranovus Entertainment Technology Ltd. is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, Fujian Happiness may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ordinary shares.

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

ITEM 18. FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form Exhibit Filing Date			herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 8, 2019
1.2	Amended and Restated Articles of Association , effective on March 28, 2019	F-1	3.1	March 28, 2019
1.3	First Amended and Restated Memorandum of Association , effective on March 28, 2019	F-1	3.2	March 28, 2019
1.4	Amended and Restated Memorandum and Articles of Association, effective on October 21, 2021	20-F	1.4	August 15, 2022
1.5	Amended and Restated Memorandum and Articles of Association, effective on October 7, 2022				X
1.6	Amended and Restated Memorandum and Articles of Association, effective on March 10, 2023				X
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated June 25, 2021	6-K	1.1	July 1, 2021
4.3	Share Purchase Agreement, by and among the Company, Fujian Happiness Biotech Co., Limited, and Fujian Shennong Jiagu Development Co., Ltd., dated October 14, 2021	6-K	4.1	October 25, 2021
4.4	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated January 18, 2022	6-K	99.1	January 21, 2022
4.5	Equity Transfer Agreement, by and among the Company, Fujian Happiness Biotech Co., Limited, and Fuzhou Hekangyuan Trading Co., Ltd., dated March 4, 2022	6-K	4.1	March 7, 2022
4.6	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated March 11, 2022	6-K	1.1	March 16, 2022
4.7	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated December, 2022	6-K	10.1	January 3, 2023
4.8	Collaboration Agreement, by and between the Company and DMG Tech Investment LLC, dated December 28, 2022	6-K	10.2	January 3, 2023
4.9	Employment Agreement by and between CFO Sophie Ye Tao and the Company dated January 16, 2023	6-K	10.2	January 19, 2023
4.10	The Securities Purchase Agreement by and among the Company, 2lab3, and 2lab3’s Sole Member	6-K	10.1	March 14, 2023
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
23.1	Consent of TPS Thayer, LLC				X
99.1	Consent of Allbright Law Offices				X
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 3rd, 2023	PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED March 31, 2022 and 2021

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

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