Form 20-F
period 2023-03-31
Paranovus Entertainment Technology Ltd.
filed 2023-07-27
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2023 were 7,724,675 Class A ordinary shares, par value $0.01 per share and 612,255 Class B ordinary shares, par value $0.01 per share.

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

introductory notes

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“China” or the “PRC” refers to the People’s Republic of China, including Hong Kong Special Administrative Region and the Macau Special Administrative Region, unless referencing specific laws and regulations adopted by the PRC and other legal or tax matters only applicable to mainland China, and excluding, for the purposes of this annual report only, Taiwan; “PRC subsidiaries” and “PRC entities” refer to entities established in accordance with PRC laws and regulations;

●	“Fujian Happiness” is to Fujian Happiness Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Fuzhou;

●	“Happiness Hong Kong” refers to Happiness Biology Technology Group Limited, a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Happiness Development;

●	“Happiness Fuzhou” refers to Happiness (Fuzhou) E-commerce Co., Ltd,, formerly known as Happiness (Nanping) Biotech Co., Limited (“Happiness Nanping”), a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Hong Kong;

●	“Happy Buy” refers to Happy Buy (Fujian) Internet Technology Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Fuzhou;

●	“PAVS”, “Paranovus”, or “the Company” refer to Paranovus Entertainment Technology Ltd. (formerly known as “Happiness Development Group Limited”), an exempted company registered in the Cayman Islands with limited liability;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“Shares,” “shares,” or “ordinary shares” refers to the ordinary shares, par value $0.01 (post-reverse split), of Paranovus;

●	“Shunchang Happiness” is to Shunchang Happiness Nutraceutical Co., Ltd, a 100% subsidiary of “Fujian Happiness”;

●	“Taochejun,” refers Taochejun (Fujian) Auto Sales Co., Limited., a 51% subsidiary controlled by Happiness Fuzhou;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our company” and “our” refer to Paranovus Entertainment Technology Ltd. and its consolidated subsidiaries. We conduct operations in China through our PRC subsidiaries.

Names of certain companies provided in this annual report are translated or transliterated from their original Chinese legal names.

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

●

In light of the greater oversight by the Cyberspace Administration of China, or CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition and results of operations. See more detailed discussion of this risk factor on page 17 of this annual report.

●	The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, we fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. See more detailed discussion of this risk factor on page 18 of this annual report.

●	The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See more detailed discussion of this risk factor on page 19 of this annual report.

●	Our subsidiaries, main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors. See more detailed discussion of this risk factor on page 16 of this annual report.

●	It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See more detailed discussion of this risk factor on page 20 of this annual report.

●	Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC. See more detailed discussion of this risk factor on page 21 of this annual report.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See more detailed discussion of this risk factor on page 20 of this annual report.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries. See more detailed discussion of this risk factor on page 23 of this annual report.

●	Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it. See more detailed discussion of this risk factor on page 22 of this annual report.

●	Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms. See more detailed discussion of this risk factor on page 23 of this annual report.

●	We are subject to the risks relating to the restrictions on paying dividends or making other payments to us by our subsidiaries in China. See more detailed discussion of this risk factor on page 24 of this annual report.

Risk factors relating to our Ordinary Shares include but not limited to the following:

●	Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims and limit shareholders’ ability to bring claims. See more detailed discussion of this risk factor on page 25 of this annual report.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See more detailed discussion of this risk factor on page 25 of this annual report.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See more detailed discussion of this risk factor on page 26 of this annual report.

●	We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company. See more detailed discussion of this risk factor on page 26 of this annual report.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. See more detailed discussion of this risk factor on page 27 of this annual report.

●	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares. See more detailed discussion of this risk factor on page 27 of this annual report.

●	We may be exposed to potential risks relating to our internal controls over financial reporting. See more detailed discussion of this risk factor on page 29 of this annual report.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage. See more detailed discussion of this risk factor on page 29 of this annual report.

●	Our ordinary shares are very thinly traded, and there can be no assurance that there will be an active market for our ordinary shares in the future. See more detailed discussion of this risk factor on page 29 of this annual report.

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

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic had severely impacted China and the rest of the world, and resulted in quarantines, travel restrictions, the temporary closure of offices and facilities and cancelation of public activities, among others.

In particular, the Chinese government took a number of actions in order to contain the spread of COVID-19, including mandatory quarantine requirements, shutdown of schools, travel restrictions, prohibition of public gatherings, temporary closure of office buildings and facilities and postponed resumption of business operations. More specifically, the COVID-19 has negatively affected our business and operations in many ways, including the plump closures of experience stores, diving sales in our distribution channels of dietary supplement products, and shut down of production facilities for a period of approximately three months in 2020. And due to the continual impact of COVID-19 to our experience stores, we closed certain stores in 2021. Since early 2022, there has been a recurrence of COVID-19 outbreaks in certain provinces of China, including Shanghai, Beijing, Jiangsu, Yunnan, Liaoning and Fujian, due to the Delta and Omicron variants. As a result, similar emergency measures such as lockdown and mass testing policies have been implemented to contain further spread of COVID-19. In the year ended March 31, 2022, more than 80% of the company’s suppliers and customers have experienced lockdowns in different levels. At least 30% of the Company’s revenue was affected due to the constant spread of COVID-19 which increased costs and expenses. COVID-19 prevents people from gathering and has a great impact on the company’s travel authorized stores. Although the Company invested a lot to maintain these specialty stores, there were still more than 7 stores closed.   The lockdown also has a certain impact on e-commerce sales, mainly due to the impact of logistics and express delivery.

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. Although we adversely impacted by the COVID-19, especially our healthcare products, during the fiscal year ended March 31, 2023, we recorded a revenue increase, and the increase was mainly due to the increase of the revenues generated from the online stores and the automobile business.

However, with the uncertainties surrounding the COVID-19 outbreak, the threat to our business disruption and the related financial impact remains. Our business, results of operations, financial condition and prospects could be materially adversely affected to the extent that COVID-19 persists in China or harms the Chinese and global economy in general.

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

As to the dietary supplement products we manufacture and the services we provided, we must manage our supply chain for raw materials and delivery of dietary supplement our products. Our top five suppliers provided approximately 61.85% of the sourcing of the supplies for our business for the year ended March 31, 2022. For the fiscal year ended March 31, 2023, our top five suppliers provided approximately 30% of the sourcing of the supplies for our business.

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

Risks Related to Doing Business in China

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the PCAOB,, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Although we operate substantially in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our current and previous auditors, Enrome LLP and TPS Thayer LLC, two independent registered public accounting firms that issues the audit report included elsewhere in this annual report, are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors’ compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

Furthermore, on June 22, 2021, the U.S. Senate passed the AHFCAA, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our current and previous auditors, Enrome LLP and TPS Thayer LLC, are headquartered in Singapore and Sugar Land, Texas, respectively, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our current auditor is based in the Singapore and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Class A ordinary shares and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

We are a holding company and all of our operations and assets are held in overseas subsidiaries. Our main operations and assets are located in the PRC. Our PRC subsidiaries, main operations and assets are therefore subject to the relevant laws and regulations of the PRC. In addition, a majority of our officers and directors are non-residents of the United States and substantially all their assets are located outside the United States. As a result, it could be more difficult for investors to effect service of process in the United States, or to enforce a judgment obtained in the United States against any of our PRC subsidiaries or any of these persons.

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

In light of the greater oversight by the Cyberspace Administration of China, or CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition and results of operations.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Allbright Law Offices, that the CSRC approval is not required for the listing and trading our Class A ordinary shares on the Nasdaq Capital Market because Happiness Fuzhou, or our WFOE was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules.   There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offering before settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for our offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our Ordinary Shares.

As of the date of this annual report, as advised by our PRC counsel, Allbright Law Offices, we and our subsidiaries, (1) currently are not required to obtain permissions from any PRC authorities to list or trade our Ordinary Shares in foreign stock exchanges, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities  . Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

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

Changes in international trade policies, or the escalation of tensions in international relations, particularly with regard to China, may adversely impact our business and operating results.

Recently, there have been heightened tensions in international relations, particularly between the United States and China. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. Any unfavorable government policies on international trade, such as capital controls or tariffs, or the U.S. dollar payment and settlement system may materially and adversely affect our operations, results of operations and financial condition.

In addition to trade related tensions between China and the United States, the U.S. government escalated tensions between the U.S. and China in recent years by revoking Hong Kong’s special trading status and further sanctioning Chinese companies such as Huawei. Also, the Congress of the United States enacted the Uyghur Forced Labor Prevention Act (UFLPA) in December 2021. Effective from June 21, 2022, the UFLPA creates a rebuttable presumption that goods mined, produced, or manufactured (wholly or in part) in China’s Xinjiang Uyghur Autonomous Region are made with forced labor, where goods designated as such will be subject to an import ban into the United States. The President of the United States may also impose sanctions on companies that knowingly engage in, are responsible for, or facilitate forced labor in Xinjiang. We will keep monitoring our supplier relationships and make efforts to comply with any new law that may affect us. However, there is no assurance that we will be able to identify all activities conducted by our suppliers or other business partners as we do not have a control over them. To the extent we identify any potential non-compliance by any of our suppliers, we may have to find and establish relationships with alternative qualified suppliers under commercially acceptable terms. We cannot assure you that we will be able to do so in a timely manner.

Recently, the war in Ukraine and sanctions on Russia increased the uncertainties in the relations between China and the United States, and tensions between two countries could be heightened as a result. These tensions have affected both diplomatic and economic ties between the two countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the two major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our focus on the Chinese market, adversely impact our business, financial condition, and results of operations.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to management report for the fiscal year ended March 31, 2023, and a report of our management for the 2023 fiscal year is included under Item 15 of this annual report concluding that, as of March 31, 2023, our internal controls over financial reporting were not effective. If we cannot remediate the material weakness identified in a timely manner, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

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

Our registered office is at Harnes Fiduciary (Cayman) Limited, with its offices located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002M Cayman Islands. Our principal executive offices are located at No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City, Fujian Province, People’s Republic of China. Our telephone number at that address is + 86-0599-782-8808. Our company website is http://www.happ.org.cn.

Paranovus is the sole shareholder of Happiness Hong Kong, incorporated in Hong Kong on March 5, 2018, which is the sole shareholder of Happiness Fuzhou. Happiness Fuzhou was incorporated on June 1, 2018 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Happiness Hong Kong and a wholly foreign-owned entity under the PRC laws. Neither Paranovus, Happiness Hong Kong nor Happiness Fuzhou is currently engaged in any active business other than acting as holding companies. We conduct our business mainly through Fujian Happiness, a wholly-owned subsidiary of Happiness Fuzhou and incorporated on November 19, 2004 under the PRC laws. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”). Through Fujian Happiness and Shunchang Happiness, the Company is a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China.

On October 25, 2019, our ordinary shares commenced trading on Nasdaq under the symbol “HAPP.”

On July 17, 2020, Happy Buy (Fujian) Internet Technology Co., Limited, or “Happy Buy”, was incorporated under the laws of People’s Republic of China and is a wholly owned subsidiary of Happiness Fuzhou. Happy Buy was incorporated in order to develop our e-commerce business. Our e-commerce business focuses on providing e-commerce solutions and services for small and medium-sized enterprises. Our mission for the e-commerce business is to enable small and medium-sized enterprises to fully leverage the power of e-commerce to grow rapidly.

On April 27, 2021, Taochejun (Fujian) Auto Sales Co., Limited, “Taochejun”, was incorporated under the laws of People’s Republic of China and 51% of it is owned by Happiness Fuzhou. We launched this B2B (Business-to-Business) platform for sales of automobiles. Our automobile sales business was formerly under the brand name of “Happy Auto”, and was rebranded to “Taochejun” in June 2021. Taochejun mainly focuses on building a network among car dealers in China to offer better overall sales experience and services to purchasers, and to streamline the automotive industry transaction. China is one of the world’s largest automobile markets, both in terms of demand and supply. Through Taochejun, we plan to utilize our dealer network to distribute the inventories and used cars from large 4S stores, online car hailing platforms and car makers to third and fourth tier cities, which serves as a great solution to the over-supply issues in first tier cities. Meanwhile, new energy vehicles will also be one of Taochejun’s focuses. At present, electric vehicles are mostly concentrated in the first tier cities. In the future, we believe that new energy vehicles will start to popularize in lower tier cities and car makers will spend more resources on developing these markets.

On October 14, 2021, Paranovus and its wholly-owned subsidiary, Fujian Happiness, acquired 70% of the equity interest in Fujian Shennong Jiagu Development Co., Ltd. (“Shennong”) to further strengthen the Company’s industrial integration. The acquisition of Fujian Shennong closed on November 22, 2021.

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

The following chart illustrates our corporate structure as of March 31, 2023, showing the Company’s principal subsidiaries as of the date of this annual report, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.

*	unless otherwise indicated, the percentage of the voting power is 100% in the chart above.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us at http://www.happ.org.cn. However, information contained on our website does not constitute a part of this annual report.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023.

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

Our Class A ordinary shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our current and previous auditors, Enrome LLP and TPS Thayer LLC, the independent registered public accounting firms that issue the audit report included in this prospectus, as auditors registered with the PCAOB. Both auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with applicable professional standards. Enrome LLP is headquarter in Singapore, while TPS Thayer LLC is headquartered in Sugar Land, Texas with no branches or offices outside the United States and has been inspected by the PCAOB on a regular basis. Our auditors are not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong, however, recent developments with respect to audits of China-based companies create uncertainty about the ability of our PRC subsidiaries to fully cooperate with Enrome LLP or TPS Thayer LLC’s audit without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

In order to operate our business activities currently conducted in China, each of our PRC subsidiaries is required to obtain a business license from the State Administration for Market Regulation (the “SAMR”). As of the date of this annual report, our PRC subsidiaries have obtained all the permissions which are required to obtain for their operations. Each of our PRC subsidiaries has obtained a valid business license from the SAMR, and no application for any such license has been denied.

In addition, in China, food and nutritious supplement manufacturers are required to comply with the certain quality control, safety requirement and obtain “Food Production License” from CFDA for full compliance with the safety requirements set forth in Food Safety Law of People’s Republic of China. Besides, each nutraceutical product is required to obtain the official approval of manufacturing from CFDA, which is the commonly known as the “Blue Caps.” According to CFDA regulations, “Blue Caps” approvals granted prior to July 1, 2005 do not have any expiration date, “Blue Caps” approvals obtained after July 1, 2005 have a term of 5 years and maybe renewed.” As of the date of this annual report, 26   of our products are approved by CFDA.  Our research and development team has been closely monitoring the approval status of our products and applied for renewal before the relevant certificate expired. Failure to renew the relevant licenses and/or registrations may subject us to fines or sanctions which will have negative impact on our products. For more details, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business— If we fail to renew our Food Production License and registration of our nutraceutical and dietary supplements products, we may receive fines or even sanctions which may prohibit us from production” and “Item 4. Information on the Company—B. Business Overview—Licenses, Permits and Government Regulations—License.”

Furthermore, as advised by our PRC legal counsel, Allbright Law Offices, we and our PRC subsidiaries are not required to obtain permission or approval for the current listing or trading of Class A ordinary shares in foreign stock exchanges from the PRC authorities including the CSRC or the CAC, or any other PRC governmental authorities. As of the date of this annual report, we or our subsidiaries have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing on Nasdaq from the CSRC or other PRC governmental authorities.  However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

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

On February 17, 2023, the CSRC promulgated the Trial Measures, which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. As of the date of this annual report, we do not expect to be subject to cybersecurity review because: (i) we are not an operator of critical information infrastructure, and (ii) we are not an online platform operator who possesses personal information of more than one million users.

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

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for the fiscal year ended March 31, 2023, 2022 and 2021:

The Company transfers cash to its subsidiaries by way of	FY2023	FY2022	FY2021
cash dividends	$-	$-	$-
providing loans	$-	$-	$-
making capital contributions	$660,000.00	$1,000,000.00	$5,199,959.00
providing operating cash	$500,136.00	$24,593,600.00	$2,746,578.00
Total	$1,160,136.00	$25,593,600.00	$7,946,537.00

The Company’s subsidiaries transfer cash to the Company by way of	FY2023	FY2022	FY2021
repayment of loans	$-	$-	$-
repayment of operating cash	$-	$6,880,000.00	$-
Total	$-	$6,880,000.00	$-

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

Business Overview

As of March 31, 2023, our business operated through four revenue streams: (i) nutraceutical and dietary supplements business, (ii) e-commerce business, (iii) internet information and advertising business and (iv) automobile sale business. Due to the adverse impacts of COVID-19 and our business strategy, the management decided to divest the current loss-incurring business of the nutraceutical and dietary supplements and is planning for a business transition into the entertainment and AI industries if we can identify any prospective acquisition opportunity of target business in such industries.

We have signed an agreement (the “Disposition SPA”) with Happiness Fuzhou, Happiness Fujian, and Fujian Hengda Beverage Co., Ltd. (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, Fujian Hengda agreed to purchase 100% equity interests of Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million). Currently, we are in the process of disposing of the nutraceutical and dietary supplements business following shareholders’ approval of this transaction in a meeting held on June 30, 2023. The closing of this transaction is pending on the completion of business registration amendment in China for Fujian Happiness.

We conduct our business through our wholly-owned subsidiaries, mainly Fujian Happiness. Founded in 2004, Fujian Happiness focuses on providing nutraceutical solutions made from Chinese herbal extracts. During the outbreak of COVID-19 in China, we have produced portable hand sanitizer and daily protective masks to supplement our herbal extracts sales but they are not our main products.

Our healthcare products business specializes in research, development, manufacturing, and marketing of nutraceutical and dietary supplements authorized by Nutraceutical Association of Fujian Province. Our products are mainly made of Lucidum spore powder (also known as Ganoderma spore powder or Ganoderma Lucidum spore powder), Cordyceps mycelia, Ejiao, other traditional Chinese herbal and animal extracts, vitamins, minerals and amino acids. Our brand, “Happiness”, is a well-known trademark in Fujian Province and well-recognized in the nutraceutical industry in China. Headquartered in Fuzhou, the provincial capital of Fujian Province, and Nanping, our products are sold throughout China.

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

We began our automobile sale in November 2020. Our automobile sales platform “Happy Auto”, which later upgraded to “Taochejun”, focuses on empowering the automotive supply chain by building a network to connect different car dealers and offer better overall sales experience and services to purchasers, and to streamline the automotive industry transaction. We are currently evaluating our automobile business and may discontinue the business in the near future.

On March 28, 2023, we closed an acquisition of 100% membership interests of 2lab3, a Delaware company, through which, we will provide expand our business into the Web 3.0 industry. 2lab3 is dedicated to providing consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era. 2lab3 believes that the decentralized networks of Web 3.0 offer an alternative to the status quo of the current digital world. 2lab3 also offers omni-channel marketing solutions for its clients to grow their internet presence and helps its clients design, launch, promote, and manage their virtual products, such as non-fungible tokens (NFTs).

Products and Services

Due to the adverse impacts of COVID-19 and our business strategy, the management decided to divest the current loss-incurring business of the nutraceutical and dietary supplements and is planning for a business transition into the entertainment and AI industries if we can identify any prospective acquisition opportunity of target business in such industries.

Nutraceutical and dietary supplements

As of March 31, 2023, we had a diverse portfolio of approximately 15 kinds of nutraceutical and dietary supplements products marketed and sold through over 50 distributors in 15 different provinces in China. We categorize our products into six groups: Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products, vitamins and dietary supplements products, American ginseng products, and others. For the years ended March 31, 2023, 2022, and 2021, our sales from Lucidum spore powder products, Cordyceps mycelia products and Ejiao solution products, approximately amounted approximately 5.35%, 16.65%, and 18.7% of our gross sales, respectively. We have signed an agreement (the “Disposition SPA”) with Happiness Fuzhou, Happiness Fujian, and Fujian Hengda Beverage Co., Ltd. (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, Fujian Hengda agreed to purchase 100% equity interests of Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Currently, we are in the process of disposing of the nutraceutical and dietary supplements business following shareholders’ approval of this transaction in a meeting held on June 30, 2023. The closing of this transaction is pending on the completion of business registration amendment in China for Fujian Happiness.

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

We mainly use herbal and animal extracts as raw materials of our Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products and others. These herbal and animal extracts have been used as both daily nourishment food and traditional Chinese medicine in China for a long time. Approved by CFDA under regulations for nutraceutical and dietary supplements, 26   kinds of our products are nutraceutical and dietary supplements products labeled with “Blue Caps.” All our products are produced in compliance with the regulations of food industry.

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

Suppliers

We consider our suppliers whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major suppliers of such period. We have no such vendors of our advertising services during fiscal years ended March 31, 2023. During the same period, our top 5 vendors accounted for 35.53% of our overall purchases, respectively.

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

Sales and Marketing

As for our nutraceutical and dietary supplements products, we have two sales models, namely traditional distribution model and experience store model.

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

The aforementioned two kinds of customers are together referred to as the traditional distribution model. As of March 31, 2023, we had over 50 distributors with more than 10,000 sales terminals in 15 different provinces in China, and established close business relationships with them.

As of March 31, 2023, we had 5 exclusive distributors in Xiamen, Chaozhou, Guilin and other touristic cities in China, with a customer conversion rate of approximately 50%.

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

Patent

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 13 employees dedicated to research and development.

Domain Names

Our intellectual property includes our domain names of http://www.fjxfl.com., http://www.happ.org.cn and https://www.happgo.net/.

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

Research and Development

Nutraceutical and Dietary Supplements Products

We rely on our in-house research and development team to upgrade current products and invent new products. We were granted an award of “Outstanding Research and Development Companies” by Nanping Intellectual Property Office on October 16, 2017. We currently have 13 employees dedicated to research and development and we hold a total of 12 patents as of the date of this report.

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

Employees

We currently have 80 full-time employees. We have employment contracts with all of our employees in China in accordance with relevant PRC laws. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

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

Licenses, Permits and Government Regulations

License

Dietary Supplement Production License and Official Approvals

In China, food and nutritious supplement manufacturers are required to comply with the certain quality control, safety requirement and obtain “Food Production License” from CFDA for full compliance with the safety requirements set forth in Food Safety Law of People’s Republic of China. Besides, each nutraceutical product is required to obtain the official approval of manufacturing from CFDA, which is the commonly known as the “Blue Caps”. Currently 26 of our products are approved by CFDA  . The approvals of our main products are listed in the below chart.

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

Regulation on Dividend Distributions

Our PRC subsidiary, Happiness Fuzhou is a wholly foreign-owned enterprise under the PRC law. The principal regulations governing the distribution of dividends paid by wholly foreign-owned enterprises include:

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

On February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including, but not limited to, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations.

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

Our telephone number at that address is +86-0599-782-8808. Our company website is http://www.happ.org.cn.

C. Organizational structure

See—“A. History and Development of the Company.”

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described under the caption “B. Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information—D. Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2022, 2021, and 2020 are derived from our audited consolidated financial statements included elsewhere in this annual report. The audited consolidated financial statements for the fiscal years ended March 31, 2022, 2021, and 2020 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Incorporated on February 9, 2018, under the laws of Cayman Islands, Paranovus operates through four business revenue streams: nutraceutical and dietary supplements (healthcare products), e-commerce, internet information and advertising and automobile sales as of March 31, 2023. Paranovus conducts its nutraceutical and dietary supplements business in China primarily through its wholly-owned subsidiary, Fujian Happiness. Due to the impacts of COVID-19, our healthcare products business has experienced material adverse effects and we have decided to divest this business through an agreement with an unrelated PRC company for cash consideration of RMB 78 million (approximately $11.3 million). On June 30, 2023, our shareholders has approved this agreement and the sale of this business. This transaction will be closed upon completion and satisfaction of all the closing conditions.

Historically our healthcare products business specialize in research, development, manufacturing, and marketing of nutraceutical and dietary supplements authorized by Nutraceutical Association of Fujian Province. Our products are mainly made of Lucidum spore powder, Cordyceps mycelia, Ejiao, vitamins, minerals, amino acids and others. Headquartered in Fuzhou, the provincial capital of Fujian Province, and Nanping, our products are sold throughout China.

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

We have two main kinds of sales channels for our dietary supplements products, which are traditional distribution channel and experience stores channel. Traditional distributors including regional distributors and large-scale chain drugstores, malls and supermarkets are our main sales channels and their sales terminals are the core resources of our marketing network and the main way to achieve sales. For well-known chain drugstores, malls and supermarkets customers, we tend to establish direct business partnership with them, rather than through our regional distributors. Experience store model is our new attempt in 2017 to boost our market share and the key point of our development strategy.

As of March 31, 2023, we had over 50 distributors in 15 provinces in China for our nutraceutical and dietary supplements. We have signed an agreement (the “Disposition SPA”) with Happiness Fuzhou, Happiness Fujian, and Fujian Hengda Beverage Co., Ltd. (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, Fujian Hengda agreed to purchase 100% equity interests of Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Currently, we are in the process of disposing of the nutraceutical and dietary supplements business following shareholders’ approval of this transaction in a meeting held on June 30, 2023. The closing of this transaction is pending on the completion of business registration amendment in China for Fujian Happiness.

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

In summary, we generated a revenue and had net loss of $98,152,825 and $72,187,116, respectively, for the year ended March 31, 2023, representing an increase of $8,664,167 or 9.68% and decrease of $18,167,035 or 33.63% respectively, compared with the fiscal year ended March 31, 2022, during which we generated a revenue and net loss of $89,488,658 and $54,020,081, respectively. We generated a revenue and net loss of $89,488,658 and $54,020,081, respectively, for the year ended March 31, 2022, representing an increase of $18,003,955 and decrease of $54,712,037 respectively, compared with the fiscal year ended March 31, 2021, during which we generated a revenue and net income of $71,484,703 and $691,956, respectively.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our company’s financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include,  but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property and equipment and intangible assets, property and equipment and intangible assets, the recoverability of long-lived assets, inventory reserve, allowance for credit losses, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

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

No inventories write-downs for the year ended March 31, 2023 and 2022.

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

Healthcare products

The Company sells nutraceutical and dietary supplements to third-party distributors and experience stores owned by third parties. Experience stores are located at tourist sites and serve as platforms for sales consultants to provide comprehensive presentations of the origin, tradition and history of the Company’s products. Tourists are guided through an immersive experience showcasing traditional Chinese herb culture and are presented with the Company’s healthcare products. The Company is a principal for the healthcare product sales as i) the Company produce or obtain control of the specified goods before transferring them to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to distributors’ or the experience stores’ premises and evidenced by signed acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to distributors or experience stores and the signing of their acknowledgment. Distributors and experience stores are required to pay under the customary payment terms, which is generally less than six months. According to the sales agreement, the healthcare product sold cannot be returned after the acknowledgment.

Automobile

The Company commenced its sales of automobiles in fiscal year 2022. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company is a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer’s acknowledgement. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

Online store

The Company sells various goods through its online store since September 2020. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company is a principal for the online store sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

Internet information and advertising service

The Company provides internet information and advertising service online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible for the service provided. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. As per the terms of the signed contract, no sales return is permitted after the service performed. As specified in the signed sales orders, the selling price per click is fixed, and the Company has the unconditional right to receive full payment upon the completion of the service. Customers are required to make advance paymentsaccording to the terms of the contract.

All of the Company’s revenues from contracts with customers are for products transferred at some point in time when control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the years ended March 31, 2023, 2022 and 2021:

	For the years ended March 31,
	2023	2022	2021
Healthcare products	$31,770,835	$30,323,831	$45,389,702
Online store	42,201,865	28,014,109	13,473,626
Internet information and advertising	1,197,348	10,538,943	9,245,019
Automobile	22,982,777	20,611,775	3,376,356
Revenue	$98,152,825	$89,488,658	$71,484,703

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2023 and 2022.

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

As of March 31, 2023, our PRC subsidiaries had an aggregate retained deficit of approximately RMB 269.46 million (US$39.21million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

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

	March 31, 2023	March 31, 2022	March 31, 2021
Period-end spot rate	US$1=RMB 6.8717	US$1=RMB 6.3482	US$1=RMB 6.5713
Average rate	US$1=RMB 6.8855	US$1=RMB 6.4083	US$1=RMB 6.7960

A. Operating Results

Comparison of Fiscal Years Ended March 31, 2023, 2022, and 2021

The following table presents an overview of our results of operations for the years ended March 31, 2023, 2022 and 2021:

(All amounts, other than percentages, in U.S. dollars)

	For the years ended March 31,
	2023	2022	2021
Revenues	$98,152,825	$89,488,658	$71,484,703
Cost of revenues	(93,098,463)	(85,777,192)	(53,309,102)
Gross profit	5,054,362	3,711,466	18,175,601

Operating expenses:
Selling and marketing	54,701,318	40,476,616	9,958,886
General and administrative	9,478,099	9,126,812	5,030,899
Research and development	1,397,118	1,684,089	1,660,100
Goodwill impairment	7,872,696	10,309,745	-
Total operating expenses	73,449,231	61,597,262	16,649,885

Operating (loss) income	(68,394,869)	(57,885,796)	1,525,716

Other income (expenses):
Interest income	31,886	108,395	131,901
Interest expense	(72,303)	(85,993)	(111,799)
Other income	(294,750)	117,086	105,522
Total other income, net	(335,167)	139,488	125,624

(Loss) Income before income taxes	(68,730,036)	(57,746,308)	1,651,340

Income tax (provision) benefit	(3,457,080)	3,726,227	(959,384)

Net (loss) income	$(72,187,116)	$(54,020,081)	$691,956

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Revenues

We generated $98,152,825 in revenues for the fiscal year ended March 31, 2023, representing an increase of $8,664,167 or 9.68%, as compared with $89,488,658 for the fiscal year ended March 31, 2022. The increase was primarily due to the increase of the revenues generated from the online stores and the automobile business.

Our sales of the healthcare products had increased to $31,770,835 for the fiscal year ended March 31, 2023 from $30,323,831 for the fiscal year ended March 31, 2022. The increase was primarily due to the increased 15 new customers   and healthcare products orders brought by acquisition of Shennong and Hekangyuan. The new variants of COVID-19 which occurred from time to time in different provinces in Chain have materially negatively impacted the performance of our experience stores and our customers and suppliers. As of the year ended March 31, 2023, we had closed 7 experience stores due to their poor performance to avoid further losses. Meanwhile, we tried to upgrade our online business model to realize the increased orders.

The revenue of our online store for the fiscal year ended March 31, 2023 increased to $42,201,865 from $28,014,109 for the fiscal year ended March 31, 2022. The increase was primarily due to the development of the online store business. We obtained more individual customer sales during this year ended March 31, 2023 compared with those during the year ended March 31, 2022.

In October 2020, we began the information service to individuals or small companies who want to get more online exposure to expand their market and gain more customers. We used our strength in the e-commerce industry to provide them with the more cost-effective information service. In the year ended March 31, 2023, the information service revenue was $1,197,348, representing a decrease of $9,341,595, as compared with $10,538,943 for the fiscal year ended March 31, 2022. The decrease was primarily due to the disposal of the loss-making Internet information and advertising subsidiaries.

In November 2020, we started our business of selling automobiles to companies or individual customers. In the fiscal year ended March 31, 2023, the revenue of selling automobile increased $2,371,002 or 11.5% to $22,982,777 from $20,611,775 for the fiscal year ended March 31, 2022. The sales growth was relatively stable when denominated in RMB in these two years, while the increase was primarily due to the appreciation of RMB against US dollars.

Cost of Revenues

Total cost of revenues was $93,098,463 for the fiscal year ended March 31, 2023, representing an increase of $7,321,271 or 8.54%, compared with $85,777,192 for the fiscal year ended March 31, 2022. The gross margin ratio of us was 5.2% for the fiscal year ended March 31, 2023, representing an increase of 1.0%, compared with 4.2% for the fiscal year ended March 31, 2022. The increase of gross margin ratio was mainly due to the higher gross margin of the healthcare products stream.

The gross margin ratio of healthcare products was negative 10.1% for the fiscal year ended March 31, 2023, representing an increase of 10.8%, compared with negative 0.7% for the fiscal year ended March 31, 2022. The increase was mainly due to the new products with higher gross-margin brought by the acquisition of Shennong and Hekangyuan for the fiscal year ended March 31, 2023. Meanwhile, a larger number of discounted sales of raw materials avoided more obsolete inventory loss in the year ended March 31, 2022.

The gross margin ratio of online sale was 3.5% for the fiscal year ended March 31, 2023, representing a decrease of 4.2%, compared with 7.7% for the fiscal year ended March 31, 2022. The decrease was mainly due to the disposal of the loss-making subsidiaries. The online store sales to business customers usually have 3.0-5.0% in gross margin rate.

The gross margin ration of information service and selling of automobile was 1.7% and 1.5% for the fiscal year ended March 31, 2023, compared with 14.5% and 1.1% for the fiscal year ended March 31, 2022. As we are newcomer in these two industries, we were trying to get more market and maintain a good customer base in a short period with a lower gross profit margin.

All the above facts resulted in the increase in the gross profit margin ratio for the fiscal year ended March 31, 2023 compared to the fiscal year ended March 31, 2022.

Selling and Marketing Expenses

We incurred $54,701,318 in selling and marketing expenses for the fiscal year ended March 31, 2023, representing an increase of $14,224,702 or 35.14%, compared with $40,476,616 for the fiscal year ended March 31, 2022. The increase was primarily due to the increases of advertising costs, and network flow fee, amounted to $25.6 million

General and Administrative Expenses

We incurred $9,478,099 in general and administrative expenses for the fiscal year ended March 31, 2023, representing an increase of $351,287 or 3.85%, compared with $9,126,812 for the fiscal year ended March 31, 2022. The increase was primarily attributable to the amortization of intangible assets originated from the customer relationship of our newly acquired entities.

Research and Development Expenses

We incurred $1,397,118 in research and development expenses for the fiscal year ended March 31, 2023, representing a decrease of $286,971 or 17.04%, compared with $1,684,089 for the fiscal year ended March 31, 2022. The decrease was primarily due to the controlled R&D cost for the fiscal year ended March 31, 2023.

Goodwill impairment

We incurred $7,872,696 in goodwill impairment for the fiscal year ended March 31, 2023, representing a decrease of $2,437,049 or 23.64%, compared with $10,309,745 for the fiscal year ended March 31, 2022. The decrease was primarily due to continually influence of the COVID-19 pandemic, which led to the dramatic decrease of operating performance in the two newly acquired entities.

Income from Operations

As a result of the factors described above, our operating loss was $68,394,869 for the fiscal year ended March 31, 2023, compared with operating loss of $57,885,796 for the fiscal year ended March 31, 2022, increased by $10,509,073 or 18.15%. The increase was primarily due to the higher advertising fee and network flow fee invested in new business streams and impairment of long-lived assets.

Interest income

Our interest income of $31,886 for the fiscal year ended March 31, 2023 decreased by $76,509 or 70.58%, compared with interest income of $108,395 for the fiscal year ended March 31, 2022. The decrease was primarily due to the decrease of our cash.

Interest expense

Our interest expense of $72,303 for the fiscal year ended March 31, 2023 decreased by $13,690 or 15.92%, compared with interest expense of $85,993 for the fiscal year ended March 31, 2022. The decrease was mainly due to the decrease of the interest rate.

Other Income (Expenses)

Our other income of negative $294,750 for the fiscal year ended March 31, 2023 decreased by $411,836 or 351.74% compared with other income of $117,086 for the fiscal year ended March 31, 2022. The decrease was primarily due to the donation of $0.3 million to the Fuzhou Educational Foundation for the fiscal year ended March 31, 2023.

Income Tax

We incurred income tax provision of $3,457,080 for the fiscal year ended March 31, 2023. The income tax benefit for the fiscal year ended March 31, 2022 was $3,726,227. The change was primary attributable to reversal of deferred income tax assets. Our effective income tax rates for the years ended March 31, 2023 and 2022 are 17.2% and 17.7%, respectively, mainly due to difference to include tax non-deductible cost for this reporting period.

Net Income

As a result of the factors described above, our net loss for the fiscal year ended March 31, 2023 was $72,187,116, representing an increase of $18,167,035, compared with net loss of $54,020,081 for the fiscal year ended March 31, 2022 as a result of lower operating profit margin and higher operating expense in 2022.

Foreign Currency Translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation income for the fiscal year ended March 31, 2023 and 2022 was negative $4,435,667 and positive $2,523,258, respectively. The fluctuation was primarily due to the appreciation or depreciation of RMB against the U.S. dollars for the year ended March 31, 2023 and 2022.

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

B. Liquidity and Capital Resources

The following table presents an overview of cash flows for the periods indicated:

	For the years ended March 31,
	2023	2022	2021

Net cash (used in)/ provided by operating activities	$(21,090,732)	$(28,134,783)	$2,904,466
Net cash used in investing activities	89,322	(8,476,879)	(13,222,847)
Net cash provided by financing activities	3,145,524	18,830,786	10,672,219
Effect of exchange rate changes on cash and cash equivalents	1,477,742	955,755	2,550,149
Net (decrease) increase in cash and cash equivalents	$(16,378,144)	$(16,825,121)	$2,903,987

As of March 31, 2023, 2022 and 2021, we had cash and cash equivalents of $3,355,487, $19,733,631 and $36,558,752, respectively. We did not have any other short-term investments. As of March 31, 2023, 2022 and 2021, our current assets were approximately $9.8 million, $56.6 million and $95.1 million, respectively, and our current liabilities were approximately $20.9 million, $17.9 million and $15.1 million, respectively.

Operating Activities

Net cash used in operating activities for the year ended March 31, 2023 was approximately $21.1 million, which was primarily attributable to a net loss approximately $72.2 million, adjusted for non-cash items for approximately $15.05 million and adjustments for changes in working capital approximately $36.05 million. Net cash used in operating activities for the year ended March 31, 2022 was approximately $28.1 million, which was primarily attributable to a net loss approximately $54.0 million, adjusted for non-cash items for approximately $10.8 million and adjustments for changes in working capital approximately $14.7 million. Net cash provided by operating activities for the year ended March 31, 2021 was approximately $2.9 million, adjusted for non-cash items for approximately $1.7 million and adjustments for changes in working capital approximately $0.6 million.

The decrease in the year ended March 31, 2023 was mainly due to the business strategy adjustment in loss-making subsidiaries.

Investing Activities

Net cash provided in investing activities was $0.09 million for the year ended March 31, 2023, and net cash used in investing activities were $8.5 million and $13.2 million for the year ended March 31, 2022 and 2021, respectively. For the year ended March 31, 2023, the result was primarily attributable to the fixed assets of approximately $0.05 million, the proceeds from disposal of subsidiaries of approximately $0.02 million and proceeds from disposal of equipment for approximately $0.11 million. For the year ended March 31, 2022, the decrease was primarily attributable to the new business acquisition of approximately $6.1 million and the proceeds of disposal of the subsidiaries. For the year ended March 31, 2021, the increase was primarily attributable to an increase of fixed assets of approximately $2.78 million, the purchase of software used for management of approximately $1.05 million and deposits paid for business acquisitions for approximately $9.31 million.

Financing Activities

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

Net cash provided by financing activities was approximately $3.15 million for the year ended March 31, 2023. It was primarily attributable to capital contributions of net proceeds $3.0 million from issuance of new ordinary shares. In terms of bank loans, the proceeds from short-term bank borrowings was approximately $2.5 million and the repayments to short-term bank borrowings was approximately $2.3 million. There was no dividend payment in 2023.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of facilities, purchase of fixed assets and intangible assets as a result of our business growth. Our capital expenditures amounted to $45,819, $2,407,504 and $3,834,578 for the years ended March 31, 2023, 2022 and 2021, respectively.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$72,187,116 during the financial year ended March 31, 2023 and, as of that date, the Company’s current liabilities exceeded its current assets by US$11,167,107. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Notwithstanding the above, the Company’s continues to have a reasonable expectation that adequate resources to continue in operation through disposing the assets with losses and improving the remaining operation with positive cash contributions for at least the next 12 months and that the going concern basis of operation these finance statement remains appropriate based on the following factors:

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

●	Cash and cash equivalents generated from operations:

●	The banking facilities from their bankers for their working capital requirements for the next twelve months will be available as and when required;

●	Funding from the existing financial institutions with existing available credit lines;

●	Obtaining funds through future private placements or public offerings.

Related Party Transactions

In addition to the executive officer compensation arrangements discussed in “Executive Compensation,” below we describe transactions since April 1, 2022, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

There has been on related party transaction during the years ended March 31, 2023 and 2022. No balance of due to related parties as of March 31, 2023 and 2022.

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

As of March 31, 2023, our PRC subsidiaries had an aggregate retained deficit of approximately RMB 269.46 million (US$39.21 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

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

As of the date of this annual report, our directors and executive officers are as follows:

Name	Age	Position
Xuezhu Wang	39	Chief Executive Officer, Chairman of the Board
Sophie Ye Tao	45	Chief Financial Officer, Director
David Sean Lu	30	Director
Alex Lightman	62	Director
John Levy	67	Director

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

John F. Levy

Mr. John Levy has served as an independent director since October 2019. Mr. Levy currently serves as the chief executive officer and principal consultant for Board Advisory. He has held this role since May 2005. He has also served as the chief executive officer of Sticky Fingers Restaurants, LLC from 2019 to 2020. Mr. Levy is a recognized corporate governance and financial reporting expert with over 30 years of progressive financial, accounting and business experience; including nine years in public accounting with three national accounting firms and having served as chief financial officer of both public and private companies for over 13 years. Mr. Levy currently serves on the board of directors and audit committee chair, of Shengfeng Development and Cartica Acquisition Corp. Mr. Levy served on the board of directors of Applied Minerals, Inc. from January 2008 to August 2022), Washington Prime Group, Inc. from June 2016 to October 2021), Singularity Future Technology Limited (from November 2021 to February 2023), Takung Art Co., Ltd. (from March 2016 to June 2019), China Commercial Credit, Inc. (from August 2013 to December 2016), Applied Energetics, Inc. (from June 2009 to February 2016 as well as several other publicly held companies prior to 2016. Mr. Levy is a frequent lecturer and has written several articles and courses on accounting, finance business and governance. Mr. Levy is a Certified Public Accountant. Mr. Levy is a graduate of the Wharton School of Business at the University of Pennsylvania, and received his MBA from St. Joseph’s University in Philadelphia, Pennsylvania.

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

B. Compensation

Directors and Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended March 31, 2023:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award ($)	Other Compensation ($)	Total ($)

Xuezhu Wang (CEO and Chairman)	24,507	1,976	-	-	-	26,483
Sophie Ye Tao (CFO)	37,500	-	-	-	-	37,500
David Sean Lu (Director)	25,000	-	-	-	-	25,000
Alex Lightman (Director)	12,500	-	-	-	-	12,500
John Levy (Director)	50,000	-	-	-	-	50,000
Jiong Bian (Former CFO)	21,080	-	-	-	-	21,080
Wenhui Lin (Former Director)	12,779	-	-			12,779

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

C. Board Practices

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and governance committee. As of the date of this annual report, each of the committees of the Board has the composition and responsibilities described below.

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

D. Employees

As of March 31, 2023, we have a total of 80 full-time employees, all of whom are located in the PRC. We do not experience any significant seasonal fluctuations in our number of employees.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good and this is expected to continue.

The functional distribution of our full-time employees as of March 31, 2023 is as follows:

Function	Number
Management	10
Sales and marketing	12
Research and Development	13
Finance and administration	7
E-commerce operation and logistics	38
Total	80

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options, warrants or other exercisable or convertible securities that are exercisable or convertible currently or within 60 days of the date of this annual report, to be outstanding and to be beneficially owned by the person holding the options, warrants or other currently exercisable or convertible securities for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent authority is shared by spouses under community property laws.

Percentage of beneficial ownership of each listed person is based on 6,724,675 Class A ordinary shares and 612,255 Class B ordinary shares outstanding as of the date of this annual report.

	Shares Beneficially Owned (1)(2)
	Class A ordinary shares			Class B ordinary shares		% of Total
	Number	%		Number	%	Voting Power
Directors and Executive Officers(3):
Xuezhu Wang, Chief Executive Officer and Chairman of the Board(4)	—	*		612,255	100%	64.55%
Sophie Ye Tao, Chief Financial Officer and Director	-	*		—	—	—
David Sean Lu, Director	-	*		—	—	—
Alex Lightman, Director	-	*		—	—	—
John Levy, Director	500	*		—	—	—
All Directors and Executive Officers	500	*	%	612,255	100%	64.55%
5% Shareholders:
Happy Group Inc.(4)	—	—		602,255	98.37%	63.50%

*	less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.
(2)	Each Class A ordinary share has one (1) vote per share. Each Class B ordinary share has twenty (20) votes per share.
(3)	Unless otherwise noted, the business address for each of our beneficial owners is c/o Paranovus Entertainment Technology Ltd., NO. 11, Dongjiao East Road, Shuangxi, Shunchang Nanping City, Fujian, China
(4)

Mr. Wang holds 10,000 Class B ordinary shares directly and holds 602,255 Class B ordinary shares indirectly through Happy Group Inc. Mr. Xuezhu Wang transferred his shares in Happy Group Inc. to Ms. Minzhu Xu on September 8, 2022 and remained as the sole director of Happy Group Inc. Ms. Xu irrevocably agreed that she would not remove Mr. Xuezhu Wang as the sole director of Happy Group Inc. for 15 months following the share transfer.  Therefore, Mr. Wang continue to have the voting control and investment discretion over the Class B ordinary shares held by Happy Group Inc. and remains as the beneficiary owner of these shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Directors and Executive Compensation,” below we describe transactions since March 31, 2022, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

There was no related party transaction during the year ended March 31, 2023. As of March 31, 2023, there were no outstanding balances owed to related parties.

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

As of the date of this annual report, the authorized share capital of the Company is US $5,000,000 divided into 350,000,000 Class A Ordinary Shares of US $0.01 par value each and 100,000,000 Class B Ordinary Shares with a par value of US $0.01 each, and 50,000,000 Preferred Shares with a par value of US $0.01 each. The Articles provide that our authorized share capital is US$50,000,000 divided into 350,000,000 Class A Ordinary Shares of US $0.01 par value each and 100,000,000 Class B Ordinary Shares with a par value of US $0.01 each, and 50,000,000 Preferred Shares with a par value of US$0.01 each. Subject to the provisions of the Cayman Companies Act and the provisions, if any, of the Articles, and any directions given by any ordinary resolution and the rights attaching to any class of existing shares, the directors may issue, allot, grant options over or otherwise dispose of shares (including any fractions of Shares) and other securities of our company at such times, to such persons, for such consideration and on such terms as the directors may determine. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares provided that if such operates to vary the rights of holders of Ordinary Shares then the sanction of a special resolution of the affected class is required. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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

On June 25, 2021, pursuant to a securities purchase agreement with respect to a registered direct offering pursuant to a shelf takedown under a registration statement on Form F-3 (Registration No. 333-250026), the company agreed to sell 1,240,000 ordinary shares at a per share purchase price of $1.74, for gross proceeds of $2,157,600, before deducting any estimated offering expenses. The Company used the net proceeds from the offering for the development of the Company’s auto business under the brand of “Taochejun”, working capital and other general corporate purposes.

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

Share Purchase Agreement relating to the acquisition of Fujian Shennong Jiagu Development Co., Ltd. (“Shennong”)

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

Private Placement of $6 million

On January 18, 2023, the Company signed a securities purchase agreement for a private placement of 3,000,000 Class A ordinary shares to certain sophisticated purchasers (the “Purchasers”), at a per share purchase price of $2.00, which generated total gross proceeds approximately $6.0 million. Upon closing, the investors subscribed in total 2,000,000 Class A ordinary shares and the gross proceeds were $4.0 million. The Company used $3 million out of the gross proceeds in a collaboration with DMG Tech Investment Ltd., and the rest for the general corporate purpose.

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

Acquisition of 2lab3

On March 14, 2023, the Company entered into a securities purchase agreement (the “Acquisition SPA”) with (i) 2lab3, a Delaware limited liability company; and (ii) the sole member of 2lab3 (the “Seller”). Pursuant to the Acquisition SPA, the Company agreed to purchase all the membership interests of 2lab3 from the Seller, and, in exchange, the Company agreed to issue an aggregate of 1,375,000 Class A ordinary share to the Seller and/or his designees. The parties to the Acquisition SPA agreed that valuation of 2lab3 is approximately $6 million. The Class A ordinary shares will be issued at a per share price of $4.4, which is equal to the volume-weighted average price of the past five-day of the ordinary shares.

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

Share Purchase Agreement with Fujian Hengda Beverage Co., Ltd

On April 10, 2023, the Company, the Company’s indirect wholly owned subsidiary (the “Seller”), Fujian Happiness and Fujian Hengda Beverage Co., Ltd, a PRC company which is not affiliate of the Company or any of its directors or officers (the “SPA Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the SPA Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “SPA Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the SPA Purchaser will become the sole shareholder of Fujian Happiness and, as a result, assume all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness. The Disposition SPA is filed as Exhibit 10.1 to the Current Report on Form 6-K on April 18, 2023, and such document is incorporated herein by reference.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us at http://www.happ.org.cn. However, information contained on our website does not constitute a part of this annual report.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation of the RMB against the U.S. dollar of 7.45% increased our comprehensive loss to $5.71 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of March 31, 2023. As of March 31, 2023. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://www.happ.org.cn.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Year Ended March 31, 2023	Year Ended March 31, 2022	Year Ended March 31, 2021

Audit fees(1)	$200,000	$200,000	$227,000
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$200,000	$200,000	$227,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountant for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.

(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

On June 2, 2023, the Company dismissed its independent registered public accounting firm, TPS Thayer, LLC, and appointed Enrome LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements for the fiscal year ended March 31, 2023. TPS Thayer, LLC’s report on the Company’s consolidated financial statements as of and for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. See the Form 6-K filed with the SEC on June 5, 2023 for more details.

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

ITEM 18. FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form Exhibit Filing Date			herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 8, 2019
1.2	Amended and Restated Articles of Association , effective on March 28, 2019	F-1	3.1	March 28, 2019
1.3	First Amended and Restated Memorandum of Association , effective on March 28, 2019	F-1	3.2	March 28, 2019
1.4	Amended and Restated Memorandum and Articles of Association, effective on October 21, 2021	20-F	1.4	August 15, 2022
1.5	Amended and Restated Memorandum and Articles of Association, effective on October 7, 2022	20-F/A	1.5	April 3, 2023
1.6	Amended and Restated Memorandum and Articles of Association, effective on March 10, 2023	20-F/A	1.6	April 3, 2023
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated June 25, 2021	6-K	1.1	July 1, 2021
4.3	Share Purchase Agreement, by and among the Company, Fujian Happiness Biotech Co., Limited, and Fujian Shennong Jiagu Development Co., Ltd., dated October 14, 2021	6-K	4.1	October 25, 2021
4.4	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated January 18, 2022	6-K	99.1	January 21, 2022
4.5	Equity Transfer Agreement, by and among the Company, Fujian Happiness Biotech Co., Limited, and Fuzhou Hekangyuan Trading Co., Ltd., dated March 4, 2022	6-K	4.1	March 7, 2022
4.6	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated March 11, 2022	6-K	1.1	March 16, 2022
4.7	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated December, 2022	6-K	10.1	January 3, 2023
4.8	Collaboration Agreement, by and between the Company and DMG Tech Investment LLC, dated December 28, 2022	6-K	10.2	January 3, 2023
4.9	Employment Agreement by and between CFO Sophie Ye Tao and the Company dated January 16, 2023	6-K	10.2	January 19, 2023
4.10	The Securities Purchase Agreement by and among the Company, 2lab3, and 2lab3’s Sole Member	6-K	10.1	March 14, 2023
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
23.1	Consent of TPS Thayer, LLC				X
23.2	Consent of Enrome LLP				X
99.1	Consent of Allbright Law Offices				X
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 27, 2023	PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED March 31, 2023 and 2022

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Paranovus Entertainment Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Paranovus Entertainment Technology Ltd. and its subsidiaries (collectively, the “Company”) as of March 31, 2023, and the related consolidated statements of operation and other comprehensive (loss)/ income, changes in shareholders’ equity, and cash flow for the year ended March 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the principles generally accepted in the United States of America (U.S. GAAP).

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$72,187,116 during the financial year ended March 31, 2023 and, as of that date, the Company’s current liabilities exceeded its current assets by US$11,167,107. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the f consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

July 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Happiness Development Group Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Happiness Development Group Limited and its subsidiaries (collectively, the “Company”) as of March 31, 2022, and the related consolidated statements of operation and other comprehensive (loss)/ income, changes in shareholders’ equity, and cash flow for the year ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022, and the consolidated results of its operations and its consolidated cash flow for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, TX

August 15, 2022

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of March 31,	As of March 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$3,355,487	$19,733,631
Accounts receivable,	1,706,279	27,447,907
Notes receivable	-	89,332
Inventories	335,019	1,389,561
Prepaid expenses and other current assets	4,389,186	7,909,233
Total current assets	9,785,971	56,569,664

Property, plant and equipment, net	8,470,272	11,246,815
Intangible assets, net	9,446,255	10,101,405
Goodwill	6,455,781	10,084,201
Deferred tax assets	-	3,796,492
Prepaid assets	2,181,930	5,627,099
TOTAL ASSETS	$36,340,209	$97,425,676

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$13,462,008	$12,155,733
Other payables and accrued liabilities	5,106,634	3,469,768
Income tax payable	143,360	37,225
Short-term bank borrowings	2,241,076	2,268,360
Total current liabilities	20,953,078	17,931,086
Deferred tax liability	1,514,060	2,079,986
TOTAL LIABILITIES	22,467,138	20,011,072

COMMITMENTS AND CONTINGENCIES (NOTE 17)		-

SHAREHOLDERS’ EQUITY
Preferred shares, $0.01 par value,500,000 shares authorized, 0 shares issued and outstanding	-	-
Class A Ordinary shares, $0.01 par value 350,000,000 shares authorized, 7,724,675 shares issued and outstanding; $0.0005 par value, 70,000,000 shares authorized, 67,004,583 shares issued and outstanding	77,177	33,502
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding; $0.0005 par value, 20,000,000 shares authorized, 12,095,100 shares issued and outstanding	6,123	6,048
Additional paid-in capital	66,908,726	53,871,226
Statutory surplus reserve	7,622,765	7,622,765
Retained earnings (accumulated losses)	(59,453,593)	12,285,281
Accumulated other comprehensive income (loss)	(402,119)	4,306,536
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	14,759,079	78,125,358
Non-controlling interests	(886,008)	(710,754)
Total shareholders’ equity	13,873,071	77,414,604

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$36,340,209	$97,425,676

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE (LOSS)/ INCOME

(IN U.S. DOLLARS)

	For the years ended March 31,
	2023	2022	2021
Revenues	$98,152,825	$89,488,658	$71,484,703
Cost of revenues	(93,098,463)	(85,777,192)	(53,309,102)
Gross profit	5,054,362	3,711,466	18,175,601

Operating expenses:
Selling and marketing	54,701,318	40,476,616	9,958,886
General and administrative	9,478,099	9,126,812	5,030,899
Research and development	1,397,118	1,684,089	1,660,100
Goodwill impairment	7,872,696	10,309,745	-
Total operating expenses	73,449,231	61,597,262	16,649,885

Operating (loss) income	(68,394,869)	(57,885,796)	1,525,716

Other income (expenses):
Interest income	31,886	108,395	131,901
Interest expense	(72,303)	(85,993)	(111,799)
Other income, net	(294,750)	117,086	105,522
Total other income, net	(335,167)	139,488	125,624

(Loss) Income before income taxes	(68,730,036)	(57,746,308)	1,651,340

Income tax benefit (provision)	(3,457,080)	3,726,227	(959,384)

Net (loss) income	$(72,187,116)	$(54,020,081)	$691,956
Net loss attributable to non-controlling interests	448,242	4,829,471	94,400
Net (loss) income attributable to Paranovus Entertainment Technology Ltd	(71,738,874)	(49,190,610)	786,356

Other comprehensive income (loss):
Foreign currency translation adjustments	(4,435,667)	2,523,258	6,113,570
Comprehensive (loss) income	$(76,622,783)	$(51,496,823)	$6,805,526
Less: comprehensive (loss) income attributable to non-controlling interests	(272,988)	2,696,899	(2,873,378)
Comprehensive (loss) income attributable to Paranovus Entertainment Technology Ltd	$(76,895,771)	$(48,799,924)	$3,932,148

Basic and diluted earnings per ordinary share
Basic and diluted	$(12.63)	$(1.22)	$0.03
Weighted average number of ordinary shares outstanding
Basic and diluted	5,678,081	40,485,912	26,160,270

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total Paranovus Entertainment Technology Ltd shareholders’ equity	Non-controlling interests	Total equity

Balance at March 31, 2020	25,000,000	$12,500	-	$-	$15,044,002	$2,064,096	$66,623,204	$(4,153,813)	$79,589,989	$-	$79,589,989
Ordinary shares issued for cash	5,100,000	2,550	-	-	10,723,150	-	-	-	10,725,700	-	10,725,700
Ordinary shares issued for services	381,580	191	-	-	778,232	-	-	-	778,423	-	778,423
Statutory reserves	-	-	-	-	-	5,558,669	(5,558,669)	-	-	-	-
Contribution from non-controlling shareholders	-	-	-	-	-	-	-	-	-	112,418	112,418
Net income (loss)	-	-	-	-	-	-	786,356	-	786,356	(94,400)	691,956
Dividend	-	-	-	-	-	-	(375,000)	-	(375,000)	-	(375,000)
Foreign currency translation adjustments	-	-	-	-	-	-	-	3,240,192	3,240,192	2,873,378	6,113,570
Balance at March 31, 2021	30,481,580	$15,241	-	-	$26,545,384	$7,622,765	$61,475,891	$(913,621)	$94,745,660	$2,891,396	$97,637,056

Ordinary shares issued for cash	32,940,000	16,470	-	-	18,861,130	-	-	-	18,877,600	-	18,877,600
Ordinary shares issued for services	1,478,103	739	-	-	1,085,492	-	-	-	1,086,231	-	1,086,231
Business acquisition (Note 14)	14,200,000	7,100	-	-	7,379,220	-	-	-	7,386,320	3,924,220	11,310,540
Convention of Class A Ordinary shares into Class B Ordinary shares	(12,095,100)	(6,048)	12,095,100	6,048	-	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	-	(49,190,610)	-	(49,190,610)	(4,829,471)	(54,020,081)
Foreign currency translation adjustments	-	-	-	-	-	-	-	5,220,157	5,220,157	(2,696,899)	2,523,258
Balance at March 31, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$12,285,281	$4,306,536	$78,125,358	$(710,754)	$77,414,604
Ordinary shares issued for cash	3,000,000	30,000	-	-	5,970,000	-	-	-	6,000,000	-	6,000,000
Share consolidation	(63,504,908)		(11,640,345)	-	-	-	-	-	-	-	-
Business acquisition (Note 15)	1,375,000	13,750	-	-	7,067,500	-	-	-	7,081,250	-	7,081,250
Convention of Class A Ordinary shares into Class B Ordinary shares	(150,000)	(75)	150,000	75	-	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	-	(71,738,874)	-	(71,738,874)	(448,242)	(72,187,116)
Foreign currency translation adjustments	-	-	-	-	-	-		(4,708,655)	(4,708,655)	272,988	(4,435,667)
Balance at March 31, 2023	7,724,675	77,177	604,755	6,123	66,908,726	7,622,765	(59,453,593)	(402,119)	14,759,079	(886,008)	13,873,071

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2023	2022	2021
Cash Flows from Operating Activities:
Net (loss) income	$(72,187,116)	$(54,020,081)	$691,956
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	3,378,952	2,187,206	880,879
Allowance for doubtful accounts	854,615	463,514	-
Goodwill impairment	7,872,696	10,407,349	-
Loss on disposal of roperty, plant and equipment	97,552	434,183	-
(Gain) Loss on disposal of subsidiaries	(383,376)	95,932	-
Deferred taxes	3,230,566	(3,921,856)	-
Share-based compensation	-	1,086,231	778,423
Changes in operating assets and liabilities:
Accounts receivable	24,887,013	23,222,982	(2,106,752)
Notes receivable	89,332	(88,495)	-
Inventories	1,054,542	454,262	389,388
Prepaid expenses and other current assets	3,520,047	12,250,088	(8,057,239)
Prepaid assets	3,445,169	(329,926)	1,718,110
Accounts payable	1,306,275	(4,845,854)	6,723,151
Other payables and accrued liabilities	1,636,866	(15,213,292)	3,134,093
Due to related parties	-	-	(844,718)
Income taxes payable	106,135	(317,026)	(402,825)
Net cash (used in) provided by operating activities	(21,090,732)	(28,134,783)	2,904,466

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(45,819)	(2,390,339)	(2,783,440)
Purchase of intangible assets	-	(17,165)	(1,051,138)
Business acquisitions of Hekangyuan	-	(7,998,836)	-
Business acquisitions of Baodeng	-	(79,584)
Deposits return from Shennong	-	1,931,646	-
Purchase of DAJI	-	-	(75,044)
Deposits paid for business acquisitions	-	-	(9,313,225)
Proceeds from disposal of subsidiaries	23,777	34,330
Proceeds from disposal of roperty, plant and equipment	111,364	43,069	-
Net cash provided by/ (used in) investing activities	89,322	(8,476,879)	(13,222,847)

Cash Flows from Financing Activities:
Ordinary shares issued for cash	3,000,000	18,877,600	10,965,553
Cash contribution from non-controlling shareholders	-	-	37,522
Dividend payment	-	-	(375,000)
Proceeds from short-term loans	2,488,467	2,247,086	2,163,037
Repayments of short-term loans	(2,342,943)	(2,293,900)	(2,118,893)
Net cash provided by financing activities	3,145,524	18,830,786	10,672,219

Effect of exchange rate changes on cash and cash equivalents	1,477,742	955,755	2,550,149

Net (decrease) increase in cash and cash equivalents	(16,378,144)	(16,825,121)	2,903,987
Cash and cash equivalents at the beginning of year	19,733,631	36,558,752	33,654,765

Cash and cash equivalents at the end of year	$3,355,487	$19,733,631	$36,558,752

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$306,090	$570,113	$1,209,381
Cash paid for interest expense	$72,303	$85,993	$111,790
Supplemental schedule of non-cash investing and financing activities
Ordinary shares issued for acquisitions	$-	$7,386,320	$-

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Paranovus Entertainment Technology Limited (“Paranovus Cayman”) is a holding company. It was incorporated on February 13, 2018 under the laws of the Cayman Islands and previously named Happiness Biotech Group Limited. On November 5, 2021, the Company changed its name to Happiness Development Group Limited under the special resolution dated October 21, 2021. On March 13, 2023 the Company changed its name to Paranovus Entertainment Technology Limited under the special resolution dated March 13, 2023.The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Biology Technology Group Limited (“Happiness Hong Kong”) and Paranovus Entertainment Technology Limited (“Paranovus NewYork”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Fuzhou) E-commerce Co., Ltd (“Happiness Fuzhou”). Paranovus NewYork is a holding company of 100% equity or ownership of 2Lab3 LLC, which was established on December 8, 2022.

Happiness Fuzhou is a holding company of all of the equity or ownership of Fujian Happiness Biotech Co., Limited (“Fujian Happiness”), Fuzhou Happiness Enterprise Management Consulting Co., Ltd. (“Fujian Consulting”), Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”), and Taochejun (Fujian) Automobile Sales Co., Ltd. (“Fujian Taochejun”).

Reorganization

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Fuzhou) E-commerce Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Fuzhou. Paranovus Cayman, Happiness Hong Kong and Happiness Fuzhou are all holding companies and had not commenced operation until August 21, 2018.

Prior to the reorganization, Mr. Wang Xuezhu, Chief Executive Officer owns 47.7% ownership of Fujian Happiness. On August 21, 2018, Mr. Wang Xuezhu and other shareholders of Fujian Happiness transferred their 100% ownership interests in Fujian Happiness to Happiness Fuzhou, which is 100% owned by Happiness Hong Kong. After the reorganization, Paranovus Cayman owns 100% equity interests of Fujian Happiness. Mr. Wang Xuezhu, who owns 52.37% ownership of Paranovus Cayman, became the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company.

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

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities

Happiness (Fuzhou) E-commerce Co., Ltd (“ Happiness Fuzhou”)	June 1, 2018	PRC	US$ 10,000,000		Investment
Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	November 19, 2004	PRC	RMB 100,000,000	100% by Nanping Happiness	Research, development, production and selling of nutraceutical and dietary supplements
Fujian Happiness comes Medical Equipment Manufacturing Co., Ltd.	April 15, 2020	PRC	RMB 10,000,000	51% by Fujian Happiness	Selling of medical equipment
Shunchang Happiness comes Health Products Co., Ltd.	May 19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi
Fujian Shennongjiagu Development Co., Ltd.(“Shennong”)	December 10, 2012	PRC	RMB 51,110,000	70% by Fujian Happiness	Advertising service, online sales, food sales, data service, information consulting service
Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”)	October 13, 2017	PRC	RMB 10,000,000	100% by Fujian Happiness	Advertising service, online sales, food sales, commodity sales, information consulting service
Fuzhou Happiness Enterprise Management Consulting Co., Ltd.	December 15, 2020	PRC	RMB 1,000,000	100% by Nanping Happiness	Management and consulting service
Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”)	July 16, 2020	PRC	RMB 30,000,000	100% by Nanping Happiness	Advertising service, online sales
Fujian Happy Studio Network Technology Co. LTD	August 10, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service
Hangzhou C’est la vie Interactive Technology Co., Ltd. (“Hangzhou C’est la vie”) (b)	August 26, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Online sales
Fujian Lever Media Co., Ltd. (“Fujian Lever”) (b)	March 1, 2021	PRC	RMB 10,000,000	51% by Hangzhou C’est la vie	Online sales
Shunchang Baolong Electronic Commerce Co., Ltd. (b)	December 3, 2020	PRC	RMB 100,000	100% by Fujian Lever	Online sales
Shunchang Shihong Electronic Commerce Co., Ltd. (b)	December 3, 2020	PRC	RMB 100,000	100% by Fujian Lever	Online sales
Happiness Youdao (Hangzhou) Electronic Commerce Co., Ltd. (b)	August 21, 2017	PRC	RMB 10,000,000	70% by Hangzhou C’est la vie	Online sales

Putian City Hanjiang District Luochen Network Technology Co., Ltd. (“Putian Luochen”) (a)	February 8, 2021	PRC	RMB 100,000	100% by Hangzhou C’est la vie	Online sales
Putian City Hanjiang District Qiyao Trading Co., Ltd. (a)	February 9, 2021	PRC	RMB 100,000	100% by Putian Luochen	Online sales
Putian City Hanjiang District Zhiran Trading Co., Ltd. (a)	February 8, 2021	PRC	RMB 100,000	100% by Putian Luochen	Online sales
Fujian Seravi Electronic Commerce Co., Ltd. (“Fujian Seravi”) (b)	November 30, 2020	PRC	RMB 10,000,000	100% by Hangzhou C’est la vie	Online sales
Shunchang Qida Electronic Commerce Co., Ltd. (a)	December 3, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Shunchang Penghong Electronic Commerce Co., Ltd. (a)	December 2, 2020	PRC	RMB 30,000	100% by Fujian Seravi	Online sales
Fujian Daji Media Co., Ltd. (“Daji”) (c)	February 1, 2021	PRC	RMB 10,000,000	51% by Happy Buy	Live streaming service
Happy Buy (Nanping) Automobile Sales Co., Ltd. (d)	December 15, 2020	PRC	RMB 5,000,000	100% by Happy Buy Automobile	Automobile sales
Happy Optimal (Fujian) Network Technology Co., Ltd. (“Happy Optimal”) (c)	December 29, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service
Shunchang Haiwushuo Brand Management Co., Ltd. (“Shunchang Haiwushuo”)	September 2, 2021	PRC	RMB 1,000,000	51% by Happy Buy	Advertising service, online sales
Shunchang Salt Sweet Network Technology Co., Ltd. (a)	July 9, 2021	PRC	RMB 500,000	100% by Shunchang Haiwushuo	Online Sales
Haiwushuo (Hangzhou) Media Technology Co., Ltd. (a)	October 29, 2021	PRC	RMB 1,000,000	100% by Shunchang Haiwushuo	Advertising service, online sales
Shunchang County Partners Supply Chain Management Co., Ltd. (b)	June 11, 2021	PRC	RMB 2,000,000	51% by Hangzhou C’est la vie	Online Sales, Advertising
Shunchang Youxi e-commerce Co., Ltd. (b)	May 18, 2021	PRC	RMB 200,000	100% by Fujian Seravi	Online Sales
Haiwushuo (Fujian) Food Co., Ltd. (a)	March 9, 2022	PRC	RMB 10,000,000	51% by Nanping Happiness	Advertising service, online sales
Happy Unicorn (Hangzhou) Network Technology Co., Ltd. (“Happy Unicorn”) (c)	June 1, 2021	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service, online sales, automobile sales, Internet technology service
Ganzhou Youjia New Energy Automobile Sales Co., Ltd. (a)	May 10, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales
Happy car source (Ningbo) Automobile Service Co., Ltd. (a)	May 14, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales

Wuhan Xingfu Youxuan Automobile Sales Co., Ltd. (a)	May 12, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales
Taochejun (Hangzhou) New Energy Technology Co., Ltd. (“Hangzhou Taochejun”)	July 12, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Technology service, automobile sales
Zhejiang Yiche Chuxing Technology Co., Ltd. (a)	May 26, 2020	PRC	RMB 10,000,000	100% by Hangzhou Taochejun	Technology service, automobile sales
Happy Travel Technology (Fujian) Co., Ltd. (e)	October 27, 2020	PRC	RMB 50,000,000	100% by Fujian Taochejun	Technology service, automobile sales
Sichuan Taochejun New Energy Technology Co., Ltd.	July 13, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales.
Taochejun (Xi’an) Car Rental Co., Ltd. (a)	August 20, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales, online sales, car rental service
Taochejun (Fuzhou) Automotive Technology Co., Ltd. (g)	December 27, 2019	PRC	RMB 30,000,000	60% by Fujian Taochejun	Automobile sales, online sales
Fuzhou Taochejun Culture Media Co., Ltd. (f)	July 12, 2021	PRC	RMB 1,000,000	100% by Fujian Taochejun	Advertising service, information consulting service,
Taochejun (Hainan) New Energy Technology Co., Ltd.	June 15, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales, online sales, car rental service
Hunan Xingfu Vehicle Source Technology Co., Ltd. (a)	May 28, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	NEV charging technology service, advertising service, automobile sales, automobile parts sales
Happy Automobile Service (Nanping) Co., Ltd. (e)	December 4, 2020	PRC	RMB 30,000,000	70% by Fujian Taochejun	Automobile sales, online sales
Hangzhou Happiness Youche Automobile Partnership (Limited partnership) (a)	December 29, 2021	PRC	RMB 3,000,000	60% by Nanping Happiness	automobile parts sales
Taochejun (Fujian) automobiles Co., ltd	April 27, 2021	PRC	RMB 30,000,000	100% by Nanping Happiness	Automobile sales

(a)	During the year ended March 31, 2023, the Company closed 15 subsidiaries to optimize the Company’s structure on online store business.
(b)	Hangzhou C’est la vie and its subsidiaries were focus on the online store operation. In August 2022, the Company disposed Hangzhou C’est la vie and its subsidiaries to a third party.
(c)	Happy Unicorn and its subsidiaries were focus on the online store operation and automobile sales. In August 2022, the Company disposed Happy Unicorn and its subsidiaries to a third party.
(d)	On October 9, 2022, the Company transferred the 100% of the equity interests of Happy Buy (Nanping) Automobile Sales Co., Ltd. to a third party due to the business optimization.
(e)	On October 9, 2023, the Company transferred the 100% of the equity interests of Happy Travel Technology (Fujian) Co., Ltd. and 70% of the equity interests of Happy Automobile Service (Nanping) Co., Ltd to a third party due to the business optimization.
(f)	Fuzhou Taochejun Culture Media Co., Ltd. was disposed to a third party on October 26, 2023 due to the business optimization.
(g)	Taochejun (Fuzhou) Automotive Technology Co., Ltd. was focus on the online automobiles sales. On December 16, 2023, the Company disposed Taochenjun (Fuzhou) to a third party.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$72,187,116 during the financial year ended March 31, 2023 and, as of that date, the Company’s current liabilities exceeded its current assets by US$11,167,107. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Notwithstanding the above, the Company's continues to have a reasonable expectation that adequate resources to continue in operation through disposing the assets with losses and improving the remaining operation with positive cash contributions for at least the next 12 months and that the going concern basis of operation these finance statement remains appropriate based on the following factors:

To sustain its ability to support the Company's operating activities, the Company considered supplementing its sources of funding through the following:

●	Cash and cash equivalents generated from operations:

●	The banking facilities from their bankers for their working capital requirements for the next twelve months will be available as and when required;

●	Funding from the existing financial institutions with existing available credit lines;

●	Obtaining funds through future private placements or public offerings.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of Paranovus Cayman and its subsidiaries (collectively, the “Company”). All inter-company balances and transactions have been eliminated upon consolidation.

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

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operation and other comprehensive (loss)/ income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly represents cash prepaid to the suppliers, the technical providers and the investment receivables from the investors.

Prepaid expenses and other current assets primarily consist of advances to vendors for purchasing goods, advances to the technical provides that have not been received or provided. Prepaid expenses and other current assets are classified as current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

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

As of March 31, 2023, goodwill resulting from business acquisitions have been allocated into three reporting units, including Shennong, Hekangyuan and 2Lab3. The Company evaluates if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment assessment as of March 31. As of March 31, 2023, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value.

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

The estimated useful lives of intangible assets are as follows:

Useful life
Land use right	50 years
Licensed software	5-10 years
Trademark	10 years
Customer relationship	5 years
Proprietary technology	5 years

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2023 and 2022.

Short-term bank borrowings

Short-term bank borrowings represent the amounts due to various banks that are due within one year.

Short-term bank borrowings are presented as current liabilities unless the Company has an unconditional right to defer settlement for at least 12 months after the financial year end date, in which case they are presented as non-current liabilities.

Short-term bank borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using effective interest method.

Short-term bank borrowings costs are recognized in profit or loss using the effective interest method.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, income tax assets and liabilities and income taxes payable and to approximate the fair value of the respective assets and liabilities at March 31, 2023 and 2022 based upon the short-term nature of the assets and liabilities.

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

Automobile

The Company sold automobiles in fiscal year 2022. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company is a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer acknowledgement. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

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

The following table presents an overview of our sales from our product lines for the years ended March 31, 2023, 2022 and 2021:

	For the years ended March 31,
	2023	2022	2021
Healthcare products	$31,770,835	$30,323,831	$45,389,702
Online store	42,201,865	28,014,109	13,473,626
Internet information and advertising	1,197,348	10,538,943	9,245,019
Automobile	22,982,777	20,611,775	3,376,356
Revenue	$98,152,825	$89,488,658	$71,484,703

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

Government Grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants as compensation for the Company’s research and development efforts. For the years ended March 31, 2023, 2022 and 2021, the Company recognized government grants of $10,134, $11,893 and $63,520, respectively, for the government support of the Company’s research and development activities and patent applications. The government grants were recorded as other income.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services, raw materials, and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred as selling and marketing expense. Shipping and handling costs were $46,950, $291,170 and $1,104,120 for the years ended March 31, 2023, 2022 and 2021, respectively.

Advertising Costs

Advertising costs expensed as economic benefits are consumed in accordance with ASC 720-35, “Other Expenses-Advertising Costs”. Advertising costs were $51,805,596, $26,210,291 and $5,720,458 for the years ended March 31, 2023, 2022 and 2021, respectively.

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at March 31, 2023 and 2022.

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

As of March 31, 2023, our PRC subsidiaries had an aggregate retained deficit of approximately RMB 269.46 million (US$39.21million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

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

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of operation and other comprehensive (loss)/ income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

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

	March 31, 2023	March 31, 2022	March 31, 2021
Period-end spot rate	US$1=RMB 6.8717	US$1=RMB 6.3482	US$1=RMB 6.5713
Average rate	US$1=RMB 6.8855	US$1=RMB 6.4083	US$1=RMB 6.7960

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of operation and other comprehensive (loss)/ income.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. In the year ended March 31, 2023, the CODM reviews financial information analyzed by customer, which only presented at the gross profit level with no allocation of operating expenses. Thus, the Company determined that it operates in four operating segments: (1) Healthcare products; (2) Automobiles; (3) Online store; and (4) Internet information and advertising service. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of March 31, 2023 and 2022, cash and cash equivalents of $1,825,187 (RMB 12,542,139) and $19,571,668 (RMB 124,244,865), respectively, is denominated in RMB and is held in PRC.

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

Despite the fact that China has largely brought the pandemic under control, there is still a high degree of uncertainty as to how the pandemic will evolve going forward. A new outbreak in China could cause new disruptions of our production, distribution and sales, and have an adverse impact on our business, financial condition and results of operations for the remainder of the fiscal year ending March 31, 2023. The Company will regularly assess its business conditions and adopt measures to mitigate any new impact of the ongoing pandemic.

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party. There were no related party transactions as of March 31, 2023.

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

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. For public business entities, the amendments in ASU 2020-06 are effective for public entities which meet the definition of a smaller reporting company are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company will adopt ASU 2020-06 effective January 1, 2024. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

The Company adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2021 and the adoption of this standard did not have any material impact on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Accounts receivable, gross	$2,560,894	$27,911,421
Less: allowance for doubtful accounts	854,615	463,514
Accounts receivable	$1,706,279	$27,447,907

Movement of allowance for doubtful accounts

	As of March 31,	As of March 31,
	2023	2022
Beginning balance	$463,514	$-
Provision for doubtful accounts	854,615	463,514
Written-off	(463,514)	-
Ending balance	$854,615	$463,514

The Company recorded net of allowance for doubtful accounts of $854,615 as of March 31, 2023 due to uncollectible balances from three companies over 1 year. The Company gives its customers credit period of 180 days and continually assesses the recoverability of uncollected accounts receivable. As of March 31, 2023, the balance of the Company’s accounts receivable was almost within 180 days. As of March 31, 2022, the balance of the Company’s accounts receivable was almost within 180 days. The Company believes the balances of its accounts receivable are fully recoverable as of March 31, 2023.

NOTE 4 – INVENTORIES

All the inventories are located in China. Inventories consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Raw materials	$282,618	$786,082
Work in process	-	-
Finished goods	52,401	603,479
Total	$335,019	$1,389,561

No lower of cost or net realizable value adjustment was recorded as of March 31, 2023 and 2022, respectively.

No inventory provision or write-downs for the years ended March 31, 2023 and 2022.

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Prepayments to suppliers	$1,252,094	$4,177,537
Loans receivables (a)	254,668	727,765
Deposit	-	691,070
Prepayments to technical provider	618,479	669,481
VAT-in	-	560,155
Prepayment to Weilan (b)	-	448,946
Receivable from disposal of subsidiaries	-	408,106
Investment receivables from the investors	2,000,000	-
Other current assets	263,945	226,173
Total	$4,389,186	$7,909,233

(a)	Loans receivables to third parties mainly represent loan agreements entered with certain third-party companies to support their daily operation or bridge loan of mortgage with maturity from six to nine months and the interest rate from 0.03% to 0.5% per day.
(b)	In the year ended March 31, 2022, the Company signed a cooperation agreement with a third party to invest in Hangzhou Weilan Automobile Co., Ltd. (“Weilan”) and paid $448,946 to the shareholders of Weilan. In June 2022, both parties agreed to terminate the cooperation agreement and the Company collected the full prepayment.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Buildings	$14,111,170	$15,345,997
Machinery	1,585,671	1,918,918
Furniture, fixture and electronic equipment	74,719	179,667
Vehicles	20,636	176,606
Total property plant and equipment, at cost	15,792,196	17,621,188
Less: accumulated depreciation	(7,321,924)	(6,374,373)
Property, plant and equipment, net	$8,470,272	$11,246,815

As of March 31, 2023 and 2022, the Company pledged its building with a carrying value of approximately $1.2 million and $2.1 million, respectively, as the collateral for short-term bank loans (see Note 10).

Depreciation expense was $1,615,173, $1,553,399 and $849,454 for the years ended March 31, 2023, 2022 and 2021, respectively. Depreciation allocated as manufacturing overhead to inventories was $ 278,111, $621,654 and $589,610 for the years ended March 31, 2023, 2022 and 2021, respectively.

The carrying amount of disposed property, plant and equipment recognized for the year ended March 31, 2023 and 2022 were amounted to $267,719 and $505,969, respectively.

NOTE 7 – INTANGIBLE ASSETS, NET

	As of March 31,	As of March 31,
	2023	2022
Land use right, cost	$841,421	$910,808
Customer relationship (Note 15)	8,149,366	8,822,973
Proprietary technology	1,900,000
Trademark	10,187	11,027
Software, cost	1,041,799	1,127,710
Total	11,942,773	10,872,518
Less: accumulated amortization	(2,496,518)	(771,113)
Intangible assets, net	$9,446,255	$10,101,405

As of March 31, 2023 and 2022, the Company pledged its land use right on its land with a carrying value of $83,520 (12,120 square meters) and $93,140 (12,120 square meters), respectively, as the collateral for a short-term bank loan (see Note 10). Additions to intangible assets for the year ended March 31, 2023 amounting to $1,900,000 were acquired from issuing ordinary shares with non-cash transactions.

Amortization expense was $1,763,779, $633,807 and $31,425 for the years ended March 31, 2023, 2022 and 2021, respectively.

Estimated future amortization expense is as follows as of March 31, 2023:

Years ending March 31,	Amortization expense
2024	$2,132,482
2025	2,132,482
2026	2,132,482
2027	2,132,482
2028	916,327
Thereafter	-
$9,446,255

NOTE 8 – GOODWILL

Goodwill consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Shennong	$1,250,470	$6,288,219
Hekangyuan	21,275	3,627,427
2Lab3	5,184,036	-
Daji	-	168,555
Total	$6,455,781	$10,084,201

The changes in the carrying amount of goodwill for the years ended March 31, 2023 and 2022 were as follow:

	As of March 31,	As of March 31,
	2023	2022
Balance as of March 31	$10,084,201	$162,832
Acquisitions (Note 15)	5,184,036	20,237,015
Disposal	(168,555)	-
Impairment	(7,872,696)	(10,309,745)
Exchange gain and loss	(771,205)	(5,901)
Goodwill, net	$6,455,781	$10,084,201

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of the multi-industry, full-link and full-closed-loop of Shennong, and cooperation of developing the health commodities business stably, combining the production and supply, jointly build a perfect supply chain system with Hekangyuan, new development of consulting, marketing, design, and software development services to empower our clients to adapt and thrive in the Web 3.0 era

Due to the continually influence of the COVID-19 pandemic, Shennong and Hekangyuan’s operating result decreased significantly. The Company assessed qualitative factors and performed the quantitative impairment test. As of March 31, 2023 and 2022, the Company recognized impairment amounted to $7,872,696 and $10,309,745, respectively.

NOTE 9 – PREPAID ASSETS

Prepaid assets consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Prepayments for advertising or marketing	$2,138,273	$5,485,325
Prepayment of celebrity endorsement fee	43,657	141,774
Total	$2,181,930	$5,627,099

NOTE 10 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Advances from customers	$5,060,149	$3,310,906
Employee benefits payable	46,485	130,439
Other payables	-	28,423
Total	$5,106,634	$3,469,768

NOTE 11 – SHORT-TERM BANK BORROWINGS

Short-term bank borrowings consisted of the following as of March 31, 2023 and 2022:

	As of March 31,	As of March 31,
	2023	2022
Industrial Bank Co., Ltd	$1,018,672	$1,102,675
Postal Saving Bank of Chin	1,076,880	1,165,685
Rural Credit Cooperative (ShunChang)	145,524	-
Total	$2,241,076	$2,268,360

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

On June 24, 2019, the Company entered into a loan facility framework agreement with Postal Saving Bank of China. The agreement allows the Company to access a total borrowing of approximately $3.4 million (RMB 24.4 million) for short-term loans. The loan facility agreement is valid until June 23, 2025 and subject to renewal. The loan facility agreement is personally guaranteed by Mr. Xuezhu Wang and Happiness Fuzhou. The Company also pledged its building and land use right as collaterals. Pursuant to the loan facility agreement with Postal Saving Bank of China, which is valid from June 24, 2019 to June 23, 2025. On January 12, 2022 and January 13, 2022, the Company entered into a loan agreement of $846,848 (RMB 6.0 million) and $197,597 (RMB 1.4 million) short-term loans bearing fixed interest rate of 4.25%, which was due on January 10, 2023 and February 12, 2023, respectively. In addition, on April 7, 2020 and January 15, 2021, the Company entered into a loan agreement of RMB 1.7 million and RMB 6.0 million with Postal Saving Bank of China as working capital for one year, respectively. The loans bear a fixed interest rate of LPR+20 BP. The Company repaid RMB 1.7 million on April 6, 2021 and April 8, 2021, and repaid RMB 6.0 million on January 12, 2022.

The carrying values of the Company’s pledged assets to secure short-term borrowings by the Company are as follows:

	As of March 31,	As of March 31,
	2023	2022
Buildings, net	$1,176,100	$2,076,215
Land use rights, net	83,520	93,140
Total	$1,259,620	$2,169,355

For the years ended March 31, 2023, 2022 and 2021, interest expense on all short-term bank loans amounted to $72,303, $85,993 and $111,790 respectively.

NOTE 12 – SHARE BASED COMPENSATION

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

Share-based compensation expense of $1,086,231 and $778,423 was immediately recognized in general and administrative expenses for the year ended March 31, 2022 and 2021 with no vesting conditions. No share-based compensation expense was recognized for the year ended Marche 31, 2023.

The fair values of share units are determined based on the fair value of the grant date of the Company’s ordinary shares.

NOTE 13 – SHAREHOLDERS’ EQUITY

Ordinary shares

Paranovus Cayman was incorporated under the laws of the Cayman Islands on February 9, 2018. The Company issued 50,000 ordinary shares with par value of $1 to exchange for the ownership in Fujian Happiness from the former shareholders to Happiness Fuzhou.

A Reorganization of the legal structure was completed in August 2018. The Reorganization involved the incorporation of PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED, a Cayman Islands holding company; Happiness Biology Technology Group Limited, a holding company established in Hong Kong, PRC; Happiness (Fuzhou) E-commerce Co., Ltd, a holding company established in Fujian, PRC; and the transfer of 100% ownership of Fujian Happiness from the former shareholders to Happiness Fuzhou.

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

On April 21, 2022, 150,000 Class A Ordinary Shares owned by Xuezhu Wang were reconverted into Class B Ordinary Shares.

On October 10, 2022, a Share Consolidation of the Company’s ordinary shares at a ratio of one-for-twenty (the “Share Consolidation”) was effected as determined by the Board of Directors. At the time the Share Consolidation is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized share capital of the Company shall be decreased from an authorized share capital of US$50,000 divided into 70,000,000 Class A ordinary shares, par value US$0.0005 each, 20,000,000 Class B ordinary shares, par value US$0.0005 each, and 10,000,000 preferred shares with a par value of US$0.0005 each to an authorized share capital of US$50,000 divided into 3,500,000 Class A ordinary shares, par value US$0.01 each, 1,000,000 Class B ordinary shares, par value US$0.01 each, and 500,000 preferred shares, par value US$0.01 each.

On December 27, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with certain sophisticated purchasers (the “Purchasers”), pursuant to which the Company agreed to sell 3,000,000 Class A ordinary shares, (the “Shares”) par value $0.01 per share (the “Ordinary Shares”), at a per share purchase price of $2.00. The gross proceeds to the Company from this transaction were approximately $6.0 million.

On March 14, 2022, the Company entered into a certain equity transfer agreement with 2Lab3 LLC for the purchase of 100% of the equity interest of 2Lab3 LLC at a consideration of approximately $6 million. The total consideration paid for the Equity Interests is 1,375,000 Class A ordinary shares of the Company. The Company issued an aggregate of 1,375,000 Class A ordinary shares of the Company to certain transaction on March 28, 2023. The total compensation cost was $7,081,250.

Non-controlling Interest

Non-controlling interests represent the interest of non-controlling shareholders in Paranovus Entertainment Technology Limited based on their proportionate interests in the equity of that company adjusted for their proportionate share, which is 30% to 49% of the particular subsidiaries, of income or losses from operations. See Note 1 for details of the Company and its operating subsidiaries ownership.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2019, $56,077 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve reached 50% of its registered capital. In 2020, no statutory surplus was appropriated. In 2021, $5,558,669 was appropriated by Fujian Happiness to the statutory surplus reserve. The reserved amounts as determined pursuant to PRC statutory laws amounted $7,622,765 and $7,622,765 as of March 31, 2023 and 2022.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory surplus reserves of the Company in PRC amounted $20,714,673 and $19,978,449 as of March 31, 2023 and 2022, respectively.

As of March 31, 2023, our PRC subsidiaries had an aggregate retained deficit of approximately RMB269.46 million (US$39.21 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time.

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

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Days	Intrinsic Value
Options Outstanding as of March 31, 2020	-	$-	-	$-
Options Exercisable as of March 31, 2020	-	$-	-
Options granted	300,000	5.12	45	-
Options forfeited	-	-	-	-
Options expired	(300,000)	5.12	45	-

Options Outstanding as of March 31, 2023 and 2022	-	$-	-	$-
Options Exercisable as of March 31, 2023 and 2022	-	$-	-	$-

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

The Company’s outstanding and exercisable warrants as of March 31, 2023 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants granted	-	$-	-	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-
Warrants Outstanding as of March 31, 2022	160,000	$6.60	2.6	$-
Warrants Outstanding as of March 31, 2023	160,000	6.60	1.6	-

NOTE 14 – TAXES

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2023 and 2022, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2023.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended March 31,
	2023	2022	2021
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%	(10.0)%
Effect of other deductible expenses	2.2%	2.7%	7.4%
Total	17.2%	17.7%	22.4%

The provision for income tax consisted of the following:

	For the years ended March 31,
	2023	2022	2021
Current income tax provision	$363,493	$195,678	$959,384
Deferred income tax provision	3,093,587	(3,921,905)	-
Total	$3,457,080	$(3,726,227)	$959,384

The deferred income tax assets and liabilities as below:

	For the years ended March 31,
	2023	2022	2021
Net accumulated loss-carry forward	$20,634,308	$4,402,633	$-
Less: valuation allowance	(20,634,308)	(606,141)	-
Net deferred tax assets	$-	$3,796,492	$-

	For the years ended March 31,
	2023	2022	2021
Beginning balance	$4,402,633	$-	$-
Write-off	-	-	-
Change of valuation allowance	16,231,675	4,402,633	-
Ending balance	$20,634,308	$4,402,633	$-

	For the years ended March 31,
	2023	2022	2021
Intangible assets arising from acquisition	$(1,514,060)	$(2,079,986)	$-
Total deferred tax liabilities	$(1,514,060)	$(2,079,986)	$-

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded deferred tax assets of nil and deferred tax liabilities of $ 1,514,060 as of March 31, 2023. The Company recorded deferred tax assets of $3,796,492 and deferred tax liabilities of $2,079,986 as of March 31, 2022.

(b) Taxes Payable

The Company’s taxes payable as of March 31, 2023 and 2022 consisted of the following:

	As of March 31,	As of March 31,
	2023	2022
Income tax payable	$57,167	$15,078
VAT payable	31,600	2,189
Other tax payables	54,593	19,958
Total	$143,360	$37,225

NOTE 15 – BUSINESS COMBINATION

Acquisition of 2Lab3

On March 28, 2023, the Company acquired 100% equity interest of 2Lab3 with 1,375,000 Class A Ordinary Shares of the Company for investing with non-cash transactions. The Class A Ordinary Shares were registered on March 28, 2023, valued at $5.15 per share. 2Lab3 is a company incorporated in Delaware of United States. It provides consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era. The acquisition has further strengthened the transaction and service scenario of the Web 3.0 era of the Company. The results of 2Lab3 have been included in the consolidated financial statements of the Company since the acquisition date of March 28, 2023.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were proprietary technology with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Equity instrument (1.374 million Class A Ordinary Shares issued)	$7,081,250

Subtotal	$7,081,250

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$555
Intangible asset –proprietary technology	1,900,000
Current liabilities	(3,341)
Total identifiable net assets	$1,897,214
Fair value of non-controlling interests	-
Goodwill*	$5,184,036

*	The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of the Web 3.0 era. 2lab3 believes that the decentralized networks of Web 3.0 offer an alternative to the status quo of the current digital world. 2lab3 also offers omni-channel marketing solutions for its clients to grow their internet presence and helps its clients design, launch, promote, and manage their virtual products, such as non-fungible tokens (NFTs).

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

NOTE 16 – DECONSOLIDATION

During the year, the Company has disposed several subsidiaries supporting the online store business and automobiles sales to optimize the Company’s structure and recognized gain from the deconsolidation amounted to $383,376 for the year ended March 31, 2023, and recognized loss resulting from the deconsolidation amounted to $95,932, for the year ended March 31, 2022, respectively.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2023 and 2022, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2023 and 2022, Company has no pending legal proceedings.

NOTE 18 – SEGMENT REPORTING

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

For the year ended March 31, 2023, the Company has determined that it operates in four operating segments: (1) Healthcare products; (2) Automobile; (3) Online store; and (4) Internet information and advertising service. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.

The following tables present the summary of each reportable segment’s revenue and gross profit, which is considered as a segment operating performance measure, for the fiscal year ended March 31, 2023:

Fiscal year ended March 31, 2023
	Healthcare products	Automobile	Online store	Internet information and advertising service	Consolidated
Revenues	$31,770,835	$22,982,777	$42,201,865	$1,197,348	$98,152,825
Cost	$(28,551,175)	$(22,631,083)	$(40,739,395)	$(1,176,810)	$(93,098,463)
Segment gross profit	$3,219,660	$351,694	$1,462,470	$20,538	$5,054,362
Segment gross profit margin	10.1%	1.5%	3.5%	1.7%	5.1%

NOTE 19 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the years ended March 31, 2023 and 2022, no individual customer accounted for more than 10% of the Company’s total revenues.

For the year ended March 31, 2023, no individual supplier accounted for more than 10% of the Company’s total purchase. For the years ended March 31, 2022 and 2021, the Company purchased a substantial portion of raw materials from the third-party suppliers (25.9% of total raw materials purchase for the year ended March 31, 2022 and 16.8% of total raw materials purchase for the year ended March 31, 2021. As of March 31, 2022, the amounts due to these vendors was $4.3 million.

NOTE 20 – SUBSEQUENT EVENTS

On April 10, the Company’s indirect wholly owned subsidiary (the “Seller”), Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and Fujian Hengda Beverage Co., Ltd, a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of Fujian Happiness and as a result, assume all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness. The closing was approved by a majority of the Company’s shareholders on June 30, 2023.

On April 10, the Company cancelled the 1,000,000 Class A Ordinary shares issued to the two investors.

On May 3, 2023, Sichuan Taochejun New Energy Technology Co., Ltd. was dissolved.

On May 23, 2023, Shunchang Haiwushuo Brand Management Co., Ltd. was transferred to a third party.

The Company evaluated all events and transactions that occurred after March 31, 2023 through the date of the issuance of the consolidated financial statements on July 21, 2023 and noted that there were no other material subsequent events.