Form 20-F/A
period 2023-03-31
Paranovus Entertainment Technology Ltd.
filed 2023-09-27
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

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

This Amendment No. 1 to Form 20-F (“Amendment No. 1”) amends our Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “Form 20-F”), which was originally filed with the U.S. Securities and Exchange Commission on July 27, 2023 (the “Original Filing Date”). This Amendment No. 1 is being (i) to update the Consent of Independent Registered Public Accounting Firm by TPS Thayer LLC, which is the previous certifying accountants of the Company, attached as exhibit 23.1 in Item 19 of the Form 20-F; (ii) to add the Consent of Independent Registered Public Accounting Firm by Briggs & Veselka Co., which is the previous certifying accountants of the Company, attached as exhibit 23.3 in Item 19 of the Form 20-F; (iii) to add the Report of Independent Registered Public Accounting Firm by Briggs & Veselka Co on page F-4 of Item 18 on Form 20-F. There are no other changes to the Form 20-F. Other than the newly added audit report by Briggs & Veselka Co., consolidated financial statements and notes to the consolidated financial statements remain the same as the previously filed Form 20-F.

In accordance with Rule 12b-15 of the Securities Exchange Act of 1934, as amended, this Amendment No. 1 includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, dated as of the filing date of this Amendment No. 1.

Except for the changes expressly described above, this Amendment No. 1 continues to present information as at the Original Filing Date and does not amend, supplement or update any information contained in the Form 20-F to give effect to any subsequent events. The filing of this Amendment No. 1, and the inclusion of newly updated auditor’s consent, should not be understood to mean that any other statements or disclosure contained in the Form 20-F are true and complete as of any date subsequent to the Original Filing Date, except as expressly noted above. Accordingly, this Amendment No. 1 should be read in conjunction with the Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report beginning page F-1.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED March 31, 2023, 2022 and 2021

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

3. The carrying amount of any noncontrolling interest in the former subsidiary (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the subsidiary is deconsolidated.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form Exhibit Filing Date			herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 8, 2019
1.2	Amended and Restated Articles of Association , effective on March 28, 2019	F-1	3.1	March 28, 2019
1.3	First Amended and Restated Memorandum of Association , effective on March 28, 2019	F-1	3.2	March 28, 2019
1.4	Amended and Restated Memorandum and Articles of Association, effective on October 21, 2021	20-F	1.4	August 15, 2022
1.5	Amended and Restated Memorandum and Articles of Association, effective on October 7, 2022	20-F/A	1.5	April 3, 2023
1.6	Amended and Restated Memorandum and Articles of Association, effective on March 10, 2023	20-F/A	1.6	April 3, 2023
2.1	Specimen Certificate for Ordinary Shares	F-1	4.1	March 28, 2019
4.1	Employment Agreement by and between CEO Xuezhu Wang and the Company dated August 28, 2018	F-1	10.3	March 28, 2019
4.2	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated June 25, 2021	6-K	1.1	July 1, 2021
4.3	Share Purchase Agreement, by and among the Company, Fujian Happiness Biotech Co., Limited, and Fujian Shennong Jiagu Development Co., Ltd., dated October 14, 2021	6-K	4.1	October 25, 2021
4.4	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated January 18, 2022	6-K	99.1	January 21, 2022
4.5	Equity Transfer Agreement, by and among the Company, Fujian Happiness Biotech Co., Limited, and Fuzhou Hekangyuan Trading Co., Ltd., dated March 4, 2022	6-K	4.1	March 7, 2022
4.6	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated March 11, 2022	6-K	1.1	March 16, 2022
4.7	Form of Securities Purchase Agreement, by and between the Company and the Purchasers, dated December, 2022	6-K	10.1	January 3, 2023
4.8	Collaboration Agreement, by and between the Company and DMG Tech Investment LLC, dated December 28, 2022	6-K	10.2	January 3, 2023
4.9	Employment Agreement by and between CFO Sophie Ye Tao and the Company dated January 16, 2023	6-K	10.2	January 19, 2023
4.10	The Securities Purchase Agreement by and among the Company, 2lab3, and 2lab3’s Sole Member	6-K	10.1	April 18, 2023
8.1	List of Subsidiaries	20-F	8.1	July 27, 2023
11.1	Code of Business Conduct and Ethics of the Registrant	F-1/A	99.1	May 6, 2019
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
23.1	Consent letter of TPS Thayer, LLC				X
23.2	Consent letter of Enrome LLP				X
23.3	Consent letter of Briggs & Veselka Co.				X
99.1	Consent of Allbright Law Offices	20-F	8.1	July 27, 2023
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

1

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: September 26, 2023	PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

/s/ Xuezhu Wang
Xuezhu Wang
Chief Executive Officer

2