Form 20-F
period 2024-03-31
Paranovus Entertainment Technology Ltd.
filed 2024-08-01
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

250 Park Avenue, 7th Floor

New York, NY 10177

(Address of principal executive offices)

Xiaoyue (Zoe) Zhang, Chief Executive Officer

Telephone: +1 516-951-9074

Email: zoe@pavs.ai

250 Park Avenue, 7th Floor

New York, NY 10177

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2024 were 6,724,675 Class A ordinary shares, par value $0.01 per share and 612,255 Class B ordinary shares, par value $0.01 per share.

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

INTRODUCTORY NOTES

Unless otherwise indicated or the context otherwise requires in this annual report:

●	“2lab3” refer to 2lab3 Inc., a Delaware corporation which is wholly owned by the Company;

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

●	“Class A Ordinary Shares” refer to the Class A ordinary shares of the Company, par value $0.01 each;

●	“Class B Ordinary Shares” refer to the Class B ordinary shares of the Company, par value $0.01 each;

●	“Fujian Happiness” is to Fujian Happiness Biotech Co., Limited, a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Happiness Fuzhou;

●

“Happiness Hong Kong” refers to Happiness Holding Group Limited (formerly known as Happiness Biology Technology Group Limited), a Hong Kong limited liability company organized under the laws of Hong Kong and a wholly-owned subsidiary of Happiness Development;

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

●	“Paranovus Hong Kong” refers to Paranovus Entertainment Technology Limited, a limited liability company established under the laws of Hong Kong and a wholly owned subsidiary of PAVS;

●	“Paranovus PRC” refers to Hainan Paranovus Entertainment Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Paranovus Hong Kong;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“Shunchang Happiness” is to Shunchang Happiness Nutraceutical Co., Ltd, a 100% subsidiary of “Fujian Happiness”;

●	“Taochejun,” refers Taochejun (Fujian) Auto Sales Co., Limited., a 51% subsidiary controlled by Happiness Fuzhou;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our company” and “our” refer to Paranovus Entertainment Technology Ltd. and its consolidated subsidiaries. We conduct operations in China through our PRC subsidiaries.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•	the adverse effects of the COVID-19 outbreak on our business or the market price of our ordinary shares;

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our expectations regarding the market for our concrete products;

•	our expectations regarding demand for and market acceptance of our nutraceutical and dietary supplements products;

•	our plans to establish partnerships and develop new businesses;

•	our plans to invest in our business;

•	our relationships with our partners;

•	our future business development, results of operations and financial condition;

•	market conditions affecting our equity capital;

•	change in macroeconomic conditions;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

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

1

Summary of Risk Factors

Investing in our company involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our company. These risks include but not limited to the following:

Risk factors relating to our business include but not limited to the following:

●

We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events. See a more detailed discussion of this risk factor on page 5 of this annual report.

●	Our failure to compete effectively could adversely affect our market share, revenues and growth prospects. See a more detailed discussion of this risk factor on page 6 of this annual report.

●

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations. See a more detailed discussion of this risk factor on page 7 of this annual report.

●	If we fail to increase our brands’ recognition, we may face difficulty in obtaining new customers. See a more detailed discussion of this risk factor on page 7 of this annual report.

●

If we are unable to provide superior user experience, we may not be able to maintain or grow our user base or keep our users highly engaged. See a more detailed discussion of this risk factor on page 7 of this annual report.

●

Developments in China’s automotive industry will impact our automobile sales business’s net revenues and future growth, including government regulations and policies. See a more detailed discussion of this risk factor on page 9 of this annual report.

●	The AI industry faces its own risks and changing and extensive regulations. See a more detailed discussion of this risk factor on page 9 of this annual report.

Risk factors relating to doing business in China include but not limited to the following:

●

Our business is subject to certain PRC laws and regulations. There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in. See a more detailed discussion of this risk factor on page 16 of this annual report.

2

●

In light of the greater oversight by the Cyberspace Administration of China, or CAC, over data security, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition and results of operations. See a more detailed discussion of this risk factor on page 17 of this annual report.

●

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, we fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. See a more detailed discussion of this risk factor on page 18 of this annual report.

●

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See a more detailed discussion of this risk factor on page 19 of this annual report.

●

As of March 31, 2024, our main operations and assets are located in the PRC. Shareholders may not be accorded the same rights and protection that would be accorded under the US law. In addition, it would be difficult to enforce a U.S. judgment against our PRC subsidiaries and our officers and directors. See a more detailed discussion of this risk factor on page 16 of this annual report.

●

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 20 of this annual report.

●

Our results and financial conditions are highly susceptible to changes in the PRC’s political, economic and social conditions as our revenue is currently wholly derived from our operations in the PRC. See a more detailed discussion of this risk factor on page 21 of this annual report.

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

3

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

Risk factors relating to our Class A Ordinary Shares include but not limited to the following:

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

●

Our Class A Ordinary Shares are very thinly traded, and there can be no assurance that there will be an active market for our Class A Ordinary Shares in the future. See more detailed discussion of this risk factor on page 29 of this annual report.

Risks related to Our Business

We have an evolving business model with still untested growth initiatives.

Currently, we engage in the AI-powered entertainment industry, specializing in the development of AI-driven games and applications to deliver immersive and engaging entertainment experiences. We have executed a strategic transition to streamline our operations and concentrate on our core competencies in providing AI-powered solutions. In connection with our transition, we consummated an acquisition of 100% of 2lab3, through which, we expanded our business into the AI and entertainment industries. Then, we suspended our e-commerce and internet information and advertising businesses in September 2023. In addition, in July 2024, we ceased our automobile sales business.

We have an evolving business model and intend to implement new strategies to grow our business in the future. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our business in the future.

2lab3 is a recently formed entity with little track record and limited historical financial information available.

Because 2lab3 is in the early stages of executing the business strategy, we cannot provide assurance that, or when, our AI entertainment business will be profitable. We will need to make significant investments to develop and operate 2lab3 and expect to incur significant expenses in connection with operating components, including costs for developing technology, talent fees, marketing, and salaries. We expect to incur significant capital, operational and marketing expenses for a few years in connection with our strategy and growth plan. Any failure to achieve or sustain profitability may have a material adverse impact on the value of our Class A Ordinary Shares.

The AI industry faces its own risks and changing and extensive regulations.

We are incorporating AI technology into our product. 2lab3 is planning to launch SimTwin, a platform where users can create an interactive “digital twin” of their beloved ones. SimTim will use generative AI tools to improve its content creation and production efficiency.

As with most emerging technologies, AI comes with its own set of risks and challenges that could affect its adoption and our business. AI algorithms may be flawed, and the data used could be incomplete or biased. Inappropriate or controversial data practices, by us or by others, could limit the acceptance of our AI-enhanced products and content. Certain AI applications could trigger ethical issues. Should our AI-powered product become controversial due to their effects on human rights, privacy, employment, or other social matters, we risk reputational harm or legal repercussions. In addition, uncertainties regarding the development and application of AI technology present a potential risk. There remains the possibility that AI technology may not progress as anticipated or deliver expected benefits, which could limit the acceptance and popularity of our AI-powered product.

The development and adoption of generative AI technologies are still in their early stages, and their commercial viability is uncertain. There is a risk that the demand for connectivity solutions for such technologies may not meet our expectations or that market acceptance may be slower than anticipated. Failure to achieve widespread acceptance and generate significant revenues from generative AI technologies could negatively impact our financial condition and results of operations.

Furthermore, there are uncertainties around the ownership and intellectual property protection of AI generated content (“AIGC”) products. Using AIGC tools could also lead to potential copyright infringement and other legal challenges. If we are unable to secure the needed permissions or licenses for using AI tools—whether because we cannot identify the rights holder or for any other reason—we might infringe on others’ rights which could lead to monetary claims, fines, penalties, or less content for our users.

The regulatory landscape surrounding generative AI technologies is evolving, and there is currently significant uncertainty as to whether governmental authorities, self-regulatory institutions or other regulatory authorities will take additional action to curtail the development or use of generative AI technologies. Moreover, laws, regulations or industry standards that develop in response to generative AI technologies may be burdensome or may prohibit the deployment of generative AI technologies for one or more uses, any of which could result in lower than anticipated demand for our product.

Our efforts and investments in technology development may not always produce the expected results.

We are continually developing and seeking to develop technologies that are closely related to AI that will be used in our services. As of the date of this annual report, our core research and development team consisted of a total of three employees. We cannot assure you that our future efforts to develop related technologies will be successful, in which case our products may lose their competitive edge.

In addition, we cannot assure you that the technologies we develop will be well accepted by customers, in which case our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be unable to continue as a going concern.

Our audited financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. The assessment of our ability to continue as a going concern and to raise sufficient funds to pay for our ongoing operating expenditures and meet our liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances. Our future operations are dependent upon the identification and successful completion of equity or debt financings and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing equity or debt financings or in achieving profitability.

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

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The COVID-19 pandemic had severely impacted China and the rest of the world, and resulted in quarantines, travel restrictions, the temporary closure of offices and facilities and cancelation of public activities, among others. In the year ended March 31, 2022, more than 80% of the company’s suppliers and customers experienced lockdowns in different levels. At least 30% of the Company’s revenue was affected due to the constant spread of COVID-19 which increased costs and expenses. The Company had to close seven experience stores in 2022 due to the travel restrictions and lockdowns.  The Company’s e-commerce sales were also negatively impacted as the logistics and delivery services were impaired.

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. COVID-19 did not have material impact on our results of operation and financial conditions for the years ended March 31, 2024 and 2023.

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

We believe that maintaining and enhancing our brand recognition in a cost-effective manner outside of that market is critical to achieving widespread acceptance of our current and future products and services and is an important element in our effort to increase our customer base. Successful promotion of our brand will depend largely on our ability to maintain a sizeable and active customer base, our marketing efforts and ability to provide reliable and useful products and services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we will incur in building our brand. If we fail to successfully promote and maintain our brands, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, in which case our business, operating results and financial condition, would be materially adversely affected.

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

We rely on information technology systems and infrastructure to connect with clients, people and others, and to store and process business and financial data. Increased cybersecurity threats and attacks, including computer viruses, hacking and ransomware attacks, are constantly evolving and pose a risk to our systems and networks. Security breaches, improper use of our systems and unauthorized access to our data and information by employees and others may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. We also have access to sensitive or personal data or information that is subject to privacy laws and regulations. Our systems and processes may be unable to prevent material security breaches, and such breaches could adversely affect our business, results of operations, financial position and reputation.

Our success depends on our ability to protect our intellectual property. However, we may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We rely on copyright and trade secret laws, confidentiality procedures, controls and contractual commitments to protect our intellectual property. Despite our efforts, these protections may be limited. Unauthorized third parties may try to copy or reverse engineer our products or otherwise use our intellectual property. Our patents may be invalidated or circumvented. Any of our pending or future patent applications may not be issued with the claim scope we seek, if at all. In addition, the laws of some countries do not provide the same level of intellectual property protection as U.S. laws and courts. If we cannot protect our intellectual property against unauthorized copying or use, or other misappropriation, we may not remain competitive.

It is possible that third parties, including our competitors, may develop similar technology to ours that overlap or compete with our technology. If we are unable to adequately protect our intellectual property and other proprietary rights, our competitive position and our business could be harmed. Furthermore, changes to intellectual property laws may jeopardize the enforceability and validity of our existing intellectual property portfolio and harm our ability to obtain protection for future intellectual property rights.

In addition, we cannot assure you that we will be able to maintain consumer value in our copyrights or other intellectual property rights in our technologies, designs, software and innovations. The measures we take to protect our intellectual property rights may not provide us with a competitive advantage and our competitive position and our business could be harmed. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated, our confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends, which could result in competitive harm.

Risks Related to Doing Business in China

Joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the HFCA Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, China’s Ministry of Finance, and the PCAOB signed the SOP Agreements governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the SOP Agreements disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Historically, we operated substantially in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our current and previous auditors, Enrome LLP and TPS Thayer LLC, two independent registered public accounting firms that issues the audit report included elsewhere in this annual report, are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors’ compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore and can be inspected by the PCAOB on a regular basis. TPS Thayer LLC is headquartered in Sugar Land, Texas and has also been inspected by the PCAOB on a regular basis. Neither Enrome LLP or TPS Thayer LLC had been subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by the Nasdaq to delist our securities. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and network information security risk in connection with the overseas listing. As of today, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As of today, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As advised by our PRC counsel, Jingtian & Gongcheng LLP, we are unlikely to be subject to cybersecurity review, because: (i) we have not received any notice from governmental agency to treat us as an operator of critical information infrastructure, and (ii) we have not received any notice from governmental agency to treat us as an online platform operator who possesses personal information of more than one million users. In addition, we currently do not have over one million users’ personal information. If we ever became subject to the cybersecurity review of CAC in the future as the applicable rules, regulations, policies or the interpretation thereof change, during such review, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

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

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, and results of operations, and the value of our Class A Ordinary Shares. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

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

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Jingtian & Gongcheng LLP, that the CSRC approval is not required for the listing and trading our Class A Ordinary Shares on the Nasdaq Capital Market because our WFOE was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules.   There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offering before settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for our offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our Class A Ordinary Shares.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng LLP, we and our subsidiaries, (1) are not subject to permission requirements from the CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (2) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. As of the date of this annual report, as advised by our PRC counsel, Jingtian & Gongcheng LLP, for any future follow-on offerings of our securities, we should submit filing materials to the CSRC within three working days after the completion of such offering. The required filing materials shall include, but not be limited to, (1) filing report and relevant commitment letter and (2) legal opinions by our local counsel.

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

Risks Related to Our Class A Ordinary Shares

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq. If we are not able to comply with the applicable continued listing requirements or standards of the Nasdaq Capital Markets, Nasdaq could delist our Class A Ordinary Shares.

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market. In order to maintain that listing, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding minimum stockholders’ equity, minimum market value, minimum share price, and certain corporate governance requirements.

On July 17, 2024, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq, notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market, as the bid price of the Company’s ordinary shares on the Nasdaq Capital Market was below $1.00 for 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has a period of 180 calendar days, or until January 13, 2025 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time before the Compliance Date, the closing bid price of the Company’s Class A Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide a written confirmation to the Company that it has regained compliance with the Minimum Bid Price Requirement.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Class A Ordinary Shares trade below $0.10 per share for ten consecutive trading days, we could be subject to a Nasdaq delisting notification which could result in the delisting of our Class A Ordinary Shares from Nasdaq unless we appeal or unless Nasdaq provides a compliance period in which to cure such bid price deficiency.

If the Company does not regain compliance with the Minimum Bid Price Requirement by the Compliance Date, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the Minimum Bid Price Requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Nasdaq that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting. At that time, the Company may appeal the Staff’s delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”) pursuant to the procedures set forth in the applicable Nasdaq Listing Rules. However, there can be no assurance that, if the Company receives a delisting notice and appeals the delisting determination by the Staff to the Panel, such appeal would be successful.

Additionally, there can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Requirement, or will otherwise be compliant with other Nasdaq Listing Rules.

If Nasdaq delists the Class A Ordinary Shares from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●

a determination that the Class A Ordinary Shares is a “penny stock” which will require brokers trading in the Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” To the extent the Class A Ordinary Shares are listed on Nasdaq, they are covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities.

Upon delisting from Nasdaq, our Class A Ordinary Shares may be traded, if at all in the over-the-counter inter-dealer quotation system, more commonly known as the OTC. OTC transactions involve risks in addition to those associated with transactions in securities traded on securities exchanges such as Nasdaq. Many OTC stocks trade less frequently and in smaller volumes than exchange-listed Stocks. Accordingly, our stock would be less liquid than it would be otherwise. Also, the values of OTC stocks are often more volatile than exchange-listed stocks. Additionally, institutional investors are often prohibited from investing in OTC stocks, and it might be more challenging to raise capital when needed.

In addition, if our Class A Ordinary Shares are delisted, your ability to transfer or sell your Class A Ordinary Shares may be limited and the value of those securities will be materially adversely affected.

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

We are a Cayman Islands company. It may be difficult or impossible for you to bring an action against us in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2024.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our common shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq.

As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future. Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Class A Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our market capitalization), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Class A Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation— Passive Foreign Investment Company Consequences.”

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to the management report requirement for the fiscal year ended March 31, 2024, and a report of our management for the 2024 fiscal year is included under Item 15 of this annual report concluding that, as of March 31, 2024, our internal controls over financial reporting were not effective. If we cannot remediate the material weakness identified in a timely manner, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

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

Under Cayman Islands law, we may only pay dividends out of our profits or share premium account subject to our ability to pay our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. On July 31, 2020, the Board of the Company declared a special cash dividend of $0.015 per share. The dividend, equal to $375,000 in the aggregate, was fully paid on August 17, 2020.   However, we cannot give any assurance that we will declare dividends of any amounts, at any rate or at all in the future. Future dividends, if any, will be paid at the discretion of our board of directors, subject to requirements under Cayman Islands law and our memorandum and articles of association, as amended and restated from time to time, and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant.

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

Our registered office is at Harnes Fiduciary (Cayman) Limited, with its offices located at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002M Cayman Islands. Our principal executive offices are located at 250 Park Avenue, 7th Floor, New York, NY 10177. Our telephone number at that address is + 1-516-951-9074. Our company website is https://pavs.ai.

Paranovus is the sole shareholder of Paranovus Entertainment Technology Limited, incorporated in Hong Kong on May 6, 2024 (“Paranovus Hong Kong”), which is the sole shareholder of Hainan Paranovus Entertainment Technology Co., Ltd (“Paranovus PRC”). Paranovus PRC was incorporated on June 17, 2024 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Paranovus Hong Kong and a wholly foreign-owned entity under the PRC laws. None of Paranovus, Paranovus Hong Kong and Paranovus PRC engages in any active business other than acting as holding companies currently. We conduct our business mainly through 2lab3 LLC, a limited liability company incorporated in Delaware on August 12, 2022.

Historically, Paranovus was the sole shareholder of Happiness Hong Kong, incorporated in Hong Kong on March 5, 2018, which was the sole shareholder of Happiness Fuzhou. Happiness Fuzhou was incorporated on June 1, 2018 under the laws of the People’s Republic of China, as a wholly-owned subsidiary of Happiness Hong Kong and a wholly foreign-owned entity under the PRC laws. Neither Paranovus, Happiness Hong Kong nor Happiness Fuzhou was currently engaged in any active business other than acting as holding companies. We conducted our business through Fujian Happiness, a wholly-owned subsidiary of Happiness Fuzhou and incorporated on November 19, 2004 under the PRC laws. Fujian Happiness holds all of the equity or ownership of Shunchang Happiness Nutraceutical Co., Ltd (“Shunchang Happiness”). Through Fujian Happiness and Shunchang Happiness, the Company was a biotech company that specializes in research, development, production and selling of nutraceutical and dietary supplements made of Ganoderma spore powder and others mainly in China.

On October 25, 2019, our ordinary shares commenced trading on Nasdaq under the symbol “HAPP”.

On July 17, 2020, Happy Buy (Fujian) Internet Technology Co., Limited, or “Happy Buy”, was incorporated under the laws of People’s Republic of China and was a wholly owned subsidiary of Happiness Fuzhou. Happy Buy was incorporated in order to develop our e-commerce business. Our e-commerce business focused on providing e-commerce solutions and services for small and medium-sized enterprises. Our mission for the e-commerce business was to enable small and medium-sized enterprises to fully leverage the power of e-commerce to grow rapidly.

On April 27, 2021, Taochejun (Fujian) Auto Sales Co., Limited, “Taochejun”, was incorporated under the laws of People’s Republic of China and 51% of it is owned by Happiness Fuzhou. We launched this B2B (Business-to-Business) platform for sales of automobiles. Our automobile sales business was formerly under the brand name of “Happy Auto”, and was rebranded to “Taochejun” in June 2021. Taochejun mainly focused on building a network among car dealers in China to offer better overall sales experience and services to purchasers, and to streamline the automotive industry transaction. China is one of the world’s largest automobile markets, both in terms of demand and supply. Through Taochejun, we utilized our dealer network to distribute the inventories and used cars from large 4S stores, online car hailing platforms and car makers to third and fourth tier cities, which served as a great solution to the over-supply issues in first tier cities.

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

On March 10, 2023, the Company’s shareholders have approved, via a special resolution, to change our name to “Paranovus Entertainment Technology Ltd.” and the trading symbol to “PAVS”, effective on March 14, 2023, to better reflect the Company’s multiple business lines.

On March 14, 2023, the Company entered into a securities purchase agreement with (i) 2lab3, a Delaware limited liability company; and (ii) the sole member of 2lab3. Pursuant to the acquisition SPA, the Company purchased all the membership interests of 2lab3 from the Seller, and, in exchange, the Company issued an aggregate of 1,375,000 Class A ordinary share to 21ab3 and/or its designees. The parties to the acquisition SPA agreed that valuation of 2lab3 was approximately $6 million. The Class A ordinary shares were issued at a per share price of $4.4, which is equal to the volume-weighted average price of the past five-day of the Class A ordinary shares upon signing. On March 28, 2023, the Company closed this acquisition.

On April 10, 2023, Happiness Shunchang, Fujian Happiness and Fujian Hengda Beverage Co., Ltd. (“Fujian Hengda”) entered into a certain share purchase agreement. Pursuant to this disposition SPA, Fujian Hengda agreed to purchase the Fujian Happiness from Happiness Shunchang in exchange for cash consideration of RMB 78 million (approximately $11.3 million). This transaction was closed on August 7, 2023. Upon closing, Fujian Hengda became the sole shareholder of Fujian Happiness and, as a result, assumed all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness.

On September 3, 2023, the Board of Directors of the Company approved suspension of the Company’s e-commerce and internet information and advertising business conducted through the Company’s indirect subsidiary Happy Buy (Fujian) Internet Technology Co., Limited. As of March 31, 2023, the e-commerce and internet information and advertising business incurred loss of approximately $21.42 million comparing to loss of approximate $7.60 million as of March 31, 2022. Due to the lingering adverse impacts of COVID-19 and sluggish macro-economic condition in China, the management does not expect short-term turn-over of these businesses and therefore the Board decided to suspend these loss-incurring businesses. After disposition of its nutraceutical and dietary supplements business in August 2023 and suspension of the e-commerce and internet information and advertising business expected in September 2023, the Company’s only remaining operating business based in China was the automobile sales business.

On November 12, 2023, the Company entered into a software development agreement with Blueline. Pursuant to the development agreement, Blueline shall be responsible for developing and delivering certain interactive game application (“10,000 Lives”, formerly known as “Hollywood Sunshine”), including the underlying software, documentation, and technical data, under the terms and conditions of the Development Agreement, and agreed to assign to the Company all the right, title, and interest in 10,000 Lives, excluding any Background Technology (as defined in the development agreement). Blueline will deliver the initial full-featured version for the PC platform (the “PC Release”) six months after the Start Date as defined in the Development Agreement, followed by the delivery of iOS version (the “iOS Release”) three months after the PC Release. In exchange, the Company agreed to pay a total of $1,500,000 development fee to Blueline for the PC Release, and $400,000 development fee for the iOS Release, in accordance with the schedule set forth in the Development Agreement. The decision to develop the iOS Release is at the discretion of the Company. Furthermore, once 10,000 Lives starts generating revenues, the Company agreed to pay Blueline 9% of the net revenue after deducting all the licensing fees owned to all talent partners.

On November 9, 2023, January 18, 2024, March 12, 2024, respectively, the Company signed three promissory note purchase agreements with a non-U.S. investor (the “Lender”), pursuant to which, the Company issued three 8% promissory notes, each with principal amount of $750,000 to such investor on November 14, 2023, January 18, 2024 and March 12, 2024. The Note will mature in 12-month after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note were used to fund the development of 10,000 Lives and the general corporate activities of the Company.

On November 16, 2023, the Company filed a Form F-3 registration statement, which went effective on December 5, 2023, offering to sell up to $100,000,000 in the aggregate of Class A ordinary shares, par value $0.01 per share, preferred shares, warrants, units and rights to purchase Class A Ordinary Shares or preferred shares, debt securities, rights or any combination of the foregoing, either individually or as units comprised of one or more of the other securities.

On January 19, 2024, the Company held three extraordinary general meetings of shareholders of Class B Ordinary Shares, shareholders of Class A Ordinary Shares, and shareholders of Class B Ordinary Shares and Class A Ordinary Shares, respectively. The purpose of the meetings are to approve the variation of class rights attached to the Class B Ordinary Shares, as set out in the Company’s fourth amended and restated memorandum and articles of association (effective on March 10, 2023) (the “Fourth M&A”), to terminate certain “sunset provisions” attached to the Class B Ordinary Shares, by the removal of (a) the conversion rights set out in Articles 8(6)(b) and 8(6)(c) of the Fourth M&A (such proposal, the “Variation of Rights of Class B Ordinary Shares Proposal”). Shareholders of Class B Ordinary Shares and shareholders of Class A Ordinary Shares approved such proposal separately, as a special resolutions of shareholders of Class B Ordinary Shares, and an ordinary resolution of shareholders of Class A Ordinary Shares. Then, all the shareholders approved, as a special resolution, to adopt the fifth amended and restated memorandum and articles of association to effect the Variation of Rights of Class B Ordinary Shares Proposal. The fifth amended and restated memorandum and articles of association became effective on January 19, 2024.

On May 6, 2024, the Company established a wholly owned subsidiary in Hong Kong, Paranovus Entertainment Technology Limited (“Paranovus Hong Kong”).

On May 20, 2024, the Company signed a promissory note purchase agreement with Ms. Minzhu Xu, who is the chairperson of the Board. Ms. Xu is also the sole shareholder of Happy Group Inc., which owns 602,255 Class B ordinary shares of the Company, par value $0.01 each, representing 63.5% of the total voting power of the Company. Pursuant to the purchase agreement, the Company issued an 8% promissory note with principal amount of $750,000 to Ms. Xu on May 20, 2024, the closing date of this transaction. The note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the note offering were used for the general working capital purposes of the Company.

On June 17, 2024, the Company established a subsidiary in China, Hainan Paranovus Entertainment Technology Limited (“Paranovus PRC”), which is wholly owned by Paranovus Hong Kong. As of the date of this annual report, both Paranovus Hong Kong and Paranovus PRC do not have operating business yet.

On July 5, 2024, the Company has sold 100% equity interests of Happiness Hong Kong to Mr. Yuan Liu, who is not affiliate of the Company or any of its directors or officers, together with Happiness Hong Kong’s direct and indirect subsidiaries of  Happiness (Shunchang) E-commerce Co., Ltd., the operating entity of the Company’s e-commerce and internet information and advertising business, and Taochejun (Fujian) Auto Sales Co., Ltd., the operating entity of the Company’s automobile sales business, in China.

On July 17, 2024, in connection with the Company’s strategic transition to streamline its operations and to concentrate in our core competencies in providing AI-powered solutions, the Company entered into a certain securities purchase agreement with certain non-U.S. investors, pursuant to which the Company agreed to sell up to 60,000,000 Class A Ordinary Shares at a per share purchase price of $0.45. The gross proceeds to the Company are approximately $27,000,000, before deducting any fees or expenses. The Company plans to use the net proceeds for possible strategic acquisition with companies that have an expertise in AI-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and company engaged in the businesses of gas-fired power generation, and for general corporate purpose.

The following chart illustrates our corporate structure as of the date of this annual report, showing the Company’s principal subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company.

*	unless otherwise indicated, the percentage of the voting power is 100% in the chart above.

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us at https://pavs.ai. However, information contained on our website does not constitute a part of this annual report.

B.	Business overview.

Overview of our Company

We are a holding company incorporated in Cayman Islands with no material operations of our own. Currently, our operation is conducted through our wholly owned subsidiary, 2Lab3, in the U.S. Historically, through our operating subsidiaries in the PRC, we engaged in the (i) nutraceutical and dietary supplements business (divested in August 2023), (ii) e-commerce business (suspended in September 2023), (iii) internet information and advertising business (suspended in September 2023) and (iv) automobile sale business (divested in July 2024).

We have executed a strategic transition to streamline our operations and concentrate on our core competencies in providing AI-powered solutions. In connection with our transition, we consummated an acquisition of 100% of 2lab3 in March 2023, through which, we expanded our business into the AI and entertainment industries.

In addition, we are planning to expand our market reach and technological capabilities by acquiring companies that have an expertise in AI-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and companies engaged in the businesses of gas-fired power generation. As of the date of this annual, no acquisition targets have been identified.

In connection with our historical operation in China, we faced various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and/or the value of our securities. We were subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and conducted regulatory actions relating to areas such as approvals, filings or other administrative requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit our and our PRC subsidiaries’ ability to conduct business and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, accept foreign investments or list on a United States or other foreign exchange, or cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the recently promulgated Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and network information security risk in connection with the overseas listing. As of today, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As of today, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As advised by our PRC counsel, Jingtian & Gongcheng LLP, we are unlikely to be subject to cybersecurity review, because: (i) we have not received any notice from governmental agency to treat us as an operator of critical information infrastructure, and (ii) we have not received any notice from governmental agency to treat us as an online platform operator who possesses personal information of more than one million users. In addition, we currently do not have over one million users’ personal information. If we ever became subject to the cybersecurity review of CAC in the future as the applicable rules, regulations, policies or the interpretation thereof change, during such review, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. For additional details, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

Permissions or Approval Required from the PRC Authorities for Our Operations and Listing

Each of our PRC subsidiaries is required to obtain a business license from the State Administration for Market Regulation (the “SAMR”). As of the date of this annual report, our PRC subsidiaries had obtained all the permissions which are required to obtain for their operations. Each of our PRC subsidiaries had obtained a valid business license from the SAMR, and no application for any such license had been denied.

Furthermore, as advised by our PRC legal counsel, Jingtian & Gongcheng LLP, we and our PRC subsidiaries shall fulfill the filing procedure with the CSRC according to the requirements of the Trial Administrative Measures and are not required to obtain other permission or approval for the current listing or trading of Class A ordinary shares in foreign stock exchanges from the PRC authorities including the CSRC or the CAC, or any other PRC governmental authorities. As of the date of this annual report, we or our subsidiaries have not received any inquiry, notice, warning, sanctions or regulatory objection to our listing on Nasdaq from the CSRC or other PRC governmental authorities.  However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

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

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for the fiscal year ended March 31, 2024, 2023, and 2022:

The Company transfers cash to its subsidiaries by way of	FY2024	FY2023	FY2022
cash dividends	$-	$-	$-
providing loans	$-	$-	$-
making capital contributions	$-	$660,000.00	$1,000,000.00
providing operating cash	$-	$500,136.00	$24,593,600.00
Total	$-	$1,160,136.00	$25,593,600.00

The Company’s subsidiaries transfer cash to the Company by way of	FY2024	FY2023	FY2022
repayment of loans	$-	$-	$-
repayment of operating cash	$-	$-	$6,880,000.00
Total	$-	$-	$6,880,000.00

On July 31, 2020, the Board of the Company declared a special cash dividend of $0.015 per share. The dividend, equal to $375,000 in the aggregate, was fully paid on August 17, 2020. Except for the aforementioned, the Company has not made any dividend distribution to its shareholders, and the Company’s subsidiaries did not make any dividend or distribution to the Company. Pursuant to the PRC Enterprise Income Tax Law and Implementation Regulations for the Corporate Income Tax Law (the “CIT Law”), a withholding tax rate of 10% would apply to any dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax and such non-resident enterprise is the beneficial owner of the dividends. The Cayman Islands, where the holding company is incorporated, does not have such a tax treaty with China. The CIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the CIT Law.

In addition, except for the special dividend declared in 2020, we have not made any dividend or distribution to any U.S. investor. As an offshore holding company, we may rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, each of our PRC subsidiaries are required to set aside a portion of their net profits each year to fund a statutory surplus reserve which are no less than 10% of their net profits each year until such reserve reaches 50% of its registered capital. This reserve is not distributable as dividends. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends, loans or advances. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund-raising activities to our subsidiaries in China only through loans or capital contributions, subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to our PRC subsidiaries, we will be required to make filings about details of the loans with the State Administration of Foreign Exchange of the PRC (the “SAFE”) in accordance with relevant PRC laws and regulations. Our PRC subsidiaries that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. Under regulations of the SAFE, Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made. See “Item 4. Information on the Company—B. Business Overview—PRC Laws and Regulations Relating to Our Business” for more details.

Products and Services

AI Entertainment Application

Currently, we engage in the AI-powered entertainment industry, aiming to provide users with AI-driven games and applications to deliver immersive and engaging entertainment experiences.

2Lab3, a Los Angeles-based company and a wholly owned subsidiary of our Company, has transitioned its focused from Web 3.0 to AI-powered applications. 2lab3 is planning to launch SimTwin and aims to transform how people interact socially and preserve memories. The development of SimTwin is outsourced to a third party specialist company. By utilizing AI technology, SimTwin will analyze users’ social interactions and emotional expressions to create digital personas. This allows users to interact with digital versions of people, including deceased loved ones, and capture significant life moments. The SimTwin application is expected to launch in the Apple store and Google store in the third quarter of 2024.

In addition, pursuant to the development agreement dated November 12, 2023, Blueline has been developing and delivering certain interactive game application, 10,000 Lives (formerly known as Hollywood Sunshine), and we are entitled to all the right, title, and interest in 10,000 Lives, excluding any background technology (as defined in the development agreement). The game 10,000 Lives is a mobile game where players pursue various careers and life goals using a board game mechanic. Players earn dice to move on the board, collect money, participate in mini-games, and upgrade relics to achieve goals such as becoming a basketball player, singer, or doctor. The game integrates AI-generated content to create context for current life goals and stories around player interactions, and features celebrity partnerships for a socially connected experience. Originally planned for PC, Blueline has shifted the focus of 10,000 Lives to a mobile-only release. The game is expected to launch in the fourth quarter of 2024.

Automobile Sales

In November 2020, the Company began its automobile sales business. The Company entered into agreements with automobile companies to purchase cars and obtain authorization to distribute the cars in different cities in China including Xiamen, Zhangzhou and Hangzhou. The Company utilized its online platform of “Taochejun” on WeChat, as a WeChat Mini Program (微信小程序), to link comprehensive automobile trade and resource providers, and provided vehicle source solutions for automobile dealers. However, the automobile sales business did not generate any revenue since April 2024 and has been divested in July 2024.

E-Commerce

In 2020, the Company commenced its the e-commerce business on several different platforms. The Company focused on providing e-commerce overall services, internet promotion, agency operations, supply chain resources and logistics services for all types of enterprises. The Company’s main business forms were community group buying and cross-border e-commerce. The Company had a delivery and optimization department, a procurement department, and a live streaming team, and has established a comprehensive business support center and management team. In September 2023, the Company decided to suspend the operation of its e-commerce business as it had incurred losses and the management did not expect short-tern turnover of this business.

Internet Information and Advertising Service

In 2021, the Company began to provide internet information and advertising service to small online stores or small manufacturers in China. In September 2023, the Company decided to suspend the operation of its e-commerce business as it had incurred losses and the management did not expect short-tern turnover of this business.

Nutraceutical and dietary supplements

As of March 31, 2023, we had a diverse portfolio of approximately 15 kinds of nutraceutical and dietary supplements products marketed and sold through over 50 distributors in 15 different provinces in China. We categorized our products into six groups: Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products, vitamins and dietary supplements products, American ginseng products, and others. For the years ended March 31, 2023 and 2022, our sales from Lucidum spore powder products, Cordyceps mycelia products and Ejiao solution products, approximately amounted approximately 5.35% and 16.65% of our gross sales, respectively.

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

We mainly used herbal and animal extracts as raw materials of our Lucidum spore powder products, Cordyceps mycelia products, Ejiao solution products and others. These herbal and animal extracts have been used as both daily nourishment food and traditional Chinese medicine in China for a long time. Approved by CFDA under regulations for nutraceutical and dietary supplements, 26   kinds of our products were nutraceutical and dietary supplements products labeled with “Blue Caps.” All our products were produced in compliance with the regulations of food industry.

 In August 2023, we consummated the transaction of selling 100% equity interests in Fujian Happiness, the operating entity of our nutraceutical and dietary supplements business, to Fujian Hengda Beverage Co., Ltd. (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers for cash consideration of RMB 78 million.

Vendors

We considered our vendors whose sales to us accounted for more than 10% of our overall purchases in any given period to be our major vendors of such period. We had no such vendors of our advertising services during the last three fiscal years.

We purchased other types of raw materials for our dietary supplements products and engage services from a variety of suppliers at the market price. We believed these types of raw materials and services are widely available, and therefore if we were unable to purchase from our primary suppliers, we did not expect to face difficulties in locating another supplier at substantially the same price. We had stable access to all the raw materials and services necessary for our operation. We believed our relationships with our suppliers are strong.

Sales and Marketing

AI Entertainment

As for our AI entertainment business, our marketing plan will leverage a multifaceted digital approach to reach and engage our target audience. We will utilize social media platforms like Facebook, Instagram, Twitter, and TikTok to share engaging content, conduct live demos, and collaborate with influencers. Search Engine Marketing (SEM) through Google Ads and Bing Ads will drive traffic to our website, while content marketing will feature blog posts, videos, and guest articles on AI in entertainment. Email marketing will be employed to deliver newsletters, special offers, and product launch updates tailored to user preferences.

Sales efforts will focus on direct sales via our website and mobile app, supported by attractive launch promotions and discounts. Promotions will include seasonal campaigns, referral programs, and loyalty rewards. We will measure success through key performance indicators such as sales growth, customer acquisition cost, and conversion rates, using tools like Google Analytics, CRM software, and social media analytics to continuously refine our strategies.

Automobile Sales

Our automobile sales platform Taochejun committed to develop more sales channels for car dealers in the future to connect the upstream and downstream channel network of automobile distribution. We developed a WeChat Mini Program for Taochejun, on which we provided car dealers with real and high-quality car sources as well as safe and efficient transaction services.

E-Commerce

Our e-commerce solutions services aimed to offer IT and advertising services to the small to medium sized businesses, assisting them to reach target customers via social media. Happy Buy, through its subsidiaries, uses domestic plus cross-border platforms, establishes internal front desk, middle desk, back-office systems and departments, forming a commercial closed loop, which greatly reduces the marketing costs and improving marketing efficiency. It also links factories, logistics, brands and sales together to provide an overall e-commerce solution for the small and middle-sized businesses.

Nutraceutical and Dietary Supplements Products

As for our nutraceutical and dietary supplements products, we had two sales models, namely traditional distribution model and experience store model.

The main way we sold our dietary supplements products was through regional distributors and large-scale chain drugstores, malls and supermarkets. In selecting our regional distributors, we considered factors including capital strength, network coverage, marketing ability and etc. We were responsible for the training of distributors and their sales consultants. Our regional distributors focused on expanding sales network, distributing and promoting our products. Regional distributors directly sold our products to customers in retail sales terminals through their sales consultants after receiving training on marketing and basic information of our products. These consultants were not licensed medical professionals and not required to be licensed. At the sales terminals, customers could receive information on the efficacy and usage of our products provided by the sales consultants. Sales terminals were one of the main conduits through which we marketed our marketing and sales activities.

Our customers of dietary supplements products also included well-known chain drugstores, malls and supermarkets. Customers who fell under this category tend to have established cross-regional sales networks, strong sales capabilities, well-recognized brands and good reputation among the consumers. We tended to establish direct business partnership with this type of customers. We provided marketing plan, sales support, personnel training and after sales services to them.

The aforementioned two kinds of customers were together referred to as the traditional distribution model. As of March 31, 2023, we had over 50 distributors with more than 10,000 sales terminals in 15 different provinces in China, and established close business relationships with them.

As of March 31, 2023, we had 5 exclusive distributors in Xiamen, Chaozhou, Guilin and other touristic cities in China, with a customer conversion rate of approximately 50%.

Competition

AI Entertainment

As for our AI entertainment business, it operates in the rapidly growing AI-powered entertainment industry, focusing on developing and distributing AI-enhanced games, applications, and immersive virtual/augmented reality experiences. The activities in this market cater to both casual and hardcore gamers with a variety of genres, and they create AI-driven applications for both entertainment and educational purposes, leveraging machine learning to offer personalized and innovative content.

Geographically, we are aiming to have a strong presence in North America and the Asia-Pacific region. Additionally, we are planning to expand into emerging markets in Latin America, the Middle East, and Africa.

E-Commerce and Automobile Sales

Since we started our e-commerce business and automobile sale in 2020, which are both highly competitive and rapidly evolving industries in China, we made great efforts to improve our competitiveness in both industries and attempted new business models to distinguish us from our competitors.

Nutraceuticals and Dietary Supplements Business

As for our nutraceuticals and dietary supplements business, we competed with other top-tier dietary supplement producers in China. Many of our competitors also manufacture and sell products similar to ours. Furthermore, many of these companies entered into the market earlier than us, and thus they are more established than we are and have significantly greater financial, technical, marketing and other resources than we presently possess. Some of our competitors have greater name recognition and a larger customer base. Those competitors may be able to respond more quickly to new opportunities, market changes or changes of customer preferences, and may be able to undertake more extensive promotional activities, offer more attractive terms to distributors, and adopt more aggressive pricing policies.

Intellectual Property

Software Copyright

We will own the copyright of the game 10,000 Lives, formerly known as Hollywood Sunshine, in accordance with the development agreement dated November 12, 2023.

We will also own the copyright of SimTwin application.

Domain Names

Our intellectual property includes our domain names of https://pavs.ai.

Research and Development

As of the date of this annual report, we have three employees in our R&D team.

Current R&D Policy

We prioritize innovation and technological advancement in the AI-powered entertainment industry. Our R&D policy focuses on early-stage AI project analysis and predictive modeling.

Current R&D Team Composition

Our R&D team is composed of three internal employees. We outsource the development of SimTwin to a certain third-party specialist company. We will retain the copyright and full ownership of the SimTwin application.

Historical R&D Efforts

Historically, we relied on our in-house research and development team to upgrade and invent new products for our nutraceutical and dietary supplement business. A detailed development process of our new products is as following:

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

Insurance

As required by laws and regulations in China, we participated in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance programs. The Company was required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We had contributed to the basic and minimum social insurance plan. While we believed we had made adequate provision of such outstanding amounts of contributions to such plans in our financial statements, any failure to make sufficient payments to such plans would be in violation of applicable PRC laws and regulations and, if we were found to be in violation of such laws and regulations, we could be required to make up the contributions for such plans as well as to pay late fees and fines.

Seasonality

There is no seasonality impact to the business of automobile sales or the AI entertainment business.

Employees

We currently have 7 full-time employees, all based in the U.S. We have employment contracts with all of our employees in accordance with relevant U.S. laws. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Management, Culture and Training

We are guided by a philosophy that recognizes customer service and the importance of delivering optimal performance, allowing us to identify and reward teams that meet our high-performance standards.

Competitive Advantage

We believe our principal competitive strengths are as follows:

For our AI entertainment business, we believe our competitive advantages are as follows:

•	SimTwin is aiming to provide a platform for users to create and train their own digital personas.

•

Our digital personas will feature advanced AI-driven long-term memory, ensuring personalized and contextually relevant interactions. The digital personas will retain unique conversational memories with individual users and accurately replicate voice and tone for an authentic communication experience.

•	Our real-time video rendering technology, powered by AI, will enable seamless and live conversations, offering users a highly immersive interaction experience.

For our automobile sale business, we believe our primary competitive advantages were: (i) the internet-based and digitized sales model empowered the resource car dealers and comprehensive auto trade, fully improving the operation efficiency of the industry; (ii) the strong relationship with resourceful car dealers and (iii) the standardized service process, including car hailing services and potentially financing and insurance services.

PRC Laws and Regulations Relating to Our Business

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

Corporate Information

Our principal executive offices are located at 250 Park Avenue, 7th Floor, New York, NY 10177. Our telephone number at that address is +1 516-951-9074. Our company website is https://pavs.ai.

C. Organizational structure

See “Item 4. A. History and Development of the Company.”

D. Property, Plants and Equipment

Information regarding our property, plants and equipment is described under the caption “Item 4. B. Business Overview.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not required.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information—D. Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2024, 20231, and 2022 are derived from our audited consolidated financial statements included elsewhere in this annual report. The audited consolidated financial statements for the fiscal years ended March 31, 2024, 2023, and 2022 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a holding company incorporated in Cayman Islands with no material operations of our own. Currently, our operation is conducted through our wholly owned subsidiary, 2Lab3, in the U.S. Historically, through our operating subsidiaries in the PRC, we engaged in the (i) nutraceutical and dietary supplements business (divested in August 2023), (ii) e-commerce business (suspended in September 2023), (iii) internet information and advertising business (suspended in September 2023) and (iv) automobile sale business (divested in July 2024).

We have executed a strategic transition to streamline our operations and concentrate on our core competencies in providing AI-powered solutions. In connection with our transition, we consummated an acquisition of 100% of 2lab3 in March 2023, through which, we expanded our business into the AI and entertainment industries.

In addition, we are planning to expand our market reach and technological capabilities by acquiring companies that have an expertise in AI-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and companies engaged in the businesses of gas-fired power generation. As of the date of this annual, no acquisition targets have been identified.

Incorporated on February 9, 2018, under the laws of Cayman Islands, Paranovus operated through four business revenue streams: nutraceutical and dietary supplements (healthcare products), e-commerce, internet information and advertising and automobile sales during the year of March 31, 2024. Paranovus conducted its nutraceutical and dietary supplements business in China primarily through its wholly-owned subsidiary, Fujian Happiness. Due to the impacts of COVID-19, our healthcare products business had experienced material adverse effects and we had divested this business through an agreement with an unrelated PRC company for cash consideration of RMB 78 million by our shareholders’ approval on July 31, 2023. This transaction has been closed on August 5, 2023.

Historically, our healthcare products business specialized in research, development, manufacturing, and marketing of nutraceutical and dietary supplements authorized by Nutraceutical Association of Fujian Province. Our products were mainly made of Lucidum spore powder, Cordyceps mycelia, Ejiao, vitamins, minerals, amino acids and others. Headquartered in Fuzhou, the provincial capital of Fujian Province, and Nanping, our products were sold throughout China.

Besides, we conducted our e-commerce, internet information and advertising business primarily through our wholly-owned subsidiary, Happy Buy. The business continually suffered from the effects of the COVID-19. Thus, we transferred these two businesses through an agreement with an unrelated PRC company for cash consideration of RMB 5 million (approximately $0.7 million). The transaction was closed on September 1, 2023

We started our online store business in September 2020. Our online store platform “Happy Buy” focused on providing small and medium-sized enterprises with professional product sales and e-commerce agency operation services.

We began our Internet information advertising services to individuals or small companies who want to get more exposure to expand their market in October 2020. We used our strength in this industry to provide them the more cost-effective information service.

In November 2020, we engaged in selling automobiles. Our auto sales platform “Happy Auto”, was later upgraded to “Taochejun”. Taochejun mainly focused on building a network among car dealers in China. Currently, it operated an online platform of “Taochejun” on WeChat, as a WeChat Mini Program, where we and the car dealers could post information of available automobiles for sale. By utilizing our dealer network, the inventories and used cars from large 4S stores, the cars posted on Taochejun had competitive selling prices and Taochejun wa able to provide services including car hailing in connection with the automobile sales. The automobile sales business did not generate any revenue since April 2024 and has been divested at the beginning of July 2024.

On March 28, 2023, we closed an acquisition of 100% membership interests of 2lab3. 2lab3 is a Los Angeles-based company which has transitioned its business from Web3 to developing AI-powered applications, marking the Company’s first step into the field of AI entertainment.

In summary, we generated a revenue and had net loss of $6,544,819 and $9,927,324, respectively, for the year ended March 31, 2024, representing a decrease of $16,787,404 or 71.95% and decrease of $62,259,792 or 86.25% respectively, compared with the fiscal year ended March 31, 2023, during which we generated a revenue and net loss of $23,332,223 and $72,187,116, respectively. We incurred our net loss from continuing operation of $3,790,173 and net loss from discontinued operations of $6,137,151 for the year ended March 31, 2024. We generated a revenue and net loss of $23,332,223 and $72,187,116, respectively, for the year ended March 31, 2023, representing an increase of $2,573,578 or 12.40% and increase of $18,167,035 or 33.63% respectively, compared with the fiscal year ended March 31, 2022, during which we generated a revenue and net loss of $20,758,645 and $54,020,081, respectively.

Critical Accounting Policies

We believe it is helpful to investors to understand the critical accounting policies underlying our financial statements and the following discussion of our company’s financial condition and results of operations.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include,   but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property, plant and equipment, net and intangible assets, the recoverability of long-lived assets, inventory reserve, allowance for credit losses, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

Accounts Receivable

Accounts receivable, net are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

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

As of March 31, 2024, goodwill resulting from business acquisitions has only one reporting unit, including 2Lab3. The Company evaluates if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment assessment as of March 31. As of March 31, 2024, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value.

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2024 and 2023.

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

Discontinued operations

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

Revenue Recognition

The Company generated its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services.

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

Healthcare products

The Company sold nutraceutical and dietary supplements to third-party distributors and experience stores owned by third parties. Experience stores were located at tourist sites and serve as platforms for sales consultants to provide comprehensive presentations of the origin, tradition and history of the Company’s products. Tourists are guided through an immersive experience showcasing traditional Chinese herb culture and are presented with the Company’s healthcare products. The Company was a principal for the healthcare product sales as i) the Company produced or obtained control of the specified goods before transferring them to the customers; ii) the Company had the right to determine the sales price; iii) the Company bear the risk of inventories and collection of consideration. For all sales, the Company required a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognized revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expected to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to distributors’ or the experience stores’ premises and evidenced by signed acknowledgment. The selling price, which was specified in the signed sales orders, was fixed. The Company had unconditional right to receive full payment of the sales price, upon the delivery of the products to distributors or experience stores and the signing of their acknowledgment. Distributors and experience stores are required to pay under the customary payment terms, which is generally less than six months. According to the sales agreement, the healthcare product sold cannot be returned after the acknowledgment.

Automobile

The Company commenced its sales of automobiles in fiscal year 2022. For all sales, the Company required a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company was a principal for the automobiles sales as i) the Company produced or obtained control of the specified goods before transferring to the customers; ii) the Company had the right to determine the sales price; iii) the Company bear the risk of inventories and collection of consideration. Under ASC 606, the Company recognized revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer’s acknowledgement. The selling price, which was specified in the signed sales orders, was fixed. The Company had unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

Online store

The Company sold various goods through its online store since September 2020. For all sales, the Company requires a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company is a principal for the online store sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bears the risk of inventories and collection of consideration. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers are required to pay to the third-party platform before the goods were send out and the Company will receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

Internet information and advertising service

The Company provides internet information and advertising service online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible for the service provided. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. As per the terms of the signed contract, no sales return is permitted after the service performed. As specified in the signed sales orders, the selling price per click is fixed, and the Company has the unconditional right to receive full payment upon the completion of the service. Customers are required to make advance payments according to the terms of the contract.

All of the Company’s revenues from contracts with customers are for products transferred at some point in time when control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the years ended March 31, 2024, 2023 and 2022:

	For the years ended March 31,
	2024	2023	2022
Automobile	$6,544,819	$23,332,223	$20,758,645
Revenue	$6,544,819	$23,332,223	$20,758,645

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2024 and 2023.

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

As of March 31, 2024, our PRC subsidiaries had an aggregate retained deficit of approximately RMB 44.49 million (US$6.25 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of operation and other comprehensive (loss)/ income and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive income (loss).

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

	March 31, 2024	March 31, 2023	March 31, 2022
Period-end spot rate	US$1=RMB 7.0950	US$1=RMB 6.8717	US$1=RMB 6.3482
Average rate	US$1=RMB 7.1157	US$1=RMB 6.8855	US$1=RMB 6.4083

A. Operating Results

Comparison of Fiscal Years Ended March 31, 2024, 2023, and 2022

The following table presents an overview of our results of operations for the years ended March 31, 2024, 2023 and 2022:

(All amounts, other than percentages, in U.S. dollars)

	For the years ended March 31,
	2024	2023	2022
Revenues	$6,544,819	$23,332,223	$20,758,645
Cost of revenues	(6,535,678)	(22,915,340)	(20,501,385)
Gross profit	9,141	416,883	257,260

Operating expenses:
Selling and marketing	(38,317)	(1,632,828)	(8,862,101)
General and administrative	(2,784,628)	(3,333,148)	(2,560,191)
Goodwill impairment	(1,807,850)	-	-
Total operating expenses	(4,630,795)	(4,965,976)	(11,422,292)

Operating loss	(4,621,654)	(4,549,093)	(11,165,032)

Other income (expenses):
Interest income	345	316	1,539
Interest expense	(39,167)	-	-
Other income, net	870,303	21,728	964,198
Total other expenses, net	831,481	22,044	965,737

Loss from continuing operations before income taxes	(3,790,173)	(4,527,049)	(10,199,295)
Provision for tax expenses	-	(2,996)	(696)
Net loss from continuing operations	$(3,790,173)	$(4,530,045)	$(10,199,991)

Net loss from discontinued operations before tax	(13,780,209)	(64,202,987)	(47,547,013)
Gain on disposal of discontinued operations	7,547,428	-	-
Benefit (provision) for income taxes on discontinued operations	95,630	(3,454,084)	3,726,923
Net loss from discontinued operations	(6,137,151)	(67,657,071)	(43,820,090)

Net loss	(9,927,324)	(72,187,116)	(54,020,081)

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

Revenues

We generated $6,544,819 in revenues for the fiscal year ended March 31, 2024, representing a decrease of $16,787,404 or 71.95%, as compared with $23,332,223 for the fiscal year ended March 31, 2023. The decrease was primarily due to the decrease of the revenues generated from the automobile business.

Our sales of the automobiles had decreased to $6,544,819 for the fiscal year ended March 31, 2024 from $23,332,223 for the fiscal year ended March 31, 2023. The decrease was primarily due that the performance of the automobile sales were getting worse and we have planned to divest this operation business and shift to the new business of AI entertainment. The automobiles sales stopped generating any revenue on April 2024.

Cost of Revenues

Total cost of revenues was $6,535,678 for the fiscal year ended March 31, 2024, representing a decrease of $16,379,662 or 71.48%, compared with $22,915,340 for the fiscal year ended March 31, 2023. The gross margin ratio of us was 0.14% for the fiscal year ended March 31, 2024, representing a decrease of 1.6%, compared with 1.79% for the fiscal year ended March 31, 2023. The decrease of gross margin ratio was mainly due to the lower gross margin of the automobile sales revenue stream.

Selling and Marketing Expenses

We incurred $38,317 in selling and marketing expenses for the fiscal year ended March 31, 2024, representing a decrease of $1,594,511 or 97.65%, compared with $1,632,828 for the fiscal year ended March 31, 2023. The decrease was primarily due to the less expenses in advertising and promotion. Since the Company has disposed nutraceutical and dietary supplements and online stores business and planned to divest the automobiles sales, there was less advertising expense incurred. to promote its business of nutraceutical and dietary supplements, e-commerce and automobiles sales.

General and Administrative Expenses

We incurred $2,784,628 in general and administrative expenses for the fiscal year ended March 31, 2024, representing a decrease of $548,520 or 16.46%, compared with $3,333,148 for the fiscal year ended March 31, 2023. The decrease was primarily attributable to the decreased headcount and service fee result from the business strategy structure optimization.

Goodwill impairment

We incurred $1,807,850 in goodwill impairment for the fiscal year ended March 31, 2024, representing a increase of $1,807,850 or 100.00%, compared with nil for the fiscal year ended March 31, 2023. The increase was primarily due to failure to reach the projected performance. We have assessed and recorded the goodwill impairment of acquired 2lab3 amounted to $1,807,850 as of March 31, 2024.

loss from Operations

As a result of the factors described above, our operating loss was $4,621,654 for the fiscal year ended March 31, 2024, compared with operating loss of $4,549,093 for the fiscal year ended March 31, 2023, increased by $72,561 or 1.60%. The increase was primarily due to the goodwill impairment accrued for 2lab3.

Interest income

Our interest income of $345 for the fiscal year ended March 31, 2024 increased by $29 or 9.18%, compared with interest income of $316 for the fiscal year ended March 31, 2023. The interest income was stable during the two years of ended March 31, 2024.

Interest expense

Our interest expense of $39,167 for the fiscal year ended March 31, 2024 increased by $39,167 or 100.00%, compared with interest expense of nil for the fiscal year ended March 31, 2023. The increase was mainly due to the increase of an unsecured loan payable to the third party, bearing a fixed interest rate of 8%.

Other Income

Our other income of $870,303 for the fiscal year ended March 31, 2024 increased by $848,575 or 3,905.44% compared with other income of $21,728 for the fiscal year ended March 31, 2023. The increase was primarily due to the debt exemption of the disposed operations amounted to approximately $0.83 million for the fiscal year ended March 31, 2024.

Net loss from continuing operations

Our net loss from continuing operations for the fiscal year ended March 31, 2024 was $3,790,173, representing an decrease of $739,872, compared with net loss from continuing operations of $4,530,045 for the fiscal year ended March 31, 2023. The decreasing was due from the cost saving of the continuing operations and debt exemption of the disposed operations for the fiscal year ended March 31, 2024.

Net loss from discontinued operations

Our net loss from discontinued operations for the fiscal year ended March 31, 2024 was $6,137,151, representing an decrease of $61,519,920, compared with net loss from discontinued operations of $67,657,071 for the fiscal year ended March 31, 2023. The decreasing was due to the Company generated $7,547,428 in gain on disposal of discontinued operations for the fiscal year ended March 31, 2024 by sale of the business of the nutraceutical and dietary supplements (healthcare products), e-commerce, internet information and advertising with cash consideration of $11,664,348 received for the fiscal year ended March 31, 2024. It also having positive influence of the business strategy structure optimization of the businesses of the nutraceutical and dietary supplements (healthcare products), e-commerce, internet information and advertising for the fiscal year ended March 31, 2024 and 2023.

Net loss

As a result of the factors described above, our net loss for the fiscal year ended March 31, 2024 was $9,927,324, representing an decrease of $62,259,792, compared with net loss of $72,187,116 for the fiscal year ended March 31, 2023 as a result of the termination of the discontinued operations.

Foreign Currency Translation

Our consolidated financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is RMB. Results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period and equity is translated at historical exchange rates. Translation adjustments resulting from the process of translating the financial statements denominated in RMB into U.S. dollars are included in determining comprehensive income. Our foreign currency translation income for the fiscal year ended March 31, 2024 and 2023 was positive $3,222,698 and negative $4,435,667, respectively. The fluctuation was primarily due to the appreciation or depreciation of RMB against the U.S. dollars for the year ended March 31, 2024 and 2023.

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Revenues

We generated $23,332,223 in revenues for the fiscal year ended March 31, 2023, representing an increase of $2,573,578 or 12.40%, as compared with $20,758,645 for the fiscal year ended March 31, 2022. The increase was primarily due to the increase of the revenues generated from the automobile business.

In November 2020, we started our business of selling automobiles to companies or individual customers. The needs of automobile are still huge in China. We focus on building a network among car dealers in China. In the fiscal year ended March 31, 2023, the revenue of selling automobile increased $2,573,578 or 12.40% to $23,332,223 from $20,758,645 for the fiscal year ended March 31, 2022. The increase was primarily because that we obtained more customers during the year ended March 31, 2023 compared with those during the year ended March 31, 2022.

Cost of Revenues

Total cost of revenues was $22,915,340 for the fiscal year ended March 31, 2023, representing an increase of $2,413,955 or 11.77%, compared with $20,501,385 for the fiscal year ended March 31, 2022. The gross margin ratio of us was 1.79% for the fiscal year ended March 31, 2023, representing a increase of 44.17%, compared with 1.24% for the fiscal year ended March 31, 2022. The increase of gross margin ratio was mainly due to the higher gross margin of the automobile sales stream.

Selling and Marketing Expenses

We incurred $1,632,828 in selling and marketing expenses for the fiscal year ended March 31, 2023, representing an decrease of $7,229,273 or 81.58%, compared with $8,862,101 for the fiscal year ended March 31, 2022. The decrease was primarily due to decreases in lower advertising costs, and network flow fee.

General and Administrative Expenses

We incurred $3,333,148 in general and administrative expenses for the fiscal year ended March 31, 2023, representing an increase of $772,957 or 30.19%, compared with $2,560,191 for the fiscal year ended March 31, 2022. The increase was primarily attributable to the service charges by US office for the fiscal year ended March 31, 2023.

Loss from Operations

As a result of the factors described above, our operating loss was $4,549,093 for the fiscal year ended March 31, 2023, compared with operating loss of $11,165,032 for the fiscal year ended March 31, 2022, decreased by $6,615,939. The decrease was primarily due to the lower advertising fee and network flow fee invested.

Interest income

Our interest income of $316 for the fiscal year ended March 31, 2023 decreased by $1,223 or 79.47%, compared with interest income of $1,539 for the fiscal year ended March 31, 2022. The decrease was primarily due to the decrease of our cash.

Other Income

Our other income of $21,728 for the fiscal year ended March 31, 2023 decreased by $942,470 or 97.75% compared with other income of $964,198 for the fiscal year ended March 31, 2022. The decrease was primarily due to the higher amount of the disposal of equipment and exchange gain for the fiscal year ended March 31, 2022.

Net loss from continuing operations

Our net loss from continuing operations for the fiscal year ended March 31, 2023 was $4,530,045, representing an decrease of $5,669,946, compared with net loss from continuing operations of $10,199,991 for the fiscal year ended March 31, 2022. The decreasing was due from the lower advertising fee and network flow fee invested for the fiscal year ended March 31, 2023.

Net loss from discontinued operations

Our net loss from discontinued operations for the fiscal year ended March 31, 2023 was $67,657,071, representing an increase of $23,836,981, compared with net loss from discontinued operations of $43,820,090 for the fiscal year ended March 31, 2022. The increasing was due from the negative influence the discontinued operations resulted from the COVID-19 for the fiscal year ended March 31, 2023 and 2022.

Net loss

As a result of the factors described above, our net loss for the fiscal year ended March 31, 2023 was $72,187,116, representing a increase of $18,167,035, compared with net loss of $54,020,081 for the fiscal year ended March 31, 2022 as a result of the negative influence the discontinued operations resulted from the COVID-19 for the fiscal year ended March 31, 2023 and 2022.

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

B. Liquidity and Capital Resources

The following table presents an overview of cash flows for the periods indicated:

	For the years ended March 31,
	2024	2023	2022

Net cash used in operating activities	$(11,875,246)	$(2,967,042)	$(10,498,509)
Net cash provided by (used in) investing activities	11,698,379	89,322	(8,479,121)
Net cash provided by financing activities	-	3,145,524	18,830,786
Effect of exchange rate changes on cash and cash equivalents	(928,253)	1,477,741	95,575
Net (decrease) increase in cash and cash equivalents	$(1,105,120)	$1,745,545	$(51,269)

As of March 31, 2024, 2023 and 2022, we had cash and cash equivalents of $944,242, $2,049,362 and $303,817, respectively. We did not have any other short-term investments. As of March 31, 2024, 2023 and 2022, our current assets were approximately $2.85 million, $9.79 million and $56.57 million, respectively, and our current liabilities were approximately $2.56 million, $20.95 million and $17.93 million, respectively.

 Operating Activities

Net cash used in operating activities for the year ended March 31, 2024 was approximately $11.88 million, which was primarily attributable to a net loss approximately $9.93 million, adjusted for non-cash items for approximately $5.36 million, adjustments for changes in working capital approximately $1.16 million and net cash used in operating activities from discontinued operations for approximately $4.57 million. Net cash used in operating activities for the year ended March 31, 2023 was approximately $2.97 million, which was primarily attributable to a net loss approximately $72.19 million, adjusted for non-cash items for approximately $2.89 million, adjustments for changes in working capital approximately $0.47 million and net cash used in operating activities from discontinued operations for approximately $72.59 million. Net cash provided by operating activities for the year ended March 31, 2022 was approximately $10.50 million, which was primarily attributable to a net loss approximately $54.02 million adjusted for non-cash items for approximately $1.12 million, adjustments for changes in working capital approximately $2.10 million and net cash used in operating activities from discontinued operations for approximately $44.50 million.

The increase in the year ended March 31, 2024 was mainly due to the business strategy adjustment in loss-making subsidiaries.

Investing Activities

Net cash provided by investing activities were $11.70 million and $0.09 million for the year ended March 31, 2024 and 2023 respectively, and net cash used in investing activities was $8.48 million for the year ended March 31, 2022. For the year ended March 31, 2024, the result was primarily generated from the cash consideration from the disposal of the discontinued operation of approximately $11.70 million. For the year ended March 31, 2022, the increase was primarily attributable to an increase of acquisition of Hekangyuan and property and equipment invested which was the discontinued subsidiary.

Financing Activities

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of facilities, purchase of fixed assets and intangible assets as a result of our business growth. No capital expenditures was incurred for the years ended March 31, 2024 and 2023. Our capital expenditures amounted to $273,650 for the year ended March 31, 2022.

Related Party Transactions

In addition to the executive officer compensation arrangements discussed in “Executive Compensation,” below we describe transactions since April 1, 2016, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

No balance of due to related parties as of March 31, 2024 and 2023.

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

As of March 31, 2024, our PRC subsidiaries had an aggregate retained deficit of approximately RMB44.49 million (US$6.25 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

On April 29, 2024, Mr. Xuezhu Wang resigned from his position as the chief executive officer (the “CEO”) of the Company and as the chairperson of the Board of Directors (the “Board”) due to personal reasons. On the same day, Ms. Xiaoyue Zhang was appointed to serve as the new CEO of the Company and a director of the Board, and Ms. Minzhu Xu was appointed to serve as the chairperson of the Board (the “Chairperson”).

On April 29, 2024, Ms. Sophie Ye Tao resigned from her position as the chief financial officer (the “CFO”) of the Company, and as a director of the Board of Directors (the “Board”), due to personal reasons. Ms. Ling Guo was appointed to serve as the CFO of the Company.

On May 15, 2024, Mr. John Levy, an independent director, the chairman of the audit committee of the Board, and a member of the nominating and corporate governance committee and compensation committee of the Board, resigned from all his positions in the Company due to personal reasons. On the same day, Mr. George Yijian Xu was appointed to serve as an independent director of the Board, the chairman of the audit committee of the Board, and a member of the nominating and corporate governance committee and compensation committee of the Board.

As of the date of this annual report, our directors and executive officers are as follows:

Name	Age	Position
Xiaoyue Zhang	35	Chief Executive Officer, Director
Ling Guo	44	Chief Financial Officer
Minzhu Xu	42	Chairperson of the Board
David Sean Lu	31	Director
Alex Lightman	63	Director
Yijian Xu	59	Director

Below is a summary of the business experience of each of our executive officers and directors:

Xiaoyue Zhang

Ms. Xiaoyue Zhang has extensive experience in management. She was the founder of Zeo Creation LLC and was in charge of its management and operation from January 2019 to April 2024. From July 2019 to December 2023, she was the assistant to the chairman of PX Global Advisors, LLC, where she was responsible for the project management. From August 2020 to January 2022, Ms. Zhang served as a director at Hudson Capital Inc. (now known as Freight Technologies, Inc.). From March 2022 to December 2023, she was the vice president of NY Swap Holding Ltd., where she focused on office management. Ms. Zhang obtained her bachelor’s degree in business Japanese from Zhengzhou University in 2011, and her master’s degree in marketing from Pace University in 2016.

Ling Guo

Ms. Ling Guo was the chief operating officer and a director of Weilock Group Inc. from February 2021 to April 2024. From June 2017 to February 2021, Ms. Guo was the CEO of Shanghai Welive Business Management Consulting Ltd. (“Welive”). From February 2021 to April 2024, she was the CFO and director of Welive. She is experienced in business consulting and management. Ms. Guo obtained her bachelor’s degree in telecommunication engineering from University of Science and Technology, Beijing, in May 2002 and her MBA degree from Baruch College of The City University of New York in May 2009, where she pursued a double major in financial investment and public accounting.

Minzhu Xu

Ms. Minzhu Xu has extensive experience in advertising, marketing and public relations. She has been a retail investor since November 2022, researching and analyzing market trends and economic indicators to secure investment opportunities to realize financial growth.  From April 2018 to October 2022, Ms. Xu was the private equity partner of Hanfor Capital Management Ltd., where she was responsible for identifying and assessing potential investment opportunities. From November 2011 to March 2018, she was the PR director at Fleishman Hillard PR Agency, where she designed annual public relations and communication plan, developed business overview, and controlled the overall progress of projects. From October 2007 to October 2012, she was the PR director at Ogilby and Mather, where she led proposals for new clients’ brand promotions, integrated and managed resources to analyze project objective. Ms. Xu obtained her bachelor’s degree in history from Nanjing Normal University in 2003. Ms. Xu obtained her master’s degree in communication from Peking University in September 2007.

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

George Yijian Xu

Mr. George Yijian Xu is a certified public accountant licensed in the State of New York. He has been practicing certified public accounting for over 30 years. He has led his accounting firm, George Xu, C.P.A., P.C., to provide financial accounting, audit and tax services to companies in a variety of industries since June 2000. From September 1996 to June 2000, he worked as an accountant and manager at Gobstein, Weigarten & Goldfarb CPA LLP. From September 1992 to August 1996, he worked as an accountant and advisor at  Arthur Andersen LLP. He obtained his master’s degree in accountancy from The State University of New York at Albany in September 1992. He obtained his bachelor’s degree in industrial management from Shanghai University of Engineering Science in 1986 in China.

Board Diversity

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Employment Agreements with Senior Management

On April 29, 2024, we entered into an employment agreement with our CEO, Xiaoyue Zhang, effective on the same day. Pursuant to such agreement, Ms. Zhang shall receive an annual base salary of $150,000 in cash, paid in periodic installments in accordance with the Company’s regular payroll practices, and $150,000 worth of Class A ordinary shares of the Company, par value $0.01 per share  pro-rated over twelve (12)-month period , payable on December 31 each year. Such compensation is subject to annual review and adjustment by the Board.. Ms. Zhang is also eligible for bonus, benefits and reasonable expenses reimbursement.

Under this employment agreement, Ms. Zhang is employed as our CEO for a term of one year, which automatically renews for additional one-year terms unless terminated earlier pursuant to the terms of the employment agreement. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including (1) a lump sum cash payment equal to 1 months of the Ms. Zhang’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of her target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Ms. Zhang.

Employment Agreement with Ling Guo

On April 29, 2024, we entered into an employment agreement with our CFO, Ms. Ling Guo, effective on the same day. Pursuant to such agreement, she shall receive an annual base salary of $27,000 in cash, paid in periodic installments in accordance with the Company’s regular payroll practices, and $27,000 worth of Class A ordinary shares of the Company, par value $0.01 per share pro-rated over twelve (12)-month period, payable on December 31 each year. Such compensation is subject to annual review and adjustment by the Board. Ms. Tao is also eligible for bonus, benefits and reasonable expenses reimbursement.

Under this employment agreement, Ms. Guo is employed as our CFO for a term of one year, which automatically renews for additional one year terms unless terminated earlier pursuant to the terms of this Agreement. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the executive officer’s right to all other benefits will terminate, except as required by any applicable law. We may also terminate an executive officer’s employment without cause upon one-month advance written notice. In such case of termination by us, we are required to provide compensation to the executive officer, including (1) a lump sum cash payment equal to 1 months of the Ms. Guo’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of her target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months fo1lowing the termination, if any; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by Ms. Guo.

B. Compensation

Directors and Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended March 31, 2024:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award ($)	Other Compensation ($)	Total ($)

Xiaoyue Zhang (CEO and Director)	-	-	-	-	-	-
Ling Guo (CFO)	-	-	-	-	-	-
Minzhu Xu (Chairperson)	-	-	-	-	-	-
David Sean Lu (Director)	25,000	-	-	-	-	25,000
Alex Lightman (Director)	12,500	-	-	-	-	12,500
Yijian Xu (Director)
John Levy (Former Director)(1)	50,000	-	-	-	-	50,000
Xuezhu Wang (Former CEO and Chairman)(2)	24,507	1,976	-	-	-	26,483
Sophie Ye Tao (Former CFO and Director) (3)	37,500	-	-	-	-	37,500

(1)	John Levy resigned as a director of the Company on May 15, 2024.
(2)	Xuezhu Wang resigned as the Chief Executive Officer of the Company, the chairman and a director of the board on April 29, 2024.
(3)	Sephie Ye Tao resigned as the Chief Financial Officer and a director on April 29, 2024.

Grants of Plan Based Awards

From April 1, 2021 through the date of this annual report, we have issued a total of 1,478,103 Class A Ordinary Shares to employees, directors and consultants.

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

Audit Committee

David Sean Lu, Alex Lightman and George Yijian Xu are members of our Audit Committee, where George Yijian Xu, serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

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

65

●

provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that George Yijian Xu, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

We have established the Compensation Committee in October 2019. David Sean Lu, Alex Lightman, and George Yijian Xu are members of our Compensation Committee and David Sean Lu is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee prior to consummation of this offering. In accordance with the Compensation Committee’s Charter, the Compensation Committee is responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

David Sean Lu, Geroge Yijian Xu and Alex Lightman are the members of our Nominating and Governance Committee where Alex Lightman serves as the chairman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of this offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee is responsible to identify and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

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

Director Independence

In conformity with Nasdaq’s Corporate Governance Rules, the Company, as a foreign private issuer, has opted not to comply with Nasdaq’s independence requirements. Accordingly, our Board of Directors has determined that three of our directors, David Sean Lu, Alex Lightman and George Yijian Xu qualify as independent directors pursuant to the rules of the Nasdaq Marketplace.

D. Employees

As of March 31, 2024, we had a total of 11 full-time employees, 8 of whom were located in the PRC and 3 of whom were located in United States. Since we have divested our automobile sales business in China in July 2024, as of the date of this annual report, we have a total of 7 full-time employees, all located in the U.S.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good, and this is expected to continue.

The functional distribution of our full-time employees as of March 31, 2024 is as follows:

Function	Number
Management	2
Sales and marketing	4
Finance and administration	5
Total	11

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

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

	Shares Beneficially Owned (1)(2)
	Class A ordinary shares		Class B ordinary shares		% of Total
	Number	%	Number	%	Voting Power
Directors and Executive Officers(3):
Xiaoyue Zhang, Chief Executive Officer and Director	—	*
Ling Guo, Chief Financial Officer	-	*	—	—	—
Minzhu Xu, Chairwoman(4)	400,000	5.93%	602,255	98.37%	63.50%
David Sean Lu, Director	-	*	—	—	—
Alex Lightman, Director	-	*	—	—	—
George Yijian Xu, Director			—	—	—
All Directors and Executive Officers	400,000	5.93%	602,255	98.37%	63.50%
5% Shareholders:
Happy Group Inc. (4)	—	—	602,255	98.37%	63.50%
Guangrong Ao(5)	600,000	8.92%	-	-	3.16%
Xiling Chen(6)	375,000	5.58%	-	-	1.98%

*	less than 1%
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Each Class A ordinary share has one (1) vote per share. Each Class B ordinary share has twenty (20) votes per share.
(3)	The business address for each of our directors and officers is c/o Paranovus Entertainment Technology Ltd., 250 Park Avenue,7th Floor, New York, NY 10177.
(4)	Ms. Minzhu Xu holds 400,000 Class A Ordinary Shares directly, and 602,255 Class B Ordinary Shares via Happy Group Inc., which is wholly owned by Ms. Xu.
(5)	The business address of Guangrong Ao is #41 Caijiajie, Guiyang, Guizhou Province, China.
(6)	The business address of Xiling Chen is #41 Caijiajie, Guiyang, Guizhou Province, China.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

                Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Directors and Executive Compensation,” below we describe transactions since April 1, 2023, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

There was no related party transaction during the year ended March 31, 2024. As of March 31, 2024, there were no outstanding balances owed to related parties.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares, par value $0.01 per share, are currently trading under the ticker symbol “PAVS” on the NASDAQ Capital Market.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are currently trading under the ticker symbol “PAVS” on the NASDAQ Capital Market

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report our Amended and Restated Memorandum and Articles of Association, Exhibit 1.6 attached hereto, the description of our Class A Ordinary Shares (filed as Exhibit 2.2 hereof), and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-254909), as amended, initially filed with the SEC on March 8, 2019.

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

Share Purchase Agreement with Fujian Hengda Beverage Co., Ltd

On April 10, 2023, the Company’s indirect wholly owned subsidiary (the “Seller”), Fujian Happiness and Fujian Hengda Beverage Co., Ltd, a PRC company which is not affiliate of the Company or any of its directors or officers (the “SPA Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the SPA Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “SPA Purchase Price”). Upon the closing of the transaction on August 7, 2023 , the SPA Purchaser became the sole shareholder of Fujian Happiness and, as a result, assumed all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness. The Disposition SPA is filed as Exhibit 10.1 to the Current Report on Form 6-K on April 18, 2023, and such document is incorporated herein by reference.

Software Development Agreement with Blueline Studios Inc.

On November 12, 2023, the Company entered into a software development agreement (“Development Agreement”) with Blueline Studios Inc. (“Blueline”), a company incorporated in Vancouver, Canada. Pursuant to the Development Agreement, Blueline shall be responsible for developing and delivering certain interactive game application (“Hollywood Sunshine”), including the underlying software, documentation, and technical data, under the terms and conditions of the Development Agreement, and agreed to assign to the Company all the right, title, and interest in Hollywood Sunshine, excluding any Background Technology (as defined in the Development Agreement). Blueline will deliver the initial full-featured version for the PC platform (the “PC Release”) six months after the Start Date as defined in the Development Agreement, followed by the delivery of iOS version (the “iOS Release”) three months after the PC Release. In exchange, the Company agreed to pay a total of $1,500,000 development fee to Blueline for the PC Release, and $400,000 development fee for the iOS Release, in accordance with the schedule set forth in the Development Agreement. The decision to develop the iOS Release is at the discretion of the Company. Furthermore, once Hollywood Sunshine starts generating revenues, the Company agreed to pay Blueline 9% of the net revenue after deducting all the licensing fees owned to all talent partners.

On November 9, 2023, the Company signed a promissory note purchase agreement (the “Purchase Agreement”) with a non-U.S. investor (the “Investor”), pursuant to which, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to such Investor on November 14, 2023, the closing date of this transaction. The Note will mature in 12-month after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note will be used to fund the Hollywood Sunshine and the general corporate activities of the Company.

Note Purchase Agreements with a Non-U.S. Investor

On March 12, 2024, the Company signed a promissory note purchase agreement (the “Purchase Agreement”) with a non-U.S. investor (the “Investor”), pursuant to which, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to such Investor on March 12, 2024, the closing date of this transaction. The Note will mature in 12-month after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note will be used to fund development of a software as contemplated in the Development Agreement by and between the Company and Blueline and the general corporate activities of the Company.

As previously disclosed, on November 14, 2023 and January 18, 2024, respectively, the Company has also issued to the same Investor an 8% promissory note, in the same form as the Note (collectively, the “Previous Notes”), each with a principal amount of $750,000. The proceeds from the Previous Notes were used to fund the software development in accordance with the Development Agreement and the general corporate activities of the Company.

The copies of the Purchase Agreement and the Note are attached as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed on March 14, 2024, and such documents are incorporated herein by reference.

Note Purchase Agreement with Minzhu Xu

On May 20, 2024, the Company signed a promissory note purchase agreement (the “Purchase Agreement”) with Ms. Minzhu Xu, who is the chairperson of the Company’s Board. Ms. Xu is also the sole shareholder of Happy Group Inc., which owns 602,255 Class B ordinary shares of the Company, par value  $0.01 each,  representing  63.5%  of  the  total  voting  power  of  the Company. Pursuant to the Purchase Agreement, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to Ms. Xu on May 20, 2024, the closing date of this transaction (the “Note Offering”). The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note Offering will be used to for the general working capital purposes of the Company.

This Note Offering was unanimously approved by the audit committee of the Board of the Company consisting only of independent directors.

The copies of the Purchase Agreement and the Note are attached as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed on May 20, 2024, and such documents are incorporated herein by reference.

Securities Purchase Agreement with Non-U.S. Persons

On July 17, 2024, in connection with the Company’s strategic transition to streamline its operations and to concentrate in our core competencies in providing AI-powered solutions, the Company entered into a certain securities purchase agreement with certain non-U.S. investors, pursuant to which the Company agreed to sell up to 60,000,000 Class A Ordinary Shares at a per share purchase price of $0.45. The gross proceeds to the Company are approximately $27,000,000, before deducting any fees or expenses. The Company plans to use the net proceeds for possible strategic acquisition with companies that have an expertise in AI-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and company engaged in the businesses of gas-fired power generation, and for general corporate purpose.

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

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

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

Taxation of Dispositions of Class A Ordinary Shares

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended March 31, 2024, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending March 31, 2025 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

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

77

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: 100 F Street NE, Washington, D.C. 20549. You may also visit us at https://pavs.ai. However, information contained on our website does not constitute a part of this annual report.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation of the RMB against the U.S. dollar of 3.34% increased our comprehensive loss to $3.22 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of March 31, 2024. As of March 31, 2024. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2024, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of March 31, 2024 due to the following material weaknesses:

●

We had insufficient financial reporting and accounting with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfil U.S. GAAP and SEC financial reporting requirements;

●	We lack personnel with technical knowledge of business combinations, fair value measurement, intangibles valuation and goodwill impairment analysis;

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

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. George Yijian Xu is an independent director as defined by the rules of the NASDAQ Stock Market as well as qualifies as an audit committee financial expert as defined by the rules of the NASDAQ Stock Market, Inc. and Rule 10A-3 under the Exchange Act.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at https://pavs.ai.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, we did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	Year Ended March 31, 2024	Year Ended March 31, 2023	Year Ended March 31, 2022

Audit fees(1)	$200,000	$200,000	$200,000
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$200,000	$200,000	$200,000

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTION

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us. A copy of the insider trading policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We believe that cybersecurity is important to our operations and we recognize the importance of timely and appropriately assessing, preventing, identifying and managing risks associated with cybersecurity threats. Such risks include, among other things, potential operational risks, financial risks, intellectual property theft, fraud, extortion, harm to employees and clients, violation of privacy and other litigation and legal risks, and reputational risks.

We do not have a dedicated board committee solely focused on cybersecurity, and our senior management team, including Ms. Xiaoyue Zhang, CEO, and Ms. Ling Guo, CFO, has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any material findings and recommendations, as appropriate, to our board of directors for consideration.

In the year ended March 31, 2024, we have not encountered any cybersecurity incidents which have affected or are reasonably likely to affect us, and we have not implemented any specific policies with respect to monitoring and managing cybersecurity threats. However, we intend to adopt cybersecurity processes, technologies and controls to aid in our efforts to assess, prevent, identify and manage such risks. We cannot assure that we will not encounter any material cybersecurity incidents in the future or that our business operations, financial position or results of operations will not be materially and adversely affected as a result. Since we do not currently implement a comprehensive cybersecurity risk management program, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

Although risks from cybersecurity threats have not to date materially affected, and we do not believe they are reasonably likely to materially affect, us, our business strategy, results of operations or financial condition, we may, from time to time, experience threats to and security incidents related to our data and systems. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We rely extensively on information technology systems, and cybersecurity incidents could adversely affect us..”

Governance

Our Board of Directors oversees the Company’s cybersecurity risks management and receives and reviews management reports on material cybersecurity risks and issues on an as-needed basis. In particular, our Board reviews and approves the cybersecurity-related disclosure in the periodic reports (including our annual reports on Form 20-F) of the Company.

Our R&D team has the primary responsibility for day-to-day assessment and management of cybersecurity risks. When cybersecurity incidents occur, our R&D team will collect the relevant information, prepare solutions to address the issues, and report the incidents to our management, which supervises our R&D team.

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

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Paranovus Entertainment Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Paranovus Entertainment Technology Ltd. and its subsidiaries (the “Company”) as of March 31, 2024 and 2023, and the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended March 31, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years ended March 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$9,927,324 during the financial year ended March 31, 2024 and recorded a cash outflow from operating activities of US$11,875,246 for the year ended March 31, 2024, as of that date, the Company’s accumulated deficit was amounted to US$61,957,019. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

July 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Paranovus Entertainment Technology Ltd.

(formerly known as Happiness Development Group Limited)

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

/s/ TPS Thayer, LLC

We have served as the Company’s auditor since 2022

Sugar Land, TX

August 15, 2022, except for the effects of the discontinued operation described in Note 13, as to which the date is July 31, 2024

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2024 AND 2023

(IN U.S. DOLLARS)

	As of March 31,	As of March 31,
	2024	2023
ASSETS
Current assets
Cash and cash equivalents	$944,242	$2,049,362
Accounts receivable	11,360	-
Prepaid expenses and other current assets	1,896,109	3,307,502
Current assets from discontinued operations - disposal	-	4,429,107
Total current assets	2,851,711	9,785,971

Property, plant and equipment, net	12,596	13,470
Intangible assets, net	1,488,333	1,868,333
Goodwill	3,376,186	5,184,036
Prepaid assets	-	252
Non-current assets from discontinued operations - disposal	-	19,488,147
Total non-current assets	4,877,115	26,554,238

TOTAL ASSETS	$7,728,826	$36,340,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Other payables and accrued liabilities	$2,560,381	$723,310
Taxes payable	-	8,987
Current liabilities from discontinued operations - disposal	-	20,220,781
Total current liabilities	2,560,381	20,953,078
Non-current liabilities from discontinued operations - disposal	-	1,514,060
Total non-current liability	-	1,514,060

TOTAL LIABILITIES	2,560,381	22,467,138

COMMITMENTS AND CONTINGENCIES (NOTE 14)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value,350,000,000 shares authorized, 6,724,675 shares issued and outstanding; $0.01 par value,350,000,000 shares authorized, 7,724,675 shares issued and outstanding	67,177	77,177
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding; $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding	6,123	6,123
Preferred shares, $0.01 par value,500,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	64,918,726	66,908,726
Statutory reserve	-	7,622,765
Accumulated deficit	(61,957,019)	(59,453,593)
Accumulated other comprehensive income (loss)	2,545,619	(402,119)
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	5,580,626	14,759,079
Non-controlling interests	(412,181)	(886,008)
Total shareholders’ equity	5,168,445	13,873,071
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$7,728,826	$36,340,209

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS)

	For the years ended March 31,
	2024	2023	2022
Revenues	$6,544,819	$23,332,223	$20,758,645
Cost of revenues	(6,535,678)	(22,915,340)	(20,501,385)
Gross profit	9,141	416,883	257,260

Operating expenses:
Selling and marketing	(38,317)	(1,632,828)	(8,862,101)
General and administrative	(2,784,628)	(3,333,148)	(2,560,191)
Goodwill impairment	(1,807,850)	-	-
Total operating expenses	(4,630,795)	(4,965,976)	(11,422,292)

Operating loss	(4,621,654)	(4,549,093)	(11,165,032)

Other income (expenses):
Interest income	345	316	1,539
Interest expense	(39,167)	-	-
Other income, net	870,303	21,728	964,198
Total other income, net	831,481	22,044	965,737

Loss from continuing operations before income taxes	(3,790,173)	(4,527,049)	(10,199,295)

Provision for tax expenses	-	(2,996)	(696)

Net loss from continuing operations	$(3,790,173)	$(4,530,045)	$(10,199,991)

Net loss from discontinued operations before tax	(13,780,209)	(64,202,987)	(47,547,013)
Gain on disposal of discontinued operations	7,547,428	-	-
Benefit (provision) for income taxes on discontinued operations	95,630	(3,454,084)	3,726,923
Net loss from discontinued operations	(6,137,151)	(67,657,071)	(43,820,090)

Net loss	(9,927,324)	(72,187,116)	(54,020,081)
Less: Net income (loss) attributable to noncontrolling interest	198,867	(448,242)	(4,829,471)
Net loss attributable to Paranovus Entertainment Technology Limited	(10,126,191)	(71,738,874)	(49,190,610)

Other comprehensive income (loss):
Foreign currency translation adjustments	3,222,698	(4,435,667)	2,523,258
Comprehensive loss	$(6,704,626)	$(76,622,783)	$(51,496,823)
Less: comprehensive income (loss) attributable to non-controlling interests:	274,960	272,988	(2,696,899)
Comprehensive loss attributable to the Company	$(6,979,586)	$(76,895,771)	$(48,799,924)

Basic and diluted earnings (loss) per ordinary share
Continuing operations basic and diluted	$0.75	$(0.72)	$(0.13)
Basic and diluted loss per ordinary share
Discontinued operations basic and diluted	$(2.89)	$(11.92)	$(1.08)
Weighted average number of ordinary shares outstanding
Basic and diluted	4,732,726	5,678,081	40,485,912

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained Earnings (accumulated Deficit)	Accumulated other comprehensive income (loss)	Total Paranovus Entertainment Technology Ltd shareholders’ equity	Non-controlling interests	Total equity

Balance as of March 31, 2021	30,481,580	$15,241	-	-	$26,545,384	$7,622,765	$61,475,891	$(913,621)	$94,745,660	$2,891,396	$97,637,056
Ordinary shares issued for cash	32,940,000	16,470	-	-	18,861,130	-	-	-	18,877,600	-	18,877,600
Ordinary shares issued for services	1,478,103	739	-	-	1,085,492	-	-	-	1,086,231	-	1,086,231
Business acquisition(Note 12)	14,200,000	7,100	-	-	7,379,220	-	-	-	7,386,320	3,924,220	11,310,540
Conversion of Class A Ordinary shares into Class B Ordinary shares	(12,095,100)	(6,048)	12,095,100	6,048	-	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	-	(49,190,610)	-	(49,190,610)	(4,829,471)	(54,020,081)
Foreign currency translation adjustments	-	-	-	-	-	-	-	5,220,157	5,220,157	(2,696,899)	2,523,258
Balance as of March 31, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$12,285,281	$4,306,536	$78,125,358	$(710,754)	$77,414,604
Ordinary shares issued for cash	3,000,000	30,000	-	-	5,970,000	-	-	-	6,000,000	-	6,000,000
Share consolidation	(63,504,908)		(11,632,845)	-	-	-	-	-	-	-	-
Business acquisition (Note 12)	1,375,000	13,750	-	-	7,067,500	-	-	-	7,081,250	-	7,081,250
Convention of Class A Ordinary shares into Class B Ordinary shares	(150,000)	(75)	150,000	75	-	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	-	(71,738,874)	-	(71,738,874)	(448,242)	(72,187,116)
Foreign currency translation adjustments	-	-	-	-	-	-		(4,708,655)	(4,708,655)	272,988	(4,435,667)
Balance as of March 31, 2023	7,724,675	$77,177	612,255	$6,123	$66,908,726	$7,622,765	$(59,453,593)	$(402,119)	$14,759,079	$(886,008)	$13,873,071
Share cancellation	(1,000,000)	(10,000)	-	-	(1,990,000)	-	-	-	(2,000,000)	-	(2,000,000)
Net income	-	-	-	-	-	-	3,558,388	-	3,558,388	198,867	3,757,255
Discontinued operations - disposal	-	-	-	-	-	(7,622,765)	(6,061,814)	-	(13,684,579)	-	(13,684,579)
Foreign currency translation adjustments	-	-	-	-	-	-	-	2,947,738	2,947,738	274,960	3,222,698
Balance as of March 31, 2024	6,724,675	$67,177	612,255	$6,123	$64,918,726	$-	$(61,957,019)	$2,545,619	$5,580,626	$(412,181)	$5,168,445

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2024	2023	2022
Cash Flows from Operating Activities:
Net loss	$(9,927,324)	$(72,187,116)	$(54,020,081)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	381,126	58,751	34,610
Goodwill impairment	1,807,850	-	-
Loss on disposal of equipment	-	87,122	-
Share-based compensation	-	-	1,086,231
Gain on disposal of discontinued operations	(7,547,428)	(3,039,676)	-
Changes in operating assets and liabilities:
Accounts receivable	(11,360)	13,516	(13,516)
Inventories	-	344,479	(344,479)
Prepaid expenses and other current assets	(588,607)	1,034,655	(4,342,157)
Prepaid assets	-	310,859	(311,111)
Other payables and accrued liabilities	(557,791)	(2,180,921)	2,904,231
Taxes payable	-	4,712	4,275
Net cash used in operating activities from continuing operations	(16,443,534)	(75,553,620)	(55,001,997)
Net cash provided by operating activities from discontinued operations	4,568,288	72,586,577	44,503,488
Net cash used in operating activities	(11,875,246)	(2,967,042)	(10,498,509)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	-	-	(273,650)
Proceeds from disposal of discontinued operations	11,698,379	-	-
Net cash provided by (used in) investing activities from continuing operations	11,698,379	-	(273,650)
Net cash provided by (used in) investing activities from discontinued operations	-	89,322	(8,205,471)
Net cash provided by (used in) investing activities	11,698,379	89,322	(8,479,121)

Cash Flows from Financing Activities:
Ordinary shares issued for cash	-	3,000,000	18,877,600
Net cash provided by financing activities from continuing operations	-	3,000,000	18,877,600
Net cash provided by (used in) financing activities from discontinued operations	-	145,524	(46,814)
Net cash provided by financing activities	-	3,145,524	18,830,786

Effect of exchange rate changes on cash and cash equivalents	(928,253)	1,477,741	95,575

Net (decrease) increase in cash and cash equivalents	(1,105,120)	1,745,545	(51,269)

Cash and cash equivalents of continuing operations - beginning of year	2,049,362	303,817	355,086
Cash and cash equivalents of discontinued operations - beginning of year	1,306,125	19,429,814	36,203,666
Cash and cash equivalents - beginning of year	3,355,487	19,733,631	36,558,752
Cash and cash equivalents - end of year	944,242	3,355,487	19,733,631
Less cash and cash equivalents of discontinued operations - end of year	-	1,306,125	19,429,814
Cash and cash equivalents of continuing operations - end of year	$944,242	$2,049,362	$303,817

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$90,742	$-	$-
Cash paid for interest expense	$29,298	$-	$-
Supplemental schedule of non-cash investing and financing activities
Ordinary shares issued for cash	$-	$3,000,000	$-

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Paranovus Entertainment Technology Limited (“Paranovus Cayman”) is a holding company. It was incorporated on February 13, 2018 under the laws of the Cayman Islands and previously named Happiness Biotech Group Limited. On November 5, 2021, the Company changed its name to Happiness Development Group Limited under the special resolution dated October 21, 2021. On March 13, 2023 the Company changed its name to Paranovus Entertainment Technology Limited under the special resolution dated March 13, 2023. The Company has no substantive operations other than holding all of the outstanding share capital of Happiness Holding Group Limited(“Happiness Hong Kong”), previous named as Happiness Biology Technology Group Limite, and Paranovus Entertainment Technology Limited (“Paranovus NewYork”). Happiness Hong Kong is a holding company of all of the equity or ownership of Happiness (Fuzhou) E-commerce Co., Ltd (“Happiness Fuzhou”) and Happiness (Shunchang) E-commerce Co. Ltd (“Happiness Shunchang”). Paranovus NewYork is a holding company of 100% equity or ownership of 2Lab3 LLC, which was established on December 8, 2022.

Happiness Shunchang is a holding company of all of the equity or ownership of Fuzhou Happiness Enterprise Management Consulting Co., Ltd. (“Fujian Consulting”) and Taochejun (Fujian) Automobile Sales Co., Ltd. (“Fujian Taochejun”).

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

On October 7, 2022, the Company’s board of directors approved an amended and restated memorandum and articles of association to effectuate a one-for-twenty (1-for-20) reverse split for all classes and its ordinary shares (the “2022 Reverse Split”), and to increase the Company’s authorized shares, immediately following the 2022 Reverse Split. The market effective date of 2022 Reverse Split was October 11, 2022 As a result, the authorized share capital of the Company was changed to US$5,000,000.00 divided into 350,000,000 Class A Ordinary Shares with a par value of US$0.01 each, 100,000,000 Class B Ordinary Shares with a par value of US$0.01 each, and 50,000,000 Preferred Shares with par value of US$0.01 each.

During the reporting periods, the Company has several subsidiaries in PRC. Details of the Company and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital	% of Ownership	Principal Activities

Happiness (Fuzhou) E-commerce Co., Ltd (“Happiness Fuzhou”) (d) (e)	June 1, 2018	PRC	US$ 10,000,000	100% by Happiness Hong Kong	Investment
Happiness (Shunchang) E-commerce Co. Ltd (“Happiness Shunchang”)	July 11, 2023	PRC	RMB 500,000	100% by Happiness Hong Kong	Investment
Fuzhou Happiness Enterprise Management Consulting Co., Ltd.	December 15, 2020	PRC	RMB 1,000,000	100% by Happiness Shunchang	Management and consulting service
Taochejun (Hainan) New Energy Technology Co., Ltd. (d)	June 15, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales, online sales, car rental service
Taochejun (Fujian) automobiles Co., Ltd	April 27, 2021	PRC	RMB 30,000,000	61% by Happiness Shunchang	Automobile sales
Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”) (a) (e)	November 19, 2004	PRC	RMB 100,000,000	100% by Nanping Happiness	Research, development, production and selling of nutraceutical and dietary supplements
Fujian Happiness comes Medical Equipment Manufacturing Co., Ltd. (a) (e)	April 15, 2020	PRC	RMB 10,000,000	51% by Fujian Happiness	Selling of medical equipment
Shunchang Happiness comes Health Products Co., Ltd. (a) (e)	May 19, 1998	PRC	RMB 2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi
Fujian Shennongjiagu Development Co., Ltd.(“Shennong”) (a) (e)	December 10, 2012	PRC	RMB 51,110,000	70% by Fujian Happiness	Advertising service, online sales, food sales, data service, information consulting service
Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”) (a) (e)	October 13, 2017	PRC	RMB 10,000,000	100% by Fujian Happiness	Advertising service, online sales, food sales, commodity sales, information consulting service
Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”) (b/e)	July 16, 2020	PRC	RMB 30,000,000	100% by Nanping Happiness	Advertising service, online sales
Fujian Happy Studio Network Technology Co. LTD (c) (e)	August 10, 2020	PRC	RMB 10,000,000	51% by Happy Buy	Advertising service
Shunchang Haiwushuo Brand Management Co., Ltd. (“Shunchang Haiwushuo”) (c)(e)	September 2, 2021	PRC	RMB 1,000,000	51% by Happy Buy	Advertising service, online sales
Taochejun (Hangzhou) New Energy Technology Co., Ltd. (“Hangzhou Taochejun”) (d)	July 12, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Technology service, automobile sales
Sichuan Taochejun New Energy Technology Co., Ltd. (d)	July 13, 2021	PRC	RMB 10,000,000	100% by Fujian Taochejun	Automobile sales.

(a)	On July 18, 2023, the Company transferred the 100% of the equity interests of Fujian Happiness and its subsidiaries to a third party by the strategic decision.

(b)	On September 1, 2023, the Company transferred the 100% of the equity interests of Happy Buy to a third party due to the business optimization.
(c)	Happy Studio network and Shunchang Haiwushuo were focus on the online store operation. In May 2023, the Company disposed them to a third party.
(d)	During the year ended March 31, 2024, the Company closed four subsidiaries to optimize the Company’s structure on online store and automobile sales business.
(e)

The disposal of the following mentioned subsidiaries represent a strategy shift and have a major effect on the Company’s operations. They meet the definition of discontinued operation according to ASC 205-20-45-1.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$9,927,324 during the financial year ended March 31, 2024 and recorded a cash outflow from operating activities of US$11,875,246 for the year ended March 31, 2024, as of that date, the Company’s accumulated deficit was amounted to US$61,957,019 as of March 31, 2024. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

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

To sustain its ability to support the Company's operating activities, the Company considered supplementing its sources of funding through the following:

•

On May 20, 2024, the Company signed a promissory note purchase agreement with Ms. Minzhu Xu, who is the chairperson of the Board. Pursuant to the purchase agreement, the Company issued an 8% promissory note with principal amount of $750,000 to Ms. Xu on May 20, 2024.

•

On July 17, 2024, the Company entered into a certain securities purchase agreement with certain investors, pursuant to which the Company agreed to sell up to 60,000,000 Class A ordinary shares, par value $0.01 each, at a per share purchase price of $0.45, with a total consideration amounted $27,000,000 raised on July 24, 2024. The Shares are expected to be issued to purchasers on or about August 2, 2024, upon satisfaction of all closing conditions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. The consolidated financial information as of March 31, 2024 and 2023 and for the two years ended March 31, 2024 have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The results of subsidiaries acquired of disposed of are recorded in the consolidated income statements from the effective date of acquisition or up to the effective date of disposal, as appropriate. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power, or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect the portion of equity that is not attributable, directly or indirectly, to the Company. Non-controlling interests are classified as a separate line item in the equity section of the Company’s consolidated balance sheets and have been separately disclosed in the Company’s consolidated statements of operations and other comprehensive income (loss) to distinguish the interests from that of the Company. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.

Use of Estimates

In preparing the consolidated financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include,   but are not limited to, the valuation of accounts receivable and related allowance for doubtful accounts, useful lives of property, plant and equipment, net and intangible assets, the recoverability of long-lived assets, inventory reserve, allowance for credit losses, goodwill impairment, income taxes related to realization of deferred tax assets and uncertain tax position, provisions necessary for contingent liabilities and purchase price allocation in connection with the business combination. The current economic environment has increased the degrees of uncertainty inherent in those estimates and assumptions, actual results could differ from those estimates.

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

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

Accounts Receivable

Accounts receivable, net are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Prepaid expenses and other current assets

Prepaid expenses and other current assets primarily consist of advances to vendors for purchasing goods, loans receivables that have not been received or provided. Prepaid expenses and other current assets are classified as current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

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

As of March 31, 2024, goodwill resulting from business acquisitions has only one reporting unit, including 2Lab3. The Company evaluates if goodwill impairment may be indicated on quarterly basis and performs the annual goodwill impairment assessment as of March 31. As of March 31, 2024, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Useful Lives
Buildings	20 years
Furniture, fixture and electronic equipment	3-10 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterment which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and other comprehensive income (loss) in other income or expenses.

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

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2024 and 2023.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, income tax assets and liabilities and income taxes payable and to approximate the fair value of the respective assets and liabilities as of March 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

Discontinued operations

In accordance with ASC 205-20, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale. When all of the criteria to be classified as held for sale are met, including management, having the authority to approve the action, commits to a plan to sell the entity, the major current assets, other assets, current liabilities, and non-current liabilities shall be reported as components of total assets and liabilities separate from those balances of the continuing operations. At the same time, the results of all discontinued operations, less applicable income taxes (benefit), shall be reported as components of net income (loss) separate from the net income (loss) of continuing operations in accordance with ASC 205-20-45.

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

The following table presents an overview of our sales from our product lines for the years ended March 31, 2024, 2023 and 2022:

	For the years ended March 31,
	2024	2023	2022
Automobile	$6,544,819	$23,332,223	$20,758,645
Revenue	$6,544,819	$23,332,223	$20,758,645

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

Option

The fair value of options issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of option would also vary accordingly.

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

The provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position as of March 31, 2024 and 2023.

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

As of March 31, 2024, our PRC subsidiaries had an aggregate retained deficit of approximately RMB 44.49 million (US$9.20 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our By-Laws, charter and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

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

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as Net profit divided by the weighted average common shares outstanding for the period. Diluted earnings/loss per share is calculated by dividing net profit/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year/period. Dilutive equivalent shares are excluded from the computation of diluted earnings/loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Company’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method. Except for voting rights, the Class A and Class B ordinary shares have all the same rights and therefore the earning/loss per share for both classes of shares are identical. The earning/loss per share amounts are the same for Class A and Class B ordinary shares because the holders of each class are entitled to equal per share dividends or distributions in liquidation.

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of operations and other comprehensive income (loss) and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

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

	March 31, 2024	March 31, 2023	March 31, 2022
Period-end spot rate	US$1=RMB 7.0950	US$1=RMB 6.8717	US$1=RMB 6.3482
Average rate	US$1=RMB 7.1157	US$1=RMB 6.8855	US$1=RMB 6.4083

Comprehensive Income

Comprehensive income includes net income and foreign currency translation adjustments and is reported in the consolidated statements of operations and other comprehensive income (loss).

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

Concentration of Risks

Exchange Rate Risks

The Company operates in China, which may give rise to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the US$ and the RMB. As of March 31, 2024 and 2023, cash and cash equivalents of $602,235 (RMB 4,272,854) and $1,825,187 (RMB 12,542,139), respectively, is denominated in RMB and is held in PRC.

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

Related Parties

The Company accounts for related party transactions in accordance with ASC 850 (“Related Party Disclosures”). A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party. There were no related party transactions as of March 31, 2024.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company does not expect the adoption of ASU 2021-04 will have a material effect on the consolidated financial statements.

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The Board is issuing the amendments in this Update to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The Board decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2024, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. As an emerging growth company, the standard is effective for the Company for the year ended December 31, 2025. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following as of March 31, 2024 and 2023:

	As of March 31,	As of March 31,
	2024	2023
Accounts receivable	$11,360	$-
Total	$11,360	$-

NOTE 4 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of March 31, 2024 and 2023:

	As of March 31,	As of March 31,
	2024	2023
Prepayments to suppliers	$74,362	$1,229,829
Loans receivables	273,643	-
Advance payment of intangible asset	1,500,000	-
VAT deductibles	752	-
Investment receivables from the investors	-	2,000,000
Others	47,352	77,673
Total	$1,896,109	$3,307,502

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of March 31, 2024 and 2023:

	As of March 31,	As of March 31,
	2024	2023
Buildings	$14,638	$15,114
Furniture, fixture and electronic equipment	5,637	5,820
Total property plant and equipment, at cost	20,275	20,934
Less: accumulated depreciation	(7,679)	(7,464)
Property, plant and equipment, net	$12,596	$13,470

As of March 31, 2024 and 2023, no building has been pledged.

Depreciation expenses were $1,126, $27,084 and $34,610 for the years ended March 31, 2024, 2023 and 2022, respectively.

The carrying amount of disposed property, plant and equipment recognized for the years ended March 31, 2024 and 2023 were amounted to nil and $5,894, respectively.

NOTE 6 – INTANGIBLE ASSETS, NET

	As of March 31,	As of March 31,
	2024	2023
Proprietary technology	1,900,000	1,900,000
Total Intangible assets, at cost	1,900,000	1,900,000
Less: accumulated amortization	(411,667)	(31,667)
Intangible assets, net	$1,488,333	$1,868,333

As of March 31, 2024 and 2023, no intangible assets was pledged. Additions to intangible assets for the year ended March 31, 2023 amounting to $1,900,000 were acquired from issuing ordinary shares with non-cash transactions.

For the years ended March 31, 2024 and 2023, no new intangible assets was purchased. For the years ended March 31, 2024 and 2023, the Company recorded no disposal of intangible assets.

As of March 31, 2024, the company concluded that there was no impairment of intangible assets.

Amortization expense was $380,000, $31,667 and nil for the years ended March 31, 2024, 2023 and 2022, respectively.

Estimated future amortization expense is as follows as of March 31, 2024:

Years ending March 31,	Amortization expense
2025	$380,000
2026	380,000
2027	380,000
Thereafter	348,333
$1,488,333

NOTE 7 – GOODWILL

Goodwill consisted of the following as of March 31, 2024 and 2023:

	As of March 31,	As of March 31,
	2024	2023
Goodwill, gross (Note 12)	$5,184,036	$5,184,036
Less: impairment	(1,807,850)	-
Goodwill, net	$3,376,186	$5,184,036

The changes in the carrying amount of goodwill for the years ended March 31, 2024 and 2023 were as follow:

	As of March 31,	As of March 31,
	2024	2023
Goodwill	$5,184,036	$-
Acquisitions (Note 12)	-	5,184,036
Impairment	(1,807,850)	-
Goodwill, net	$3,376,186	$5,184,036

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of developing AI-powered applications

The Company assessed qualitative factors and performed the quantitative impairment test. As of March 31, 2024 and 2023, the Company recognized impairment amounted to $1,807,850 and nil, respectively.

NOTE 8 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following as of March 31, 2024 and 2023:

	As of March 31,	As of March 31,
	2024	2023
Advances from customers	$73,953	$655,922
Employee benefits payable	7,277	9,900
Loan payable to the third party[1]	2,289,167	-
Deposit	50,000	-
Others	139,984	57,488
Total	$2,560,381	$723,310

The Company entered into three loan agreements with a third party to borrow aggregate loan of $2.25 million on November 9, 2023, January 18, 2024 and Mar 12, 2024, respectively. The loans all bear a fixed interest rate of 8% on the date of drawing per annum. The loan facility agreements are all unsecured.

NOTE 9 – SHARE BASED COMPENSATION

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

Share-based compensation expense of $1,086,231 was immediately recognized in general and administrative expenses for the year ended March 31, 2022 with no vesting conditions. No share-based compensation expense was recognized for the year ended Marche 31, 2024 and 2023.

The fair values of share units are determined based on the fair value of the grant date of the Company’s ordinary shares.

NOTE 10 – SHAREHOLDERS’ EQUITY

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

On December 27, 2022, the Company entered into certain securities purchase agreement (the “SPA”) with certain sophisticated purchasers (the “Purchasers”), pursuant to which the Company agreed to sell 3,000,000 Class A ordinary shares, par value $0.01 per share, at a per share purchase price of $2.00. On April 10, 2023, the Company cancelled the 1,000,000 Class A Ordinary shares issued to the two Purchasers. The gross proceeds to the Company from this transaction were approximately $4 million.

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

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. In 2019, $56,077 was appropriated by Fujian Happiness to the statutory surplus reserve and the statutory reserve reached 50% of its registered capital. In 2020, no statutory surplus was appropriated. In 2021, $5,558,669 was appropriated by Fujian Happiness to the statutory surplus reserve. The reserved amounts as determined pursuant to PRC statutory laws amounted to nil and $7,622,765 as of March 31, 2024 and 2023.

Under PRC laws and regulations, statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation. Amounts restricted include paid-in capital, additional paid-in capital and statutory surplus reserves of the Company in PRC amounted nil and $20,714,673 as of March 31, 2024 and 2023, respectively.

As of March 31, 2024, our PRC subsidiaries had an aggregate retained deficit of approximately RMB44.49 million (US$9.20 million) under PRC GAAP. With respect to retained earnings accrued after such date, our Board of Directors may declare dividends after taking into account our operations, earnings, financial condition, cash requirements and availability and other factors as it may deem relevant at such time.

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

The Company’s outstanding and exercisable warrants as of March 31, 2024 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants granted	-	$-	-	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-
Warrants Outstanding as of March 31, 2022	160,000	$6.60	2.6	$-
Warrants Outstanding as of March 31, 2023	8,000	132.00	1.6	-
Warrants Outstanding as of March 31, 2024	8,000	132.00	0.6	-

NOTE 11 – TAXES

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

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2024 and 2023, respectively, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2024.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the years ended March 31,
	2024	2023	2022
PRC statutory income tax rate	25.0%	25.0%	25.0%
Effect of PRC preferential tax rate	(10.0)%	(10.0)%	(10.0)%
Effect of other un-deductible expenses	-	(0.1)%	(0.1)
Effect of other deductible expenses	(15.0)%	(14.9)%	(14.9)%
Total	-%	-%	-%

The provision for income tax consisted of the following:

	For the years ended March 31,
	2024	2023	2022
Current income tax provision	$-	$2,996	$696
Total	$-	$2,996	$696

The deferred income tax assets and liabilities as below:

	For the years ended March 31,
	2024	2023	2022
Net accumulated loss-carry forward	$137,376	$88,609	$530,886
Less: valuation allowance	(137,376)	(88,609)	(530,886)
Net deferred tax assets	$-	$-	$-

Deferred income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company recorded no deferred tax assets and deferred tax liabilities as of March 31, 2024 and 2023.

(b) Taxes Payable

The Company’s taxes payable as of March 31, 2024 and 2023 consisted of the following:

	As of March 31,	As of March 31,
	2024	2023
VAT payable	$-	$8,694
Other tax payables	-	293
Total	$-	$8,987

NOTE 12 – BUSINESS COMBINATION

Acquisition of 2Lab3

On March 28, 2023, the Company acquired 100% equity interest of 2Lab3 with 1,375,000 Class A Ordinary Shares of the Company for investing with non-cash transactions. The Class A Ordinary Shares were valued at $5.15 per share. 2Lab3 is a company incorporated in Delaware of United States. It used to consulting, marketing, design, and software development services to empower its clients to adapt and thrive in the Web 3.0 era, and now has transitioned to developing AI-powered applications. The results of 2Lab3 have been included in the consolidated financial statements of the Company since the acquisition date of March 28, 2023.

The Company engaged an independent valuation firm to assist management in valuing assets acquired, liabilities assumed, intangible assets identified and contingent consideration as of the acquisition day.

The identifiable intangible assets acquired upon acquisition were proprietary technology with definite useful life. All other current assets and current liabilities carrying value approximated fair value at the time of acquisition. The fair value of the consideration was based on the closing market price of the Company’s common share on the acquisition date.

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Equity instrument (1.374 million Class A Ordinary Shares issued)	$7,081,250

Subtotal	$7,081,250

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$555
Intangible asset –proprietary technology	1,900,000
Current liabilities	(3,341)
Total identifiable net assets	$1,897,214
Fair value of non-controlling interests	-
Goodwill*	$5,184,036

*	The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of developing AI-powered applications.

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

NOTE 13 – DISCONTINUED OPERATIONS

On April 10, 2023, the Company entered into an agreement to transfer 100% of the equity interests in the Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and its subsidiaries to the third-party Fujian Hengda Beverage Co., Ltd (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, Fujian Hengda will become the sole shareholder of Fujian Happiness and as a result, assume all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness. The closing was approved by a majority of the Company’s shareholders on July 31, 2023.

On August 28, 2023, the Company’s indirect wholly owned subsidiary (the “Seller”), Happy Buy (Fujian) Network Technology Co., Ltd. (“Happy Buy”) and Shunchang Jinyifu trading Co., Ltd ("Shunchang Jinyi”), a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Happy Buy in exchange for cash consideration of RMB 5 million (approximately $0.7 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of Happy Buy and as a result, assume all assets and liabilities of Happy Buy and subsidiaries owned or controlled by Happy Buy. The transaction was closed on September 1, 2023.

Disposition of the healthcare and E-commerce segment

On July 31, 2023, the Company disposed all of healthcare business for approximately $11.3 million (RMB 78 million) consideration.

On September 30, 2023, the Company disposed all of E-commerce business for approximately $0.7 million (RMB 5 million) consideration.

The Company no longer retained any financial interest over healthcare and E-commerce business from August 1, 2023 and October 1, 2023, respectively, and accordingly deconsolidated both businesses’ financial statements from the Company’s consolidated financial statements. The disposal of these businesses represented a strategic shift and has a major effect on the Company’s result of operations.

The Company calculated a gain resulting from the above-mentioned dispositions as follows:

For the year ended March 31, 2024
Consideration	$11,664,348

Cash and cash equivalents	408,514
Accounts receivable, net	4,261,311
Prepaid expenses and other current assets	14,826,400
Property, plant and equipment, net	9,459,361
Intangible assets, net	6,763,523
Goodwill	1,228,137
Other assets	351,336
Accounts payable	(16,631,066)
Other payables and accrued liabilities	(11,761,673)
Short-term bank borrowings	(2,164,228)
Deferred tax liability	(1,330,977)

Net assets of discontinued operations	5,410,638
Non-controlling interest of discontinued operations	$(1,273,408)
Less: net assets of discontinued operations contributable to the Company	4,137,230
Foreign exchange gain	20,310
Gain on disposal of discontinued operations	$7,547,428

The assets and liabilities for discontinued operations comprised the following items as of March 31, 2023:

March 31, 2023
Current assets for discontinued operations
Cash and cash equivalents	$1,306,125
Accounts receivable, net	1,706,279
Inventories	335,019
Prepaid expenses and other current assets	1,081,684
Total	$4,429,107

Non-current assets for discontinued operations
Property, plant and equipment, net	$8,456,802
Intangible assets, net	7,577,922
Goodwill	1,271,745
Prepaid assets	2,181,678
Total	$19,488,147

Total assets	$23,917,254

Current liabilities for discontinued operations
Accounts payable	$13,462,008
Other payables and accrued liabilities	4,383,324
Income tax payable	134,373
Short-term bank borrowings	2,241,076
Total	$20,220,781

Non-current liabilities for discontinued operations
Deferred tax liability	$1,514,060
Total	$1,514,060

Total liabilities	$21,734,841

The operating results from discontinued operations included in the Company’s consolidated statements of operations and other comprehensive income (loss) were as follows for the years ended March 31, 2024, 2023 and 2022:

	For the years ended March 31,
	2024	2023	2022
Major classes of line items constituting pre-tax profit of discontinued operations
Revenues	$19,863,303	$74,820,602	$68,730,013
Cost of revenues	(18,613,224)	(70,183,123)	(65,275,807)
Selling and marketing	(12,220,487)	(53,068,490)	(31,614,515)
General and administrative	(1,578,072)	(6,144,951)	(6,566,621)
Research and development	(190,575)	(1,397,118)	(1,684,089)
Goodwill impairment	-	(7,872,696)	(10,309,745)
Other expense that are not major	(1,041,154)	(357,211)	(826,249)
Loss from discontinued operations, before income tax	(13,780,209)	(64,202,987)	(47,547,013)
Income tax benefit (expense)	95,630	(3,454,084)	3,726,923
Loss from discontinued operations, net of income tax	(13,684,579)	(67,657,071)	(43,820,090)
Gain on disposal of discontinued operations	7,547,428	-	-
Net loss from discontinued operations, net of income tax	$(6,137,151)	$(67,657,071)	$(43,820,090)
Less: net (loss) income attributable to non-controlling interests	11,933	(423,019)	(4,677,663)
Net loss attributable to Paranovus Entertainment Technology Limited	(6,149,084)	(67,234,052)	(39,142,427)

NOTE 14 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2024 and 2023, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2024 and 2023, Company has no pending legal proceedings.

NOTE 15 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the years ended March 31, 2024,  2023 and 2022, no individual customer accounted for more than 10% of the Company’s total revenues.

For the year ended March 31, 2024 and 2023, no individual supplier accounted for more than 10% of the Company’s total purchase. For the years ended March 31, 2022, the Company purchased a substantial portion of raw materials from the third-party suppliers (25.9% of total raw materials purchase for the year ended March 31, 2022. As of March 31, 2022, the amounts due to these vendors was $4.3 million.

NOTE 16 – SUBSEQUENT EVENTS

On May 6, 2024, the Company established a wholly owned subsidiary in Hong Kong, Paranovus Entertainment Technology Limited (“Paranovus Hong Kong”).

On May 20, 2024, the Company signed a promissory note purchase agreement with Ms. Minzhu Xu, who is the chairperson of the Board. Pursuant to the purchase agreement, the Company issued an 8% promissory note with principal amount of $750,000 to Ms. Xu on May 20, 2024. The note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date.

On July 5, 2024, the Company’s direct wholly owned subsidiary (the “Seller”), Happiness Holding Group Limited (“Happiness Hong Kong”) and Mr. Yuan Liu, who is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into the instrument of share transfer. Pursuant to the instrument and the sold note, the Purchaser agreed to purchase the Happiness Hong Kong in exchange for cash consideration of HK$10,000 (the “Purchase Price”). Upon the closing of the transaction on July 5, 2024, the Buyer will become the sole shareholder of Happiness Hong Kong and as a result, assume all assets and liabilities of Happiness Hong Kong and subsidiaries owned or controlled by Happiness Hong Kong. The closing was completed on July 5, 2024.

On June 17, 2024, the Company established a subsidiary in China, Hainan Paranovus Entertainment Technology Limited (“Paranovus PRC”), which is wholly owned by Paranovus Hong Kong. Currently, both Paranovus Hong Kong and Paranovus PRC do not have operating business yet.

On July 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 60,000,000 Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.45 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $27,000,000, before deducting any fees or expenses. The Shares are expected to be issued to Purchasers on or about August 1, 2024, upon satisfaction of all closing conditions.

The Company evaluated all events and transactions that occurred after March 31, 2024 through the date of the issuance of the consolidated financial statements on July 31, 2024 and noted that there were no other material subsequent events.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form Exhibit Filing Date			herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 8, 2019
1.2	Amended and Restated Articles of Association, effective on March 28, 2019	F-1	3.1	March 28, 2019
1.3	First Amended and Restated Memorandum of Association, effective on March 28, 2019	F-1	3.2	March 28, 2019
1.4	Amended and Restated Memorandum and Articles of Association, effective on October 21, 2021	20-F	1.4	August 15, 2022
1.5	Amended and Restated Memorandum and Articles of Association, effective on October 7, 2022	20-F/A	1.5	April 3, 2023
1.6	Amended and Restated Memorandum and Articles of Association, effective on March 10, 2023	20-F/A	1.6	April 3, 2023
1.7	Amended and Restated Memorandum and Articles of Association, effective on January 19, 2024				X
2.1	Specimen Certificate for Class A Ordinary Shares				X
2.2	Description of Securities				X
4.1	Form of Securities Purchase Agreement, by and between the Company and the Purchaser, dated April 10, 2023	6-K	10.1	April 18, 2023
4.2	Software Development Agreement, by and between the Company and Blueline Studios Inc., dated November 12, 2023	6-K	10.1	November 15, 2023
4.3	Promissory Note Purchase Agreement, by and between the Company and the Investor, dated November 9, 2023				X
4.4	Promissory Note, dated November 14, 2023				X
4.5	Promissory Note Purchase Agreement, by and between the Company and the Investor, dated January 18, 2024				X
4.6	Promissory Note, dated January 18, 2024				X
4.7	Promissory Note Purchase Agreement, by and between the Company and the Investor, dated March 12, 2024				X
4.8	Promissory Note, dated March 12, 2024				X
4.9	Employment Agreement, by and between the Company and Ms. Ling Guo, dated April 29, 2024	6-K	10.1	May 3, 2024
4.10	Employment Agreement, by and between the Company and Ms. Xiaoyue Zhang, dated April 29, 2024	6-K	10.2	May 3, 2024
4.11	Director Offer Letter, by and between the Company and Ms. Xiaoyue Zhang, dated April 29, 2024	6-K	10.3	May 3, 2024
4.12	Director Offer Letter, by and between the Company and Ms. Minzhu Xu, dated April 29, 2024	6-K	10.4	May 3, 2024
4.13	Director Offer Letter, by and between the Company and Mr. George Yijian Xu, dated May 15, 2024	6-K	10.1	May 15, 2024
4.14	Promissory Note Purchase Agreement, by and between the Company and Ms. Minzhu Xu, dated May 20, 2024	6-K	10.1	May 20, 2024
4.15	Promissory Note, dated May 20, 2024	6-K	10.2	May 20, 2024
4.16	Form of Securities Purchase Agreement, dated July 17, 2024	6-K	10.1	July 23, 2024
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
11.2	Insider Trading Policy				X
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
23.1	Consent of TPS Thayer, LLC				X
23.2	Consent of Enrome LLP				X
97.1	Compensation Recovery Policy				X
99.1	Consent of Jingtian & Gongcheng LLP				X

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

88

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

Date: July 31, 2024	/s/ Xiaoyue Zhang
Xiaoyue Zhang
Chief Executive Officer

89