Form 20-F
period 2025-03-31
Paranovus Entertainment Technology Ltd.
filed 2025-08-04
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2025 were 66,724,675 Class A ordinary shares, par value $0.01 per share and 612,255 Class B ordinary shares, par value $0.01 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

●	“Paranovus Hong Kong” refers to Paranovus Entertainment Technology Limited, a limited liability company established under the laws of Hong Kong and a wholly owned subsidiary of PAVS;

●	“Paranovus PRC” refers to Hainan Paranovus Entertainment Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly-owned subsidiary of Paranovus Hong Kong;

●	“BW” refers to Bomie Wookoo Inc, a corporation organized under the laws of New York, a 51% subsidiary controlled by PAVS;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“Shunchang Happiness” is to Shunchang Happiness Nutraceutical Co., Ltd, a 100% subsidiary of “Fujian Happiness”;

●	“Taochejun,” refers Taochejun (Fujian) Auto Sales Co., Limited., a 51% subsidiary controlled by Happiness Fuzhou;

●	“US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

●	“we,” “us,” “our company” and “our” refer to Paranovus Entertainment Technology Ltd. and its consolidated subsidiaries. We conduct operations in China through our PRC subsidiaries.

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

Risk factors relating to our business include but not limited to the following:

●

We face risks related to nature disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, in particular, the current coronavirus pandemic, terrorist acts and global political events. See a more detailed discussion of this risk factor on page 1 of this annual report.

●	Our failure to compete effectively could adversely affect our market share, revenues and growth prospects. See a more detailed discussion of this risk factor on page 1 of this annual report.

●

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations. See a more detailed discussion of this risk factor on page 1 of this annual report.

●

If we are unable to provide superior user experience, we may not be able to maintain or grow our user base or keep our users highly engaged. See a more detailed discussion of this risk factor on page 1 of this annual report.

●	The AI industry faces its own risks and changing and extensive regulations. See a more detailed discussion of this risk factor on page 1 of this annual report.

●	BW has a limited operating history and face significant challenges in an emerging industry. See more detailed discussion of this risk factor on page 1 of this annual report.

●

BW’s business depends substantially on the continuing efforts of its executive officers, and its business may be severely disrupted if it loses their services. See more detailed discussion of this risk factor on page 1 of this annual report.

●

Global economic conditions could materially and adversely affect BW’s business, financial condition, operating results and prospects. See more detailed discussion of this risk factor on page 1 of this annual report.

●	A material portion of BW’s revenue is generated outside of the United States. See more detailed discussion of this risk factor on page 1 of this annual report.

●	BW may be unable to obtain financing for its working capital needs on favorable terms. See more detailed discussion of this risk factor on page 1 of this annual report.

●

BW may be subject to product liability claims for products or brands that are marketed. Seasonal fluctuations in e-commerce activity could have a material impact on the revenue, cash flow and operating results. See more detailed discussion of this risk factor on page 1 of this annual report.

●

BW rely on a number of internet platforms to conduct their internet media business. However, operators of the platforms may curtail or inhibit BW’ ability to use the platforms, or there may be material disruption of the platforms. See more detailed discussion of this risk factor on page 1 of this annual report.

●	BW’s failure to maintain and grow its client base may negatively impact its revenue and business. See more detailed discussion of this risk factor on page 1 of this annual report.

Risk factors relating to doing business in China include but not limited to the following:

●

Our business was subject to certain PRC laws and regulations. There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in. See a more detailed discussion of this risk factor on page 1 of this annual report.

2

●

In light of the greater oversight by the Cyberspace Administration of China, or CAC, over data security, we were subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition and results of operations. See a more detailed discussion of this risk factor on page 1 of this annual report.

●

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, we face uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. See a more detailed discussion of this risk factor on page 1 of this annual report.

●

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. See a more detailed discussion of this risk factor on page 1 of this annual report.

●

It may be difficult for overseas shareholders and/or regulators to conduct investigation or collect evidence within China. See a more detailed discussion of this risk factor on page 1 of this annual report.

●

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us. See more detailed discussion of this risk factor on page 1 of this annual report.

●

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from the offerings of any securities to make loans or additional capital contributions to our PRC operating subsidiaries. See more detailed discussion of this risk factor on page 1 of this annual report.

3

●

Uncertainty in the interpretation of PRC tax regulations may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of our investment in it. See more detailed discussion of this risk factor on page 1 of this annual report.

●

Currency fluctuations and restrictions on currency exchange may adversely affect our business, including limiting our ability to convert RMB into foreign currencies and, if RMB were to decline in value, reducing our revenues and profits in U.S. dollar terms. See more detailed discussion of this risk factor on page 1 of this annual report.

●

We are subject to the risks relating to the restrictions on paying dividends or making other payments to us by our subsidiaries in China. See more detailed discussion of this risk factor on page 1 of this annual report.

Risk factors relating to our Class A Ordinary Shares include but not limited to the following:

●

Our Memorandum and Articles of Association afford less protection to our shareholders and may discourage claims and limit shareholders’ ability to bring claims. See more detailed discussion of this risk factor on page 1 of this annual report.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See more detailed discussion of this risk factor on page 1 of this annual report.

●

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See more detailed discussion of this risk factor on page 1 of this annual report.

●

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company. See more detailed discussion of this risk factor on page 1 of this annual report.

●

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. See more detailed discussion of this risk factor on page 1 of this annual report.

●

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares. See more detailed discussion of this risk factor on page 1 of this annual report.

●	We may be exposed to potential risks relating to our internal controls over financial reporting. See more detailed discussion of this risk factor on page 1 of this annual report.

●	The relative lack of public company experience of our management team may put us at a competitive disadvantage. See more detailed discussion of this risk factor on page 1 of this annual report.

●

Our Class A Ordinary Shares are very thinly traded, and there can be no assurance that there will be an active market for our Class A Ordinary Shares in the future. See more detailed discussion of this risk factor on page 1 of this annual report.

●	The TikTok-Driven E-Commerce business is heavily dependent on TikTok’s operation in the U.S. See more detailed discussion of this risk factor on page 1 of this annual report.

Risks related to Our Business

We have an evolving business model with still untested growth initiatives.

We have an evolving business model and intend to implement new strategies to grow our business in the future. On March 25, 2025, we closed an acquisition transaction of 51% equity interests of BW for a total consideration of $22,440,000 in cash. BW operates through its two wholly owned subsidiaries, Bomie US LLC in New Jersey and WooKoo LLC in Texas, engaging in e-commerce business on TikTok as well as providing e-commerce solutions to customers. This acquisition aligns with the Company’s strategy to expand into marketing-commerce field. By securing a majority interest in BW, the Company aims to capitalize on the growing interests demand for TikTok-driven e-commerce and related solutions. There can be no assurance that we will be successful in developing new product categories or in entering new specialty markets or in implementing any other growth strategies. Similarly, there can be no assurance that we already have or will be able to obtain or retain any employees, consultants or other resources with any specialized skills or relationships to successfully implement our strategies for our business in the future.

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

Many of the restrictive measures previously adopted by the PRC governments at various levels to control the spread of the COVID-19 virus have been revoked or replaced with more flexible measures since December 2022. COVID-19 did not have material impact on our results of operation and financial conditions for the years ended March 31, 2025 and 2024.

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

We must attract, recruit and retain a sizeable workforce of technically competent employees. Competition for senior management and personnel is intense. We may not be able to retain the services of our senior executives or personnel, or attract and retain high-quality senior executives or personnel in the future. This failure could materially and adversely affect our future growth and financial condition.

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

BW’s business is heavily dependent on TikTok’s operation in the U.S.

By securing a majority interest in BW, we expand into marketing-commerce field and capitalize on the growing interests demand for TikTok-driven e-commerce and related solutions. BW operates through its two wholly owned subsidiaries, engaging in e-commerce business on TikTok as well as providing e-commerce solutions to customers. This business currently relies heavily on TikTok as its primary sales and marketing platform, and any disruptions, regulatory restrictions, or changes to the platform’s operations could have a material adverse effect on the business, financial condition, and results of operations.

Furthermore, these newer advertising and e-commerce channels often evolve rapidly and can be subject to disruptions beyond our control. For example, lawmakers in the United States, Europe, and Canada have intensified efforts to restrict or regulate access to TikTok due to national security concerns. On April 24, 2024, President Biden signed a bill requiring ByteDance to divest TikTok by January 19, 2025, or face a potential ban in the United States. Although ByteDance did not sell TikTok by the deadline, on January 20, 2025, President Trump issued an executive action delaying the enforcement of the TikTok ban for 75 days. Additionally, several U.S. states, governmental agencies, and institutions have raised similar concerns, leading to localized restrictions and prohibitions on TikTok’s usage.

As laws and regulations governing digital platforms continue to evolve, any restrictions or outright bans on TikTok could significantly impact BW’s ability to conduct business, as BW relies on the platform for product sales, advertising, and customer engagement. Furthermore, failure by BW, its employees, or third-party partners to comply with emerging regulations could expose it to regulatory investigations, legal liabilities, fines, or other penalties. Any sudden loss of access to TikTok or limitations on its functionality could require BW to rapidly shift to alternative sales channels, which may not be as effective or scalable, and could negatively affect BW’s revenues, customer acquisition, and overall growth strategy.

Given BW’s reliance on TikTok, any regulatory uncertainty, access restrictions, or platform policy changes could materially and adversely affect BW’s ability to operate and grow BW’s business.

BW has a limited operating history and face significant challenges in an emerging industry.

BW has a limited operating history which makes it difficult to predict its results of operations. In addition, BW’s results of operations may fluctuate from quarter to quarter as a result of the nature of its business and a number of factors, many of which are outside of BW’s control and may be difficult to predict. Some additional factors that affect BW’s results include, but are not limited to:

•	the level of demand for BW’s services and solutions;

•	BW’s ability to retain existing or add new creators and brands;

•	BW’s ability to successfully integrate companies and assets it has acquired and in the future may acquire into its business;

•	the timing and success of new features, integrations, capabilities and enhancements by BW to its products or by its competitors to their products;

•	changes in the competitive landscape of BW’s market;

•	BW’s ability to accept and use of any new technology or marketing platform;

•	errors in BW’s forecasting of the demand, which could lead to lower revenue, increased costs or both;

•

the amount and timing of operating expenses and capital expenditures, as well as entry into operating leases, that BW may incur to maintain and expand its business and operations and to remain competitive;

•	the timing of expenses and recognition of revenue;

•	security breaches, technical difficulties or interruptions resulting in service level agreement credits;

•	adverse litigation judgments, other dispute-related settlement payments or other litigation-related costs;

•	regulatory fines;

•	changes in, and continuing uncertainty in relation to, the legislative or regulatory environment;

•	legal and regulatory compliance costs in new and existing markets;

•	the number of new employees added and employee turnover;

•	the timing of the grant or vesting or settlement of equity awards to employees, directors or consultants;

•	the availability of content for licensing for use by creators;

•	pricing pressure as a result of competition or otherwise;

•	costs and timing of expenses related to the acquisition of businesses, talent, technologies or intellectual property, including potentially significant amortization costs and possible write-downs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in BW’s quarterly results of operations. You should not rely on BW’s past results as an indicator of its future performance. The variability and unpredictability of its quarterly results of operations or other operating metrics could result in its failure to meet its expectations or those of analysts that cover BW or investors with respect to revenue or other key metrics for a particular period. If BW fails to meet or exceed such expectations for these or any other reasons, the market price of shares could fall, and BW could face costly lawsuits, including securities class action suits.

BW depends on the performance and reputation of key opinion leaders (KOLs) and influencers, and its inability to attract, retain or effectively manage these individuals could materially and adversely affect its business, financial condition and results of operations.

BW relies on the ability of KOLs and influencers to engage audiences and drive sales through short-form videos and livestreaming on platforms such as TikTok. BW collaborates with KOLs in both our self-operated TikTok shops and our e-commerce enablement services for third-party merchants. The effectiveness of these collaborations directly affects consumer traffic, brand visibility, and gross merchandise value (GMV), which in turn impacts the service fees and commission income BW earns.

BW’s continued success depends on its ability to identify, attract and retain KOLs with strong content creation capabilities and established followings. However, there is intense competition for high-performing influencers, and we may not be able to retain them on commercially reasonable terms or at all. In addition, shifts in consumer preferences, platform algorithm changes, or reputational issues involving individual KOLs, such as public controversies, breaches of contract, or failure to comply with platform policies, which could result in the underperformance of influencer-driven campaigns, negatively affecting BW’s financial performance.

If BW is unable to maintain strong relationships with a network of high-performing KOLs or fail to effectively manage influencer-led campaigns, its ability to deliver value to both its own e-commerce stores and its merchant clients may be materially and adversely affected.

BW operates in highly competitive and rapidly evolving markets, and intense competition in the social commerce and e-commerce enablement sectors could adversely affect its business, financial condition, and results of operations.

BW faces intense competition across multiple aspects of its business, including its own TikTok shops and its service offerings to third-party merchants. The social commerce industry is rapidly evolving and characterized by low barriers to entry, frequent innovation, and shifting consumer and platform dynamics. As a result, BW competes with a wide range of players, including other social commerce retailers, multi-channel networks (MCNs), livestreaming agencies, influencer marketing firms, and digital advertising solution providers.

In its own product sales channels, BW competes for consumer attention, traffic, and conversion with both established brands and individual content creators who manage their own online stores. Success in this environment depends heavily on the ability to produce engaging content, manage effective livestreams, and respond quickly to evolving trends. BW may face pressure to reduce pricing or increase promotional activity, which could erode its margins or require higher marketing expenditure.

In its e-commerce enablement services, BW competes for merchant clients with a growing number of third-party service providers offering livestreaming support, KOL engagement, advertising placement, and analytics tools. Many of these competitors may have longer operating histories, greater financial resources, deeper relationships with platforms, or stronger technological capabilities. Some merchants may also choose to develop in-house capabilities to manage content, KOLs, and digital marketing, reducing the demand for outsourced services.

In addition, platform operators such as TikTok may offer their own native marketing and commerce tools to brands, potentially disintermediating third-party service providers like BW. As competition intensifies, BW may be required to lower its pricing, offer more favorable commercial terms, or increase investment in talent, tools, and content production—each of which may adversely impact its financial performance.

If BW fails to compete effectively across its business lines, or is unable to differentiate its services and maintain strong relationships with merchants, KOLs, and platform partners, its market position, revenue growth, and profitability could be materially and adversely affected.

BW’s operations may be adversely affected by evolving regulations related to digital advertising, data privacy, and influencer marketing.

BW engages in various activities that are subject to increasing regulatory scrutiny, including livestreaming sales, digital advertising placements, use of third-party influencers (KOLs), and data analytics services. Governments and regulatory authorities in BW’s key markets, including the United States, have introduced or are considering new laws and regulations aimed at strengthening consumer protection, regulating influencer disclosures, ensuring transparency in online advertising, and protecting personal data.

For example, changes to rules requiring clearer disclosure of paid promotions, restrictions on ad targeting or algorithmic content distribution, or enhanced obligations around data collection and usage could affect how BW structures its services and interacts with consumers and merchant clients. Regulatory developments may also impose new compliance burdens on BW’s clients, which could indirectly affect demand for BW’s enablement services.

Because the regulatory landscape in these areas is evolving rapidly and may vary across jurisdictions, BW may be required to adapt its operations or technology on short notice, increase its compliance efforts, or face uncertainty when entering new markets. Failure to comply with applicable regulations, or delays in responding to regulatory changes, could result in reputational harm, fines, or restrictions on BW’s business activities.

 BW’s business depends substantially on the continuing efforts of its executive officers, and its business may be severely disrupted if it loses their services.

BW’s future success depends substantially on the continued services of its executive officers. BW does not currently maintain key man life insurance on any of its executive officers. If any of its executive officers are unable or unwilling to continue in their present positions, it may not be able to replace them readily, if at all. Therefore, BW’s business may be severely disrupted, and it may incur additional expenses to recruit and retain new officers. In addition, if any of BW’s executive officers joins a competitor or forms a competing company, its business, financial condition, operating results or prospects could be harmed.

Global economic conditions could materially and adversely affect BW’s business, financial condition, operating results and prospects.

The global macroeconomic environment is facing challenges, and the uncertain state of the global economy continues to impact businesses around the world, including as a result of COVID-19. If global economic and financial market conditions do not improve or further deteriorate, BW’s business, financial condition, operating results and prospects may be materially and adversely affected.

A material portion of BW’s revenue is generated outside of the United States.

Global political uncertainty poses risks of volatility in global markets, which could negatively affect BW’s operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. dealers, end customers, employees or prospective employees, all of which could adversely affect BW’s business, sales, hiring and employee retention. Implications related to BW’s non-U.S. sales may negatively impact BW’s financial operating results. These implications include foreign currency effects, tariffs, customs duties, inflation, difficulties in enforcing agreements and collecting receivables through foreign legal systems, compliance with international laws, treaties and regulations, unexpected changes in regulatory or tax environments, disruptions in supply or distribution, dependence on foreign personnel and various employee work agreements, foreign governmental action, as well as economic and social instability. In addition, there may unfavorable tax law changes.

BW may be unable to obtain financing for its working capital needs on favorable terms.

BW’s success and growth are largely dependent upon having adequate working capital to fund its business objectives and planned growth on favorable terms. BW cannot assure you that it will be able to generate cash flow or that it will be able to borrow funds in amounts sufficient to enable it to meet its working capital requirements.

Seasonal fluctuations in e-commerce activity could have a material impact on the revenue, cash flow and operating results.

BW’s revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of clients’ spending on advertising campaigns. For example, customers tend to devote more of their budgets to the fourth calendar quarter to coincide with consumer holiday spending. Moreover, the inventory in the fourth quarter may be more expensive due to increased demand for inventory. Political advertising could also cause the revenue to increase during election cycles and decrease during other periods.

BW may be subject to product liability claims for products or brands that are marketed.

As part of BW’ internet media services, they provide integrated marketing services for products or brands. If any product or brand marketed by BW were to cause personal injury or injury to property, the injured party or parties could bring claims against BW. BW could also be subject to claims that consumers were harmed due to their reliance on BW’ promotion of products or brands. If a claim were brought against BW, regardless of its merit, BW’ business and the reputation of their services may be adversely affected. If a claim were to become successful, BW may have the right under the applicable laws, rules, and regulations to seek indemnification from the relevant manufacturers or third-party brands or merchants for any compensation that BW may be required to pay to consumers in connection with product liability, personal injury, or a similar claim, if such relevant party is found liable. However, there can be no assurance that BW will be able to recover all or any amounts from these parties. Any product liability claim, regardless of its merit or success, could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on BW’ reputation, business, financial condition, and results of operations.

BW rely on a number of internet platforms to conduct their internet media business. However, operators of the platforms may curtail or inhibit BW’ ability to use the platforms, or there may be material disruption of the platforms.

BW rely on various internet platforms and social media networks to distribute marketing content. While these platforms are generally open to all users, they have no obligation to allow BW to use their platforms in the long term. The platform operators may decide at any time to curtail or inhibit BW’ ability to use such platforms if BW breach the terms of use of such platforms or for any other reason. Additionally, these platforms may increase their fees or make changes to their respective business models, terms of use, policies, or systems, and those changes could impair or restrict BW’ ability to post content. Further, platforms could cease operations unexpectedly due to a number of events, including interruptions in telecommunication services, computer viruses, and security breaches. Any of the above could reduce BW’ ability to post marketing content, drive user traffic, and reach target audiences, and thus impair BW’ ability to serve their customers, any of which could affect their ability to achieve profitability or have a material adverse effect on their business, financial condition and results of operations.

BW’s failure to maintain and grow its client base may negatively impact its revenue and business.

To sustain or increase the revenue, BW must regularly add new clients and encourage existing clients to maintain or increase the amount of marketing services purchased, as well as to adopt new features and functionalities BW offers. If competitors introduce lower-cost or differentiated offerings that compete with, or are perceived to compete with BW’s, BW’s ability to attract new clients or retain existing ones could be impaired. BW cannot assure you that the clients will continue to use its services, or that BW will be able to replace, in a timely or effective manner, departing clients with new ones that generate comparable revenue. If a major client representing a significant portion of the business decides to materially reduce its use of BW’s services or to cease using BW’s services altogether, it is possible that BW’s revenue could be significantly reduced.

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

Historically, we operated substantially in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, Enrome LLP the independent registered public accounting firms that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditors’ compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore and can be inspected by the PCAOB on a regular basis. Enrome LLP had not been subject to the determinations announced by the PCAOB on December 16, 2021. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by the Nasdaq to delist our securities. Delisting of our Class A Ordinary Shares would force holders of our Class A Ordinary Shares to sell their Class A Ordinary Shares. The market price of our Class A Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Our business was subject to certain PRC laws and regulations. There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. The uncertainty in the PRC legal system may make it difficult for us to predict the outcome of any disputes that we may be involved in.

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

Historically, we were subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. Our compliance obligations include those relating to the Data Protection Act (As revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, and among us, our subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

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

The PRC government has significant authority to intervene or influence the China operations of an offshore holding company at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless.

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

On July 11, 2025, the Company received a deficiency letter from the Listing Qualifications Department (the “Staff”) of the Nasdaq, notifying the Company that it is not in compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”) for continued listing on the Nasdaq Capital Market, as the bid price of the Company’s ordinary shares on the Nasdaq Capital Market was below $1.00 for 30 consecutive business days.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), the Company has a period of 180 calendar days, or until January 7, 2026 (the “Compliance Date”), to regain compliance with the Minimum Bid Price Requirement. If, at any time before the Compliance Date, the closing bid price of the Company’s Class A Ordinary Shares is at least $1.00 for a minimum of ten consecutive business days, the Staff will provide a written confirmation to the Company that it has regained compliance with the Minimum Bid Price Requirement.

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

As directed by Section 404 of the Sarbanes-Oxley Act of 2002 or SOX 404, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports. Under current law, the auditor attestation will not be required as long as our filing status remains as a smaller reporting company, but we may cease to be a smaller reporting company in future years, in which case we will be subject to the auditor attestation requirement. We were subject to the management report requirement for the fiscal year ended March 31, 2025, and a report of our management for the 2025 fiscal year is included under Item 15 of this annual report concluding that, as of March 31, 2025, our internal controls over financial reporting were not effective. If we cannot remediate the material weakness identified in a timely manner, investors and others may lose confidence in the reliability of our financial statements, which could adversely affect the price of our ordinary shares.

Our Class A Ordinary Shares are very thinly traded, and there can be no assurance that there will be an active market for our Class A Ordinary Shares in the future.

Our Class A Ordinary Shares are very thinly traded, and the price if traded may not reflect our value. There can be no assurance that there will be an active market for our Class A Ordinary Shares in the future. The market liquidity will be dependent on the perception of our operating business and any steps that our management might take to bring us to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. Because there may be a low price for our Class A Ordinary Shares, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in our Class A Ordinary Shares, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such ordinary shares as collateral for any loans.

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

On July 17, 2024, in connection with the Company’s strategic transition to streamline its operations and to concentrate in our core competencies in providing AI-powered solutions, the Company entered into a certain securities purchase agreement with certain non-U.S. investors, pursuant to which the Company agreed to sell up to 60,000,000 Class A Ordinary Shares at a per share purchase price of $0.45. Upon satisfying all closing conditions, the offering was consummated on August 7, 2024. The Company issued a total of 60,000,000 restricted Class A Ordinary Shares to the investors. The gross proceeds to the Company are approximately $27,000,000, before deducting any fees or expenses. The Company plans to use the net proceeds for possible strategic acquisition with companies that have an expertise in AI-powered solutions, including AI logistics and delivery services, AI e-commerce services, and AI advertising placements, and company engaged in the businesses of gas-fired power generation, and for general corporate purpose.

On September 13, 2024, the Company filed a Form F-3 registration statement, which became effective on September 27, 2024, to register the resale of up to an aggregate of 60,000,000 Class A ordinary shares, par value $0.01 per share, by the investors from the offering that closed on August 7, 2024.

On September 30, 2024 and January 13, 2025, respectively, the Company signed two promissory note purchase agreements with Ms. Minzhu Xu. Pursuant to these purchase agreements, the Company issued to Ms. Xu an 8% promissory note with principal amount of $500,000 on September 30, 2024, and another 8% promissory note with principal amount of $450,000 on January 13, 2025, which were the respective closing dates of the two transactions. Each note matures in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the two note offerings were used for the general working capital purposes of the Company.

On January 14, 2025, the Company filed a Form S-8 to register an aggregate of 10,008,701 Class A ordinary shares, par value US$0.01 per share, which are reserved for issuance under the Company’s 2024 Equity Incentive Plan. This registration statement was filed in order to register the Company’s ordinary shares that may be offered or sold to participants under this equity incentive plan, either directly or upon exercise of options or other share-based awards granted under this plan.

On February 28, 2025, the Company, BW, a corporation organized under the laws of New York, and stockholders of BW, entered into a share purchase agreement. Pursuant to the agreement, the Company agreed to acquire 102 shares of common stock of BW, representing 51% equity interest from BW’s stockholders for a total consideration of $22,440,000 in cash. The transaction was closed on March 25, 2025, upon the satisfaction or waiver of customary closing conditions, including the approval of the Company’s shareholders. On March 24, 2025, the Company’s shareholders approved the consummation of the transaction pursuant to the share purchase agreement in a general extraordinary meeting. The Company was granted the right to appoint a majority of the members of BW’s board of directors. BW operates through its two wholly owned subsidiaries, Bomie US LLC in New Jersey and WooKoo LLC in Texas, engaging in e-commerce business on TikTok as well as providing e-commerce solutions to customers. This acquisition aligns with the Company’s strategy to expand into marketing-commerce field. By securing a majority interest in BW, the Company aims to capitalize on the growing interests demand for TikTok-driven e-commerce and related solutions.

On April 3, 2025 and May 30, 2025, respectively, the Company signed two promissory note purchase agreements with Mr. Guangrong Ao, who is a non-affiliated shareholder of the Company with less than 1% of the total voting power of the Company. Pursuant to these purchase agreements, the Company issued to Mr. Ao two 8% promissory note with principal amount of $200,000 each on April 3, 2025 and on May 30, 2025, which were the respective closing dates of the two transactions. Each note matures in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the two note offerings were used for the general working capital purposes of the Company.

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

Overview of our Company

We are a holding company incorporated in Cayman Islands with no material operations of our own. Currently, our operation is conducted through our wholly owned subsidiary, 2Lab3 and 51% owned subsidiary, BW, in the U.S. Historically, through our operating subsidiaries in the PRC, we engaged in the (i) nutraceutical and dietary supplements business (divested in August 2023), (ii) e-commerce business (suspended in September 2023), (iii) internet information and advertising business (suspended in September 2023) and (iv) automobile sale business (divested in July 2024).

In March 2023, we consummated an acquisition of 100% of 2lab3, through which, we expanded our business into the AI and entertainment industries. On March 25, 2025, we closed an acquisition transaction of 51% equity interests of BW for a total consideration of $22,440,000 in cash. BW operates through its two wholly owned subsidiaries, Bomie US LLC in New Jersey and WooKoo LLC in Texas, engaging in e-commerce business on TikTok as well as providing e-commerce solutions to customers. This acquisition aligns with the Company’s strategy to expand into marketing-commerce field. By securing a majority interest in BW, the Company aims to capitalize on the growing interests demand for TikTok-driven e-commerce and related solutions.

As of the date of this annual report, we do not have any business or operations in the PRC. In connection with our historical operation in China, we faced various legal and operational risks and uncertainties related to doing business in China that could result in a material change in our operations and/or the value of our securities. We were subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and conducted regulatory actions relating to areas such as approvals, filings or other administrative requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit our and our PRC subsidiaries’ ability to conduct business and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors, accept foreign investments or list on a United States or other foreign exchange, or cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the recently promulgated Data Security Law and the Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and network information security risk in connection with the overseas listing. On September 24, 2024, the State Council promulgated the Network Data Security Administration (the “Security Administration Regulations”), which came into effect on January 1, 2025. According to the Security Administration Regulations, network data processing activities refer to the collection, storage, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. A network data processor refers to an individual or organization that independently determines the purpose and method of processing in network data processing activities. If a network data processor conducts network data processing activities that affect or may affect national security, a national security review is required. Security Administration Regulations further stipulates that if it is indeed necessary to provide important data collected or generated within the country to overseas entities, a data export security assessment organized by the national cyberspace administration must be conducted. As of today, we have not received any inquiry, notice, warning, or sanctions regarding our corporate structure from the CSRC, CAC or any other PRC governmental agency. As advised by our PRC counsel, Jingtian & Gongcheng LLP, we are unlikely to be subject to cybersecurity review, because: (i) we have not received any notice from governmental agency to treat us as an operator of critical information infrastructure, and (ii) we have not received any notice from governmental agency to treat us as an online platform operator who possesses personal information of more than one million users. In addition, we currently do not have over one million users’ personal information. If we ever became subject to the cybersecurity review of CAC in the future as the applicable rules, regulations, policies or the interpretation thereof change, during such review, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources. For additional details, see “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

Our Class A Ordinary Shares may be prohibited from trading on a national exchange or “over-the-counter” markets under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the PCAOB inspections for two consecutive years instead of three consecutive years. Pursuant to the HFCA Act, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, Enrome LLP, the independent registered public accounting firm that issue the audit report included in this prospectus, as auditors registered with the PCAOB. Enrome LLP is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with applicable professional standards. Enrome LLP is headquarter in Singapore and can be inspected by the PCAOB on a regular basis. Our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong, however, recent developments with respect to audits of China-based companies create uncertainty about the ability of our PRC subsidiaries to fully cooperate with Enrome LLP’s audit without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause trading in our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

Pursuant to the PRC Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. On September 24, 2024, the State Council promulgated the Regulations on the Network Data Security Administration (the “Security Administration Regulations”), which came into effect on January 1, 2025. According to the Security Administration Regulations, network data processing activities refer to the collection, storage, use, processing, transmission, provision, disclosure, deletion, and other activities of network data. A network data processor refers to an individual or organization that independently determines the purpose and method of processing in network data processing activities. If a network data processor conducts network data processing activities that affect or may affect national security, a national security review is required. Security Administration Regulations further stipulates that if it is indeed necessary to provide important data collected or generated within the country to overseas entities, a data export security assessment organized by the national cyberspace administration must be conducted. As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding our operations and listing from the CSRC, CAC or any other PRC governmental agency. As advised by our PRC counsel, Jingtian & Gongcheng LLP, we do not expect to be subject to cybersecurity review because: (i) we are not an operator of critical information infrastructure, and (ii) we are not an online platform operator who possesses personal information of more than one million users.

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

Cash Flows through Our Organization

The cash transfers within our organization are generally made in the following manners: (i) the Company transfers cash to its subsidiaries by way of providing loans, making capital contributions and providing operating cash, and (ii) the Company’s subsidiaries transfer cash to the Company by way of repayment of loans and repayment of operating cash due to the Company. Other than cash transfers, no transfer of other assets has occurred between the Company and its subsidiaries. The following table presents cash transfers between the Company and its subsidiaries for the fiscal year ended March 31, 2025, 2024, and 2023:

The Company transfers cash to its subsidiaries by way of	FY2025	FY2024	FY2023
cash dividends	$-	$-	$-
providing loans	$-	$-	$-
making capital contributions	$-	$-	$660,000
providing operating cash	$-	$-	$500,136
Total	$-	$-	$1,160,136

The Company’s subsidiaries transfer cash to the Company by way of	FY2025	FY2024	FY2023
repayment of loans	$-	$-	$-
repayment of operating cash	$-	$-	$-
Total	$-	$-	$-

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

Products and Services

E-Commerce and E-commerce Enablement Solutions

BW, through its wholly owned subsidiaries, Bomie US LLC (“Bomie US”) and WooKoo LLC (“Wookoo”), as an e-commerce company and also provides TikTok-related e-commerce solutions for customers.

BW generates revenue through multiple channels, including product sales on its own TikTok Shops, collaborative sales with key opinion leaders (KOLs) often supported by advertising, and direct B2B sales. In addition, BW earns service-based fees by providing e-commerce enablement solutions such as livestreaming operations, influencer engagement, and ad placement for third-party merchants.

AI Entertainment Application

Currently, we engage in the AI-powered entertainment industry, aiming to provide users with AI-driven games and applications to deliver immersive and engaging entertainment experiences.

2Lab3, a Los Angeles-based company and a wholly owned subsidiary of our Company, transitioned its focused from Web 3.0 to AI-powered applications. 2lab3 was working on the launch an AI-powered application called SimTwin. By utilizing AI technology, SimTwin will analyze users’ social interactions and emotional expressions to create digital personas. This will allow users to interact with digital versions of people, including deceased loved ones, and capture significant life moments. The development of SimTwin is outsourced to a third party specialist company. The SimTwin application was initially scheduled for release on the Apple App Store and Google Play Store in the third quarter of 2024. However, internal testing conducted in early 2025 indicated that the application's performance did not meet expectations. As a result, the Company made the decision to discontinue the development of this application.

In addition, pursuant to the development agreement dated November 12, 2023, Blueline has been developing and delivering certain interactive game application, 10,000 Lives (formerly known as Hollywood Sunshine), and we are entitled to all the right, title, and interest in 10,000 Lives, excluding any background technology (as defined in the development agreement). The game 10,000 Lives is a mobile game where players pursue various careers and life goals using a board game mechanic. Players earn dice to move on the board, collect money, participate in mini-games, and upgrade relics to achieve goals such as becoming a basketball player, singer, or doctor. The game integrates AI-generated content to create context for current life goals and stories around player interactions, and features celebrity partnerships for a socially connected experience. Originally planned for PC, Blueline has shifted the focus of 10,000 Lives to a mobile-only release. The game is expected to launch in the fourth quarter of 2025.

Our Legacy Businesses

Automobile Sales

In November 2020, the Company began its automobile sales business. The Company entered into agreements with automobile companies to purchase cars and obtain authorization to distribute the cars in different cities in China including Xiamen, Zhangzhou and Hangzhou. The Company utilized its online platform of “Taochejun” on WeChat, as a WeChat Mini Program, to link comprehensive automobile trade and resource providers, and provided vehicle source solutions for automobile dealers. However, the automobile sales business did not generate any revenue since April 2024 and has been divested in July 2024.

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

Sales and Marketing

E-commerce

BW’s sales and marketing strategy focuses on leveraging short-form video, livestreaming, and influencer (KOL) engagement to drive product discovery, consumer engagement, and conversion across social commerce platforms.

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

Competition

E-Commerce Solutions

The rise of social commerce has transformed digital marketing and e-commerce, with platforms like TikTok becoming dominant sales channels for brands targeting younger audiences. The U.S. TikTok Shop market has experienced rapid expansion, driven by influencer-driven purchasing behavior, short-form video engagement, and AI-driven content recommendations. BW aims positioned itself to capitalize on this trend by continuously. Key trends include the rise of live‑stream selling, influencer marketing and social shopping; platforms increasingly integrate payment, fulfillment and promotional tools to simplify merchant onboarding.

Geographically, we are aiming to establish a strong presence in North America.

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

Insurance

As required by applicable laws and regulations in the United States, we provide our full-time employees with workers’ compensation insurance and medical insurance coverage. We maintain these employee benefit programs in accordance with relevant federal and state requirements. In addition, we have obtained and maintain insurance policies to cover workplace injuries, disability, and healthcare needs of our eligible employees. We believe we are in compliance with all applicable regulations and have made adequate provision for such coverage in our financial statements. However, any failure to maintain sufficient insurance coverage or to comply with applicable legal requirements could result in penalties, additional costs, or other liabilities imposed by the relevant authorities.

Seasonality

There is no seasonality impact to the business of E-Commerce solutions or the AI entertainment business.

Employees

We currently have 25 full-time employees, based in the U.S. We have employment contracts with all of our employees in accordance with relevant U.S. laws. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We have not experienced any work stoppages.

Competitive Advantage

For our e-commerce and e-commerce enablement solutions business, we believe our competitive advantages are as follows:

Platform-Focused Operational Experience: BW focuses its operations on TikTok shops, allowing it to develop experience in content creation, campaign execution, and store management tailored to the platform’s features and user dynamics. This focus supports the performance of both its self-operated stores and the services it provides to third-party merchants.

Robust Influencer and Content Network: WooKoo maintains a wide network of influencers and creators. It partners with third-party professionals to pair brands with the right content partners to run live‑stream sales and short‑form video campaigns, boosting exposure and engagement.

End‑to‑End Solutions: BW provides a range of support services to merchants looking to establish and operate TikTok Shops. Leveraging its platform expertise, BW helps brands and merchants navigate and grow within the rapidly evolving landscape of social and livestream commerce.

Regulations

BW is subject to a variety of domestic and foreign laws and regulations in the United States and abroad involving matters that are important to, or may otherwise impact our live-stream sales and e-commerce solution service business. These include laws related to advertising and marketing practices, consumer protection, intellectual property protection and infringement prevention, privacy and data security, intermediary liability, and taxation. Many of these legal frameworks can be enforced not only by government authorities but also by private parties. These laws and regulations continue to evolve and may change significantly over time. Consequently, the application, interpretation, and enforcement of these regulatory frameworks—whether existing, newly proposed, or amended—remain uncertain and may vary by jurisdiction and over time, particularly as they pertain to the rapidly evolving digital commerce and live-streaming landscape.

Federal Trade Commission Act (15 U.S.C. § 45), particularly Section 5, prohibits “unfair or deceptive acts or practices in or affecting commerce.” This includes false advertising, misleading pricing claims, and failure to honor stated return or refund policies. The FTC enforces this provision against companies that engage in conduct likely to mislead consumers acting reasonably under the circumstances. In addition, Federal Trade Commission’s (FTC) Endorsement Guides (16 CFR Part 255) are designed to ensure that endorsements and testimonials used in marketing communications are truthful, not misleading, and include clear disclosure of any material connection between the endorser and the sponsoring brand. These obligations apply to all formats of promotional content, including short-form videos and live-streams on social media platforms such as TikTok and Instagram. Disclosures must be made in a manner that is both clear and conspicuous to consumers, regardless of the informal or real-time nature of the content.

Because BW’s marketing activities may reach younger audiences, BW may be subject to the Children’s Online Privacy Protection Act (COPPA). COPPA imposes specific obligations on operators of websites, applications, and online services that are either directed toward children under the age of 13 or that knowingly collect personal information from such children. These obligations include obtaining verifiable parental consent prior to collecting, using, or disclosing personal information, providing a publicly accessible privacy policy, offering parents the ability to review and delete their child’s data, and maintaining reasonable safeguards for protecting children’s information. These requirements are particularly relevant to its use of platforms such as TikTok and YouTube, where underage users may be part of the viewing audience.

Furthermore, BW needs to comply with the Restore Online Shoppers’ Confidence Act (ROSCA), a federal law that aims to prevent deceptive online sales practices, especially in the context of free trials, negative option billing, and subscription-based models. Under ROSCA, all material terms of a transaction—including total cost, trial period duration, and cancellation procedures—must be clearly disclosed prior to the completion of a purchase. Express informed consent must be obtained from the consumer before any credit card is charged, and a simple, transparent mechanism for canceling recurring charges must be provided. These provisions are intended to promote transparency and protect consumers from unauthorized or unintended purchases.

In terms of consumer protection, BW must also comply with various state-level laws, most notably the Unfair or Deceptive Acts and Practices (UDAP) statutes. While these laws generally align with federal standards, they may impose additional obligations or establish separate enforcement mechanisms. UDAP laws prohibit deceptive, fraudulent, or unfair marketing and sales practices and are enforced by state Attorneys General as well as, in some jurisdictions, private litigants.

INFORM Consumers Act, which became effective in June 2023, is intended to enhance transparency and accountability in online marketplaces by imposing specific obligations on platforms and third-party sellers engaged in high-volume sales. Although the primary regulatory burden falls on the platform operators, the law requires high-volume third-party sellers, who conduct 200 or more transactions totaling at least $5,000 in a 12-month period, to provide verified information such as their full name, physical address, bank account, and tax identification number. This data must be periodically updated and may be disclosed to consumers under certain conditions. As a seller operating on platforms covered by this law, BW is responsible for cooperating with identity and financial verification requirements, as well as for ensuring the accuracy of information disclosed to consumers. Failure to comply may result in suspension from the platform or civil penalties.

Moreover, BW’s live-streaming and marketing operations require careful adherence to intellectual property laws, including the Copyright Act of 1976, the Digital Millennium Copyright Act (DMCA), and the Lanham Act. These laws regulate BW’s use of third-party music, video content, logos, trademarks, and other protected intellectual property during live-streamed events. Unauthorized use of such materials may result in takedown notices, financial liability, platform penalties, or reputational damage. In particular, BW may face liability under trademark law if it is alleged to have used another party’s brand name, logo, or trade dress in a misleading or unauthorized manner.

BW’s operations are also governed by laws and regulations specific to the product categories we offer for sale, including leather goods and sportswear. For example, the FTC’s Textile and Wool Acts require accurate labeling of fiber content, country of origin, and care instructions for apparel and textile items. Leather products are also subject to labeling standards that prohibit misrepresentation of material content, such as using the terms “genuine leather” or “full-grain” without meeting established definitions and industry norms. In addition, BW may be subject to safety regulations enforced by the Consumer Product Safety Commission (CPSC), especially when its products involve materials, components, or design elements that could present risks related to flammability, chemical exposure, or choking hazards.

As an online retailer that sources products from wholesalers, manufacturers, or other sellers, we must also consider potential exposure to intermediary liability—legal responsibility that can arise when a seller facilitates the sale of goods that are defective, mislabeled, counterfeit, or otherwise non-compliant with applicable law. Although primary liability may rest with the original manufacturer or importer, U.S. law permits enforcement actions and private claims to be brought against downstream sellers in certain situations.

Additionally, BW is subject to a complex framework of state and local sales and use tax laws that govern our sale of goods via live-stream and e-commerce platforms. Following the U.S. Supreme Court’s decision in South Dakota v. Wayfair, Inc., states may impose sales tax obligations on remote sellers, including those without a physical presence in the state, once certain economic nexus thresholds are met. In many states, “marketplace facilitator” statutes have shifted the obligation to collect and remit taxes to platforms such as TikTok Shop, Shopify, and Amazon. However, even when these platforms assist in tax collection, BW remains ultimately responsible for ensuring compliance with applicable tax reporting, registration, and remittance requirements. Non-compliance with such obligations may subject it to audits, penalties, interest, and reputational harm.

PRC Laws and Regulations Relating to Our Business

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

On September 6, 2024, the NDRC and the Ministry of Commerce, jointly issued the 2024 Negative List, which became effective on November 1, 2024. Pursuant to the 2024 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2024 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the 2024 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.

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

The Special Administrative Measures for Access of Foreign Investment (Foreign Investment Access Negative List) set forth in the 2017 Catalogue was replaced by the Special Administrative Measures for Access of Foreign Investment (Negative List) (2018 Version), or the 2018 Negative List, promulgated on June 28, 2018 with effect on July 28, 2018, which imposes the same restriction and prohibition on foreign investors. On June 30, 2019, the MOFCOM and the NDRC jointly released the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which became effective on July 30, 2019 and replaced the previous list of the industries in which foreign investment is encouraged to invest under the 2017 Catalogue, and the Special Administrative Measures for Access of Foreign Investment (Negative List) (2019 Version), or the 2019 Negative List, which became effective on July 30, 2019 and replaced the 2018 Negative List. On June 23, 2020, the MOFCOM and the NDRC jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2020 Version), or the 2020 Negative List, which superseded the 2019 Negative List on July 23, 2020. On December 27, 2021, the NDRC and the MOFCOM jointly released the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Version), or the 2021 Negative List which came into effect on January 1, 2022 and replaced the 2020 Negative List. Then, on September 6, 2024, the NDRC and the MOFCOM promulgated the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the Negative List, which became effective on November 1, 2024, replacing previous negative list.

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

Company Law

The establishment and operation of corporate entities in China is governed by the PRC Company Law, which was promulgated by the Standing Committee of the NPC on December 29, 1993 and became effective on July 1, 1994 (“1993 PRC Company Law”). It was subsequently amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, October 26, 2018 and July 1, 2024.

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

PRC Laws and Regulations Relating to Foreign Investment

With respect to the establishment and operation of wholly foreign-owned projects, or WFOE, the MOFCOM and NDRC, promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List”) on September 6, 2024, which became effective on November 1, 2024. The 2024 Negative List will replace the Special Administrative Measures for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”) and serve as the main basis for management and guidance for the MOFCOM to manage and supervise foreign investments. Those industries not set out on the 2024 Negative List shall be classified as industries permitted for foreign investment. None of our Group’s business activities are listed on the 2024 Negative List, nor on the 2021 Negative List. Therefore, the Company is able to conduct its business through its wholly owned PRC Subsidiaries without being subject to restrictions imposed by the foreign investment laws and regulations of the PRC.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information—D. Risk Factors.” All amounts included herein with respect to the fiscal years ended March 31, 2025, 2024, and 2023 are derived from our audited consolidated financial statements included elsewhere in this annual report. The audited consolidated financial statements for the fiscal years ended March 31, 2025, 2024, and 2023 have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

We are a holding company incorporated in Cayman Islands with no material operations of our own. Currently, our operation is conducted through our wholly owned subsidiaries: 2Lab3 and Bomie Wookoo Inc in the U.S. Historically, through our operating subsidiaries in the PRC, we engaged in the (i) nutraceutical and dietary supplements business (divested in August 2023), (ii) e-commerce business (suspended in September 2023), (iii) internet information and advertising business (suspended in September 2023) and (iv) automobile sale business (divested in July 2024).

In March 2025, we consummated an acquisition of 51% of Bomie Wookoo Inc in March 2025. Through this acquisition, we now engage in the e-commerce business on TikTok as well as providing e-commerce solutions to customers. BW generates revenue through multiple channels, including product sales on its own TikTok Shops, collaborative sales with key opinion leaders (KOLs) often supported by advertising, and direct B2B sales. In addition, BW earns service-based fees by providing e-commerce enablement solutions such as livestreaming operations, influencer engagement, and ad placement for third-party merchants.

On March 28, 2023, we closed an acquisition of 100% membership interests of 2lab3. 2lab3 is a Los Angeles-based company engaged in the business of  developing AI-powered applications.

In summary, we generated a revenue and had net loss of $71,542 and $8,305,429, respectively, for the year ended March 31, 2025, representing an increase of $71,542 or 100.00% and decrease of $1,621,895 or 16.34% respectively, compared with the fiscal year ended March 31, 2024, during which we generated revenue and had net loss of $0 and $9,927,324, respectively. We incurred our net loss from continuing operations of $7,002,647 and net loss from discontinued operations of $1,302,782 for the year ended March 31, 2025. We incurred a net loss of $9,927,324 for the year ended March 31, 2024, representing a decrease of $62,259,792 or 86.25%, compared with the fiscal year ended March 31, 2023, during which we incurred net loss of $72,187,116.

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

As of March 31, 2025, goodwill resulting from business acquisitions has two reporting units, including BW and 2Lab3. The Company evaluates whether there are indicators of goodwill impairment on quarterly basis and performs the annual goodwill impairment assessment as of March 31. As of March 31, 2025, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value.

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recorded impairment of intangible asset amounted to $1,108,333 as of March 31, 2025 and there were no impairments of these assets as of March 31,  2024.

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

Revenue Recognition

For the last three fiscal years, the Company generated its revenue mainly from sales of healthcare products, automobiles, online store sales and internet information and advertising services.

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

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

Healthcare products

The Company sold nutraceutical and dietary supplements to third-party distributors and experience stores. Experience stores were owned by third parties, which are located in tourist sites where the sales consultants gave in-depth presentation of the origin, tradition and history of the Company’s products. Tourists were guided to enjoy a presentation of traditional Chinese herb culture offered by the distributors in the experience store and be presented with the Company’s healthcare products. The Company was a principal for the healthcare product sales as i) the Company produced or obtained control of the specified goods before transferring to the customers; ii) the Company had the right to determine the sales price; iii) the Company bear the risk of inventories and collection of consideration. For all sales, the Company requires a signed contract and sales order, which specifies pricing, quantity and product specifications. Under ASC 606, the Company recognized revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expected to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to distributors’ or the experience stores’ premises and evidenced by signed acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company had unconditional right to receive full payment of the sales price, upon the delivery of the products to distributors or experience stores and the signing of their acknowledgment. Distributors and experience stores were required to pay under the customary payment terms, which is generally less than six months. According to the sales agreement, the healthcare product sold cannot be returned after the acknowledgement.

Automobile

The Company sold automobiles in fiscal year 2022. For all sales, the Company required a signed contract and sales order, which specifies pricing, quantity and product specifications. The Company was a principal for the automobiles sales as i) the Company produce or obtain control of the specified goods before transferring to the customers; ii) the Company has the right to determine the sales price; iii) the Company bear the risk of inventories and collection of consideration. Under ASC 606, the Company recognized revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. According to the contract, the automobile sold cannot be returned after the customer acknowledgement. The selling price, which was specified in the signed sales orders, is fixed. The Company had unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment, which is within 3 months after sales.

Online store

The Company sold various goods through its online store business in fiscal year 2022. For all sales, the Company required a sales order generated by the online store platform, which specifies pricing, quantity and product specifications. The Company was a principal for the online store sales as i) the Company produced or obtained control of the specified goods before transferring to the customers; ii) the Company had the right to determine the sales price; iii) the Company bear the risk of inventories and collection of consideration. Under ASC 606, the Company recognized revenue upon the satisfaction of its performance obligation, which is to transfer the control of the promised products to customers in an amount that reflects the consideration to which the Company expected to be entitled to in exchange for those products, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The transfer of control of the products is satisfied at a point in time, which is the delivery of the products to customers’ premises and evidenced by signed customer acknowledgment. The selling price, which is specified in the signed sales orders, is fixed. The Company had unconditional right to receive full payment of the sales price, upon the delivery of the products to customers and the signing of the customer acknowledgment unless the customers require sales return within 7 days after the acknowledgement. Customers were required to pay to the third-party platform before the goods were send out and the Company would receive the amount from the third-party platform after the customer sign off the acceptance form on the platform.

Internet information and advertising service

The Company provideed internet information and advertising services online. For all sales, the Company required a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company had the right to determine the sales price; ii) the Company bear the collection risks; iii) the Company was responsible to the service provided. Under ASC 606, the Company recognized revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expected to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided was satisfied at a point in time, which is the time when the information and advertising service is performed. No sales return is permitted after the service performed according to the contract signed. The selling price per click, which was specified in the signed sales orders, is fixed. The Company had unconditional right to receive full payment of the sales price, upon the completion of the service. Customers were required to pay to the Company in advance according to the contract.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the years ended March 31, 2025, 2024 and 2023:

	For the years ended March 31,
	2025	2024	2023
Internet information and advertising service	$71,542	$-	$-
Revenue	$71,542	$-	$-

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the PRC. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of operation and other comprehensive income (loss) and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of comprehensive income (loss).

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

	March 31, 2025	March 31, 2024	March 31, 2023
Period-end spot rate	US$1=RMB 7.1782	US$1=RMB 7.0950	US$1=RMB 6.8717
Average rate	US$1=RMB 7.1349	US$1=RMB 7.1157	US$1=RMB 6.8855

A. Operating Results

Comparison of Fiscal Years Ended March 31, 2025, 2024, and 2023

The following table presents an overview of our results of operations for the years ended March 31, 2025, 2024 and 2023:

(All amounts, other than percentages, in U.S. dollars)

	For the years ended March 31,
	2025	2024	2023
Revenues	$71,542	$-	$-
Cost of revenues	(62,526)	-	-
Gross profit	9,016	-	-

Operating expenses:
Selling and marketing	(1,445)	(94)	(911,111)
General and administrative	(2,306,613)	(2,462,001)	(3,091,478)
Goodwill impairment	(3,376,186)	(1,807,848)	-
Intangible asset impairment	(1,108,333)	-	-
Total operating expenses	(6,792,577)	(4,269,943)	(4,002,589)

Operating loss	(6,783,561)	(4,269,943)	(4,002,589)

Other income (expenses):
Interest income	156	-	1
Interest expense	(261,854)	(39,167)	-
Other income, net	42,612	19,915	(277,288)
Total other expenses, net	(219,086)	(19,252)	(277,287)

Loss from continuing operations before income taxes	(7,002,647)	(4,289,195)	(4,279,876)

Income tax expenses	-	-	-

Net loss from continuing operations	$(7,002,647)	$(4,289,195)	$(4,279,876)

Net loss from discontinued operations before tax	(935,559)	(13,185,557)	(67,907,240)
(Loss) Gain on disposal of discontinued operations	(367,223)	7,547,428	-
Net loss from discontinued operations	(1,302,782)	(5,638,129)	(67,907,240)

Net loss	(8,305,429)	(9,927,324)	(72,187,116)

Year Ended March 31, 2025 Compared to Year Ended March 31, 2024

Revenues

We generated $71,542 in revenues for the fiscal year ended March 31, 2025, representing an increase of $71,542 or 100.00%, as compared with $0 for the fiscal year ended March 31, 2024. The increase was primarily due to the increase of the revenues generated from the internet information and advertising service business.

Since we have disposed the nutraceutical and dietary supplement, e-commerce business in September 2023 and disposed the automobiles sales business and July 2024, the revenue generated from the nutraceutical and dietary supplement, e-commerce and automobile sales was reclassified into the net income (loss) from discontinued operations account.

Beginning in April 2025, we have gradually shifted toward the development of e-commerce marketing services and e-commerce solutions to customers that would like to establish a presence on TikTok.

Cost of Revenues

Total cost of revenues was $62,526 for the fiscal year ended March 31, 2025, representing a increase of $62,526 or 10.00%, compared with $0 for the fiscal year ended March 31, 2024. The gross margin ratio of us was 12.60% for the fiscal year ended March 31, 2025.

Selling and Marketing Expenses

We incurred $1,445 in selling and marketing expenses for the fiscal year ended March 31, 2025, representing an increase of $1,351 or 1,437.23%, compared with $94 for the fiscal year ended March 31, 2024. Selling and marketing expenses remained stable in fiscal 2025 compared to fiscal 2024.

General and Administrative Expenses

We incurred $2,306,613 in general and administrative expenses for the fiscal year ended March 31, 2025, representing a decrease of $155,388 or 6.31%, compared with $2,462,001 for the fiscal year ended March 31, 2024. The decrease was primarily attributable to the decreased headcount and service fee result from the business strategy structure optimization.

Goodwill impairment

We recognized $3,376,186 in goodwill impairment for the fiscal year ended March 31, 2025, representing an increase of $1,568,338 or 86.75%, compared with $1,807,848 for the fiscal year ended March 31, 2024. The increase was primarily due to failure to reach the projected performance of the AI-powered application developed by 2lab3. We have assessed and recorded the goodwill impairment of acquired 2lab3 amounted to $3,376,186 as of March 31, 2025.

Intangible asset impairment

We recognized $1,108,333 in intangible asset impairment for the fiscal year ended March 31, 2025, representing a increase of $1,108,333 or 100.00%, compared with $0 for the fiscal year ended March 31, 2024. The increase was primarily due to failure to reach the projected performance. We have assessed and recorded the intangible asset impairment of acquired 2lab3 amounted to $1,108,333 as of March 31, 2025.

Operating loss

As a result of the factors described above, our operating loss was $6,783,561 for the fiscal year ended March 31, 2025, compared with operating loss of $4,269,943 for the fiscal year ended March 31, 2024, increased by $2,513,618 or 58.87%. The increase was primarily due to the impairment of goodwill and intangible asset recorded for 2lab3.

Interest income

Our interest income of $156 for the fiscal year ended March 31, 2025 increased by $156 or 100.00%, compared with interest income of $0 for the fiscal year ended March 31, 2024. The interest income was stable during the two years of ended March 31, 2025.

Interest expense

Our interest expense of $261,854 for the fiscal year ended March 31, 2025 increased by $222,687 or 568.56%, compared with interest expense of $39,167 for the fiscal year ended March 31, 2024. The increase was mainly due to the increase of an unsecured loan payable to the related party, bearing a fixed interest rate of 8%.

Other Income

Our other income of $42,612 for the fiscal year ended March 31, 2025 increased by $22,697 or 113.97% compared with other income of $19,915 for the fiscal year ended March 31, 2024. The increase was primarily attribute to the foreign exchange gain of $45,556, offset by non-operating expenses of $2,944 for the fiscal year ended March 31, 2025.

Net loss from continuing operations

Our net loss from continuing operations for the fiscal year ended March 31, 2025 was $7,002,647, representing an increase of $2,713,452 or 63.26%, compared with net loss from continuing operations of $4,289,195 for the fiscal year ended March 31, 2024. The increasing was primarily attribute to the goodwill impairment recorded for 2lab3.

Net loss from discontinued operations

Our net loss from discontinued operations for the fiscal year ended March 31, 2025 was $1,302,782, representing an decrease of $4,335,347, compared with net loss from discontinued operations of $5,638,129 for the fiscal year ended March 31, 2024. This reduction was primarily attributable to the fact that the divested automobile sales business in 2025 accounted for a smaller proportion of our total operations than the discontinued operation nutraceutical and dietary supplements (healthcare products), e-commerce, internet information and advertising business in 2024.

On July 5, 2024, we sold all of the equity interests of Happiness Hong Kong with its automobile sales business for approximately HK$10,000 as consideration. Beginning on July 7, 2024, we no longer retained any financial interest over automobile sales business and accordingly deconsolidated this business’ financial statements from our consolidated financial statements and accordingly deconsolidated automobile sales business’ financial statements from our consolidated financial statements.

Net loss

As a result of the factors described above, our net loss for the fiscal year ended March 31, 2025 was $8,305,429, representing an decrease of $1,621,895 or 16.34%, compared with net loss of $9,927,324 for the fiscal year ended March 31, 2024.

Year Ended March 31, 2024 Compared to Year Ended March 31, 2023

Selling and Marketing Expenses

We incurred $94 in selling and marketing expenses for the fiscal year ended March 31, 2024, representing a decrease of $911,017 or 99.99%, compared with $911,111 for the fiscal year ended March 31, 2023. The decrease was primarily due to the decreased advertising costs, and network flow fee.

General and Administrative Expenses

We incurred $2,462,001 in general and administrative expenses for the fiscal year ended March 31, 2024, representing a decrease of $629,477 or 20.36%, compared with $3,091,478 for the fiscal year ended March 31, 2023. The decrease was primarily attributable to the decreased headcount and service fee result from the business strategy structure optimization.

Goodwill impairment

We recognized $1,807,848 in goodwill impairment for the fiscal year ended March 31, 2024, representing a increase of $1,807,848 or 100.00%, compared with $0 for the fiscal year ended March 31, 2023. The increase was primarily due to failure to reach the projected performance. We have assessed and recorded the goodwill impairment of 2lab3 amounted to $1,807,848 as of March 31, 2024.

Operating loss

As a result of the factors described above, our operating loss was $4,269,943 for the fiscal year ended March 31, 2024, compared with operating loss of $4,002,589 for the fiscal year ended March 31, 2023, increased by $267,354. The increasing was primarily attribute to the goodwill impairment recorded for 2lab3.

Interest expense

Our interest expense of $39,167 for the fiscal year ended March 31, 2024 increased by $39,167 or 100.00%, compared with interest expense of $0 for the fiscal year ended March 31, 2023. The increase was mainly due to the increase of an unsecured loan payable to the third party, bearing a fixed interest rate of 8%.

Other Income, net

Our other income of $19,915 for the fiscal year ended March 31, 2024 increased by $297,203 or 107.18% compared with other expense of $277,288 for the fiscal year ended March 31, 2023. The increase was primarily due to the higher amount of the disposal of equipment and exchange gain for the fiscal year ended March 31, 2023.

Net loss from continuing operations

Our net loss from continuing operations for the fiscal year ended March 31, 2024 was $4,289,195, representing an increase of $9,319, compared with net loss from continuing operations of $4,279,876 for the fiscal year ended March 31, 2023. Net loss from continuing operations remained relatively unchanged between the two fiscal years.

Net loss from discontinued operations

Our net loss from discontinued operations for the fiscal year ended March 31, 2024 was $5,638,129, representing an decrease of $62,269,111, compared with net loss from discontinued operations of $67,907,240 for the fiscal year ended March 31, 2023. The decreasing was primarily due to the reason that we generated $7,547,428 in gain on disposal of discontinued operations for the fiscal year ended March 31, 2024 by sale of the business of the nutraceutical and dietary supplements (healthcare products), e-commerce, internet information and advertising with cash consideration of $11,664,348 received for the fiscal year ended March 31, 2024. It also having positive influence of the business strategy structure optimization of the businesses of the nutraceutical and dietary supplements (healthcare products), e-commerce, internet information and advertising for the fiscal year ended March 31, 2024 and 2023.

Net loss

As a result of the factors described above, our net loss for the fiscal year ended March 31, 2024 was $9,927,324, representing a decrease of $62,259,792, compared with net loss of $72,187,116 for the fiscal year ended March 31, 2023 as a result of the termination of the discontinued operations.

B. Liquidity and Capital Resources

The following table presents an overview of cash flows for the periods indicated:

	For the years ended March 31,
	2025	2024	2023

Net cash used in operating activities	$(2,669,456)	$(13,105,978)	$(20,705,496)
Net cash (used in) provided by investing activities	(27,046,341)	11,698,379	89,322
Net cash provided by financing activities	29,006,249	-	3,145,524
Effect of exchange rate changes on cash and cash equivalents	26,661	(1,003,646)	1,092,526
Net decrease in cash and cash equivalents	$(682,887)	$(2,411,245)	$(16,378,124)

As of March 31, 2025, 2024 and 2023, we had cash and cash equivalents of $261,355, $341,779 and $1,522,292, respectively. We had short-term investments of $4,758,797 as of March 31, 2025 and we did not had any other short-term investments as of March 31, 2024. As of March 31, 2025 and 2024, our current assets were approximately $7.19 million and $2.85 million, respectively, and our current liabilities were approximately $6.40 million and $2.56 million, respectively.

 Operating Activities

Net cash used in operating activities for the year ended March 31, 2025 was approximately $2.67 million, which was primarily attributable to a net loss approximately $7.20 million, adjusted for non-cash items for approximately $4.12 million, adjustments for changes in working capital approximately $0.10 million and net cash provided by operating activities from discontinued operations for approximately $0.30 million. Net cash used in operating activities for the year ended March 31, 2024 was approximately $13.11 million, which was primarily attributable to a net loss approximately $9.93 million, adjusted for non-cash items for approximately $5.28 million, adjustments for changes in working capital approximately $1.06 million and net cash provided by operating activities from discontinued operations for approximately $3.16 million. Net cash provided by operating activities for the year ended March 31, 2023 was approximately $20.71 million, which was primarily attributable to a net loss approximately $72.19 million adjusted for non-cash items for approximately $3.01 million, adjustments for changes in working capital approximately $0.01 million and net cash provided by operating activities from discontinued operations for approximately $54.48 million.

The decrease in the year ended March 31, 2025 was mainly due to the business strategy adjustment in loss-making subsidiaries.

Investing Activities

Net cash used in investing activities was $27.05 million for the year ended March 31, 2025, and net cash provided by investing activities were $11.70 million and $0.09 million for the year ended March 31, 2024 and 2023, respectively. For the year ended March 31, 2025, the cash used was primarily attributable to the purchase of 51% equity interest in Bomie Wookoo Inc. For the year ended March 31, 2024, the result was mainly generated from the cash consideration from the disposal of the discontinued operation of approximately $11.70 million. For the year ended March 31, 2023, the result was primarily attributable to the disposal of equipment generated from the discontinued subsidiaries.

Financing Activities

Net cash provided by financing activities was approximately $29.01 million, $0 and $3.15 million for the year ended March 31, 2025, 2024 and 2023, respectively. Net cash provided by financing activities from continuing operations for the year ended March 31, 2025 was primarily generated from the proceeds amounted to $27.00 million of the offering of 60,000,000 Class A Ordinary Shares and increase of the amount due to the related party amounted to $1.85 million. Net cash provided by financing activities for the year ended March 31, 2023 was mainly attributable to capital contributions of net proceeds $3.00 million from issuance of new ordinary shares.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the construction of facilities, purchase of fixed assets and intangible assets as a result of our business growth. No capital expenditures was incurred for the years ended March 31, 2025, 2024 and 2023.

Related Party Transactions

In addition to the executive officer compensation arrangements discussed in “Executive Compensation,” below we describe transactions since April 1, 2024, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

On September 30, 2024, we signed a promissory note purchase agreement with Ms. Minzhu Xu, who is the chairperson of the Company’s board of directors. Pursuant to the Purchase Agreement, we issued an 8% promissory note with principal amount of $500,000 to Ms. Xu on September 30, 2024, the closing date of this transaction. The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by us prior to its maturity date.

On May 20, 2024, we signed a promissory note purchase agreement with Ms. Minzhu Xu. Pursuant to the Purchase Agreement, we issued an 8% promissory note with principal amount of $750,000 to Ms. Xu on May 20, 2024, the closing date of this transaction. The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by us prior to its maturity date.

On January 13, 2025, we signed a promissory note purchase agreement with Ms. Minzhu Xu. Pursuant to the Purchase Agreement, we issued an 8% promissory note with principal amount of $450,000 to Ms. Xu on January 13, 2025. The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by us prior to its maturity date.

The above-mentioned proceeds from the Note Offering will be used for the general working capital purposes of us.

There was no other material related party transaction as of March 31, 2025 and 2024.

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

Holding Company Structure

We are a holding company with no material operations of our own. We used to conduct our operations through our subsidiaries in China. As a result, our ability to pay dividends depended upon dividends paid by our PRC subsidiaries in previous years.

Currently, our operation is conducted through our wholly owned subsidiaries, 2Lab3 and 51% owned subsidiary, Bomie Wookoo Inc in the United States.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

As of the date of this annual report, our directors and executive officers are as follows:

Name	Age	Position
Xiaoyue Zhang	37	Chief Executive Officer, Director
Ling Guo	46	Chief Financial Officer
Minzhu Xu	44	Chairperson of the Board
David Sean Lu	33	Director
Alex Lightman	65	Director
Yijian Xu	61	Director

Below is a summary of the business experience of each of our executive officers and directors:

Xiaoyue Zhang

Ms. Xiaoyue Zhang has extensive experience in management. She is the founder of Zeo Creation LLC and has been in charge of its management since January 2019. From July 2019 to December 2023, she was the assistant to the chairman of PX Global Advisors, LLC, where she was responsible for the project management. From August 2020 to January 2022, Ms. Zhang served as a director at Hudson Capital Inc. (now known as Freight Technologies, Inc.). From March 2022 to December 2023, she was the vice president of NY Swap Holding Ltd., where she focused on office management. Ms. Zhang obtained her bachelor’s degree in business Japanese from Zhengzhou University in 2011, and her master’s degree in marketing from Pace University in 2016.

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

Employment Agreement with Ling Guo

On April 29, 2024, we entered into an employment agreement with our CFO, Ms. Ling Guo, effective on the same day. Pursuant to such agreement, she shall receive an annual base salary of $27,000 in cash, paid in periodic installments in accordance with the Company’s regular payroll practices, and $27,000 worth of Class A ordinary shares of the Company, par value $0.01 per share pro-rated over twelve (12)-month period, payable on December 31 each year. Such compensation is subject to annual review and adjustment by the Board. Ms. Guo is also eligible for bonus, benefits and reasonable expenses reimbursement.

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

On May 1, 2025, compensation committee of the board of the Company proposed, approved and ratified an adjustment to Ms. Guo’s compensation for her services as the CFO of the Company. As a result, effective on May 1, 2025, Ms. Guo’s annual base salary was increased from $27,000 in cash and $27,000 in Class A ordinary shares of the Company, par value $0.01 per share to $150,000 in cash, to be paid in periodic installments in accordance with the Company’s regular payroll practices, and $50,000 in Class A ordinary shares, pro-rated over twelve (12)-month period. Such compensation of shares will be payable on December 31 each year.

B. Compensation

Directors and Executive Compensation

The following table represents compensation earned by our executive officers in the fiscal year ended March 31, 2025:

Name and Principal Position	Salary ($)	Bonus ($)	Stock Awards ($)	Option Award ($)	Other Compensation ($)	Total ($)

Xiaoyue Zhang (CEO and Director)	150,000	-	-	-	-	150,000
Ling Guo (CFO)	27,000	-	-	-	-	27,000
Minzhu Xu (Chairperson)	-	-	-	-	-	-
David Sean Lu (Director)	25,000	-	-	-	-	25,000
Alex Lightman (Director)	12,500	-	-	-	-	12,500
Yijian Xu (Director)	50,000					50,000
John Levy (Former Director)(1)	-	-	-	-	-	-
Xuezhu Wang (Former CEO and Chairman)(2)	-	-	-	-	-	-
Sophie Ye Tao (Former CFO and Director) (3)	-	-	-	-	-	-

(1)	John Levy resigned as a director of the Company on May 15, 2024.
(2)	Xuezhu Wang resigned as the Chief Executive Officer of the Company, the chairman and a director of the board on April 29, 2024.
(3)	Sephie Ye Tao resigned as the Chief Financial Officer and a director on April 29, 2024.

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

64

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

D. Employees

As of March 31, 2025, we had a total of 28 full-time employees, based in the U.S and China. As of the date of this annual report, we have a total of 28 full-time employees, based in the U.S and China.

None of our employees are represented by a union. We believe that our relationship with our employees has historically been good, and this is expected to continue.

The functional distribution of our full-time employees as of March 31, 2025 is as follows:

Function	Number
Management	7
Sales and marketing	13
Finance and administration	2
Warehouse	6
Total	28

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this annual report:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

●	each of our executive officers and directors; and

●	all our executive officers and directors as a group.

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

Percentage of beneficial ownership of each listed person is based on 66,724,675 Class A Ordinary Shares and 612,255 Class B Ordinary Shares outstanding as of the date of this annual report.

	Shares Beneficially Owned (1)(2)
	Class A ordinary shares		Class B ordinary shares		% of Total
	Number	%	Number	%	Voting Power
Directors and Executive Officers(3):
Xiaoyue Zhang, Chief Executive Officer and Director	—	—	—	—	—
Ling Guo, Chief Financial Officer	—	—	—	—	—
Minzhu Xu, Chairwoman(4)	—	—	602,255	98.37%	15.25%
David Sean Lu, Director	—	—	—	—	—
Alex Lightman, Director	—	—	—	—	—
George Yijian Xu, Director			—	—	—
All Directors and Executive Officers	—	—	602,255	98.37%	15.25%
5% Shareholders:
Happy Group Inc. (4)	—	—	602,255	98.37%	15.25%
Joyful Bright Management Limited(5)	6,100,000	9.14%			7.72%
Vanity Glow Management Limited(6)	5,600,000	8.39%			7.09%
Fortune Universe Company Limited(7)	5,300,000	7.94%			6.71%
Minotaur HK Limited(8)	4,700,000	7.04%			5.95%
Beta Vortex Limited(9)	4,600,000	6.89%			5.83%
Yosmite Unanimous Investment Limited(10)	4,500,000	6.74%			5.70%
Tender Grass International Limited(11)	4,400,000	6.59%			5.57%
Blackbull Mvm Limited(8)	4,300,000	6.44%			5.45%

*	less than 1%
(1)

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares. All shares represent only ordinary shares held by shareholders as no options are issued or outstanding.

(2)	Each Class A ordinary share has one (1) vote per share. Each Class B ordinary share has twenty (20) votes per share.
(3)	The business address for each of our directors and officers is c/o Paranovus Entertainment Technology Ltd., 250 Park Avenue,7th Floor, New York, NY 10177.

(4)	Ms. Minzhu Xu holds 602,255 Class B Ordinary Shares via Happy Group Inc., which is wholly owned by Ms. Xu.
(5)

Xin Li indirectly holds 6,100,000 Class A Ordinary Shares via Joyful Bright Management Limited which is incorporated in Hong Kong, China and is wholly owned by Xin Li. Joyful Bright Management Limited’s business address is Room 1805, Building A12, Tiancheng Galaxy Park, Seoul, Yanjiao, Sanhe City, Langfang, Hebei Province, China.

(6)

Fan Li indirectly holds 5,600,000 Class A Ordinary Shares via Vanity Glow Management Limited which is incorporated in Hong Kong, China and is wholly owned by Fan Li. Vanity Glow Management Limited’s business address is Room 505, No. 107, Anshan Road, Heping District, Tianjin, China.

(7)

Xiaojiao He indirectly holds 5,300,000 Class A Ordinary Shares via Fortune Universe Company Limited which is incorporated in Hong Kong, China and is wholly owned by Xiaojiao He. Fortune Universe Company Limited’s business address is Room 904, Building 1, Heda Yulong Mansion, No.23, Xingcheng Road, Zengfu Street, Beihu District, Chenzhou City, Hunan Province, China.

(8)

Wenting Chang indirectly holds 9,000,000 Class A Ordinary Shares of the Company. Among these, 4,700,000 Class A Ordinary Shares are held via Minotaur HK Limited which is incorporated in Hong Kong, China and is wholly owned by Wenting Chang; 4,300,000 Class A Ordinary Shares are held via Blackbull MVM Limited which is incorporated in Hong Kong, China and is wholly owned by Wenting Chang. The business address of Wenting Chang and Minotaur HK Limited is Room 201,2/F., Pak Hovan Commercial Building, No.18 Hillwood Road, Tsim Sha Tsui, Hong Kong. Blackbull MVM Limited’s business address is Room 912a,9/F., Witty Commercial Building, 1a-1l Tung Choi Street, Mongkok, Kowloon, Hong Kong.

(9)

Xin Zhong indirectly holds 4,600,000 Class A Ordinary Shares via Beta Vortex Limited which is incorporated in Hong Kong, China and is wholly owned by Xin Zhong. Beta Vortex Limited’s business address is Flat/Rm A 12/F Zj 300, 300 Lockhart Road, Wan Chai, Hong Kong.

(10)

Fang He indirectly holds 4,500,000 Class A Ordinary Shares via Yosmite Unanimous Investment Limited which is incorporated in Hong Kong, China and is wholly owned by Fang He. The business address of Yosmite Unanimous Investment Limited is No.5, Floor 23, Building A2, Nanwai Chinese Garden, Dachuan District, Dazhou City, Sichuan Province, China.

(11)

Runfeng Zuo indirectly holds 4,400,000 Class A Ordinary Shares via Tender Grass International Limited which is incorporated in Hong Kong, China and is wholly owned by Runfeng Zuo. Tender Grass International Limited’s business address is Unit 135, 1/F., 143 Wai Yip Street, Kwun Tong, Hong Kong.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

                Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to Item 6 “Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

In addition to the executive officer and director compensation arrangements discussed in “Directors and Executive Compensation,” below we describe transactions since April 1, 2024, to which we have been a participant, in which the amount involved in the transactions is material to us or the related party.

On May 20, 2024, the Company signed a promissory note purchase agreement with Ms. Minzhu Xu, who is the chairperson of the Board. Ms. Xu is also the sole shareholder of Happy Group Inc., which owns 602,255 Class B ordinary shares of the Company, par value $0.01 each, representing15.2N/a5% of the total voting power of the Company. Pursuant to the purchase agreement, the Company issued an 8% promissory note with principal amount of $750,000 to Ms. Xu on May 20, 2024, the closing date of this transaction. The note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the note offering were used for the general working capital purposes of the Company.

On September 30, 2024 and January 13, 2025, respectively, the Company signed two promissory note purchase agreements with Ms. Minzhu Xu. Pursuant to these purchase agreements, the Company issued to Ms. Xu an 8% promissory note with principal amount of $500,000 on September 30, 2024, and another 8% promissory note with principal amount of $450,000 on January 13, 2025, which were the respective closing dates of the two transactions. Each note matures in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the two note offerings were used for the general working capital purposes of the Company.

As of the date of this annual report, there were no outstanding balances owed to related parties.

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

Dividend Policy

On July 31, 2020, the Board of the Company declared a special cash dividend of $0.015 per ordinary shares. The dividend, equal to $375,000 in the aggregate, was fully paid on August 17, 2020.  We have no plan to declare or pay any dividends in the near future on our Ordinary Shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, subject to the provisions in our articles of association, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We have not received and do not have any present plan to receive dividends paid by our subsidiaries, but we have discretion as to whether such dividends are paid, subject to applicable statutory and contractual restrictions.

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

Note Purchase Agreement with Minzhu Xu

On May 20, 2024, the Company signed a promissory note purchase agreement (the “Purchase Agreement”) with Ms. Minzhu Xu, who is the chairperson of the Company’s Board. Ms. Xu is also the sole shareholder of Happy Group Inc., which owns 602,255 Class B ordinary shares of the Company, par value  $0.01 each,  representing  15.25%  of  the  total  voting  power  of  the Company. Pursuant to the Purchase Agreement, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to Ms. Xu on May 20, 2024, the closing date of this transaction (the “Note Offering”). The Note will mature in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note Offering will be used to for the general working capital purposes of the Company.

This Note Offering was unanimously approved by the audit committee of the Board of the Company consisting only of independent directors.

The copies of the Purchase Agreement and the Note are attached as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed on May 20, 2024, and such documents are incorporated herein by reference.

On September 30, 2024 and January 13, 2025, respectively, the Company signed two promissory note purchase agreements with Ms. Minzhu Xu. Pursuant to these purchase agreements, the Company issued to Ms. Xu an 8% promissory note with principal amount of $500,000 on September 30, 2024, and another 8% promissory note with principal amount of $450,000 on January 13, 2025, which were the respective closing dates of the two transactions. Each note matures in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the two note offerings were used for the general working capital purposes of the Company.

These note offerings were each unanimously approved by the audit committee of the Board of the Company consisting only of independent directors.

The copies of the purchase agreements and the notes are respectively attached as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed on October 3, 2024 and January 17, 2025, and such documents are incorporated herein by reference.

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

Upon satisfying all closing conditions, this offering was consummated on August 7, 2024. The Company issued a total of 60,000,000 restricted Class A Ordinary Shares to the investors. The form of the SPA was filed as Exhibit 10.1 to the Current Report on Form 6-K filed on July 23, 2024 and such document are incorporated herein by reference. The gross proceeds to the Company are approximately $27,000,000, before deducting any fees or expenses. The Company used $22,400,000 from the proceeds to fund the acquisition of 51% of outstanding shares of Bomie Wookoo Inc.

Note Purchase Agreement with Guangrong Ao

On April 3, 2025 and May 30, 2025, respectively, the Company signed two promissory note purchase agreements with Mr. Guangrong Ao, who is a non-affiliated shareholder of the Company with less than 1% of the total voting power of the Company. Pursuant to these purchase agreements, the Company issued to Mr. Ao two 8% promissory note with principal amount of $200,000 each on April 3, 2025 and on May 30, 2025, which were the respective closing dates of the two transactions. Each note matures in 12 months after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the two note offerings were used for the general working capital purposes of the Company.

The copies of the purchase agreements and the notes are respectively attached as Exhibits 10.1 and 10.2 to the Current Report on Form 6-K filed on April 3, 2025 and May 30, 2025, and such documents are incorporated herein by reference.

Acquisition of BW

On February 28, 2025, the Company, BW, a corporation organized under the laws of New York, and stockholders of BW, entered into a share purchase agreement. Pursuant to the agreement, the Company agreed to acquire 102 shares of common stock of BW, representing 51% equity interest from BW’s stockholders for a total consideration of $22,440,000 in cash. The transaction was closed on March 25, 2025, upon the satisfaction or waiver of customary closing conditions, including the approval of the Company’s shareholders. On March 24, 2025, the Company’s shareholders approved the consummation of the transaction pursuant to the share purchase agreement in a general extraordinary meeting. The Company was granted the right to appoint a majority of the members of BW’s board of directors.

BW operates through its two wholly owned subsidiaries, Bomie US LLC in New Jersey and WooKoo LLC in Texas, engaging in e-commerce business on TikTok as well as providing e-commerce solutions to customers. This acquisition aligns with the Company’s strategy to expand into marketing-commerce field. By securing a majority interest in BW, the Company aims to capitalize on the growing interests demand for TikTok-driven e-commerce and related solutions.

The share purchase agreement is filed as Exhibit 10.1 to the Current Report on Form 6-K filed on March 3, 2025 and such document is incorporated herein by reference.

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

Based on the composition of our assets and the nature of the Company’s income and subsidiaries’ income for our taxable year ended March 31, 2025, we do not expect to be treated as a PFIC for such year and we do not expect to be one for our taxable year ending March 31, 2025 or become one in the foreseeable future. Nevertheless, the application of the PFIC rules is subject to ambiguity in several respects and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for the current or any other taxable year. Moreover, although we do not believe we would be treated as a PFIC, we have not engaged any U.S. tax advisers to determine our PFIC status. In addition, if a U.S. Holder owned our ordinary shares at any time prior to our acquisition of Elite, such U.S. Holder may be considered to own stock of a PFIC by virtue of the fact that we may have been a PFIC during the period prior to our acquisition of Elite, unless such U.S. Holder made either a valid and timely QEF election or a valid and timely mark-to-market election, in each case as described below.

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

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, substantially all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. Substantially all of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and the RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. Assets and liabilities are translated at exchange rates at the balance sheet dates and revenue and expenses are translated at the average exchange rates and equity is translated at historical exchange rates. Any resulting translation adjustments are not included in determining net income but are included in determining other comprehensive income, a component of equity. An average appreciation of the RMB against the U.S. dollar of 3.34% increased our comprehensive loss to $3.22 million based on our outstanding revenues, costs and expenses, assets and liabilities denominated in RMB as of March 31, 2025. As of March 31, 2025. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our CEO and CFO, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on the foregoing evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2025, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our CEO and CFO, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the 2013 Framework, our principal executive officer and principal financial officer have concluded that our internal control over financial reporting was not effective as of March 31, 2025 due to the following material weaknesses:

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

	Year Ended March 31, 2025	Year Ended March 31, 2024	Year Ended March 31, 2023

Audit fees(1)	$110,000	$200,000	$200,000
Audit related fees(2)	-	-	-
Tax fees(3)	-	-	-
All other fees(4)	-	-	-
TOTAL	$110,000	$200,000	$200,000

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANTS

None.

ITEM 16G. CORPORATE GOVERNANCE

Our Class A Ordinary Shares are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ-listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors.

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

In the year ended March 31, 2025, we have not encountered any cybersecurity incidents which have affected or are reasonably likely to affect us, and we have not implemented any specific policies with respect to monitoring and managing cybersecurity threats. However, we intend to adopt cybersecurity processes, technologies and controls to aid in our efforts to assess, prevent, identify and manage such risks. We cannot assure that we will not encounter any material cybersecurity incidents in the future or that our business operations, financial position or results of operations will not be materially and adversely affected as a result. Since we do not currently implement a comprehensive cybersecurity risk management program, our efforts may not be adequate, and we may fail to accurately assess the severity of an incident, may not be sufficient to prevent or limit harm, or may fail to sufficiently remediate an incident in a timely fashion, any of which could harm our business, reputation, results of operations and financial condition.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Paranovus Entertainment Technology Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Paranovus Entertainment Technology Ltd. and its subsidiaries (the “Company”) as of March 31, 2025 and 2024, and the related consolidated statements of operations and other comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years ended March 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended March 31, 2025, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$8,305,429 during the financial year ended March 31, 2025 and recorded a cash outflow from operating activities of US$2,669,456 for the year ended March 31, 2025, as of that date, the Company’s accumulated deficit amounted to US$70,262,448. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

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

/s/ Enrome LLP

We have served as the Company’s auditor since 2023

Singapore

August 4, 2025

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND 2024

(IN U.S. DOLLARS)

	As of March 31,	As of March 31,
	2025	2024
ASSETS
Current assets
Cash and cash equivalents	$261,355	$341,779
Short-term investments	4,758,797	-
Inventories	653,342	-
Prepaid expenses and other current assets	1,512,208	1,501,651
Current assets from discontinued operations - disposal	-	1,008,281
Total current assets	7,185,702	2,851,711

Property, plant and equipment, net	24,856	-
Intangible assets, net	10,751,426	1,488,333
Goodwill	17,500,601	3,376,186
Right-of-use assets	101,588	-
Non-current assets from discontinued operations - disposal	-	12,596
Total non-current assets	28,378,471	4,877,115

TOTAL ASSETS	$35,564,173	$7,728,826

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$1,733,707	$-
Other payables and accrued liabilities	2,621,563	2,446,075
Due to related parties	1,946,627	-
Lease liabilities	101,588	-
Current liabilities from discontinued operations - disposal	-	114,306
Total current liabilities	6,403,485	2,560,381
Other non‑current liabilities	158,091	-
Total non-current liability	158,091	-

TOTAL LIABILITIES	6,561,576	2,560,381

COMMITMENTS AND CONTINGENCIES (NOTE 13)

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value,350,000,000 shares authorized, 66,724,675 shares issued and outstanding; $0.01 par value,350,000,000 shares authorized, 6,724,675 shares issued and outstanding	667,177	67,177
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding; $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding	6,123	6,123
Preferred shares, $0.01 par value,500,000 shares authorized, 0 shares issued and outstanding		-
Additional paid-in capital	91,318,726	64,918,726
Accumulated deficit	(70,262,448)	(61,957,019)
Accumulated other comprehensive income	2,527,322	2,545,619
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	24,256,900	5,580,626
Non-controlling interests	4,745,697	(412,181)
Total shareholders’ equity	29,002,597	5,168,445
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,564,173	$7,728,826

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME (LOSS)

(IN U.S. DOLLARS)

	For the years ended March 31,
	2025	2024	2023
Revenues	$71,542	$-	$-
Cost of revenues	(62,526)	-	-
Gross profit	9,016	-	-

Operating expenses:
Selling and marketing	(1,445)	(94)	(911,111)
General and administrative	(2,306,613)	(2,462,001)	(3,091,478)
Goodwill impairment	(3,376,186)	(1,807,848)	-
Intangible asset impairment	(1,108,333)	-	-
Total operating expenses	(6,792,577)	(4,269,943)	(4,002,589)

Operating loss	(6,783,561)	(4,269,943)	(4,002,589)

Other income (expenses):
Interest income	156	-	1
Interest expense	(261,854)	(39,167)	-
Other income, net	42,612	19,915	(277,288)
Total other expenses, net	(219,086)	(19,252)	(277,287)

Loss from continuing operations before income taxes	(7,002,647)	(4,289,195)	(4,279,876)

Income tax expenses	-	-	-

Net loss from continuing operations	$(7,002,647)	$(4,289,195)	$(4,279,876)

Net loss from discontinued operations before tax	(935,559)	(13,185,557)	(67,907,240)
(Loss) Gain on disposal of discontinued operations	(367,223)	7,547,428	-
Net loss from discontinued operations	(1,302,782)	(5,638,129)	(67,907,240)

Net loss	(8,305,429)	(9,927,324)	(72,187,116)
Less: Net (loss) income attributable to noncontrolling interest	(412,181)	198,867	(448,242)
Net loss attributable to Paranovus Entertainment Technology Limited	(7,893,248)	(10,126,191)	(71,738,874)

Other comprehensive income (loss):
Foreign currency translation adjustments	(18,297)	3,222,698	(4,435,667)
Comprehensive loss	$(8,323,726)	$(6,704,626)	$(76,622,783)
Less: comprehensive (loss) income attributable to non-controlling interests:	(412,181)	274,960	272,988
Comprehensive loss attributable to the Company	$(7,911,545)	$(6,979,586)	$(76,895,771)

Basic and diluted loss per ordinary share
Continuing operations basic and diluted	$(0.08)	$(0.91)	$(0.67)
Basic and diluted loss per ordinary share
Discontinued operations basic and diluted	$(0.02)	$(1.19)	$(11.96)
Weighted average number of ordinary shares outstanding
Basic and diluted	84,512,945	4,732,726	5,678,081

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(IN U.S. DOLLARS)

	Class A Ordinary shares	Class A Ordinary shares amount	Class B Ordinary shares	Class B Ordinary shares amount	Additional paid-in capital	Statutory surplus reserve	Retained Earnings (accumulated Deficit)	Accumulated other comprehensive income (loss)	Total Paranovus Entertainment Technology Ltd shareholders’ equity	Non-controlling interests	Total equity

Balance as of March 31, 2022	67,004,583	$33,502	12,095,100	$6,048	$53,871,226	$7,622,765	$12,285,281	$4,306,536	$78,125,358	$(710,754)	$77,414,604
Ordinary shares issued for cash	3,000,000	30,000	-	-	5,970,000	-	-	-	6,000,000	-	6,000,000
Share consolidation	(63,504,908)		(11,632,845)	-	-	-	-	-	-	-	-
Business acquisition (Note 11)	1,375,000	13,750	-	-	7,067,500	-	-	-	7,081,250	-	7,081,250
Convention of Class A Ordinary shares into Class B Ordinary shares	(150,000)	(75)	150,000	75	-	-	-	-	-	-	-
Net (loss)	-	-	-	-	-	-	(71,738,874)	-	(71,738,874)	(448,242)	(72,187,116)
Foreign currency translation adjustments	-	-	-	-	-	-		(4,708,655)	(4,708,655)	272,988	(4,435,667)
Balance as of March 31, 2023	7,724,675	$77,177	612,255	$6,123	$66,908,726	$7,622,765	$(59,453,593)	$(402,119)	$14,759,079	$(886,008)	$13,873,071
Share cancellation	(1,000,000)	(10,000)	-	-	(1,990,000)	-	-	-	(2,000,000)	-	(2,000,000)
Net loss	-	-	-	-	-	-	(4,289,195)	-	(4,289,195)	198,867	(4,090,328)
Discontinued operations - disposal	-	-	-	-	-	(7,622,765)	1,785,769	-	(5,836,996)	-	(5,836,996)
Foreign currency translation adjustments	-	-	-	-	-	-	-	2,947,738	2,947,738	274,960	3,222,698
Balance as of March 31, 2024	6,724,675	$67,177	612,255	$6,123	$64,918,726	$-	$(61,957,019)	$2,545,619	$5,580,626	$(412,181)	$5,168,445
Ordinary shares issue for cash	60,000,000	600,000	-	-	26,400,000	-	-	-	27,000,000	-	27,000,000
Net loss	-	-	-	-	-	-	(7,002,647)	-	(7,002,647)	-	(7,002,647)
Discontinued operations							(1,302,782)		(1,302,782)	412,181	(890,601)
Business combination	-	-	-	-	-	-		-		4,745,697	4,745,697
Foreign currency translation adjustments	-	-	-	-	-	-	-	(18,297)	(18,297)	-	(18,297)
Balance as of March 31, 2025	66,724,675	$667,177	612,255	$6,123	$91,318,726	$-	$(70,262,448)	$2,527,322	$24,256,900	$4,745,697	$29,002,597

The accompanying notes are an integral part of these consolidated financial statements.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the years ended March 31,
	2025	2024	2023
Cash Flows from Operating Activities:
Net loss	$(8,305,429)	$(9,927,324)	$(72,187,116)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	380,000	380,000	31,667
Goodwill impairment	3,376,186	1,807,849	-
Intangible asset impairment	1,488,333	-	-
Gain on disposal of discontinued operations	367,223	(7,472,035)	(3,039,676)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,281	(1,501,651)	3,000
Other payables and accrued liabilities	98,842	442,735	3,340
Net cash used in operating activities from continuing operations	(2,973,564)	(16,270,426)	(75,188,785)
Net cash provided by operating activities from discontinued operations	304,108	3,164,448	54,483,289
Net cash used in operating activities	(2,669,456)	(13,105,978)	(20,705,496)

Cash Flows from Investing Activities:
Short-term investment	(4,758,797)	-	-
Business of acquisition of BW	(22,287,544)	-	-
Proceeds from disposal of discontinued operations	-	11,698,379	-
Net cash (used in) provided by investing activities from continuing operations	(27,046,341)	11,698,379	-
Net cash provided by investing activities from discontinued operations	-	-	89,322
Net cash (used in) provided by investing activities	(27,046,341)	11,698,379	89,322

Cash Flows from Financing Activities:
Ordinary shares issued for cash	27,000,000	-	3,000,000
Amount due to the related party	1,848,158	-	-
Proceeds from borrowing	158,091	-	-
Net cash provided by financing activities from continuing operations	29,006,249	-	3,000,000
Net cash provided by financing activities from discontinued operations	-	-	145,524
Net cash provided by financing activities	29,006,249	-	3,145,524

Effect of exchange rate changes on cash and cash equivalents	26,661	(1,003,646)	1,092,526

Net decrease in cash and cash equivalents	(682,887)	(2,411,245)	(16,378,124)
Cash and cash equivalents of continuing operations - beginning of year	341,779	1,522,292	161,962
Cash and cash equivalents of discontinued operations - beginning of year	602,463	1,833,195	19,571,649
Cash and cash equivalents - beginning of year	944,242	3,355,487	19,733,611
Cash and cash equivalents - end of year	261,355	944,242	3,355,487
Less cash and cash equivalents of discontinued operations - end of year	-	602,463	1,833,195
Cash and cash equivalents of continuing operations - end of year	$261,355	$341,779	$1,522,292

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest expense	$-	$-	$-
Supplemental schedule of non-cash investing and financing activities
Ordinary shares issued for cash	$-	$-	$3,000,000

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Paranovus Entertainment Technology Limited (“Paranovus Cayman”) is a holding company. It was incorporated on February 13, 2018 under the laws of the Cayman Islands and previously named Happiness Biotech Group Limited. On November 5, 2021, the Company changed its name to Happiness Development Group Limited under the special resolution dated October 21, 2021. On March 13, 2023 the Company changed its name to Paranovus Entertainment Technology Limited under the special resolution dated March 13, 2023. The Company has no substantive operations other than holding 100% equity or ownership of Paranovus Entertainment (Hong Kong) Technology Ltd. (“Paranovus Hong Kong”), Paranovus Entertainment (New York) Technology Limited (“Paranovus NewYork”) and 51% of equity interest of Bomie Wookoo Inc. (“BW”). Paranovous Hong Kong is a holding company of all of the equity or ownership of Hainan Paranovous Technology Co., Ltd. (“Paranouvous Hainan”), which was established on May 6, 2024. Paranovus NewYork is a holding company of 100% equity or ownership of 2Lab3 LLC, which was established on December 8, 2022. BW is a holding company of 100% equity or ownership of Wookoo LLC and Bomie US LLC, which was acquired on March 25, 2025.

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

During the reporting periods, the Company has the following subsidiaries. Details of the Company and its operating subsidiaries are set out below:

Name of subsidiary	Place of incorporation	Date of incorporation	Date of Acquisition	% of Ownership	Principal activities
Paranovus Entertainment (NewYork) Technology Limited (“Paranovus New York”)	New York	8 December, 2022	N/a	100% by Paranovus Cayman	Investment
2lab3 LLC(“2Lab3”)	Delaware	12 August, 2022	March 28, 2023	100% by Paranovus New York	AI-powered applications
Paranovus Entertainment (Hong Kong) Technology Ltd. (“Paranovus Hong Kong”)	Hong Kong	May 6, 2024	N/a	100% by Paranovus Cayman	Investment
Hainan Paranovous Technology Co., Ltd. (“Paranouvous Hainan”	PRC	June 17, 2024	N/a	100% by Paranovus Hong Kong	Investment
Bomie Wookoo Inc.(“BW”)	New York	September 6, 2022	March 25, 2025	51% by Paranovus Cayman	Investment
WooKoo LLC (“Wookoo”)	Texas	May 25, 2023	March 25, 2025	100% by BW	E-commerce sales
Bomie US LLC (“Bomie US”)	New Jersey	November 19, 2024	March 25, 2025	100% by BW	Trading and providing e-commerce solutions
Hainan Paranovous Technology Co., Ltd((“Paranovus Hainan”)	PRC	June 17, 2024	N/a	100% by Paranovous HK	Entertainment
Happiness (Shunchang) E-commerce Co., Ltd (“Happiness Shunchang”)*	PRC	July 11, 2023	N/a	100% by Happiness Hong Kong	Investment
Fuzhou Happiness Enterprise Management Consulting Co., Ltd*	PRC	December 15, 2020	N/a	100% by Happiness Shunchang	Management and consulting service
Taochejun (Fujian) automobiles Co., Ltd*	PRC	April 27, 2021	N/a	61% by Happiness Shunchang	Automobile sales

*	On July 5, 2024, the Company transferred the 100% of the equity interests of Happiness Hong Kong and its subsidiaries to a third party by the strategic decision.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net loss of US$8,305,429 during the financial year ended March 31, 2025 and recorded a cash outflow from operating activities of US$2,669,456 for the year ended March 31, 2025, as of that date, the Company’s accumulated deficit was amounted to US$70,262,448 as of March 31, 2025. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Notwithstanding the above, the Company continues to have a reasonable expectation that adequate resources to continue in operation through disposing the entity with losses and the newly acquired BW with positive cash contributions for at least the next 12 months and that the going concern basis of preparation for these finance statement remains appropriate based on the following factors:

To sustain its ability to support the Company's operating activities, the Company considered supplementing its sources of funding through the following:

•

On April 3, 2025 and May 30, 2025, respectively, the Company signed two promissory note purchase agreements with Mr Guangrong Ao, who is a non-affiliated shareholder of the Company with less than 1% of the total voting power of the Company. Pursuant to the purchase agreement, the Company issued two 8% promissory notes with principal amount of $200,000 and $200,000 to Mr Ao on April 3, 2025 and May 30, 2025, respectively.

•	The Company plans to initiate At-The-Market(ATM) Offering in August 2025 to raise funds.

•

The controlling shareholder undertakes to provide continuing financial support to the Company to support its operations and pay its debts as and when they fall due, for a minimum period of twelve months from the date of this report.

•	Obtain external financing.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied. The consolidated financial statements of the Company reflect the principal activities of the Company and its subsidiaries. All inter-company balances and transactions have been eliminated upon consolidation. The consolidated financial information as of March 31, 2025 and 2024 and for the two years ended March 31, 2025 have been prepared, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

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

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year.

Inventories

The Company holds inventory that is sold through retail, including e-commerce channels. Substantially all of the Company's inventories are comprised of finished goods and are reported at the lower of cost or net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the first-in first-out method. The Company establishes provisions for inventories deemed excessive, slow-moving, expired, obsolete, or carried at amounts exceeding their net realizable value. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of March 31, 2025 and 2024, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly represents cash prepaid to the technical providers. Prepaid expenses and other current assets are classified as current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment.

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

As of March 31, 2025, goodwill resulting from business acquisitions has two reporting units, including BW and 2Lab3. The Company evaluates whether there are indicators of goodwill impairment on a quarterly basis and performs the annual goodwill impairment assessment as of March 31. As of March 31, 2025, the Company qualitatively assessed relevant events and circumstances, including macroeconomics conditions, industry and market considerations, its overall financial performance, and concluded by weighing all these factors in their entirety that it was more likely than not the fair value of the Company’s reporting unit was lower than its respective carrying value.

Property, Plant and Equipment, net

Property, plant and equipment, net are stated at historical cost (including all expenditures necessary to bring the asset to its intended use) less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method over the following estimated useful lives.

Useful Lives
Furniture, fixture and electronic equipment	5 to 7 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

The estimated useful lives of intangible assets are as follows:

Useful life
Proprietary technology	5 years
Customer relationships	5 years

Impairment of Long-lived Assets other than goodwill

The Company reviews long-lived assets, including definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. The Company recorded impairment of intangible asset amounted to $1,108,333 as of March 31, 2025 and there were no impairments of these assets as of March 31, 2024.

Right-of-use assets

The Company determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Company has operating leases for office buildings and has no finance leases as of March 31, 2025 and 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the Company’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Company would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Company’s lease agreements contain both lease and non-lease components, which are accounted for separately based on their relative standalone price.

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

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of short-term investments, accounts receivable, other receivable, accounts payable, short-term borrowings, accounts payable, income tax assets and liabilities and income taxes payable and to approximate the fair value of the respective assets and liabilities as of March 31, 2025 and 2024 based upon the short-term nature of the assets and liabilities.

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

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Company generates revenues from sales of healthcare products, automobiles, online store sales and internet information and advertising services. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

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

Internet information and advertising service

The Company provides internet information and advertising services online. For all sales, the Company requires a signed contract and sales order, which specifies the price and service range. The Company is a principal for the services as i) the Company has the right to determine the sales price; ii) the Company bears the collection risks; iii) the Company is responsible to the service provided. Under ASC 606, the Company recognizes revenue upon the satisfaction of its performance obligation, which is to provide specified information and advertising service to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services, excluding amounts collected on behalf of third parties (e.g., value-added taxes). The information and advertising service provided is satisfied at a point in time, which is the time when the information and advertising service is performed. No sales return is permitted after the service performed according to the contract signed. The selling price per click, which is specified in the signed sales orders, is fixed. The Company has unconditional right to receive full payment of the sales price, upon the completion of the service. Customers are required to pay to the Company in advance according to the contract.

All of the Company’s revenues from contracts with customers represent products transferred at a point in time as control is transferred to the customer and are generated in PRC. All of the Company’s revenues are recognized on a gross basis and presented as revenue on the consolidated statements of operations and comprehensive income/(loss).

The following table presents an overview of our sales from our product lines for the years ended March 31, 2025, 2024 and 2023:

	For the years ended March 31,
	2025	2024	2023
Internet information and advertising service	$71,542	$-	$-
Revenue	$71,542	$-	$-

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

Internet information and advertising service

Cost of revenue of internet information and advertising service is mainly composed of the cost of service provided and other miscellaneous expenses that are directly attributable to the business.

Government Grants

Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are in connection with the Company’s contributions to research and development activities.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services, raw materials, and supplies, are expensed as incurred.

Advertising Costs

Advertising costs are expensed as economic benefits are consumed in accordance with ASC 720-35, “Other Expenses-Advertising Costs”.

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

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income (loss) as income tax benefit (expense).

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

Foreign Currency Translation

The Company and its subsidiaries’ principal country of operations is the United States. The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The consolidated statements of operations and other comprehensive income (loss) and cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average rate of exchange, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the consolidated statement of operations and comprehensive income (loss).

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

	March 31, 2025	March 31, 2024	March 31, 2023
Period-end spot rate	US$1=RMB 7.1782	US$1=RMB 7.0950	US$1=RMB 6.8717
Average rate	US$1=RMB 7.1349	US$1=RMB 7.1157	US$1=RMB 6.8855

Comprehensive income (loss)

Comprehensive income (loss) includes net loss and foreign currency translation adjustments and is reported in the consolidated statements of operations and other comprehensive income (loss).

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

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

Related Parties

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the Company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

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

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (the “SEC”) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this update should be applied on a prospective basis. Retrospective application is permitted. The Company does not plan to early adopt ASU 2023-09 and is evaluating the impact of adoption of ASU 2023-09 on the consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — Codification Amendments in Response to SEC’s Disclosure Update and Simplification Initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of the above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued. We do not expect the adoption of this accounting standard to have an impact on our consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following as of March 31, 2025 and 2024:

	As of March 31,	As of March 31,
	2025	2024
Advance payment of intangible asset	$1,500,000	$1,500,000
Others	12,208	1,651
Total	$1,512,208	$1,501,651

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following as of March 31, 2025 and 2024:

	As of March 31,	As of March 31,
	2025	2024
Furniture, fixture and electronic equipment	$24,856	$-
Total property plant and equipment, at cost	24,856	-
Less: accumulated depreciation	-	-
Property, plant and equipment, net	$24,856	$-

As of March 31, 2025 and 2024, no property, plant and equipment has been pledged.

There was no depreciation expense recognized for the years ended March 31, 2025, 2024 and 2023.

There was no disposed property, plant and equipment recognized for the years ended March 31, 2025 and 2024.

NOTE 5 – INTANGIBLE ASSETS, NET

	As of March 31,	As of March 31,
	2025	2024
Proprietary technology	1,900,000	1,900,000
Customer relationship	10,751,426	-
Total intangible assets, at cost	12,651,426	1,900,000
Less: accumulated amortization	(791,667)	(411,667)
Less: impairment	(1,108,333)	-
Intangible assets, net	$10,751,426	$1,488,333

As of March 31, 2025 and 2024, no intangible assets were pledged. Additions to intangible assets for the year ended March 31, 2025 amounting to $10,751,426 were acquired from combination of BW.

For the years ended March 31, 2025 and 2024, no new intangible assets were purchased. For the years ended March 31, 2025 and 2024, the Company recorded no disposal of intangible assets.

As of March 31, 2025 and 2024, the company recognized impairment of intangible assets amounted to $1,108,333 and $0, respectively.

Amortization expense was $380,000, $380,000 and $31,667 for the years ended March 31, 2025, 2024 and 2023, respectively.

Estimated future amortization expense is as follows as of March 31, 2025:

Years ending March 31,	Amortization expense
2026	$2,150,285
2027	2,150,285
2028	2,150,285
2029	2,150,285
2030	2,150,285
Total	$10,751,426

NOTE 6 – GOODWILL

Goodwill consisted of the following as of March 31, 2025 and 2024:

	As of March 31,	As of March 31,
	2025	2024
Goodwill, gross (Note 11)	$20,876,787	$5,184,036
Less: impairment	(3,376,186)	(1,807,850)
Goodwill, net	$17,500,601	$3,376,186

The changes in the carrying amount of goodwill for the years ended March 31, 2025 and 2024 were as follow:

	As of March 31,	As of March 31,
	2025	2024
Goodwill	$3,376,186	$5,184,036
Acquisitions (Note 11)	17,500,601	-
Impairment	(3,376,186)	(1,807,850)
Goodwill, net	$17,500,601	$3,376,186

The goodwill generated from the expected synergies from the output capacity of the transaction and service scenario of E-commerce sales and developing AI-powered applications, respectively.

The Company assessed qualitative factors and performed the quantitative impairment test. As of March 31, 2025 and 2024, the Company recognized impairment amounted to $3,376,186 and $1,807,850, respectively.

NOTE 7 – LEASES

Effective on January 1, 2021, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liability represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU asset and liability are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

As of March 31, 2025, the Company had the following non-cancellable lease contract.

Description of the lease	Lease term
Office premises	2 to 3 years

Balance sheet information related to operating leases right-of-use assets and lease liabilities is as follows:

(a)	Amount recognized in the consolidated balance sheet:

	As of March 31,	As of March 31,
	2025	2024
Right-of-use assets	$101,588	$-
Right-of-use assets - accumulated amortization	-	-
Right-of-use assets, net	$101,588	$-

	As of March 31,	As of March 31,
	2025	2024
Lease liabilities, current	$101,588	$-
Lease liabilities, non-current	-	-
Total operating lease liabilities	$101,588	$-

(b)	The weighted average remaining lease terms and discount rates for the operating lease as of March 31, 2025 and 2024 are as follows:

	As of March 31,	As of March 31,
	2025	2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	0.46	-
Weighted average discount rate	7.5%	-

Maturity analysis of operating lease liability as of March 31, 2025 is as follows:

Operating lease payment	As of March 31, 2025
Within one year	106,105
One to three years	-
Total future minimum lease payments	$106,105
Less: imputed interest	(4,517)
Total	101,588

NOTE 8 – RELATED PARTY TRANSACTIONS AND BALANCES

a.	Nature of relationships with related parties

Name of related parties	Relationship with the Company
Minzhu Xu	Chairperson of the Board
Shunqi Du	Legal representative of Paranovus Hainan
Shuang Wu	Former CEO of Bomie Wookoo Inc.

b.	Dues to the related parties

	As of March 31,	As of March 31,
Due to the related parties	2025	2024
Minzhu Xu	1,777,512	-
Shunqi Du	70,646	-
Shuang Wu	98,469	-
Total	$1,946,627	$-

Balances due to Minzhu Xu, Shunqi Du and Shuang Wu are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

NOTE 9 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following as of March 31, 2025 and 2024:

	As of March 31,	As of March 31,
	2025	2024
Advances from customers	$73,321	$73,953
Loan payable to the third party	2,250,000	2,250,000
Interest payable	218,630	39,167
Deposit	50,000	50,000
Others	29,612	32,955
Total	$2,621,563	$2,446,075

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

On July 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain investors (the “Purchasers”), pursuant to which the Company agreed to sell up to 60,000,000 Class A ordinary shares, par value $0.01 each (the “Class A Ordinary Shares”), at a per share purchase price of $0.45 (the “Offering”). The gross proceeds to the Company from this Offering are approximately $27,000,000, before deducting any fees or expenses. The transaction was closed on August 1, 2024.

Non-controlling Interest

Non-controlling interests represent the interest of non-controlling shareholders in Paranovus Entertainment Technology Limited based on their proportionate interests in the equity of that company adjusted for their proportionate share, which is 39% to 49% of the particular subsidiaries, of income or losses from operations. See Note 1 for details of the Company and its operating subsidiaries ownership.

Statutory reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory reserve and the discretionary reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors.

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

The Company’s outstanding and exercisable warrants as of March 31, 2025 are presented below:

	Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years	Intrinsic Value
Warrants Outstanding as of March 31, 2020	160,000	$6.60	4.6	$-
Warrants granted	-	$-	-	-
Warrants forfeited	-	-	-	-
Warrants exercised	-	$-	-	-
Warrants Outstanding as of March 31, 2021	160,000	$6.60	3.6	$-
Warrants Outstanding as of March 31, 2022	160,000	$6.60	2.6	$-
Warrants Outstanding as of March 31, 2023	8,000	132.00	1.6	-
Warrants Outstanding as of March 31, 2024	8,000	132.00	0.6	-
Warrants Outstanding as of March 31, 2025	-	-	-	-

NOTE 11 – BUSINESS COMBINATION

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

Acquisition of BW

On March 25, 2025, the Company acquired 51% equity interest of BW and its subsidiaries with total cash consideration of $22.44 million. BW is a company incorporated in New York, the United States and has no substantive operations other than holding all of the equity interest of Wookoo and Bomie. Wookoo is focus on e-commerce sales and Bomie US is focus on trading and providing E-commerce solutions. The acquisition has further strengthened the E-commerce network of the Company. The results of BW and its subsidiaries have been included in the consolidated financial statements of the Company since the acquisition date of March 25, 2025.

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

According to the independent valuation report, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values was as follows:

Fair value of total consideration transferred:
Cash consideration	$22,440,000

Subtotal	$22,440,000

Recognized amounts of identifiable assets acquired and liability assumed:
Cash	$152,456
Current assets other than cash	665,180
Property, plant and equipment, net	24,856
Intangible asset – customer relationships	10,751,426
Operating lease assets	101,588
Current liabilities	(2,010,410)
Total identifiable net assets	$9,685,096
Fair value of non-controlling interests	4,745,697
Goodwill*	$17,500,601

*

The goodwill generated from the expected synergies from the cooperation of providing TikTok-related e-commerce solutions for customers, leveraging its network in the e-commerce industry and utilizing influencer collaboration, live-streaming sales, advertising campaigns, and data-driven strategic consulting to increased visibility and engagement with BW.

The business combination accounting is provisionally complete for all assets and liabilities acquired on the acquisition date and the Company will continue to evaluate the asset values within the 1-year timeframe according to ASC 805.

NOTE 12 – DISCONTINUED OPERATIONS

Disposition of the automobile segment

On July 5, 2024, the Company terminated the automobile business and transferred the 100% of the equity interests of Happiness Hong Kong and its subsidiaries together with the automobile-related business to a third party for HK$ 10,000 consideration by the strategic decision.

Disposition of the healthcare and E-commerce segment

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

The Company no longer retained any financial interest over automobiles sales, healthcare and online store business from July 6, 2024, August 1, 2023 and October 1, 2023, respectively, and accordingly deconsolidated both businesses’ financial statements from the Company’s consolidated financial statements. The disposal of these businesses represented a strategic shift and has a major effect on the Company’s result of operations.

The Company calculated a loss incurred from the above-mentioned dispositions as follows:

For the year ended March 31, 2025
Consideration	$1,280

Cash and cash equivalents	86,954
Accounts receivable, net	11,297
Prepaid expenses and other current assets	830,120
Property, plant and equipment, net	11,974
Long-term investment	1,812,920
Other payables and accrued liabilities	(2,783,388)

Net assets of discontinued operations	(30,123)
Non-controlling interest of discontinued operations	$409,875
Foreign exchange gain or losses	(11,249)
Less: net assets of discontinued operations contributable to the Company	368,503
Loss on disposal of discontinued operations	$(367,223)

The assets and liabilities for discontinued operations comprised the following items as of March 31, 2024:

March 31, 2024
Current assets for discontinued operations
Cash and cash equivalents	$602,463
Accounts receivable, net	11,360
Prepaid expenses and other current assets	394,458
Total	$1,008,281

Non-current assets for discontinued operations
Property, plant and equipment, net	$12,596
Total	$12,596

Total assets	$1,020,877

Current liabilities for discontinued operations
Other payables and accrued liabilities	$114,306
Total	$114,306

Total liabilities	$114,306

The operating results from discontinued operations included in the Company’s consolidated statements of operations and other comprehensive income (loss) were as follows for the years ended March 31, 2025, 2024 and 2023:

	For the years ended March 31,
	2025	2024	2023
Major classes of line items constituting net loss of discontinued operations
Revenues	$-	$26,408,122	$98,152,825
Cost of revenues	(15)	(25,148,902)	(93,098,463)
Selling and marketing	(905,694)	(12,258,710)	(53,790,207)
General and administrative	(29,774)	(1,900,701)	(6,386,621)
Research and development	-	(190,575)	(1,397,118)
Goodwill impairment	-	-	(7,872,696)
Other expense that are not major	(76)	(190,421)	(57,880)
Loss from discontinued operations, before income tax	(935,559)	(13,281,187)	(64,450,160)
Income tax benefit (expense)	-	95,630	(3,457,080)
Loss from discontinued operations, net of income tax	(935,559)	(13,185,557)	(67,907,240)
(Loss) gain on disposal of discontinued operations	(367,223)	7,547,428	-
Net loss from discontinued operations, net of income tax	$(1,302,782)	$(5,638,129)	$(67,907,240)

NOTE 13 – COMMITMENTS AND CONTINGENCIES

As of March 31, 2025 and 2024, Company has no significant leases or unused letters of credit.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings, to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity. As of March 31, 2025 and 2024, Company has no pending legal proceedings.

NOTE 14 – CUSTOMER AND SUPPLIER CONCENTRATION

Significant customers and suppliers are those that account for greater than 10% of the Company’s revenues and purchases.

The Company’s sales are made to customers that are located primarily in China. For the years ended March 31, 2025, 2024 and 2023, no individual customer accounted for more than 10% of the Company’s total revenues.

For the year ended March 31, 2025, 2024 and 2023, no individual supplier accounted for more than 10% of the Company’s total purchase.

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after March 31, 2024 through the date of the issuance of the consolidated financial statements on August 4, 2025 and noted that there were no other material subsequent events.

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to			Filed
Exhibit No.	Description	Form Exhibit Filing Date			herewith

1.1	Original Memorandum and Articles of Association dated March 4, 2019	F-1	3.1	March 8, 2019
1.2	Amended and Restated Articles of Association, effective on March 28, 2019	F-1	3.1	March 28, 2019
1.3	First Amended and Restated Memorandum of Association, effective on March 28, 2019	F-1	3.2	March 28, 2019
1.4	Amended and Restated Memorandum and Articles of Association, effective on October 21, 2021	20-F	1.4	August 15, 2022
1.5	Amended and Restated Memorandum and Articles of Association, effective on October 7, 2022	20-F/A	1.5	April 3, 2023
1.6	Amended and Restated Memorandum and Articles of Association, effective on March 10, 2023	20-F/A	1.6	April 3, 2023
1.7	Amended and Restated Memorandum and Articles of Association, effective on January 19, 2024	20-F	1.7	July 31, 2024
2.1	Specimen Certificate for Class A Ordinary Shares	20-F	2.1	July 31, 2024
2.2	Description of Securities	20-F	2.2	July 31, 2024
4.1	Form of Securities Purchase Agreement, by and between the Company and the Purchaser, dated April 10, 2023	6-K	10.1	April 18, 2023
4.2	Software Development Agreement, by and between the Company and Blueline Studios Inc., dated November 12, 2023	6-K	10.1	November 15, 2023
4.3	Promissory Note Purchase Agreement, by and between the Company and the Investor, dated November 9, 2023	20-F	4.3	July 31, 2024
4.4	Promissory Note, dated November 14, 2023	20-F	4.4	July 31, 2024
4.5	Promissory Note Purchase Agreement, by and between the Company and the Investor, dated January 18, 2024	20-F	4.5	July 31, 2024
4.6	Promissory Note, dated January 18, 2024	20-F	4.6	July 31, 2024
4.7	Promissory Note Purchase Agreement, by and between the Company and the Investor, dated March 12, 2024	20-F	4.7	July 31, 2024
4.8	Promissory Note, dated March 12, 2024	20-F	4.8	July 31, 2024
4.9	Employment Agreement, by and between the Company and Ms. Ling Guo, dated April 29, 2024	6-K	10.1	May 3, 2024
4.10	Employment Agreement, by and between the Company and Ms. Xiaoyue Zhang, dated April 29, 2024	6-K	10.2	May 3, 2024
4.11	Director Offer Letter, by and between the Company and Ms. Xiaoyue Zhang, dated April 29, 2024	6-K	10.3	May 3, 2024
4.12	Director Offer Letter, by and between the Company and Ms. Minzhu Xu, dated April 29, 2024	6-K	10.4	May 3, 2024
4.13	Director Offer Letter, by and between the Company and Mr. George Yijian Xu, dated May 15, 2024	6-K	10.1	May 15, 2024
4.14	Promissory Note Purchase Agreement, by and between the Company and Ms. Minzhu Xu, dated May 20, 2024	6-K	10.1	May 20, 2024
4.15	Promissory Note, dated May 20, 2024	6-K	10.2	May 20, 2024
4.16	Form of Securities Purchase Agreement, dated July 17, 2024	6-K	10.1	July 23, 2024
4.18	Amended Offer Letter, dated August 12, 2024, by and between Ms. Minzhu Xu and the Company	6-K	10.1	August 13, 2024
4.19	Promissory Note Purchase Agreement, by and between the Company and Ms. Minzhu Xu, dated September 30, 2024	6-K	10.1	October 3, 2024
4.20	Promissory Note, dated September 30, 2024	6-K	10.2	October 3, 2024
4.21	Promissory Note Purchase Agreement, by and between the Company and Ms. Minzhu Xu, dated January 13, 2025	6-K	10.1	January 17, 2025
4.22	Promissory Note, dated January 13, 2025	6-K	10.2	January 17, 2025
	Form of Share Purchase Agreement, dated February 28, 2025, by and among PAVS, BW and stockholders of BW	6-K	10.1	March 3, 2025
4.23	Promissory Note Purchase Agreement, by and between the Company and Mr. Guangrong Ao, dated April 3, 2025	6-K	10.1	April 3, 2025
4.24	Promissory Note, dated April 3, 2025	6-K	10.2	April 3, 2025
4.25	Promissory Note Purchase Agreement, by and between the Company and Mr. Guangrong Ao, dated May 30, 2025	6-K	10.1	May 30, 2025
4.26	Promissory Note, dated May 30, 2025	6-K	10.2	May 30, 2025
8.1	List of Subsidiaries				X
11.1	Code of Business Conduct and Ethics of the Registrant	F-1	99.1	May 3, 2019
11.2	Insider Trading Policy	20-F	11.2	July 31, 2024
12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.				X
12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended				X
13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
23.1	Consent of Enrome LLP				X
97.1	Compensation Recovery Policy	20-F	97.1	July 31, 2024	X
99.1	Consent of Jingtian & Gongcheng LLP				X

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

88

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

Date: August 4, 2025	/s/ Xiaoyue Zhang
Xiaoyue Zhang
Chief Executive Officer

89