Form 20-F/A
period 2025-03-31
Paranovus Entertainment Technology Ltd.
filed 2025-08-07
CIK 1751876

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2025 were66,724,675 Class A ordinary shares, par value $0.01 per share and 612,255 Class B ordinary shares, par value $0.01 per share.

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

Paranovus Entertainment Technology Ltd. (“we,” “us,” “the Company,” “our” or “Ryde”) is filing this Amendment No. 1 to Form 20-F (the “Form 20-F/A”) to its annual report on Form 20-F for the year ended March 31, 2025 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 4, 2025. The sole purpose of this Form 20-F/A is an exhibit-only filing to amend the Form 20-F to update the Exhibit 23.1. No other changes have been made to the Annual Report as amended by Amendment No. 1.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report and this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

2

ITEM 19. EXHIBITS

EXHIBIT INDEX

		Incorporated by reference to	Filed
Exhibit No.	Description	Form Exhibit Filing Date	herewith

23.1	Consent of Enrome LLP		X

101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

3

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

Date: August 7, 2025	/s/ Xiaoyue Zhang
Xiaoyue Zhang
Chief Executive Officer

4